Odyssey Re Holdings Corp.

Annual Report 2007

08043329



OdysseyRe®

Safe Journey



TABLE OF CONTENTS

Corporate Profile



Odyssey Re Holdings Corp. is a leading worldwide underwriter of reinsurance and specialty insurance, with total assets of $9.5 billion and $2.7 billion in shareholders' equity as of December 31, 2007. We are listed on the New York Stock Exchange under the ticker symbol "ORH."

Odyssey Re Holdings Corp., headquartered in Stamford, Connecticut, operates globally under the banner OdysseyRe. Supported by $2.9 billion of statutory policyholders' surplus, we underwrite a wide range of property and casualty reinsurance and insurance products through our subsidiaries: Odyssey America Reinsurance Corporation, Hudson Insurance Company, Hudson Specialty Insurance Company, Clearwater Insurance Company, Newline Insurance Company Limited, Newline Asia Services Pte. Limited and Newline Underwriting Management Limited, OdysseyRe's managing agent at Lloyd's. OdysseyRe is rated "A" (Excellent) by A.M. Best Company and "A-" (Strong) by Standard & Poor's.

OdysseyRe has 13 offices worldwide, with over 600 employees in four operating divisions: Americas, EuroAsia, London Market and U.S. Insurance.


2003
2004
2005
2006
2007
Millions
$ 3,000
2,500
2,000
1,500
1,000
Gross Premiums Written
Millions
$12,000
10,000
8,000
6,000
4,000
Total Assets
Millions
$ 3,000
2,500
2,000
1,500
1,000
Statutory Surplus
Dollars
$ 50
40
30
20
10
Book Value per Common Share

Performance Graph

The following graph compares the cumulative total return to shareholders of OdysseyRe (assuming reinvestment of dividends) from December 31, 2002 through December 31, 2007, with the cumulative total return of the Standard & Poor's 500 Property & Casualty Insurance Index and the cumulative total return of the Standard & Poor's 500 Composite Index.

Cumulative Total Return to Shareholders Value of $100 Invested on December 31, 2002[1][2]


$250
$200
$150
$100
$50
$0
DEC 02
DEC 03
DEC 04
DEC 05
DEC 06
DEC 07
ODYSSEYRE
S&P 500 INDEX
S&P 500 PROPERTY & CASUALTY

Company / Index	Base Period December 2002	December 2003	December 2004	December 2005	December 2006	December 2007
Odyssey Re Holdings Corp.	100	128.06	143.90	143.87	214.91	212.88
S&P 500 Index	100	128.68	142.69	149.70	173.34	182.86
S&P 500 Property & Casualty Insurance	100	126.41	139.58	160.68	181.36	156.04

(1) Assumes $100 invested on December 31, 2002 in shares of OdysseyRe common stock, the Standard & Poor's 500 Property & Casualty Insurance Index, and the Standard & Poor's 500 Composite Index.

(2) Based on the closing price of shares of OdysseyRe common stock on the dates shown on the NYSE and on information provided by Standard & Poor's.

Financial Highlights

Odyssey Re Holdings Corp.
(dollars in millions, except per share data)

	2007	2006	2005
Gross premiums written	$2,282.7	$2,335.7	$2,626.9
Net premiums written	2,089.4	2,160.9	2,301.7
Net premiums earned	2,120.5	2,225.8	2,276.8
Net investment income	329.4	487.1	220.1
Net realized investment gains	539.1	189.1	59.9
Income (loss) before income taxes	913.2	739.2	(181.8)
Net income (loss) available to common shareholders	587.2	499.6	(117.7)
Earnings (loss) per common share – basic	8.34	7.24	(1.81)
Earnings (loss) per common share – diluted	8.23	6.93	(1.81)
Total assets	9,501.0	8,953.7	8,646.6
Shareholders' equity	2,654.7	2,083.6	1,639.5
Return on average common equity	25.9%	28.3%	(7.6)%
Book value per common share[1]	$ 36.78	$ 27.92	$ 22.31
Combined ratio	95.5%	94.4%	117.6%

Gross Premiums Written by Division
(dollars in millions)

	2007	2006	2005
Americas	$ 834.9	$ 924.2	$1,130.5
EuroAsia	565.6	561.2	543.8
London Market	349.9	340.7	431.6
U.S. Insurance	532.3	509.6	521.0
Total Gross Premiums Written	**$2,282.7**	**$2,335.7**	**$2,626.9**

(1) Book value per common share, a financial measure often used by investors, is calculated using common shareholders' equity, a non-GAAP financial measure, which represents total shareholders' equity, a GAAP financial measure, reduced by the equity attributable to our preferred stock. The common shareholders' equity is divided by our common shares outstanding at each respective year end to derive book value per common share as reflected in the following table (in millions, except share and per share amounts):

	2007	2006	2005
Total shareholders' equity	$2,654.7	$2,083.6	$1,639.5
Less: equity related to preferred stock	97.5	97.5	97.5
Total common shareholders' equity	$2,557.2	$1,986.1	$1,542.0
Common shares outstanding	69,521,494	71,140,948	69,127,532
Book value per common share	$ 36.78	$ 27.92	$ 22.31

To Our Shareholders:

It is with great pleasure that I report to our shareholders that OdysseyRe enjoyed record results in 2007. After a terrific year in 2006, we've done even better in 2007, producing record net income available to common shareholders of $587 million. Our return on equity was again strong at 25.9%, down slightly from last year's return of 28.3%, and we achieved a combined ratio of 95.5% for the year. Business written over the last half dozen years remains highly profitable, although we continue to reflect costs associated from business written in prior periods.

Over the years, regardless of changing market conditions, OdysseyRe has remained committed to its business approach, combining a disciplined, opportunistic underwriting capability with a long-term, value-oriented investment strategy. Our primary focus has always been on compounding book value; our objective is to do so at a long-term rate of 15%. We are indifferent as to whether we achieve our goal through operating income or capital appreciation.

Reflecting the continuing success of this long-term approach, OdysseyRe closes 2007 with common shareholders' equity of $2.6 billion, an increase of $571 million over year end 2006, representing a growth rate in book value per share of 31.7% for the year. Since 2001, OdysseyRe has compounded book value per share at a rate in excess of 20% per annum, a pace that places our company solidly in the lead pack of industry participants.

Under the leadership of divisional CEO Mike Wacek, our Americas division, the largest of OdysseyRe's four operating divisions, continues to boast a strong position in the U.S. broker market. We write a full cross-section of exposures from our headquarters in Stamford, Connecticut. Casualty business is our largest segment, and we are leaders in both the treaty and facultative sections of that market. The bulk of our exposure to U.S. property risks is managed within this division. We also have a leading presence in the surety marketplace, run by our seasoned team in Stamford.

Within the Americas division reside our operations in Canada and Latin America. Our Canadian team, based in Toronto, turned in a strong performance during 2007. Our Latin American team, operating out of Miami, Mexico City and Santiago, Chile, also posted positive results during the year, while absorbing losses from several natural catastrophes.

OdysseyRe's international reinsurance operations are largely conducted through our EuroAsia division, headquartered in Paris, with a meaningful presence in Asia through our branch office in Singapore. Through our long history in the markets of Europe, the Middle East and Asia, we have built a durable, highly profitable portfolio of relationships in over 80 countries. Results from this, our second largest division, continued to be excellent in 2007. We experienced losses from the European storm Kyrill and Cyclone Gonu in Oman, yet still produced a handsome underwriting profit. Lucien Pietropoli has overseen OdysseyRe's EuroAsia division since 1999 and has done a first-rate job in expertly managing the development of our portfolio.

Through the combined efforts of our businesses in London, OdysseyRe's London Market division generated the largest absolute underwriting profit of any of our divisions. Our opportunistic participation in the capacity-strapped retrocessional markets drove large profits in our London-based reinsurance business. The international liability insurance portfolio we've developed through our Newline operations at Lloyd's continued its strong performance following our significant expansion in the first half of this decade. Brian Young has done a masterful job as divisional CEO orchestrating this performance with our experienced team in London.

Finally, from its base in New York, our U.S. Insurance division produced a terrific result in 2007, generating the second largest level of divisional underwriting profit after London. We conducted this business through our fleet of primary companies, operating under the Hudson brand name. Over the last five years, we have assembled a diverse book of specialty business, focusing on niches where our expertise provides a critical differentiating strength. Nowhere is this more evident than in the Healthcare group, based in California, which has continued its impressive run since becoming a part of the OdysseyRe family in 2003. As divisional CEO, Jim Migliorini has been responsible for this success.

While we are pleased with our past accomplishments, we recognize that market forces continue to mount and menace the future. We operate in a viciously cyclical industry, and we are not in the strengthening phase of the cycle, as flush profits and benign loss activity will continue to put downward pressure on the terms of

2007 Gross Premiums Written


Casualty 53.1%
Property 38.2%
Specialty 8.7%

trade in the underwriting business. As the market becomes more challenging, we will respond by heightening OdysseyRe's commitment to disciplined underwriting. Shareholders can expect us to purposefully contract our business in response to the deteriorating climate.

Notwithstanding the difficult headwinds, we do see strategic opportunities to push select areas of our business forward in 2008. It is likely that our overall portfolio will continue to tilt more toward the insurance side versus reinsurance. As of year end 2007, the combined insurance activity of our London business and the U.S. Insurance division accounted for a third of the premium generation at OdysseyRe...a significant evolution from the time of our IPO in 2001, when we were almost entirely a reinsurance company. We are cautiously expanding our direct capabilities in select regions, such as our Singapore initiative to broaden production of Asian liability business. We are likewise carefully nurturing new sub-classes of business, such as our entry into the multi-peril crop insurance field in the United States.

We believe that OdysseyRe is uniquely positioned to maintain a superior record of book value growth in the years ahead, due in large part to our continued adherence to the total return approach that has served us so well. While underwriting profit has been an important ingredient in our success over the past six years, it represents a smaller proportion of our overall net income than the industry average. Capital appreciation, achieved through our value-oriented investing discipline, has played, and will continue to play, an outsize role in the OdysseyRe story. Accordingly, as underwriting becomes increasingly challenging over the near- and medium-term, our formula for generating book value growth should remain less vulnerable than that of our peer companies.

Our investment approach has not only generated strong gains for OdysseyRe's shareholders, it has simultaneously insulated our balance sheet from the turbulence presently afflicting the financial industry. We have scrupulously avoided investing in the asset-backed, mortgage-backed security universe. Hamblin Watsa, our exclusive investment adviser, had foreseen the great unraveling now underway, and we are most happy to report we have not a scrap of such paper in our portfolio, regardless of rating. To the contrary, we have benefited enormously in 2007 by active investment positions designed to rise in value in the environment we have been experiencing...most notably our book of credit default swaps, built at a time when credit spreads were microscopic.

Because we have taken a longer-term view toward building book value, we have never been tempted to reach for yield to boost our quarterly operating income. We have historically maintained levels of cash that are unusually high in our industry, while waiting patiently for attractive opportunities for deployment. Our operating income has suffered in the past, when we've purposely held these high levels of low yielding cash assets. Looking forward, as short-term rates head lower, our quarterly investment income may diminish again, as we adhere to our chosen conservative approach. But, as in the past, we are confident that our contrarian, conservative perspective will reward OdysseyRe's shareholders with superior results over the long term.

In closing, I wish to thank our business partners and shareholders for their support. We also are grateful for the guidance and commitment provided by our Board of Directors. And, most importantly to me – because without them, our accomplishments would not be possible – I want to thank the extended OdysseyRe family around the world for their dedication to excellence.

Andrew A. Barnard
President and Chief Executive Officer






Marine & Aerospace
Surety
Facultative
Specialty Insurance
Casualty
Property

Overview of Operations

OdysseyRe conducts its business through four operating divisions: Americas, EuroAsia, London Market and U.S. Insurance. Each division is managed by talented underwriters and staffed by skilled professionals with the technical resources to assess and underwrite risk. We offer a symphony of products to a global audience, giving us access to diverse distribution channels and a balanced portfolio of risks.

In 2007, OdysseyRe's consolidated gross premiums written were $2.3 billion, down 2% from 2006. Reinsurance worldwide totaled 68%, while insurance business accounted for 32% of gross premiums written. Although we are U.S.-based, our international business comprises 48% of our portfolio.

OdysseyRe is a prominent global underwriter, with local authority, but built upon a unified underwriting culture in each of its 13 offices. In the following pages, you will see that each of OdysseyRe's divisions adapts its stengths to the diverse geography and product needs of its clients, making OdysseyRe a globally renowned performer in the insurance industry.

2007 Gross Premiums Written


Americas **36.6%**
EuroAsia **24.8%**
London Market **15.3%**
U.S. Insurance **23.3%**
Domestic **51.8%**
International **48.2%**
Reinsurance **67.7%**
Insurance **32.3%**

Americas Division

From offices in the United States, Canada and Latin America, the Americas division of OdysseyRe underwrites property and casualty, as well as marine, aerospace and surety reinsurance. Throughout the region, our underwriting teams are unrivaled in their experience, knowledge and understanding of the local market, reflecting OdysseyRe's status as one of the oldest U.S. reinsurers.



The U.S. operations are anchored by our Stamford-based treaty unit, a leading underwriter of U.S. property, casualty and surety reinsurance. The treaty operation is complemented by our New York casualty facultative team, which ranks among the top underwriters of casualty facultative reinsurance in the U.S. broker market. More than two-thirds of our U.S. premiums come from casualty lines (82% treaty, 18% facultative), with property and surety making up the balance.

Our gross premiums written in the U.S. declined in 2007 by 14%, to $650.6 million, as we continued to shift our mix of property business toward excess of loss coverage, which we believe offers more attractive opportunities than proportional business in the current market environment. Casualty premiums declined by approximately 10% from 2006, as the market for specialty lines such as directors and officers liability, errors and omissions liability and medical malpractice continued to soften. We also saw a continued trend toward higher client retentions in most lines that are not catastrophe-exposed, which affected premium production in all lines.

Our Latin America unit is headquartered in Mexico City with offices in Miami and Santiago. We write treaty business (mainly property and auto, with smaller amounts of marine and surety) on a regional basis from each of the three offices. We underwrite property facultative business throughout the region from our Mexico City office. In 2007, gross premiums written grew by 5%, to $141.4 million, as we resumed the expansion of our market penetration in the region, following some retrenchment in 2006 in the aftermath of Hurricane Wilma.

Our Toronto-based Canadian operation writes a wide range of treaty business, including property, casualty, crop and surety. In 2007, gross premiums written grew by 35%, to $43.3 million, rebounding sharply from the premium reductions we saw in 2006 that resulted from our shift away from certain marginally profitable proportional business. The strength of the Canadian dollar was also a contributor to our premium growth in 2007.

2007 Gross Premiums Written by Type of Business


Casualty 50%
Property 30%
Facultative 12%
Surety & Credit 5%
Marine & Aerospace 3%

Gross Premiums Written ($ in millions)


2007
2006
2005
$834.9
$924.2
$1,130.5

EuroAsia Division

The EuroAsia division of OdysseyRe underwrites property and casualty treaty and facultative reinsurance in the European Union, Eastern Europe, Japan, the Pacific Rim, Africa and the Middle East. Headquartered in Paris with offices in Stockholm, Singapore and Tokyo, the EuroAsia division, with 88 employees, is well-positioned to serve this large and growing market.

The EuroAsia division continued to underwrite a well-balanced portfolio of business as it completed its seventh year of operation, with gross premiums written in 2007 of $565.6 million, an increase of 1% over 2006, due to favorable exchange rates and reinstatement premiums from winter storm Kyrill and other catastrophe events. Business underwritten out of our Paris office represents 80.1% of the division's volume, with 14.8% and 5.1% from our Singapore and Stockholm offices respectively. We continue to report favorable results due largely to our underwriting discipline and a benign level of catastrophe losses in the second half of 2007.



OdysseyRe's Paris office is our treaty underwriting center for the European Union, Eastern Europe, the Middle East and Africa. In 2007, our Paris office increased its gross premiums written by 1.3% to $452.6 million, mainly due to the strength of the Euro against the U.S. dollar. Market conditions continue to soften in many classes of business, capacity is readily available and there is less overall demand, owing to the strong financial condition of cedants. Despite these conditions, our Paris office continues to succeed due to strong underwriting discipline, a sound reputation for professionalism and a history of long-term relationships with its clients.

Our Stockholm office had gross premiums written of $29.1 million, up 9.8% from 2006. The Stockholm office underwrites business in the Nordic countries, Baltic States and Russia, where OdysseyRe's presence continues to develop.

OdysseyRe's Pacific Rim business operates out of Singapore with a representative office in Tokyo. Gross premiums written decreased by $3.9 million or 4.3% from $87.9 million to $84.0 million, due to our continued retreat from proportional treaties and areas where competition is driving pricing below our margin requirements. Certain regions of business continue to face competitive pressure, which requires adherence to a strict underwriting policy. Japan, India, China and South Korea remain our largest markets.

2007 Gross Premiums Written by Type of Business


Property 63%
Casualty 19%
Surety & Credit 9%
Marine & Aerospace 8%
Facultative 1%

Gross Premiums Written ($ in millions)


2007
2006
2005
$565.6
$561.2
$543.8

London Market Division

OdysseyRe's London Market division underwrites insurance and reinsurance on a worldwide basis through three platforms: OdysseyRe's London branch, Newline Syndicate 1218 and Newline Insurance Company Limited ("NICL"). The three operations are supported by a common infrastructure and management team.

The division increased both its top line and net underwriting profit year over year. Gross premiums written increased 3% to $350 million in 2007, with the favorable effects of foreign exchange and the premium growth in UK motor, international medical malpractice and retrocessional catastrophe business, more than offsetting the decline in Newline Syndicate 1218's core casualty writings. Underwriting profit grew by 17% to $76 million for the year, thanks to modest catastrophe losses and favorable reserve development from prior years.

OdysseyRe's London branch underwrites property, casualty, accident and health, marine and aerospace treaty reinsurance. While its portfolio is global in scope, the branch's primary mission is to serve the reinsurance needs of clients based in the London Market, including Lloyd's. The branch portfolio is predominately excess of loss, focused on higher margin catastrophe-exposed lines of business.

Newline Syndicate 1218, the first integrated corporate capital structure to be formed at Lloyd's, has recently completed its eleventh year of operation. The Syndicate is a highly focused, leading casualty insurance specialist with a meaningful presence in the UK, Continental Europe, Australia, Canada, Israel and South Africa. Newline Syndicate 1218 joined Lloyd's Asia in May 2007 by establishing a representative office in Singapore, its first outside the UK, to respond to the growing demand for casualty insurance products in Asia. Newline Asia provides local, customized service and acts as a 'coverholder' for Newline Syndicate 1218, with full binding authority to underwrite the entire range of casualty products offered by the Syndicate.



NICL writes the same casualty insurance lines as the Syndicate and is able to write direct insurance throughout the European Community and facultative reinsurance in most other jurisdictions. NICL was formed in 2006 to provide a complementary insurance platform to Newline Syndicate 1218, providing customers and brokers more flexibility and greater choice. NICL expanded its product offering in 2007 to include UK motor, and in the late fall established a commercial motor fleet underwriting unit, set to begin writing business in early 2008.

2007 Gross Premiums Written by Type of Business


Casualty Insurance 58%
Property Reinsurance 19%
Marine & Aerospace 16%
Casualty Reinsurance 6%
Miscellaneous 1%

Gross Premiums Written ($ in millions)


2007
2006
2005
$349.9
$340.7
$431.6

U.S. Insurance Division

Through our Hudson Insurance Group, the U.S. Insurance division provides A.M. Best Company "A" rated underwriting capacity on an admitted and non-admitted basis to select segments of the property and casualty insurance market. Operating out of three offices with nearly 150 employees, Hudson focuses primarily on specialty liability products in the areas of professional liability, general liability and transportation. With broad licensing, Hudson underwrites through Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Insurance Company. Our structure allows operating flexibility, enabling us to respond to market opportunities where we can expect above average returns.



In 2007, the division wrote $532.3 million in gross premiums written, a modest increase over 2006. This growth resulted from our entrance into the multi-peril crop insurance, marine/energy and personal umbrella lines, more than offsetting the declines in our medical malpractice and personal automobile segments. In addition, Hudson Insurance Company was successful in obtaining its Treasury Listing and has begun to underwrite select areas of surety business.

Hudson's specialty medical malpractice business, underwritten from our offices in Napa and Chicago, provides coverage principally to small- and medium-sized hospitals, physicians and physician groups, as well as various ancillary health care providers in 15 targeted states throughout the U.S. Coverage is generally on a claims-made basis and written on surplus lines paper. We also provide liability and risk management services. Our risk management professionals are strategically located around the country and provide a valuable resource to our customers. This market continued to be increasingly challenging in 2007, as more entrants have been attracted by the favorable effects of tort reform and moderating loss costs.

From our offices in New York City, we target and underwrite classes of business that we believe offer prudent profitable growth opportunities, including directors and officers, environmental liability, architects and engineers, and other niche markets. We have teams of professionals who specialize in primary program business, where our disciplined underwriting approach and focus on monoline and regional business serve us well.

2007 Gross Premiums Written by Type of Business


Professional Liability 26%
Medical Malpractice 24%
Auto 20%
Specialty Liability 17%
Property & Package 13%

Gross Premiums Written ($ in millions)


2007
2006
2005
$532.3
$509.6
$521.0

Board of Directors

Odyssey Re Holdings Corp.

V. Prem Watsa
Chairman of the Board
Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited, a financial services holding company

James F. Dowd
Vice Chairman of the Board
President and Chief Executive Officer, Fairfax Inc., a holding company

Andrew A. Barnard
President and Chief Executive Officer, Odyssey Re Holdings Corp.

Peter M. Bennett [1]
Deputy Chairman, Aon Re Canada

Anthony F. Griffiths [2][3]
Independent Business Consultant and Corporate Director

Patrick W. Kenny [1][2][3]
President and Chief Executive Officer, International Insurance Society

Bradley P. Martin
Vice President and Chief Operating Officer, Fairfax Financial Holdings Limited, a financial services holding company

Brandon W. Sweitzer [2][3]
Senior Fellow, U.S. Chamber of Commerce

Paul M. Wolff [1][2]
Partner, Williams & Connolly

[1] Transaction Review Committee
[2] Compensation Committee
[3] Audit Committee

Officers

Odyssey Re Holdings Corp.

Andrew A. Barnard
President and Chief Executive Officer

Michael G. Wacek
Executive Vice President

R. Scott Donovan
Executive Vice President and Chief Financial Officer

Anthony J. Narciso, Jr.
Senior Vice President and Controller

Donald L. Smith
Senior Vice President, General Counsel and Corporate Secretary

Senior Officers

Odyssey America Reinsurance Corporation

Robert S. Bennett
Lawrence J. Boyle
Patrice M. Conboy
Nicholas P. Esposito
David M. Finkelstein
Philippe E. Mallier
Kaz W. Pienkawa
Darryl M. Razzaia
Jeffrey M. Rubin
James B. Salvesen
Elizabeth A. Sander
Mark A. Welshons

Americas Division

Michael G. Wacek, Chief Executive Officer
Lawrence C. Berger
Thomas C. Bredahl
Alane R. Carey
Francis D. Cerasoli
Andrew K. Chu
Mary M. Coca
Philip A. Evensen
Arturo E. Falcon
Walter H. Fransen
John E. Gavigan
Patrick E. Gentile
Joseph A. Guardo
Gary P. Maile
Juan Eduardo Ovalle
Brian D. Quinn
Roger M. Rossiter
Gustavo A. Scheffler
Christopher T. Suarez
Stephen J. Van de Graaf

EuroAsia Division

Lucien Pietropoli, Chief Executive Officer
Bernard Assens
Thierry Clarenc
Christophe Delélis-Fanien
Isabelle Dubots-Lafitte
Hervé Leduc
Olivier Massot
Pär Mattsson
Claude Oger
Gaël Le Païh
Bruno Pesenti
Ow Hea Sea
Emily Tay
Tadashi Urata

London Market Division

Brian D. Young, Chief Executive Officer
Martin J. Campbell
Paul F. Clayden
Guy Fraser
Stephen L. Gordon
Michael J. Hanns
Martin S. J. Hawkins
Robert B. Kastner
J. Richard F. Micklem
Peter N. Murphy
Carl A. Overy
André-François Rocque
Andrew W. Rogers
Richard I. Smart
Nigel G. Wilson

U.S. Insurance Division

James E. Migliorini, Chief Executive Officer
S. Lance Andrew
James A. Crowe
James J. Danbrowney
Gerard A. Dugan
Scott F. Galiardo
Christopher L. Gallagher
Michael P. Gleeson
Kimber J. Lantry
Peter H. Lovell
Sean C. Moffat
Stephen L. Porcelli
Anthony J. Slowski
John F. Verbich
William F. Wetherall
Jean M. Willig
Karin L. Zimmerly

Worldwide Offices

Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

Odyssey America Reinsurance Corporation

Americas Division

STAMFORD
300 First Stamford Place
Stamford, CT 06902
Tel. (203) 977-8000
Fax (203) 356-0196

NEW YORK
17 State Street
New York, NY 10004
Tel. (212) 978-2700
Fax (212) 384-0199

MEXICO CITY
Insurgentes Sur No.1605
17th Floor, Modulo III
Col. San José Insurgentes
Mexico, D.F. 03900
Tel. (52) 55-5662-8660
Fax (52) 55-5662-6661

MIAMI
1200 Brickell Avenue, Suite 1410
Miami, FL 33131
Tel. (305) 577-4244
Fax (305) 577-9895

SANTIAGO
Alcantara No. 44
Piso 10, Las Condes
Santiago, Chile
C.P. 6760397
Tel. (56) 2-228-0211
Fax (56) 2-228-0215

TORONTO
55 University Avenue
Suite 1600
Toronto, Ontario M5J 2H7
Canada
Tel. (416) 862-0162
Fax (416) 367-3248

EuroAsia Division

PARIS
15, Rue Du 4 Septembre
75002 Paris, France
Tel. (33) 1-49-26-1000
Fax (33) 1-42-96-3026

SINGAPORE
1 Finlayson Green
#17-00
Singapore 049246
Tel. (65) 6438-3806
Fax (65) 6438-3827

STOCKHOLM
Norrlandsgatan 16
P.O. Box 1709
SE-111 87, Stockholm
Sweden
Tel. (46) 8-598-11500
Fax (46) 8-598-11599

TOKYO
Ichibancho Central Building, 7F
22-1, Ichiban-cho, Chiyoda-ku
Tokyo 102-0082
Japan
Tel. (81) 3-3261-2570
Fax (81) 3-3261-2575


Toronto
Chicago
Stamford
Napa
New York
Mexico City
Miami
Santiago

London Market Division

LONDON
The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 020-7090-1800
Fax (44) 020-7090-1701

Newline Underwriting Management Limited
Newline Syndicate 1218
Newline Insurance Company Limited

The London Underwriting Centre
3 Minster Court, Suite 5/4
Mincing Lane
London EC3R 7DD
England
Tel. (44) 020-7090-1700
Fax (44) 020-7090-1701

SINGAPORE
Newline Asia Services Pte. Limited
1 Finlayson Green
#17-00
Singapore 049246
Tel. (65) 6438-3806
Fax (65) 6438-3865

U.S. Insurance Division

Hudson Insurance Group
Hudson Insurance Company
Hudson Specialty Insurance Company
Clearwater Insurance Company

Hudson Programs
NEW YORK
17 State Street
New York, NY 10004
Tel. (212) 978-2800
Fax (212) 344-2973

Hudson Healthcare
NAPA
851 Napa Valley Corporate Way
Suite N
Napa, CA 94558
Tel. (707) 225-3300
Fax (707) 224-6936

CHICAGO
Civic Opera Building
20 N. Wacker Drive, Suite 1370
Chicago, IL 60606
Tel. (312) 596-0222
Fax (312) 596-0233


Stockholm
London
Paris
Tokyo
Singapore



OdysseyRe®

Safe Journey

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ________

Commission File Number: 1-16535

Odyssey Re Holdings Corp.

(Exact Name of Registrant as Specified in its Charter)

SEC Mail Processing Section
MAR 18 2008
Washington, DC
101

Delaware	**52-2301683**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
Odyssey Re Holdings Corp. **300 First Stamford Place** **Stamford, Connecticut** *(Address of principal executive offices)*	**06902** *(Zip Code)*

Registrant's telephone number, including area code: (203) 977-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange
8.125% Series A Preferred Stock	New York Stock Exchange
Floating Rate Series B Preferred Stock	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The aggregate market value of the shares of all classes of voting shares of the registrant held by non-affiliates of the registrant on June 30, 2007 was $1,244.0 million, computed upon the basis of the closing sale price of the Common Stock on that date. For purposes of this computation, shares held by directors (and shares held by entities in which they serve as officers) and officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of February 25, 2008, there were 68,934,594 outstanding shares of Common Stock, par value $0.01 per share, of the registrant.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement filed or to be filed with the Securities and Exchange Commission pursuant to Regulation 14A involving the election of directors at the annual meeting of the shareholders of the registrant scheduled to be held on or about April 23, 2008 are incorporated by reference in Part III of this Form 10-K.

ODYSSEY RE HOLDINGS CORP.

TABLE OF CONTENTS

References in this Annual Report on Form 10-K to "OdysseyRe," the "Company," "we," "us" and "our" refer to Odyssey Re Holdings Corp. and, unless the context otherwise requires or otherwise as expressly stated, its subsidiaries, including Odyssey America, Clearwater, Newline, Hudson, Hudson Specialty and Clearwater Select (as defined herein).

SAFE HARBOR DISCLOSURE

In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward-looking statements contained in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We have included in this Annual Report on Form 10-K filing, and from time to time our management may make, written or oral statements that may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to:

- a reduction in net income if our loss reserves are insufficient;
- the occurrence of catastrophic events with a frequency or severity exceeding our estimates;
- the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;
- an inability to realize our investment objectives;
- the risk that the current governmental investigations or related proceedings involving the Company might impact us adversely;
- the risk that ongoing regulatory developments will disrupt our business or mandate changes in industry practices in a fashion that increases our costs or requires us to alter aspects of the way we conduct our business;
- a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;
- emerging claim and coverage issues, which could expand our obligations beyond the amount we intend to underwrite;
- a change in the requirements of one or more of our current or potential customers relating to counterparty financial strength, claims-paying ratings, or collateral requirements;
- actions of our competitors, including industry consolidation, and increased competition from alternative sources of risk management products, such as the capital markets;
- risks relating to our controlling shareholder's ability to determine the outcome of our corporate actions requiring board or shareholder approval;
- risks relating to our ability to raise additional capital if it is required;
- risks related to covenants in our debt agreements;
- our inability to access our subsidiaries' cash;
- loss of services of any of our key employees;
- risks related to our use of reinsurance brokers;
- changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio;
- failure of our reinsurers to honor their obligations to us;
- risks associated with the growth of our specialty insurance business and the development of our infrastructure to support this growth;

- operational and financial risks relating to our utilization of program managers, third-party administrators, and other vendors to support our specialty insurance operations;
- the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;
- risks related to our computer and data processing systems; and
- acts of war, terrorism or political unrest.

The words "believe," "anticipate," "project," "expect," "intend," "will likely result," "will seek to" or "will continue" and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in this Annual Report on Form 10-K, including factors discussed below in Item 1A — "Risk Factors." Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. *Business*

The Company

OdysseyRe is a leading underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer both treaty and facultative reinsurance to property and casualty insurers and reinsurers. We also write insurance business, primarily focused on liability lines, in the United States and London. Our global presence is established through 13 offices, with principal locations in the United States, London, Paris, Singapore, Toronto and Latin America. We had gross premiums written of $2.3 billion in 2007 and our shareholders' equity as of December 31, 2007 was $2.7 billion. For the year ended December 31, 2007, reinsurance represented 67.7% of our gross premiums written, and primary insurance represented the remainder, or 32.3%.

The United States is our largest market, generating 51.8% of our gross premiums written for the year ended December 31, 2007, with the remaining 48.2% comprised of international business. Our operations are managed through four divisions: Americas, EuroAsia, London Market and U.S. Insurance. The Americas division is comprised of our reinsurance operations in the United States, Canada and Latin America. The Americas division primarily writes treaty property, general casualty, specialty casualty, surety, and facultative casualty reinsurance business, primarily through professional reinsurance brokers. The EuroAsia division, headquartered in Paris, writes primarily treaty and facultative property reinsurance. Our London Market division operates through Newline Syndicate (1218) at Lloyd's and Newline Insurance Company Limited (collectively, "Newline"), where the business focus is casualty insurance, and our London branch, which focuses on worldwide property and casualty reinsurance. The U.S. Insurance division writes specialty insurance in the United States, including medical malpractice and professional liability. Across our operations, 53.1% of our gross premiums written were generated from casualty business, 38.2% from property business and 8.7% from specialty classes, including marine and aviation and surety and credit.

Odyssey Re Holdings Corp. was incorporated on March 21, 2001 in the state of Delaware. In June 2001, we completed our initial public offering. Prior to our initial public offering, we were wholly owned by Fairfax Financial Holdings Limited ("Fairfax"), a publicly traded Canadian financial services company. As of December 31, 2007, Fairfax owned 61.0% of our common shares.

Following is a summary of our principal operating subsidiaries:

- Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut property and casualty reinsurance company, is a direct subsidiary of the Company and is our principal reinsurance subsidiary. Odyssey America underwrites reinsurance on a worldwide basis.

- Odyssey UK Holdings Corp. ("UK Holdings"), a subsidiary of Odyssey America, is a holding company with several wholly-owned operating subsidiaries, including Newline Underwriting Management Ltd., through which it owns and manages Newline Syndicate 1218 at Lloyd's and Newline Insurance Company Limited (collectively, "Newline").

- Clearwater Insurance Company ("Clearwater"), a Delaware company, is a direct subsidiary of Odyssey America. Clearwater holds insurance licenses in 43 states.

- Hudson Insurance Company ("Hudson"), a Delaware company, is a direct subsidiary of Clearwater. Hudson, based in New York City, is the principal platform for our specialty insurance business and holds insurance licenses in 49 states.

- Hudson Specialty Insurance Company ("Hudson Specialty"), a New York company, is a direct subsidiary of Clearwater and is an eligible surplus lines insurer in 41 states.

- Clearwater Select Insurance Company ("Clearwater Select"), a Delaware company, is a direct subsidiary of Clearwater. Clearwater Select operates as an additional primary insurer in the Hudson group of companies and is widely licensed throughout the United States.

Business Objectives

Our objective is to build shareholder value by achieving an average annual growth in book value per common share of 15% over the long-term by focusing on underwriting profitability and generating superior investment returns. Our compounded annual growth in book value per common share from December 31, 2001, the year we became publicly traded, to December 31, 2007 was 20.4%. We intend to continue to achieve our objective through:

- *Adhering to a strict underwriting philosophy.* We emphasize disciplined underwriting over premium growth, concentrating on carefully selecting the risks we reinsure and determining the appropriate price for such risks. We seek to achieve our principal objective of attracting and retaining high quality business by centrally managing our diverse operations.

- *Increasing our position in specialty insurance business.* We intend to continue expanding our specialty insurance business by emphasizing underserved market segments or classes of business.

- *Pursuing attractive lines of business.* We seek to take advantage of opportunities to write new lines of business or expand existing classes of business, based on market conditions and expected profitability. We expect to expand our position over time in domestic and international markets by delivering high quality service through maintaining a local presence in the markets that we serve.

- *Maintaining our commitment to financial strength and security.* We are committed to maintaining a strong and transparent balance sheet. We will sustain financial flexibility through maintaining prudent operating and financial leverage and investing our portfolio primarily in high quality fixed income securities and value-oriented equity securities.

- *Achieving superior returns on invested assets.* We manage our investments using a total return philosophy, seeking to maximize the economic value of our investments, as opposed to current income. We apply a long-term value-oriented philosophy to optimize the total returns on our invested assets.

Enterprise Risk Management

We seek to apply conservative risk management principles and practices throughout our company. We are engaged in continuous enhancement of our risk management framework through the identification of risks that threaten our ability to achieve certain financial and operational objectives. Our primary risk exposures emanate from underwriting, loss reserving, investing and operations. Our Chief Risk Officer, who reports directly to the Chief Executive Officer, leads a multi-disciplinary team whose tasks are to identify, measure, evaluate and manage risk. To assist with the measurement process, we have established risk tolerances for our business. Comparison of actual risk indications to established levels of tolerance are performed regularly. Results of these comparisons are reviewed with the Chief Executive Officer and others within senior management, and are periodically reported to our Board of Directors.

Overview of Reinsurance

Reinsurance is an arrangement in which the reinsurer agrees to indemnify an insurance or reinsurance company, the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more insurance or reinsurance contracts. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks or classes of risks, and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks. Reinsurance, however, does not discharge the ceding company from its liability to policyholders. Rather, reinsurance serves to indemnify a ceding company for losses payable by the ceding company to its policyholders.

There are two basic types of reinsurance arrangements: treaty and facultative reinsurance. In treaty reinsurance, the ceding company is obligated to cede and the reinsurer is obligated to assume a specified portion of a type or category of risks insured by the ceding company. Treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the individual underwriting decisions made by the ceding company. Accordingly, reinsurers will carefully evaluate the ceding company's risk management and underwriting practices in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

In facultative reinsurance, the ceding company cedes and the reinsurer assumes all or part of the risk under a single insurance or reinsurance contract. Facultative reinsurance is negotiated separately for each contract that is reinsured. Facultative reinsurance normally is purchased by ceding companies for individual risks not covered by their reinsurance treaties, for amounts in excess of the dollar limits of their reinsurance treaties or for unusual risks.

Both treaty and facultative reinsurance can be written on either a proportional, also known as pro rata, basis or on an excess of loss basis. Under proportional reinsurance, the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion. Under excess of loss reinsurance, the reinsurer indemnifies the ceding company against all or a specified portion of losses and expenses in excess of a specified dollar amount, known as the ceding company's retention or the reinsurer's attachment point.

Excess of loss reinsurance is often written in layers. A reinsurer accepts the risk just above the ceding company's retention up to a specified amount, at which point that reinsurer or another reinsurer accepts the excess liability up to an additional specified amount, or such liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company's retention layer is said to write working layer or low layer excess of loss reinsurance. A loss that reaches just beyond the ceding company's retention will create a loss for the lower layer reinsurer, but not for the reinsurers on the higher layers. Loss activity in lower layer reinsurance tends to be more predictable than in higher layers.

Premiums payable by the ceding company to a reinsurer for excess of loss reinsurance are not directly proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportional risk. In contrast, premiums that the ceding company pays to the reinsurer for proportional reinsurance are proportional to the premiums that the ceding company receives, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's cost of acquiring the business being reinsured (commissions, premium taxes, assessments and administrative expenses) and also may include a profit factor for producing the business.

Reinsurance may be written for insurance or reinsurance contracts covering casualty risks or property risks. In general, casualty insurance protects against financial loss arising out of an insured's obligation for loss or damage to a third party's property or person. Property insurance protects an insured against a financial loss arising out of the loss of property or its use caused by an insured peril or event. Property catastrophe coverage is generally "all risk" in nature and is written on an excess of loss basis, with exposure to losses from earthquake, hurricanes and other natural or man made catastrophes such as storms, floods, fire or tornados. There tends to be a greater delay in the reporting and settlement of casualty reinsurance claims as compared to property claims due to the nature of the underlying coverage and the greater potential for litigation involving casualty risks.

Reinsurers may purchase reinsurance to cover their own risk exposure. Reinsurance of a reinsurer's business is called a retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause insurers to purchase reinsurance: to reduce net liability on individual risks or classes of risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity.

Reinsurance can be written through professional reinsurance brokers or directly with ceding companies.

Lines of Business

Our reinsurance operations primarily consist of the following lines of business:

- *Casualty.* Our casualty business includes a broad range of specialty casualty products, including professional liability, directors' and officers' liability, workers' compensation and accident and health, as well as general casualty products, including general liability, and auto liability and personal accident coverages written on both a treaty proportional and excess of loss basis as well as on a facultative basis.

- *Property.* Our property business includes reinsurance coverage to insurers for property damage or business interruption losses covered in industrial and commercial property and homeowners' policies. This business is written on a treaty proportional and excess of loss basis. Outside the U.S., we also write property reinsurance on a facultative basis. Property reinsurance contracts are generally "all risk" in nature. Our most significant exposure is typically to losses from windstorms and earthquakes, although we are also exposed to losses from events as diverse as freezes, riots, floods, industrial explosions, fires, hail and a number of other loss events. Our property reinsurance treaties generally exclude certain risks such as losses resulting from acts of war, nuclear, biological and chemical contamination, radiation and environmental pollution.
- *Marine and Aerospace.* We provide reinsurance protection for marine hull, cargo, transit and offshore oil and gas operations on a proportional and non-proportional basis. We also provide specialized reinsurance protection in airline, general aviation and space insurance business primarily on a non-proportional basis.
- *Surety and Credit.* Credit reinsurance, written primarily on a proportional basis, provides coverage to commercial credit insurers and the surety line relates primarily to bonds and other forms of security written by specialized surety insurers.

Our insurance operations primarily consist of the following lines of business:

- *Medical Malpractice.* Our medical malpractice business primarily provides coverage for group and individual physicians and small and medium-sized hospital accounts. We offer commercial general liability in conjunction with medical malpractice coverage.
- *Professional Liability.* Our professional liability business primarily consists of architects, engineers, environmental consultants and media professionals, as well as coverage for directors' and officers' liability.
- *Non-Standard Personal and Commercial Automobile.* Our non-standard private passenger automobile book is primarily focused in California. Our specialty commercial automobile book consists primarily of off-duty liability for truckers and West Coast regional waste haulers.
- *Specialty Liability.* Our specialty liability business primarily focuses on casualty risks in the excess and surplus markets. Our target classes include mercantile, manufacturing and building/premises, with particular emphasis on commercial and consumer products, miscellaneous general liability and other niche markets. We also provide occupational benefit coverages targeted to federally recognized tribes.
- *Property and Package.* Our property and package business is primarily focused on New York commercial property, agriculture and offshore energy. Also included are risks of restaurant franchisees written throughout the United States.

The following table sets forth our gross premiums written, by line of business, for each of the three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Property excess of loss	$ 351.4	15.4%	$ 313.9	13.4%	$ 355.1	13.5%
Property proportional	319.7	14.0	361.9	15.5	438.7	16.7
Property facultative	21.8	0.9	16.9	0.7	27.3	1.0
Property reinsurance	692.9	30.3	692.7	29.6	821.1	31.2
Casualty excess of loss	255.0	11.2	316.7	13.6	287.8	11.0
Casualty proportional	290.0	12.7	273.1	11.7	404.1	15.4
Casualty facultative	82.0	3.6	94.1	4.0	105.1	4.0
Casualty reinsurance	627.0	27.5	683.9	29.3	797.0	30.4
Marine and aerospace	128.7	5.6	144.4	6.2	141.8	5.4
Surety and credit	97.3	4.3	101.9	4.4	104.5	4.0
Miscellaneous	—	—	0.7	—	(0.8)	—
Total reinsurance	1,545.9	67.7	1,623.6	69.5	1,863.6	71.0
Medical malpractice	130.2	5.7	152.8	6.6	150.6	5.7
Professional liability	139.3	6.1	131.0	5.6	114.2	4.4
Personal auto	51.6	2.3	77.7	3.3	103.6	3.9
Specialty liability	90.4	4.0	81.8	3.5	90.5	3.5
Commercial auto	52.4	2.3	35.6	1.5	32.4	1.2
Property and package	68.4	3.0	30.7	1.3	29.7	1.1
U.S. insurance	532.3	23.4	509.6	21.8	521.0	19.8
Liability lines — Newline and NICL	201.5	8.8	198.9	8.5	234.9	8.9
Other lines — Newline	3.0	0.1	3.6	0.2	7.4	0.3
Total insurance	736.8	32.3	712.1	30.5	763.3	29.0
Total gross premiums written	$2,282.7	100.0%	$2,335.7	100.0%	$2,626.9	100.0%

For the year ended December 31, 2007, total reinsurance gross premiums written were $1,545.9 million, or 67.7% of our gross premiums written, and the remaining $736.8 million, or 32.3%, was insurance business. Our insurance premiums include our U.S. Insurance division and business written by our Lloyd's syndicate and Newline Insurance Company Limited, which are part of our London Market division. Treaty reinsurance represents 63.2% of our total gross premiums written and 93.3% of our total reinsurance gross premiums written. Facultative reinsurance is 4.5% of our gross premiums written and 6.7% of our total reinsurance business. During 2007, 51.0% of our total reinsurance gross premiums written was proportional and 49.0% was excess of loss.

We write property catastrophe excess of loss reinsurance, covering loss or damage from unpredictable events such as hurricanes, windstorms, hailstorms, freezes or floods, which provides aggregate exposure limits and requires cedants to incur losses in specified amounts before our obligation to pay is triggered. For the year ended December 31, 2007, $271.7 million, or 11.9%, of our gross premiums written were derived from property catastrophe excess of loss reinsurance. We also write property business, which has exposure to catastrophes, on a proportional basis, in North America and Latin America. In addition, the EuroAsia division primarily writes property business, with exposure to catastrophes, primarily in Europe, Japan, the Pacific Rim and the Middle East.

Treaty casualty business accounted for $545.0 million, or 23.9%, of gross premiums written for the year ended December 31, 2007, of which 53.2% was written on a proportional basis and 46.8% was written on an excess of loss basis. Our treaty casualty portfolio principally consists of specialty casualty products, including professional liability, directors' and officers' liability, workers' compensation and accident and health, as well as general casualty products, including general liability and auto liability. Treaty property business represented $671.1 million, or 29.4%, of gross premiums written for the year ended December 31, 2007, primarily consisting of commercial property and homeowners' coverage, of which 47.6% was written on a proportional basis and 52.4% was written on an excess of loss basis. Marine and aerospace business accounted for $128.7 million, or 5.6%, of gross premiums written for the year ended December 31, 2007, of which 30.3% was written on an excess of loss basis and 69.7% on a proportional basis. Surety, credit and other miscellaneous reinsurance lines accounted for 4.3% of gross premiums written in 2007.

Facultative reinsurance accounted for $103.8 million, or 4.5%, of gross premiums written for the year ended December 31, 2007, with 97.8% derived from the Americas division and 2.2% from the EuroAsia division. With respect to facultative business in the United States, we write only casualty lines of business, including general liability, umbrella liability, directors' and officers' liability, professional liability and commercial auto lines; with respect to facultative business in Latin America and EuroAsia, we write primarily property lines of business.

We operate at Lloyd's through our wholly owned syndicate, Newline Syndicate 1218, which focuses on casualty insurance. Our Lloyd's membership provides strong brand recognition, extensive broker and distribution channels, worldwide licensing and augments our ability to write insurance business on an excess and surplus lines basis in the United States.

We provide insurance products through our U.S. Insurance division. This business is comprised of specialty insurance business underwritten on both an admitted and non-admitted basis. Business is generated through national and regional agencies and brokers, as well as through program administrators. Each program administrator has strictly defined limitations on lines of business, premium capacity and policy limits. Many program administrators have limited geographic scope and all are limited regarding the type of business they may accept on our behalf. We underwrite medical malpractice insurance primarily on a non-admitted basis. Coverage is written on a claims-made basis, providing a wide range of limits and retentions.

As a general matter, we target specific classes of business depending on the market conditions prevailing at any given point in time. We actively seek to grow our participation in classes experiencing improvements, and reduce or eliminate participation in those classes suffering from intense competition or poor fundamentals. Consequently, the classes of business for which we provide reinsurance are diverse in nature and the product mix within the reinsurance and insurance portfolios may change over time. From time to time, we may consider opportunistic expansion or entry into new classes of business or ventures, either through organic growth or the acquisition of other companies or books of business.

We currently expect that our net premiums written could decline by approximately 10% for the year ended December 31, 2008 as compared to 2007. This primarily reflects our expectation of continued competition in the insurance and reinsurance marketplace, and our philosophy of disciplined underwriting, which requires us to non-renew or not accept underpriced business. While pricing generally remains adequate across the casualty market, we expect a decline in casualty classes of business, reflecting continued lower levels of reinsurance purchased by our customers and increased competition in certain specialty classes.

Divisions

Our business is organized across four operating divisions: the Americas, EuroAsia, London Market, and U.S. Insurance divisions. The table below illustrates gross premiums written by division for each of the three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Americas	$ 834.9	36.6%	$ 924.2	39.6%	$1,130.5	43.1%
EuroAsia	565.6	24.8	561.2	24.0	543.8	20.7
London Market	349.9	15.3	340.7	14.6	431.6	16.4
U.S. Insurance	532.3	23.3	509.6	21.8	521.0	19.8
Total gross premiums written	$2,282.7	100.0%	$2,335.7	100.0%	$2,626.9	100.0%

Americas Division

The Americas is our largest division, accounting for $834.9 million, or 36.6%, of our gross premiums written for the year ended December 31, 2007. The Americas division is organized into three major units: the United States, Latin America and Canada. The Americas division writes treaty, casualty and property, and facultative casualty reinsurance in the United States and Canada. In Latin America we write treaty and facultative property reinsurance along with other predominantly short-tail lines. The Americas division operates through six offices: Stamford, New York City, Mexico City, Miami, Santiago and Toronto, and as of December 31, 2007 had 319 employees. The Americas division's principal client base includes small to medium-sized regional and specialty ceding companies, as well as various specialized departments of major insurance companies. Business is generated mainly through brokers.

The following table displays gross premiums written by each of the units within the Americas division for each of the three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
United States	$650.6	77.9%	$756.4	81.8%	$ 929.9	82.3%
Latin America	141.4	16.9	134.9	14.6	148.6	13.1
Canada	43.3	5.2	32.0	3.5	50.4	4.5
Other	(0.4)	—	0.9	0.1	1.6	0.1
Total gross premiums written	$834.9	100.0%	$924.2	100.0%	$1,130.5	100.0%

The United States unit provides treaty reinsurance of virtually all classes of non-life insurance. In addition to the specialty casualty and general casualty reinsurance lines, the unit also writes commercial and personal property as well as marine and aerospace, accident and health, and surety lines. Facultative casualty reinsurance is also written in the United States unit, mainly for general liability, umbrella liability, directors' and officers' liability, professional liability and commercial auto. The United States unit operates out of offices in Stamford and New York

City. The following table displays gross premiums written, by business segment, for the United States for each of the last three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Specialty casualty	$295.4	45.4%	$320.9	42.4%	$339.6	36.5%
Property	148.1	22.8	192.3	25.4	252.1	27.1
Facultative	82.0	12.6	94.1	12.4	104.9	11.3
General casualty	74.6	11.5	89.0	11.8	103.0	11.1
Surety	36.4	5.6	39.3	5.2	47.4	5.1
Marine	18.3	2.8	25.2	3.3	25.4	2.7
Alternative risk	(2.4)	(0.4)	(3.9)	(0.5)	54.8	5.9
Other	(1.8)	(0.3)	(0.5)	—	2.7	0.3
Total gross premiums written	$650.6	100.0%	$756.4	100.0%	$929.9	100.0%

The Latin America unit writes primarily treaty and facultative business throughout Latin America and the Caribbean. The business is predominantly property in nature, but also includes auto, marine and other lines. The Latin America unit has its principal office in Mexico City, with satellite offices in Miami and Santiago. The Canadian unit, which is based in Toronto, writes primarily property reinsurance but also underwrites casualty, crop and surety business, all on a treaty basis.

The following table displays gross premiums written for the Americas division, by type of business, for each of the three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Property excess of loss	$125.1	15.0%	$122.7	13.3%	$ 135.7	12.0%
Property proportional	123.3	14.8	158.1	17.1	227.4	20.1
Property facultative	19.5	2.3	13.7	1.5	24.1	2.2
Property reinsurance	267.9	32.1	294.5	31.9	387.2	34.3
Casualty excess of loss	181.5	21.7	231.1	25.0	203.4	18.0
Casualty proportional	232.5	27.9	221.2	23.9	345.8	30.6
Casualty facultative	82.0	9.8	94.1	10.2	105.2	9.3
Casualty reinsurance	496.0	59.4	546.4	59.1	654.4	57.9
Marine and aerospace	25.4	3.0	36.2	3.9	37.5	3.3
Surety and credit	45.6	5.5	46.4	5.0	52.2	4.6
Miscellaneous lines	—	—	0.7	0.1	(0.8)	(0.1)
Total gross premiums written	$834.9	100.0%	$924.2	100.0%	$1,130.5	100.0%

EuroAsia Division

The EuroAsia division accounted for $565.6 million, or 24.8%, of our gross premiums written for the year ended December 31, 2007. The division primarily writes property business. The EuroAsia division operates out of four offices, with principal offices in Paris and Singapore and satellite offices in Stockholm and Tokyo, and as of December 31, 2007 had 88 employees. Business is produced through a strong network of global and regional brokers. The EuroAsia division underwrites through brokers for 65.6% of the business and 34.4% directly. Our top five brokers for the EuroAsia division in 2007, Aon Corporation, Guy Carpenter & Co., Inc., Benfield Group, Ltd,

Willis Re Group Holdings, Ltd, and Protection Reinsurance Intermediaries, generated 49.2% of the division's business in 2007.

The Paris branch office is the headquarters of the EuroAsia division and the underwriting center in charge of Europe, the Middle East and Africa, with an office in Stockholm, Sweden, covering the Nordic countries and Russia. The Paris branch writes primarily property, motor, credit and bond, accident and health, marine and aerospace and liability business. The Asia Pacific Rim unit, headquartered in Singapore with an office in Tokyo, writes reinsurance on both a treaty and facultative basis. The primary lines of business offered in the Asia Pacific Rim unit include property, marine, motor, accident and health, bond coverages and liability business. During 2007, Europe represented 68.6% of gross premiums written while Asia represented 18.1% and the Middle East, Africa and America comprised the remaining 13.3%.

The following table displays gross premiums written for the EuroAsia division, by type of coverage, for each of the last three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Property	$348.1	61.5%	$341.0	60.8%	$326.0	60.0%
Motor	79.6	14.1	85.0	15.1	88.4	16.3
Surety and credit	51.6	9.1	55.5	9.9	52.3	9.6
Marine	36.4	6.4	33.3	5.9	28.5	5.2
Liability	28.0	5.0	23.5	4.2	22.7	4.2
Aerospace	11.8	2.1	12.6	2.3	14.4	2.6
Accident and health	10.1	1.8	10.3	1.8	11.5	2.1
Total gross premiums written	$565.6	100.0%	$561.2	100.0%	$543.8	100.0%

The property business, including the property component of motor business, in EuroAsia is 54.6% proportional, 44.8% excess of loss and 0.6% facultative. Per risk coverages account for 53.7% of the property business, while 28.5% relates to catastrophe coverage.

The following table displays gross premiums written for the EuroAsia division, by type of business, for each of the three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Property excess of loss	$160.0	28.3%	$143.7	25.6%	$140.0	25.8%
Property proportional	195.3	34.5	203.8	36.3	203.1	37.3
Property facultative	2.2	0.4	3.2	0.6	3.3	0.6
Property	357.5	63.2	350.7	62.5	346.4	63.7
Casualty excess of loss	66.8	11.8	70.4	12.5	66.9	12.3
Casualty proportional	41.5	7.3	38.7	6.9	35.0	6.5
Casualty	108.3	19.1	109.1	19.4	101.9	18.8
Marine and aerospace	48.1	8.5	45.9	8.2	43.2	7.9
Surety and credit	51.7	9.2	55.5	9.9	52.3	9.6
Total gross premiums written	$565.6	100.0%	$561.2	100.0%	$543.8	100.0%

The property and casualty components of motor business have been included in the property and casualty amounts in the above table.

London Market Division

The London Market division accounted for $349.9 million, or 15.3%, of our gross written premiums for the year ended December 31, 2007. The London Market division operates through the Newline Syndicate (1218) at Lloyd's, Newline Insurance Company Limited and the London branch, and as of December 31, 2007 had 80 employees. Newline's business focus is international casualty, motor insurance and facultative reinsurance while the London branch writes worldwide treaty reinsurance. Our underwriting platforms are run by an integrated management team with a common business approach. Business is distributed through a diverse group of brokers, with the top five brokers representing 57.8% of gross premiums written. Our top London Market division brokers include Aon Corporation, Marsh Inc., Willis Re Group Holdings Ltd, Lockton Companies International and Jardine Lloyd Thompson.

For the year ended December 31, 2007, the London branch had gross premiums written of $145.3 million, or 41.5% of the total London Market division. The London branch writes worldwide treaty reinsurance through three business units: property, marine and aerospace, and international casualty. The property unit (comprising mainly retrocessional and catastrophe excess of loss business) represents 46.4% of the total gross premiums written for the year ended December 31, 2007. Geographically, 81.0% of the branch business is located in the United Kingdom, Western Europe and the United States.

For the year ended December 31, 2007, Newline had gross premiums written of $204.6 million, or 58.5% of the total London Market division. Newline writes international casualty and motor insurance and facultative reinsurance in seven sectors: professional indemnity, directors' and officers' liability, commercial crime and bankers' blanket bond, motor, satellite, medical malpractice and public and products liability. Newline's target market is generally small to medium-sized accounts which could be either private or public companies. The United Kingdom, Australia and Western Europe represent 79.5% of Newline's business.

The following table displays gross premiums written for the London Market division, by type of business, for each of the three years in the period ended December 31, 2007:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Property excess of loss	$ 66.3	19.0%	$ 47.5	13.9%	$ 79.4	18.4%
Property proportional	1.1	0.3	—	—	8.3	1.9
Property reinsurance	67.4	19.3	47.5	13.9	87.7	20.3
Casualty excess of loss	6.8	1.9	15.2	4.5	17.5	4.1
Casualty proportional	16.0	4.6	13.2	3.9	23.1	5.4
Casualty reinsurance	22.8	6.5	28.4	8.4	40.6	9.5
Marine and aerospace	55.1	15.7	62.3	18.3	61.0	14.1
Total reinsurance	145.3	41.5	138.2	40.6	189.3	43.9
Liability lines — Newline	201.5	57.6	198.9	58.4	234.9	54.4
Other — Newline	3.1	0.9	3.6	1.0	7.4	1.7
Total gross premiums written	$349.9	100.0%	$340.7	100.0%	$431.6	100.0%

U.S. Insurance Division

Trademarked as "Hudson Insurance Group," the U.S. Insurance division provides underwriting capacity on an admitted and non-admitted basis to medical malpractice and specialty insurance markets nationwide. The U.S. Insurance division generated $532.3 million, or 23.3%, of our gross premiums written for the year ended December 31, 2007. The U.S. Insurance division operates from offices in New York, Chicago and Napa, and as of December 31, 2007 had 148 employees.

Our medical malpractice business provides coverage principally to small and medium-sized hospitals, physicians and physician groups, and is primarily focused on 15 states throughout the United States. Coverage is generally offered on a claims-made basis and is written on a surplus lines basis to provide rate and form flexibility. This business is distributed primarily through regional brokers.

In addition, the U.S. Insurance division provides primary coverage for a variety of risks, including non-standard personal auto, commercial auto, specialty liability and other niche markets. We manage a limited number of active program administrator relationships, with a majority of our business concentrated in our top ten relationships. We perform extensive due diligence on all new and existing program administrators and look to do business with organizations that have a long and well-documented track record in their area of expertise. Strong monitoring processes are in place and our program administrators are incentivized to produce profitable insurance business rather than to merely generate volume.

The following table displays gross premiums written for the U.S. Insurance division, by type of business, for the years ended December 31, 2007, 2006 and 2005, respectively:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Professional liability	$139.3	26.2%	$131.0	25.7%	$114.2	21.9%
Medical malpractice	130.2	24.4	152.8	30.0	150.6	28.9
Specialty liability	90.3	17.0	81.8	16.1	90.5	17.4
Property and package	68.5	12.9	30.7	6.0	29.7	5.7
Commercial auto	52.4	9.8	35.6	7.0	32.4	6.2
Personal auto	51.6	9.7	77.7	15.2	103.6	19.9
Total gross premiums written	$532.3	100.0%	$509.6	100.0%	$521.0	100.0%

The following table provides additional detail regarding our medical malpractice business for the years ended December 31, 2007, 2006 and 2005, respectively:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
	(In millions)					
Physician groups and clinics	$ 41.2	31.6%	$ 41.9	27.4%	$ 50.3	33.4%
Hospitals	40.5	31.1	46.1	30.2	32.8	21.8
Select markets	21.1	16.2	31.6	20.7	41.4	27.5
Individual physicians	20.5	15.8	24.0	15.7	20.4	13.5
Other healthcare providers	6.9	5.3	9.2	6.0	5.7	3.8
Medical malpractice gross premiums written	$130.2	100.0%	$152.8	100.0%	$150.6	100.0%

Retention Levels and Retrocession Arrangements

Our underwriting guidelines as of December 31, 2007 impose maximum retentions on a per risk basis. We believe that the levels of gross capacity per property risk that are in place are sufficient to achieve our objectives in the marketplace. The following table illustrates the current gross capacity, cession (reinsurance retrocession) and net retention generally applicable under our underwriting guidelines. Larger limits may occasionally be written subject to the approval of senior management.

	Gross Capacity	Retrocession/ Reinsurance	Net Retention
		(In millions)	
Treaty			
Property	$15.0	$ —	$15.0
Casualty	7.5	—	7.5
Facultative			
Property	10.0	8.0	2.0
Casualty	5.0	2.0	3.0
Insurance			
Medical malpractice	11.0	10.2	0.8
Other casualty	10.0	7.0	3.0
Property	10.0	8.0	2.0
Newline	19.6	14.7	4.9

We are subject to accumulation risk with respect to catastrophic events involving multiple treaties, facultative certificates and insurance policies. To protect against this risk we buy catastrophe excess of loss reinsurance protection. The retention, the level of capacity purchased, the geographical scope of the coverage and the cost vary from year to year. Since 2006, we have chosen not to purchase non-proportional reinsurance for our core U.S. property account other than limited and/or partial covers. In 2007, we purchased some non-U.S. catastrophe excess of loss protection as well as some additional specific protections for our facultative property account in Latin America and Asia.

When we enter into retrocessional agreements, we cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to the reinsurance. Although the reinsurer is liable to us for the reinsurance ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligation at some later date. Our objective is to purchase reinsurance from reinsurers rated "A−" or better by Standard & Poor's Insurance Rating Services ("Standard & Poor's") or A.M. Best Company, Inc. ("A.M. Best"). Reinsurers with lower ratings will be considered if the reinsurance security is collateralized, or with senior management approval.

We purchase reinsurance to increase our aggregate premium capacity, to reduce and spread the risk of loss on insurance and reinsurance underwritten and to limit our exposure with respect to multiple claims arising from a single occurrence. We are subject to accumulation risk with respect to catastrophic events involving multiple treaties, facultative certificates and insurance policies. To protect against this risk, we purchase catastrophe excess of loss reinsurance protection. The retention, the level of capacity purchased, the geographic scope of the coverage and the cost vary from year to year. Specific reinsurance protections are also placed to protect selected portions of our portfolio. Our catastrophe excess of loss reinsurance protection available for losses in the United States for 2005 was exhausted by Hurricanes Katrina, Rita and Wilma during the year ended December 31, 2005.

Our ten largest reinsurers represent 49.1% of our total reinsurance recoverables as of December 31, 2007. Amounts due from all other reinsurers are diversified, with no other individual reinsurer representing more than $14.7 million of reinsurance recoverables as of December 31, 2007, and the average balance is less than $3.0 million.

The following table shows the total amount which is recoverable from each of our ten largest reinsurers for paid and unpaid losses as of December 31, 2007, the amount of collateral held, and each reinsurer's A.M. Best rating (in millions):

Reinsurer	Reinsurance Recoverable	Percent of Total	Collateral	A.M. Best Rating
Underwriters Reinsurance Company (Barbados)	$ 74.0	10.2%	$ 74.0	NR
Lloyd's of London	72.5	10.0	0.3	A
Swiss Reinsurance America Corporation	35.2	4.8	—	A+
Swiss Re UK	33.5	4.6	—	A+
Federal Insurance Company	33.1	4.6	—	A++
Hannover Rueckversicherung — AG	26.5	3.6	0.4	A
Transatlantic Reinsurance Company	23.1	3.2	—	A+
Ace Property & Casualty Insurance	22.3	3.1	—	A+
Arch Reinsurance Company	20.4	2.8	23.6	A
Partner Reinsurance Company US	16.4	2.2	—	A+
Sub-total	357.0	49.1	98.3	
All Other	369.6	50.9	85.8	
Total	$726.6	100.0%	$184.1	

For additional information on our retrocession agreements, please refer to Notes 9 and 10 to the consolidated financial statements included in this Annual Report on Form 10-K.

Claims

Reinsurance claims are managed by our professional claims staff, whose responsibilities include the review of initial loss reports, creation of claim files, determination of whether further investigation is required, establishment and adjustment of case reserves, and payment of claims. Claims staff recognize that fair interpretation of our reinsurance agreements and timely payment of covered claims is a valuable service to clients and enhances our reputation. In addition to claims assessment, processing and payment, our claims staff conducts comprehensive claims audits of both specific claims and overall claims procedures at the offices of selected ceding companies, which we believe benefits all parties to the reinsurance arrangement. Claims audits are conducted in the ordinary course of business. In certain instances, a claims audit may be performed prior to assuming reinsurance business.

A dedicated claims unit manages the claims related to asbestos-related illness and environmental impairment liabilities, due to the significantly greater uncertainty involving these exposures. This unit performs audits of cedants with significant asbestos and environmental exposure to assess our potential liabilities. This unit also monitors developments within the insurance industry that may have a potential impact on our reserves.

For our medical malpractice business, written by the U.S. Insurance division, we employ a professional claims staff to confirm coverage, investigate, and administer all other aspects of the adjusting process from the inception to the final resolution of insurance claims. Insurance claims relating to our specialty insurance business conducted through program administrators are generally handled by third party administrators, typically specialists in a defined business, who have limited authority and are subject to continuous oversight and review by our internal professional claims staff.

Reserves for Unpaid Losses and Loss Adjustment Expenses

We establish reserves to recognize liabilities for unpaid losses and loss adjustment expenses ("LAE"), which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses with respect to insured events that have occurred on or before the balance sheet date, including events which have not yet been reported to us. Significant periods of time may elapse between the occurrence of an insured loss, the reporting of the loss by the insured to the ceding company, the reporting of the loss by the ceding company to the reinsurer, the ceding company's payment of that loss and subsequent payments to the ceding company by the reinsurer.

We rely on loss information received from ceding companies to establish our estimate of losses and LAE. The types of information we receive from ceding companies generally vary by the type of contract. Proportional contracts are generally reported on at least a quarterly basis, providing premium and loss activity as estimated by the ceding company. Our experienced accounting staff has the primary responsibility for managing the handling of information received on these types of contracts. Our claims staff may also assist in the analysis, depending on the size or type of individual loss reported on proportional contracts. Cedant reporting for facultative and treaty excess of loss contracts includes detailed individual claim information, including the description of injury, confirmation of cedant liability, and the cedant's current estimate of liability. Our experienced claims staff has the responsibility for managing and analyzing the individual claim information. Based on the claims staff's evaluation of the claim, we may choose to establish additional case reserves over that reported by the ceding company. Due to potential differences in ceding company reserving and reporting practices, our accounting, claims and internal audit departments perform reviews on ceding carriers to ensure that their underwriting and claims procedures meet our standards.

We also establish reserves to provide for incurred but not reported ("IBNR") claims and the estimated expenses of settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process, known as loss adjustment expenses. We periodically revise such reserves to adjust for changes in the expected loss development pattern over time.

We rely on the underwriting and claim information provided by ceding companies for reinsurance business, and the estimates advised by our claims adjusters for insurance business, to compile our analysis of losses and LAE. This data is aggregated by geographic region and type of business to facilitate analysis. We calculate incurred but not reported loss and LAE reserves using generally accepted actuarial reserving techniques to project the ultimate liability for losses and LAE. IBNR includes a provision for losses incurred but not yet reported to us as well as anticipated additional emergence on claims already reported by the ceding companies or claimants. The actuarial techniques for projecting loss and LAE reserves rely on historical paid and case reserve loss emergence patterns and insurance and reinsurance pricing and claim cost trends to establish the claims emergence of future periods with respect to all reported and unreported insured events that have occurred on or before the balance sheet date.

Estimates of reserves for unpaid losses and LAE are contingent upon legislative, regulatory, social, economic and legal events that may or may not occur in the future, thereby affecting assumptions of claims frequency and severity. These events include losses arising from a variety of catastrophic events, such as hurricanes, windstorms and floods. The eventual outcome of these events may be different from the assumptions underlying our reserve estimates. In the event that loss trends diverge from expected trends, we adjust our reserves to reflect the actual emergence which is known during the period. On a quarterly basis, we compare actual emergence in the quarter and cumulatively since the implementation of the last reserve review to the expectation of reported loss for the period. Variation in actual emergence from expectations may result in a change in loss and LAE reserve. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse or favorable effects to our financial results. Changes in expected claim payment rates, which represent one component of loss and LAE emergence, may also impact our liquidity and capital resources, as discussed in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The reserving process is complex and the inherent uncertainties of estimating such reserves are significant, due primarily to the longer-term nature of most reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies. As a result, actual losses and LAE may deviate, perhaps substantially, from estimates of reserves reflected in our consolidated financial statements. During the loss settlement period, which can be many years in duration, additional facts regarding individual claims and trends usually become known. As these become apparent, it usually becomes necessary to refine and adjust the reserves upward or downward, and even then, the ultimate net liability may be less than or greater than the revised estimates.

We have exposure to asbestos, environmental pollution and other latent injury damage claims on policies written prior to the mid 1980s. Included in our reserves are amounts related to asbestos-related illnesses and environmental impairment, which, net of related reinsurance recoverables, totaled $256.9 million and $215.7 million as of December 31, 2007 and 2006, respectively. The majority of our asbestos and environmental related liabilities arise from contracts written by Clearwater before 1986 that were underwritten as standard general liability coverages where the contracts contained terms which, for us and the industry overall, have been interpreted by the courts to provide coverage for asbestos and environmental exposures not contemplated by the original pricing or reserving of the covers. Our estimate of our ultimate liability for these exposures includes case basis reserves and a provision for liabilities incurred but not yet reported. Case basis reserves are a combination of reserves reported to us by ceding companies and additional case reserves determined by our dedicated asbestos and environmental claims unit. We rely on an annual analysis of Company and industry loss emergence trends to estimate the loss and LAE reserve for this exposure, including projections based on historical loss emergence and loss completion factors supplied from other company and industry sources, with monitoring of emerging experience on a quarterly basis.

Estimation of ultimate asbestos and environmental liabilities is unusually complex due to several factors resulting from the long period between exposure and manifestation of these claims. This lag can complicate the identification of the sources of asbestos and environmental exposure, the verification of coverage and the allocation of liability among insurers and reinsurers over multiple years. This lag also exposes the claim settlement process to changes in underlying laws and judicial interpretations. There continues to be substantial uncertainty regarding the ultimate number of insureds with injuries resulting from these exposures.

In addition, other issues have emerged regarding asbestos exposure that have further impacted the ability to estimate ultimate liabilities for this exposure. These issues include an increasingly aggressive plaintiffs' bar, an increased involvement of defendants with peripheral exposure, the use of bankruptcy filings due to asbestos liabilities as an attempt to resolve these liabilities to the disadvantage of insurers, the concentration of litigation in venues favorable to plaintiffs, and the potential of asbestos litigation reform at the state or federal level.

We believe these uncertainties and factors make projections of these exposures, particularly asbestos, subject to less predictability relative to non-asbestos and non-environmental exposures. See Note 8 to the consolidated financial statements for additional historical information on loss and LAE reserves for these exposures.

In the event that loss trends diverge from expected trends, we may have to adjust our reserves for loss and LAE accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse or favorable effects to our financial results. Management believes that the recorded estimates represent the best estimate of unpaid losses and LAE based on the information available at December 31, 2007. Due to the uncertainty involving estimates of ultimate loss and LAE, including asbestos and environmental exposures, management does not attempt to produce a range around its best estimate of loss.

Historical Loss Reserve Trends

We have recognized significant increases to estimates for prior years' recorded loss liabilities. Net income was adversely impacted in the calendar years where reserve estimates relating to prior years were increased. It is not possible to assure that adverse development on prior years' losses will not occur in the future. If adverse development does occur in future years, it may have a material adverse impact on net income.

The "Ten Year Analysis of Consolidated Losses and Loss Adjustment Expense Reserve Development Table" that follows presents the development of balance sheet loss and LAE reserves for calendar years 1997 through 2007. The upper half of the table shows the cumulative amounts paid during successive years related to the opening reserve. For example, with respect to the reserves for unpaid losses and LAE of $2,134 million as of December 31, 1997, by the end of 2007, $1,983 million had actually been paid in settlement of those reserves. In addition, as reflected in the lower section of the table, the original reserve of $2,134 million was re-estimated to be $2,584 million as of December 31, 2007. This change from the original estimate would normally result from a combination of a number of factors, including losses being settled for different amounts than originally estimated. The original estimates will also be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity patterns. The net deficiency or redundancy depicted in the table, for any particular calendar year, shows the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. For example, the cumulative deficiency of $450 million, which has been reflected in our consolidated financial statements as of December 31, 2007, related to December 31, 1997 for unpaid losses and LAE reserves of $2,134 million, represents the cumulative amount by which net reserves for 1997 have developed unfavorably from 1998 through 2007.

Each amount other than the original reserves in the table below includes the effects of all changes in amounts for prior periods. For example, if a loss settled in 2000 for $150,000 was first reserved in 1997 at $100,000 and remained unchanged until settlement, the $50,000 deficiency (actual loss minus original estimate) would be included in the cumulative net deficiency in each of the years in the period 1997 through 1999 shown in the following table. Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future development based on this table.

Ten Year Analysis of Consolidated Losses and Loss Adjustment Expense Reserve Development Table Presented Net of Reinsurance With Supplemental Gross Data

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
					(In millions)						
Reserves for unpaid losses and LAE	$2,134	$ 1,988	$ 1,831	$ 1,667	$ 1,674	$ 1,864	$ 2,372	$3,172	$3,911	$4,403	$4,475
Paid (cumulative) as of:											
One year later	546	594	609	596	616	602	632	914	787	1,111	
Two years later	994	1,055	1,042	1,010	985	999	1,213	1,298	1,614		
Three years later	1,342	1,353	1,333	1,276	1,296	1,424	1,456	1,835			
Four years later	1,518	1,546	1,506	1,553	1,602	1,563	1,898				
Five years later	1,649	1,675	1,718	1,802	1,666	1,932					
Six years later	1,756	1,828	1,901	1,827	1,968						
Seven years later	1,848	1,941	1,904	2,061							
Eight years later	1,928	1,896	2,102								
Nine years later	1,861	2,045									
Ten years later	1,983										
Liability re-estimated as of:											
One year later	2,113	2,034	1,846	1,690	1,760	1,993	2,561	3,345	4,051	4,444	
Two years later	2,151	2,043	1,862	1,787	1,935	2,240	2,828	3,537	4,144		
Three years later	2,131	2,044	1,951	2,018	2,194	2,573	3,050	3,736			
Four years later	2,128	2,104	2,144	2,280	2,514	2,828	3,294				
Five years later	2,169	2,246	2,332	2,581	2,726	3,077					
Six years later	2,237	2,345	2,572	2,750	2,973						
Seven years later	2,284	2,475	2,702	2,969							
Eight years later	2,372	2,571	2,893								
Nine years later	2,443	2,735									
Ten years later	2,584										
Cumulative redundancy/(deficiency)	$ (450)	$ (747)	$(1,062)	$(1,302)	$(1,299)	$(1,213)	$ (922)	$ (564)	$ (233)	$ (41)	
Gross liability — end of year	$2,894	$ 2,692	$ 2,570	$ 2,566	$ 2,720	$ 2,872	$ 3,400	$4,225	$5,118	$5,142	$5,119
Reinsurance recoverables	760	704	739	899	1,046	1,008	1,028	1,053	1,207	739	644
Net liability — end of year	2,134	1,988	1,831	1,667	1,674	1,864	2,372	3,172	3,911	4,403	4,475
Gross re-estimated liability at December 31, 2007	3,627	3,899	4,164	4,367	4,530	4,531	4,551	4,936	5,403	5,188	
Re-estimated recoverables at December 31, 2007	1,043	1,164	1,271	1,398	1,557	1,454	1,257	1,200	1,259	744	
Net re-estimated liability at December 31, 2007	2,584	2,735	2,893	2,969	2,973	3,077	3,294	3,736	4,144	4,444	
Gross cumulative deficiency	$ (733)	$(1,207)	$(1,594)	$(1,801)	$(1,810)	$(1,659)	$(1,151)	$ (711)	$ (285)	$ (46)	

The cumulative deficiency in 2006 reserves for unpaid losses and LAE for the year ended December 31, 2007 is $41 million. Through December 31, 2007, the cumulative deficiencies in 2005, 2004 and 2003 reserves for unpaid losses and LAE were $233 million, $564 million and $922 million, respectively. The cumulative deficiency in 2006 reserves for unpaid losses and LAE for the year ended December 31, 2007 principally resulted from increased reserves for asbestos and environmental pollution liabilities associated with contracts generally written prior to 1986. These contracts contained terms that, for us and the industry overall, have been interpreted by the courts to provide coverage for exposures that were not contemplated by the original pricing or reserving of the covers. The cumulative deficiency in 2005, 2004 and 2003 reserves for unpaid losses and LAE for the year ended December 31, 2007 was principally attributable to increased loss estimates for U.S. casualty business written in the late 1990s and early 2000s. The U.S. casualty classes of business include general liability, professional liability and excess workers' compensation. In recent calendar years, we experienced loss emergence, resulting from a combination of higher claim frequency and severity, that was greater than our expectations, which were previously established based on a review of prior years' loss trends for this business written in the late 1990s and early 2000s. General liability and excess workers' compensation classes of business during these years were adversely impacted by the competitive conditions in the industry at that time. These competitive conditions resulted in pricing pressure and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Professional liability was impacted by the increase in frequency and severity of claims relating to bankruptcies and other financial and management improprieties in the late 1990s and early 2000s.

We believe that the recorded estimates represent the best estimate of unpaid losses and LAE based on the information available at December 31, 2007. In the event that loss trends diverge from expected trends, we may have to adjust our reserves for losses and LAE accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects to our financial results.

The following table is derived from the "Ten Year Analysis of Consolidated Losses and Loss Adjustment Expense Reserve Development Table" above. It summarizes the effect of re-estimating prior year loss reserves, net of reinsurance, on pre-tax income for the latest ten calendar years through December 31, 2007. Each column represents the calendar year development by each accident year. For example, in calendar year 2007, the impact of re-estimates of prior year loss reserves reduced pre-tax income by $40.5 million.

	Development in Calendar Year									
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	(In millions)									
Accident Year Contributing to Loss Reserve Development										
1997 and Prior	$21.4	$(38.3)	$ 19.4	$ 2.4	$(41.9)	$ (67.5)	$ (46.3)	$ (88.2)	$ (71.5)	$(140.8)
1998		(7.4)	(29.6)	(4.0)	(19.0)	(74.0)	(52.1)	(41.8)	(24.5)	(24.0)
1999			(5.7)	(15.0)	(28.0)	(51.0)	(89.5)	(110.8)	(33.9)	(26.1)
2000				(6.5)	(9.0)	(38.0)	(74.6)	(59.3)	(39.8)	(27.5)
2001					12.4	56.0	2.5	(19.0)	(42.4)	(29.4)
2002						46.6	12.2	(13.8)	(42.3)	(1.7)
2003							57.8	66.7	32.4	5.2
2004								93.5	29.6	45.2
2005									52.5	106.4
2006										52.2
Total Calendar Year Effect on Pre-tax Income Resulting from Reserve Re-estimation	$21.4	$(45.7)	$(15.9)	$(23.1)	$(85.5)	$(127.9)	$(190.0)	$(172.7)	$(139.9)	$ (40.5)

The significant increase in reserves on accident years 1997 and prior for calendar year 2007 related principally to increased reserves for asbestos and environmental pollution liabilities.

The significant increase in reserves on accident years 1998 through 2002 for recent calendar years related principally to casualty reinsurance written in the United States in the late 1990s and early 2000s. These years experienced a proliferation of claims relating to bankruptcies and corporate improprieties. This resulted in an increase in the frequency and severity of claims in professional liability lines. Additionally, general liability and excess workers' compensation classes of business in this period reflected increasing competitive conditions. These factors have impacted our ability to estimate losses and LAE for these exposures for recent calendar years.

Improvements in competitive conditions and economic environment beginning in 2001 have resulted in a generally downward trend on re-estimated reserves for accident years 2003 through 2006. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

The following table summarizes our provision for unpaid losses and LAE for the years ended December 31, 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Gross unpaid losses and LAE, beginning of year	$5,142.1	$5,117.7	$4,224.6
Less: ceded unpaid losses and LAE, beginning of year	739.0	1,206.8	1,052.8
Net unpaid losses and LAE, beginning of year	4,403.1	3,910.9	3,171.8
Add: Losses and LAE incurred related to:			
Current year	1,367.9	1,344.3	1,888.9
Prior years	40.5	139.9	172.7
Total losses and LAE incurred	1,408.4	1,484.2	2,061.6
Less: Paid losses and LAE related to:			
Current year	251.4	251.3	380.7
Prior years	1,111.1	787.3	913.7
Total paid losses and LAE	1,362.5	1,038.6	1,294.4
Effects of exchange rate changes	26.6	46.6	(28.1)
Net unpaid losses and LAE, end of year	4,475.6	4,403.1	3,910.9
Add: ceded unpaid losses and LAE, end of year	643.5	739.0	1,206.8
Gross unpaid losses and LAE, end of year	$5,119.1	$5,142.1	$5,117.7

The above amounts reflect tabular reserving for workers' compensation indemnity reserves that are considered fixed and determinable. We discount such reserves using an interest rate of 3.5% and standard mortality assumptions. The amount of loss reserve discount as of December 31, 2007, 2006 and 2005 was $89.4 million, $95.1 million and $90.3 million, respectively.

Gross and net development for asbestos and environmental reserves for the last three calendar years are provided in the following table (in millions):

	2007	2006	2005
Asbestos			
Gross unpaid losses and LAE, beginning of year	$308.7	$274.7	$242.2
Add: Gross losses and LAE incurred	86.0	62.4	54.2
Less: Gross calendar year paid losses and LAE	55.4	28.4	21.7
Gross unpaid losses and LAE, end of year	$339.3	$308.7	$274.7
Net unpaid losses and LAE, beginning of year	$189.0	$119.3	$ 82.7
Add: Net losses and LAE incurred	63.0	27.1	41.2
Less: Net calendar year paid losses and LAE	29.6	(42.6)	4.6
Net unpaid losses and LAE, end of year	$222.4	$189.0	$119.3
Environmental			
Gross unpaid losses and LAE, beginning of year	$ 35.9	$ 40.4	$ 29.9
Add: Gross losses and LAE incurred	14.2	(0.6)	9.7
Less: Gross calendar year paid losses and LAE	8.1	3.9	(0.8)
Gross unpaid losses and LAE, end of year	$ 42.0	$ 35.9	$ 40.4
Net unpaid losses and LAE, beginning of year	$ 26.7	$ 13.5	$ 16.3
Add: Net losses and LAE incurred	14.5	(2.2)	(0.9)
Less: Net calendar year paid losses and LAE	6.7	(15.4)	1.9
Net unpaid losses and LAE, end of year	$ 34.5	$ 26.7	$ 13.5

Net losses and LAE incurred for asbestos claims increased $63.0 million, $27.1 million and $41.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in 2006 net losses and LAE incurred included a $17.3 million benefit resulting from the amortization of the deferred gain related to the 1995 Stop Loss Agreement and a loss of $3.8 million related to the commutation of this agreement in addition to a net reserve increase of $40.6 million. Also as a result of this commutation, net reserves were increased by $49.9 million and net paid losses were decreased by $63.4 million.

Net losses and LAE incurred for environmental claims increased $14.5 million for the year ended December 31, 2007 and decreased $2.2 million and $0.9 million for the years ended December 31, 2006 and 2005, respectively. The decrease in 2006 net losses and LAE incurred included a net reserve decrease of $0.3 million, a $3.1 million benefit resulting from the amortization of the deferred gain related to the 1995 Stop Loss Agreement and a loss of $1.2 million related to the commutation of this agreement. As a result of this commutation, net reserves were increased by $17.3 million and net paid losses were decreased by $19.2 million.

Our survival ratio for asbestos and environmental-related liabilities as of December 31, 2007 is 11 years. Our underlying survival ratio for asbestos-related liabilities is 11 years and for environmental-related liabilities is 17 years. The asbestos and environmental related liability survival ratio represents the asbestos and environmental reserves, net of reinsurance, on December 31, 2007, divided by the average paid asbestos and environmental claims for the last three years of $22.8 million, which is net of reinsurance (see "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Reinsurance and Retrocessions").

Investments

As of December 31, 2007, we held cash and investments totaling $7.8 billion, with a net unrealized gain of $135.9 million, before taxes. Our overall strategy is to maximize the total return of the investment portfolio, while prudently preserving invested capital and providing sufficient liquidity for the payment of claims and other policy obligations.

Our investment guidelines stress preservation of capital, market liquidity, diversification of risk and a long-term, value-oriented strategy. We seek to invest in securities that we believe are selling below their intrinsic value, in order to protect capital from loss and generate above-average total returns.

No attempt is made to forecast the economy, the future level of interest rates or the stock market. Equities are selected on the basis of selling prices which are at a discount to their estimated intrinsic values. Downside protection is obtained by seeking a margin of safety in terms of a sound financial position. Fixed income securities are selected on the basis of yield spreads over Treasury bonds, subject to stringent credit analysis. Securities meeting these criteria may not be readily available, in which case Treasury bonds are emphasized. Notwithstanding the foregoing, our investments are subject to market risks and fluctuations, as well as to risks inherent in particular securities.

As part of our review and monitoring process, we regularly test the impact of a simultaneous substantial reduction in common stock, preferred stock, and bond prices on our capital to ensure that capital adequacy will be maintained at all times.

The investment portfolio is structured to provide a high level of liquidity. The table below shows the aggregate amounts of investments in fixed income securities, equity securities, cash and cash equivalents and other invested assets comprising our portfolio of invested assets.

	At December 31,			
	2007		2006	
	$	% of Total	$	% of Total
	(In millions)			
Fixed income securities, available for sale, at fair value	$4,402.3	56.6%	$3,501.6	49.6%
Fixed income securities, held as trading, at fair value	243.2	3.1	—	—
Redeemable preferred stock, at fair value	1.2	—	—	—
Equity securities, at fair value	885.8	11.4	636.8	9.0
Equity securities, at equity	157.4	2.0	245.4	3.5
Cash, cash equivalents and short-term investments	1,381.7	17.8	2,181.2	30.9
Other invested assets	412.6	5.3	136.1	1.9
Cash and cash equivalents held as collateral	295.2	3.8	365.0	5.1
Total cash and invested assets	$7,779.4	100.0%	$7,066.1	100.0%

As of December 31, 2007, 92.5% of our fixed income securities are rated "AAA," as measured by Standard & Poor's, and an average yield to maturity, based on fair values, of 4.3% before investment expenses. As of December 31, 2007 the duration of our fixed income securities was 6.6 years. Including short-term investments, cash and cash equivalents, the duration was 5.1 years.

Market Sensitive Instruments. Our investment portfolio includes investments that are subject to changes in market values, such as changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the treasury yield curve of 100 or 200 basis points would cause a decrease in total return of 6.0% and 11.2%, respectively, which equates to a decrease in fair value of $278.0 million and $518.3 million, respectively, on a fixed income portfolio valued at $4.6 billion as of December 31, 2007. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

The following table summarizes the fair value of our investments (other than common stocks at equity and other invested assets) at the dates indicated:

Type of Investment	At December 31, 2007	2006
	(In millions)	
United States government, government agencies and authorities	$3,057.6	$2,517.4
States, municipalities and political subdivisions	179.8	181.0
Foreign governments	1,126.3	441.5
All other corporate	38.6	361.7
Total fixed income securities, available for sale	4,402.3	3,501.6
Fixed income securities, held for trading	243.2	—
Redeemable preferred stock	1.2	—
Common stocks, at fair value	885.8	636.8
Short-term investments, at fair value	483.7	119.4
Cash and cash equivalents held as collateral	295.2	365.0
Cash and cash equivalents	898.0	2,061.8
Total	$7,209.4	$6,684.6

The following table summarizes the fair value by contractual maturities of our fixed income securities at the dates indicated:

	At December 31, 2007		2006	
	Available for Sale	Held for Trading	Available for Sale	Held for Trading
	(In millions)			
Due in less than one year	$ 98.9	$ —	$ 43.3	$—
Due after one through five years	1,583.7	34.9	1,080.5	—
Due after five through ten years	1,026.5	101.2	566.1	—
Due after ten years	1,693.2	107.1	1,811.7	—
Total	$4,402.3	$243.2	$3,501.6	$—

The contractual maturities reflected above may differ from the actual maturities due to the existence of call or put features. As of December 31, 2007 and 2006, approximately 1% and 3%, respectively, of the fixed income securities shown above had a call feature which, at the issuer's option, allowed the issuer to repurchase the securities on one or more dates prior to their maturity. As of each of the years ended December 31, 2007 and 2006, 4% of the fixed income securities shown above had a put feature, which, if exercised at our option, would require the issuer to repurchase the investments on one or more dates prior to their maturity. For the investments shown above, if the call feature or put feature is exercised, the actual maturities will be shorter than the contractual maturities shown above. In the case of securities that are subject to early call by the issuer, the actual maturities will be the same as the contractual maturities shown above if the issuer does not exercise its call feature. In the case of securities containing put features, the actual maturities will be the same as the contractual maturities shown above if the investor elects not to exercise its put feature, but to hold the securities to their final maturity dates.

We have purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, that provide a hedge against adverse movements in the fair value of investments and other corporate assets resulting from systemic financial and credit risk. These credit default swaps are acquired by Fairfax and assigned to us to facilitate administration of counterparty credit risk and collateral. Under a credit default swap, we agree to pay at specified periods fixed premium amounts based on an agreed notional principal amount in exchange for the credit default protection on a specified asset. Credit default swaps are recorded at fair value in other invested assets, with the related changes in fair value recognized as a realized gain or loss in the period in which they occur. The total cost of the credit default swaps was $94.2 million and $75.6 million as of December 31, 2007 and 2006, respectively, and the fair value was $307.6 million and $13.5 million, as of December 31, 2007 and 2006, respectively. The notional amount of the credit default swaps was $5.0 billion and $3.5 billion as of December 31, 2007 and 2006, respectively. The credit default swaps had net realized gains of $298.3 million and net realized losses of $22.6 million and $36.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. We obtain market-derived fair values for our credit default swaps from third-party providers, principally broker-dealers. We assess the reasonableness of the fair values obtained from these providers by comparison to models validated by qualified personnel, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts' maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. As a result of the appreciation in the fair value of the credit default swaps, counterparties to these transactions are required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral at December 31, 2007 was $227.8 million. We do not have the right to sell or repledge this collateral, as it continues to be the property of the counterparties.

Quality of Debt Securities in Portfolio. The following table summarizes the composition of the fair value of our fixed income securities portfolio at the dates indicated by rating as assigned by Standard & Poor's or Moody's Investors Service ("Moody's"), using the higher of these ratings for any security where there is a split rating.

	At December 31,	
Rating	**2007**	**2006**
AAA/Aaa	92.5%	85.6%
AA/Aa2	3.5	3.9
BBB/Baa2	0.1	—
BB/Ba2	0.4	0.3
B/B2	0.2	0.4
CCC/Caa or lower, or not rated	3.3	9.8
Total	100.0%	100.0%

As of December 31, 2007, 3.9% of our fixed income securities were rated BB/Ba2 or lower, compared to 10.5% as of December 31, 2006. We sold certain non investment grade securities during 2007. In addition, during 2006, we increased our holdings in investment grade fixed income securities.

Ratings

The Company and its subsidiaries are assigned financial strength (insurance) and credit ratings from internationally recognized rating agencies, which include A.M. Best, Standard & Poor's and Moody's. Financial strength ratings represent the opinions of the rating agencies of the financial strength of a company and its capacity to meet the obligations of insurance and reinsurance contracts. The rating agencies consider many factors in determining the financial strength rating of an insurance or reinsurance company, including the relative level of statutory surplus necessary to support the business operations of the company.

These ratings are used by insurers, reinsurers and intermediaries as an important means of assessing the financial strength and quality of reinsurers and insurers. The financial strength ratings of our principal operating subsidiaries are: A.M. Best: "A" (Excellent), Standard & Poor's: "A−" (Strong), and Moody's: "A3" (Good).

Our senior unsecured debt is currently rated "BBB-" by Standard & Poor's, "Baa3" by Moody's and "bbb" by A.M. Best. Our Series A and Series B preferred shares are currently rated "BB" by Standard & Poor's, "Ba2" by Moody's and "bb+" by A.M. Best.

Marketing

We provide property and casualty reinsurance capacity in the United States market primarily through brokers, and in international markets through brokers and directly to insurers and reinsurers. We focus our marketing on potential clients and brokers that have the ability and expertise to provide the detailed and accurate underwriting information we need to properly evaluate each piece of business. Further, we seek relationships with new clients that will further diversify our existing book of business without sacrificing our underwriting discipline.

We believe that the willingness of a primary insurer or reinsurer to use a specific reinsurer is not based solely on pricing. Other factors include the client's perception of the reinsurer's financial security, its claims-paying ability ratings, its ability to design customized products to serve the client's needs, the quality of its overall service, and its commitment to provide the client with reinsurance capacity. We believe we have developed a reputation with our clients for prompt response on underwriting submissions and timely claims payments. Additionally, we believe our level of capital and surplus demonstrates our strong financial position and intent to continue providing reinsurance capacity.

The reinsurance broker market consists of several significant national and international brokers and a number of smaller specialized brokers. Brokers do not have the authority to bind us with respect to reinsurance agreements, nor do we commit in advance to accept any portion of the business that brokers submit. Brokerage fees generally are paid by reinsurers and are included as an underwriting expense in the consolidated financial statements. Our five largest reinsurance brokers accounted for an aggregate of 64.3% of our reinsurance gross premiums written in 2007.

Direct distribution is an important channel for us in the overseas markets served by the Latin America unit of the Americas division and the EuroAsia division. Direct placement of reinsurance enables us to access clients who prefer to place their reinsurance directly with their reinsurers based upon the reinsurer's in-depth understanding of the ceding company's needs.

Our primary insurance business generated through the U.S. Insurance division is written principally through national and regional agencies and brokers, as well as through general agency relationships. Newline's primary market business is written through agency and direct distribution channels.

The following table shows our gross premiums written, by distribution source, for the year ended December 31, 2007 (in millions):

	For the Year Ended December 31, 2007	
	$	%
AON	$ 341.8	15.0%
Guy Carpenter & Company	309.9	13.6
Willis Group	173.1	7.6
Benfield Group Limited	121.2	5.3
HRH Reinsurance Brokers LTD	47.8	2.1
Other brokers	325.6	14.2
Total brokers	1,319.4	57.8
Direct	226.5	9.9
Total reinsurance	1,545.9	67.7
U.S. Insurance	532.3	23.3
Newline and NICL	204.5	9.0
Total	$2,282.7	100.0%

Competition

The worldwide property and casualty reinsurance business is highly competitive. Our competitors include independent reinsurance companies, subsidiaries or affiliates of established worldwide insurance companies, reinsurance departments of certain primary insurance companies, and domestic and European underwriting syndicates. Some of these competitors have longer operating histories, larger capital bases and greater underwriting, marketing, and administrative resources than OdysseyRe.

Globally, the competitive marketplace of the 1990s resulted in decreasing prices and broadening contract terms. Poor financial results associated with those years, compounded by the September 11, 2001 terrorist attack, resulted in changes in management and ownership of several reinsurers, with some competitors withdrawing from key markets. Improving pricing trends, which became apparent in 2001 and continued through 2004 for nearly all classes, began to moderate considerably for certain classes of business in 2005. Casualty lines, while still providing adequate returns, began to see more challenging market conditions in 2005 and continued to remain under pressure throughout 2006 and 2007. Casualty reinsurance business is experiencing softening market conditions as insurers continue to increase retentions and competition intensifies. Property retentions also increased in the wake of Hurricanes Katrina, Rita and Wilma, as catastrophe reinsurance rates rose meaningfully in 2006 and into 2007. Since the second quarter of 2007, property rates have been declining.

In 2006, as previously mentioned, our U.S. property reinsurance book experienced significant rate increases and improving terms and conditions. The 2005 storms caused a reevaluation of catastrophe risk pricing and monitoring across the industry, driven by the rating agencies' increased capital requirements. With early predictions for an active Atlantic hurricane season, a supply/demand imbalance caused pricing to increase substantially and the industry to welcome an influx of new capital in the first six months of 2006. Property business impacted by the 2005 storms experienced the most significant price increases, while regions and classes of business not affected by the storms saw more moderate rate increases. The largest rate increases occurred in wind-exposed property business located in the Southeast United States and the Gulf of Mexico, as well as offshore. The influx of new capital was utilized in the peak catastrophe zones impacted most by the 2005 storms. As a result of the lack of storm activity in 2006, many market participants, both insurers and reinsurers, recorded record profits. Insurers continue to retain more business as balance sheets strengthen and reinsurance pricing remains at adequate levels.

With the large profits earned in 2006 and 2007 and the resulting improvement in capital positions of industry participants, in addition to the influx of new capital, we anticipate casualty, property and property catastrophe reinsurance rates to continue to decline in 2008. We believe there are lines of business where current rates should provide acceptable returns. The competitive landscape is still evolving and the depth and breadth of market changes for the balance of 2008 remain uncertain.

United States insurance companies that are licensed to underwrite insurance are also licensed to underwrite reinsurance, making the commercial access into the reinsurance business relatively uncomplicated. In addition, Bermuda reinsurers that initially specialized in catastrophe reinsurance are now broadening their product offerings. The potential for securitization of reinsurance and insurance risks through capital markets provides an additional source of potential competition.

In our primary insurance business, we face competition from independent insurance companies, subsidiaries or affiliates of major worldwide companies and others, some of which have greater financial and other resources than we do. Primary insurers compete on the basis of various factors including distribution channels, product, price, service, financial strength and reputation. Throughout 2007, the specialty insurance marketplace continued to grow more competitive as more participants looked to either enter the market or increase their existing presence. We expect the competitiveness to continue throughout 2008 as results continue to be strong, balance sheets strengthen, and participants compete aggressively for business. We continue to see a positive flow of business in those states and business lines that we have chosen to target.

We also face competition from Lloyd's syndicates, larger multi-national insurance groups, and alternative risk management programs. Pricing is a primary means of competition in the specialty insurance and reinsurance business. We are committed to maintaining our underwriting standards and as a result, our premium volume will vary based on existing market conditions.

Employees

As of December 31, 2007, we had 635 employees. We believe our relationship with our employees is satisfactory.

Regulatory Matters

We are subject to regulation under the insurance statutes, including insurance holding company statutes, of various jurisdictions, including Connecticut, the domiciliary state of Odyssey America; Delaware, the domiciliary state of Clearwater, Hudson and Clearwater Select; New York, the domiciliary state of Hudson Specialty; and the United Kingdom, the domiciliary jurisdiction of Newline. Newline is also subject to regulation by the Council of Lloyd's. In addition, we are subject to regulation by the insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business.

Regulation of Insurers and Reinsurers

General

The terms and conditions of reinsurance agreements with respect to rates or policy terms generally are not subject to regulation by any governmental authority. This contrasts with primary insurance policies and agreements issued by primary insurers such as Hudson, the rates and policy terms of which are generally regulated closely by state insurance departments. As a practical matter, however, the rates charged by primary insurers influence the rates that can be charged by reinsurers.

Our reinsurance operations are subject primarily to regulation and supervision that relates to licensing requirements of reinsurers, the standards of solvency that reinsurers must meet and maintain, the nature of and limitations on investments, restrictions on the size of risks that may be reinsured, the amount of security deposits necessary to secure the faithful performance of a reinsurer's insurance obligations, methods of accounting, periodic examinations of the financial condition and affairs of reinsurers, the form and content of any financial statements that reinsurers must file with state insurance regulators and the level of minimal reserves necessary to cover unearned premiums, losses and other purposes. In general, these regulations are designed to protect ceding insurers and, ultimately, their policyholders, rather than shareholders. We believe that we and our subsidiaries are in material compliance with all applicable laws and regulations pertaining to our business and operations.

Insurance Holding Company Regulation

State insurance holding company statutes provide a regulatory apparatus which is designed to protect the financial condition of domestic insurers operating within a holding company system. All holding company statutes require disclosure and, in some instances, prior approval of, significant transactions between the domestic insurer and an affiliate. Such transactions typically include service arrangements, sales, purchases, exchanges, loans and extensions of credit, reinsurance agreements, and investments between an insurance company and its affiliates, in some cases involving certain aggregate percentages of a company's admitted assets or policyholders' surplus, or dividends that exceed certain percentages. State regulators also require prior notice or regulatory approval of any acquisition of control of an insurer or its holding company.

Under the Connecticut, Delaware and New York Insurance laws and regulations, no person, corporation or other entity may acquire control of us or our operating subsidiaries unless such person, corporation or entity has obtained the prior approval of the Connecticut, Delaware and/or New York insurance commissioner or commissioners, as the case may be, for the acquisition. For the purposes of the Connecticut, Delaware and New York Insurance laws, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired "control" of that company. To obtain the approval of any acquisition of control, any prospective acquirer must file an application with the relevant insurance commissioner. This application requires the acquirer to disclose its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and any other related matters.

The United Kingdom Financial Services Authority also requires an insurance company or reinsurance company that carries on business through a permanent establishment in the United Kingdom, but which is incorporated outside the United Kingdom, to notify it of any person becoming or ceasing to be a controller or of a controller becoming or ceasing to be a parent undertaking. Any company or individual that holds 10% or more of the shares in the insurance company or reinsurance company or its parent undertaking, or is able to exercise significant influence over the management of the insurance company or reinsurance company or its parent undertaking through such shareholding, or is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the insurance company or reinsurance company or of its parent undertaking, or is able to exercise significant influence over the management of the insurance company or reinsurance company or its parent undertaking as a result of its voting power is a "controller." A purchaser of 10% or more of our outstanding common shares will be a "controller" of Odyssey America, which is authorized to carry on reinsurance business in the United Kingdom through the London branch. Other than our subsidiaries in the London Market division, none of our other insurance or reinsurance subsidiaries is authorized to carry on business in the United Kingdom.

Under the byelaws made by Lloyd's pursuant to the Lloyd's Act of 1982, the prior written approval of the Franchise Board established by the Council of Lloyd's is required of anyone proposing to become a "controller" of any Lloyd's Managing Agent. Any company or individual that holds 10% or more of the shares in the managing agent company or its parent undertaking, or is able to exercise significant influence over the management of the managing agent or its parent undertaking through such shareholding, or is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Lloyd's Managing Agent or its parent undertaking, or exercise significant influence over its management or that of its parent undertaking as a result of voting power is a "controller." A purchaser of more than 10% of our outstanding common shares will be a "controller" of the United Kingdom Lloyd's Managing Agent subsidiary, Newline Underwriting Management Limited.

The requirements under the Connecticut, Delaware and New York insurance laws and the United Kingdom Financial Services Authority's rules (and other applicable states and foreign jurisdictions), and the rules of the Council of Lloyd's, may deter, delay or prevent certain transactions affecting the control or ownership of our common shares, including transactions that could be advantageous to our shareholders.

Dividends

Because our operations are conducted primarily at the subsidiary level, we are dependent upon dividends from our subsidiaries to meet our debt and other obligations and to declare and pay dividends on our common shares in the future should our Board of Directors decide to do so. The payment of dividends to us by our operating subsidiaries is subject to limitations imposed by law in Connecticut, Delaware, New York and the United Kingdom.

Under the Connecticut and Delaware Insurance Codes, before a Connecticut or Delaware domiciled insurer, as the case may be, may pay any dividend it must have given notice within five days following the declaration thereof and 10 days prior to the payment thereof to the Connecticut or Delaware Insurance Commissioners, as the case may be. During this 10-day period, the Connecticut or Delaware Insurance Commissioner, as the case may be, may, by order, limit or disallow the payment of ordinary dividends if he or she finds the insurer to be presently or potentially in financial distress. Under Connecticut and Delaware Insurance Regulations, the Insurance Commissioner may issue an order suspending or limiting the declaration or payment of dividends by an insurer if he or she determines that the continued operation of the insurer may be hazardous to its policyholders. A Connecticut domiciled insurer may only pay dividends out of "earned surplus," defined as the insurer's "unassigned funds surplus" reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments, as defined in such insurer's annual statutory financial statement. A Delaware domiciled insurer may only pay cash dividends from the portion of its available and accumulated surplus funds derived from realized net operating profits and realized investment gains. Additionally, a Connecticut or Delaware domiciled insurer may not pay any "extraordinary" dividend or distribution until (i) 30 days after the insurance commissioner has received notice of a declaration of the dividend or distribution and has not within that period disapproved the payment or (ii) the insurance commissioner has approved the payment within the 30-day period. Under the Connecticut insurance laws, an "extraordinary" dividend of a property and casualty insurer is a dividend, the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of (i) 10% of the insurer's surplus with respect to policyholders as of the end of the prior calendar year or (ii) the insurer's net income for the prior calendar year (not including pro rata distributions of any class of the insurer's own securities). The Connecticut Insurance Department has stated that the preceding 12-month period ends the month prior to the month in which the insurer seeks to pay the dividend. Under the Delaware insurance laws, an "extraordinary" dividend of a property and casualty insurer is a dividend, the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of (i) 10% of an insurer's surplus with respect to policyholders, as of the end of the prior calendar year or (ii) the insurer's statutory net income, not including realized investment gains, for the prior calendar year. Under these definitions, the maximum amount that will be available for the payment of dividends by Odyssey America for the year ending December 31, 2008 without requiring prior approval of regulatory authorities is $292.3 million.

New York law provides that an insurer domiciled in New York must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend that, together with dividends declared or paid in the preceding 12 months, exceeds the lesser of (i) 10% of policyholders' surplus, as shown by its last statement on file with the New York Insurance Department and (ii) adjusted net investment income (which does not include realized gains or losses) for the preceding 12-month period. Adjusted net investment income includes a carryforward of undistributed net investment income for two years. Such declaration or payment is further limited by earned surplus, as determined in accordance with statutory accounting practices prescribed or permitted in New York. Under New York law, an insurer domiciled in New York may not pay dividends to shareholders except out of "earned surplus," which in this case is defined as "the portion of the surplus that represents the net earnings, gains or profits, after the deduction of all losses, that have not been distributed to the shareholders as dividends or transferred to stated capital or capital surplus or applied to other purposes permitted by law but does not include unrealized appreciation of assets."

United Kingdom law prohibits any United Kingdom company, including Newline, from declaring a dividend to its shareholders unless such company has "profits available for distribution," which, in summary, are accumulated realized profits less accumulated realized losses. The determination of whether a company has profits available for distribution must be made by reference to accounts that comply with the requirements of the Companies Act 1985 or, from April 6, 2008, the Companies Act 2006. While there are no statutory restrictions imposed by the United Kingdom insurance regulatory laws upon an insurer's ability to declare dividends, insurance regulators in the United Kingdom strictly control the maintenance of each insurance company's solvency margin within their jurisdiction and may restrict an insurer from declaring a dividend beyond a level that the regulators determine would adversely affect an insurer's solvency requirements. It is common practice in the United Kingdom to notify regulators in advance of any significant dividend payment.

Credit for Reinsurance and Licensing

A primary insurer ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances: (1) if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed; (2) if the reinsurer is an "accredited" or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed; (3) in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets certain financial requirements; or (4) if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are collateralized appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer. Therefore, as a result of the requirements relating to the provision of credit for reinsurance, we are indirectly subject to certain regulatory requirements imposed by jurisdictions in which ceding companies are licensed.

Investment Limitations

State insurance laws contain rules governing the types and amounts of investments that are permissible for domiciled insurers. These rules are designed to ensure the safety and liquidity of an insurer's investment portfolio. Investments in excess of statutory guidelines do not constitute "admitted assets" (i.e., assets permitted by insurance laws to be included in a domestic insurer's statutory financial statements) unless special approval is obtained from the regulatory authority. Non-admitted assets are not considered for the purposes of various financial ratios and tests, including those governing solvency and the ability to write premiums. An insurer may hold an investment authorized under more than one provision of the insurance laws under the provision of its choice (except as otherwise expressly provided by law).

Liquidation of Insurers

The liquidation of insurance companies, including reinsurers, is generally conducted pursuant to state insurance law. In the event of the liquidation of one of our operating insurance subsidiaries, liquidation proceedings would be conducted by the insurance regulator of the state in which the subsidiary is domiciled, as the domestic receiver of its properties, assets and business. Liquidators located in other states (known as ancillary liquidators) in which we conduct business may have jurisdiction over assets or properties located in such states under certain circumstances. Under Connecticut, Delaware and New York law, all creditors of our operating insurance subsidiaries, including but not limited to reinsureds under their reinsurance agreements, would be entitled to payment of their allowed claims in full from the assets of the operating subsidiaries before we, as a shareholder of our operating subsidiaries, would be entitled to receive any distribution.

Some states have adopted and others are considering legislative proposals that would authorize the establishment of an interstate compact concerning various aspects of insurer insolvency proceedings, including interstate governance of receiverships and guaranty funds.

The National Association of Insurance Commissioners ("NAIC") and Accreditation

The NAIC is an organization that assists state insurance supervisory officials in achieving insurance regulatory objectives, including the maintenance and improvement of state regulation. From time to time various regulatory and legislative changes have been proposed in the insurance industry, some of which could have an effect on reinsurers. The NAIC has instituted its Financial Regulation Standards and Accreditation Program ("FRSAP") in response to federal initiatives to regulate the business of insurance. FRSAP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRSAP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate personnel to enforce such items in order to become an "accredited" state. If a state is not accredited, accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in such unaccredited state. Connecticut and Delaware are accredited under FRSAP. New York, Hudson Specialty's state of domicile, is not accredited under FRSAP. There can be no assurance that, should New York remain unaccredited, other states that are accredited will continue to accept financial examination reports prepared solely by New York. We do not believe that the refusal by an accredited state to accept financial examination reports prepared by New York, should that occur, would have a material adverse impact on our insurance businesses.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, the NAIC has adopted a formula and model law to implement risk-based capital requirements for property and casualty insurance companies. Connecticut, Delaware and New York have each adopted risk-based capital legislation for property and casualty insurance and reinsurance companies that is similar to the NAIC risk-based capital requirement. These risk-based capital requirements are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital model for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (1) underwriting, which encompasses the risk of adverse loss development and inadequate pricing; (2) declines in asset values arising from credit risk; and (3) declines in asset values arising from investment risks. Insurers having less statutory surplus than required by the risk-based capital calculation will be subject to varying degrees of company or regulatory action, depending on the level of capital inadequacy. The surplus levels (as calculated for statutory annual statement purposes) of our operating insurance companies are above the risk-based capital thresholds that would require either company or regulatory action.

Codification of Statutory Accounting Principles

In 2001, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") which is intended to standardize regulatory accounting and reporting for the insurance industry. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The states of Connecticut and Delaware have adopted the Codification. New York has adopted the Codification, with certain modifications to reflect provisions required by New York law or policy.

Guaranty Funds and Shared Markets

Our operating subsidiaries that write primary insurance are required to be members of guaranty associations in each state in which they write business. These associations are organized to pay covered claims (as defined and limited by various guaranty association statutes) under insurance policies issued by primary insurance companies that have become insolvent. These state guaranty funds make assessments against member insurers to obtain the funds necessary to pay association covered claims. New York has a pre-assessment guaranty fund, which makes assessments prior to the occurrence of an insolvency, in contrast with other states, which make assessments after an insolvency takes place. In addition, primary insurers are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide various coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries' participation in such shared markets or pooling mechanisms is generally proportionate to the amount of direct premiums written in respect of primary insurance for the type of coverage written by the applicable pooling mechanism.

Legislative and Regulatory Proposals

From time to time various regulatory and legislative changes have been proposed in the insurance and reinsurance industry that could have an effect on reinsurers. Among the proposals that in the past have been or are at present being considered is the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. In addition, there are a variety of proposals being considered by various state legislatures. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

Government intervention in the insurance and reinsurance markets, both in the U.S. and worldwide, continues to evolve. Federal and state legislators and regulators have considered numerous statutory and regulatory initiatives. While we cannot predict the exact nature, timing, or scope of other such proposals, if adopted they could adversely affect our business by:

- providing government supported insurance and reinsurance capacity in markets and to consumers that we target;
- requiring our participation in pools and guaranty associations;
- regulating the terms of insurance and reinsurance policies; or
- disproportionately benefiting the companies of one country or jurisdiction over those of another.

Terrorism Risk Insurance Act of 2002

The Terrorism Risk Insurance Act of 2002 ("TRIA") established a program under which the U.S. federal government will share with the insurance industry the risk of loss from certain acts of international terrorism. With the enactment on December 22, 2005 of the Terrorism Risk Insurance Extension Act of 2005, TRIA was modified and extended through December 31, 2007. On December 26, 2007, TRIA was further modified and extended through 2014. Notably, "act of terrorism" was redefined to eliminate the distinction between foreign and domestic terrorism. The TRIA program is applicable to most commercial property and casualty lines of business (with the notable exception of reinsurance), and participation by insurers writing such lines is mandatory. Under TRIA, all applicable terrorism exclusions contained in policies in force on November 26, 2002 were voided. For policies in force on or after November 26, 2002, insurers are required to make available coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages.

Under TRIA, the federal government will reimburse insurers for a percentage of covered losses above a defined insurer deductible. The deductible for each participating insurer is based on a percentage of the combined direct earned premiums in the preceding calendar year of the insurer, defined to include its subsidiaries and affiliates. In 2007, the deductible is equal to 20% of the insurer's combined direct earned premiums for 2006. Further, the 2005 amendments to TRIA established a per event trigger for federal participation in aggregate insured losses of $100 million for losses occurring in 2007 and subsequent years. Under certain circumstances, the federal government may require insurers to levy premium surcharges on policyholders to recoup for the federal government its reimbursements paid.

While the provisions of TRIA and the purchase of certain terrorism reinsurance coverage mitigate our exposure in the event of a large-scale terrorist attack, our effective deductible is significant. Further, our exposure to losses from terrorist acts is not limited to TRIA events since some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss. Accordingly, we continue to monitor carefully our concentrations of risk.

Primary insurance companies providing commercial property and casualty insurance in the U.S., such as Hudson and Hudson Specialty, are required to participate in the TRIA program. TRIA generally does not purport to govern the obligations of reinsurers, such as Odyssey America.

Our Website

Our internet address is www.odysseyre.com. The information on our website is not incorporated by reference into this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act, are accessible free of charge through our website as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission. Our Code of Business Conduct, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and the charters for our Audit, Compensation and Transaction Review Committees are also available on our website. In addition, you may obtain, free of charge, copies of any of the above reports or documents upon request to the Secretary of the Company.

Our annual, quarterly and current reports are accessible to view or copy at the SEC's Public Reference room at 100 F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC's website at www.sec.gov.

Item 1A. ***Risk Factors***

Factors that could cause our actual results to differ materially from those described in the forward-looking statements contained in this Annual Report on Form 10-K and other documents we file with the Securities and Exchange Commission include the risks described below. You should also refer to the other information in this Annual Report on Form 10-K, including the consolidated financial statements and accompanying notes thereto.

Risks Relating to Our Business

Our actual claims may exceed our claim reserves, causing us to incur losses we did not anticipate.

Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could have a material adverse effect on our financial condition or reduce our net income.

As of December 31, 2007, we had net unpaid losses and loss adjustment expenses of $4,475.6 million. We incurred losses and loss adjustment expenses related to prior years of $40.5 million, $139.9 million and $172.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Reinsurance and insurance claim reserves represent estimates, involving actuarial and statistical projections at a given point in time, of our expectations of the ultimate settlement and administration costs of claims incurred. The process of establishing loss reserves is complex and imprecise because it is subject to variables that are influenced by significant judgmental factors. We utilize both proprietary and commercially available actuarial models as well as our historical and industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements.

In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under our reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is recognized. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period or our financial condition.

Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies.

Unpredictable natural and man-made catastrophic events could cause unanticipated losses and reduce our net income.

Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as acts of war, terrorist attacks, explosions and riots. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Most of our past catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance or reinsurance.

Insurance companies are not permitted to reserve for a catastrophe unless it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations and financial condition. It is possible that our models have not adequately captured some catastrophe risks or other risks. We believe it is impossible to completely eliminate our exposure to unforeseen or unpredictable events.

If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.

Rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. In the event our companies were to be downgraded by any or all of the rating agencies, some of our business would be subject to provisions which could cause, among other things, early termination of contracts, or a requirement to post collateral at the direction of our counterparty. We cannot precisely estimate the amount of premium that would be at risk to such a development, or the amount of additional collateral that might be required to maintain existing business, as these amounts would depend on the particular facts and circumstances at the time, including the degree of the downgrade, the time elapsed on the impacted in-force policies, and the effects of any related catastrophic event on the industry generally. We cannot assure you that our premiums would not decline, or that our profitability would not be affected, perhaps materially, following a ratings downgrade.

Our principal operating subsidiaries maintain a rating of "A" (Excellent) from A.M. Best, an "A−" (Strong) counterparty credit and financial strength rating from Standard & Poor's and an "A3" (Good) financial strength rating from Moody's. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. See "Part I, Item 1 — Business-Ratings" for further detail regarding our and our subsidiaries' ratings.

The ratings by these agencies of our principal operating subsidiaries may be based on a variety of factors, many of which are outside of our control, including, but not limited to, the financial condition of Fairfax and its other subsidiaries and affiliates, the financial condition or actions of parties from which we have obtained reinsurance, and factors relating to the sectors in which we or they conduct business, and the statutory surplus of our operating subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to us. A downgrade of any of the debt or other ratings of Fairfax, or of any of Fairfax's other subsidiaries or affiliates, or a deterioration in the financial markets' view of any of these entities, could have a negative impact on our ratings.

If we are unable to realize our investment objectives, our business, financial condition or results of operations may be adversely affected.

Investment returns are an important part of our overall profitability, and our operating results depend in part on the performance of our investment portfolio. Accordingly, fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. We derive our investment income from interest and dividends, together with realized gains or losses primarily arising from the sale of investments and the mark-to-market on derivative securities. The portion derived from realized gains generally fluctuates from year to year. For the years ended December 31, 2007, 2006 and 2005, net realized gains accounted for 62.1%, 28.0% and 21.4%, respectively, of our total investment income (including realized gains and losses). Realized gains are typically a less predictable source of income than interest and dividends, particularly in the short term. We from time to time invest in derivative securities, which may be subject to significant mark-to-market accounting adjustments from period to period. These securities may subject our income statement and balance sheet to significant volatility.

The return on our portfolio and the risks associated with our investments are also affected by our asset mix, which can change materially depending on market conditions. Investments in cash or short-term investments generally produce a lower return than other investments. As of December 31, 2007, 17.8%, or $1.4 billion, of our invested assets were held in cash, cash equivalents and short-term investments pending our identifying suitable opportunities for reinvestment in line with our long-term value-oriented investment philosophy.

The volatility of our claims submissions may force us to liquidate securities, which may cause us to incur realized investment losses. If we structure our investments improperly relative to our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from an other-than-temporary decline in value could significantly decrease our assets, thereby affecting our ability to conduct business.

The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. In addition, defaults by issuers and counterparties who fail to pay or perform on their obligations could reduce our investment income and realized investment gains, or result in investment losses. We may not be able to realize our investment objectives, which could reduce our net income significantly and adversely affect our business, financial condition or results of operations.

Investigations by U.S. government authorities may adversely affect us.

On September 7, 2005, we announced that we had been advised by Fairfax that it had received a subpoena from the Securities and Exchange Commission ("SEC") requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax and any of its affiliates, which included OdysseyRe. The United States Attorney's Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena, and is participating in the investigation into these matters. In addition, we provided information and made a presentation to the SEC and the U.S. Attorney's office relating to the restatement of our financial results announced by us on February 9, 2006 and responded to questions with respect to transactions that were part of the restatement. This inquiry is ongoing, and we are cooperating fully in addressing our obligations under this subpoena. Fairfax, and Fairfax's chairman and chief executive officer, V. Prem Watsa, who is also the chairman of OdysseyRe, have received subpoenas from the SEC in connection with the answer to a question on Fairfax's February 10, 2006 investor conference call concerning the review of Fairfax's finite contracts. Our independent registered public accountants and our chief financial officer prior to March 2005 have each received a subpoena relating to the above matters.

We cannot assure you that we will not be subject to further requests or other regulatory proceedings of a similar kind. It is possible that other governmental and enforcement agencies will seek to review this information as well, or that we, or other parties with whom we interact, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

At the present time, we cannot predict the outcome of these matters or the ultimate effect on our consolidated financial statements, which effect could be material and adverse. The financial cost to us to address these matters has been and may continue to be significant. These matters may continue to require significant management attention, which could divert management's attention away from our business. Our business, or the market price for our securities, also could be materially adversely affected by negative publicity related to this inquiry or similar proceedings, if any.

Certain business practices of the insurance industry have become the subject of investigations by government authorities and the subject of class action litigation.

In recent years, the insurance industry has been the subject of a number of investigations, and increasing litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the alleged illegal tying of the placement of insurance business to the purchase of reinsurance, and the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. We have received inquiries and informational requests from insurance departments in certain states in which our insurance subsidiaries operate. We cannot predict at this time the effect that current investigations, litigation and regulatory activity will have on the insurance or reinsurance industry or our business. Our involvement in any investigations and related lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts. In addition, we could be materially adversely affected by the negative publicity for the insurance industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings. It is possible that these investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases our costs of doing business or requires us to alter aspects of the manner in which we conduct our business.

We operate in a highly competitive environment which could make it more difficult for us to attract and retain business.

The reinsurance industry is highly competitive. We compete, and will continue to compete, with major United States and non-United States reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the reinsurance market or existing reinsurers that may be planning to raise additional capital. Competition in the types of reinsurance business that we underwrite is based on many factors, including premiums charged and other terms and conditions offered, services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business.

We also are aware that other financial institutions, such as banks, are now able to offer services similar to our own. In addition, in recent years we have seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

Our primary insurance is a business segment that is growing, and the primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to our primary insurance business. Our business plans for these business units could be adversely impacted by the loss of primary insurance business to competitors offering competitive insurance products at lower prices.

This competition could affect our ability to attract and retain business.

Emerging claim and coverage issues could adversely affect our business.

Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. With respect to our casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wordings.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages, and in particular our casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. Our exposure to this uncertainty will grow as our "long-tail" casualty businesses grow, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail." In addition, we could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claim handling and other practices.

If our current and potential customers change their requirements with respect to financial strength, claims paying ratings or counterparty collateral requirements, our profitability could be adversely affected.

Insureds, insurers and insurance and reinsurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, the rating of a company purchasing reinsurance may be affected by the rating of its reinsurer. For these reasons, credit committees of insurance and reinsurance companies regularly review and in some cases revise their requirements with respect to the insurers and reinsurers from whom they purchase insurance and reinsurance.

If one or more of our current or potential customers were to raise their minimum required financial strength or claims paying ratings above the ratings held by us or our insurance and reinsurance subsidiaries, or if they were to materially increase their collateral requirements, the demand for our products could be reduced, our premiums could decline, and our profitability could be adversely affected.

Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products.

Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.

A change in demand for reinsurance and insurance could lead to reduced premium rates and less favorable contract terms, which could reduce our net income.

Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. In addition, the larger insurers created by the consolidation discussed above may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.

General pricing across the industry and other terms and conditions have become less favorable than they have been in the recent past, the degree to which varies by class of business and region. All of these factors can reduce our profitability and we have no way to determine to what extent they will impact us in the future.

Fairfax Financial Holdings Limited owns a majority of our common shares and can determine the outcome of our corporate actions requiring board or shareholder approval.

As of December 31, 2007, Fairfax beneficially owned, through wholly-owned subsidiaries, 61.0% of our outstanding common shares. Consequently, Fairfax can determine the outcome of our corporate actions requiring board or shareholder approval, such as:

- appointing officers and electing members of our Board of Directors;
- adopting amendments to our charter documents; and
- approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.

In addition, Fairfax has provided us, and continues to provide us, with certain services for which it receives customary compensation. Through various subsidiaries, Fairfax engages in the business of underwriting insurance as well as other financial services; and from time to time, we may engage in transactions with those other businesses in the ordinary course of business under market terms and conditions. All of our directors other than Andrew Barnard, Peter Bennett, Patrick Kenny and Paul Wolff are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its other subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.

Fairfax has stated that it intends to retain control of us. In order to retain control, Fairfax may decide not to enter into a transaction in which our shareholders would receive consideration for their shares that is much higher than the cost of their investment in our common shares or the then current market price of our common shares. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including our ability to write business, and rating agency capital requirements. To the extent that our existing capital is insufficient to meet these requirements, we may need to raise additional funds through financings. Any financing, if available at all, may be on terms that are not favorable to us. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.

Failure to comply with the covenants in our credit facility could have an adverse effect on our financial condition.

The current agreement governing our $200 million bank credit facility contains certain covenants that limit our ability to, among other things, borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. This agreement also requires us to maintain specific financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility could declare a default and demand immediate repayment of all amounts owed to them.

We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.

We are a holding company, and our principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America. If we are unable to receive dividends from our operating subsidiaries, or if they are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See "Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends."

Our business could be adversely affected by the loss of one or more key employees.

We are substantially dependent on a small number of key employees, in particular Andrew Barnard, Michael Wacek and R. Scott Donovan. We believe that the experience and reputations in the reinsurance industry of Messrs. Barnard, Wacek and Donovan are important factors in our ability to attract new business. We have entered into employment agreements with Messrs. Barnard, Wacek and Donovan. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Messrs. Barnard, Wacek or Donovan, or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.

Our business is primarily dependent upon a limited number of unaffiliated reinsurance brokers and the loss of business provided by them could adversely affect our business.

We market our reinsurance products worldwide primarily through reinsurance brokers, as well as directly to our customers. Five reinsurance brokerage firms accounted for 64.3% of our reinsurance gross premiums written for the year ended December 31, 2007. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.

Our reliance on payments through reinsurance brokers exposes us to credit risk.

In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums.

Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

We may be adversely affected by foreign currency fluctuations.

Our reporting currency is the United States dollar. A portion of our premiums are written in currencies other than the United States dollar and a portion of our loss reserves are also in foreign currencies. Moreover, we maintain a portion of our investments in currencies other than the United States dollar. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.

We may not be able to alleviate risk successfully through retrocessional arrangements and we are subject to credit risks with respect to our retrocessionaires.

We attempt to limit our risk of loss through retrocessional arrangements, reinsurance agreements with other reinsurers referred to as retrocessionaires. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result, we may not be able to successfully alleviate risk through retrocessional arrangements. In addition, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the companies we reinsured.

We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. A reinsurer's insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreements with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain available to us to the same extent and on the same terms as are currently available.

The growth of our primary insurance business, which is regulated more comprehensively than reinsurance, increases our exposure to adverse political, judicial and legal developments.

Hudson, which is licensed to write insurance in 49 states and the District of Columbia on an admitted basis, is subject to extensive regulation under state statutes that delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors, and relates to such matters as: rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. We could be required to allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation. We plan to grow Hudson's business and, accordingly, expect our regulatory burden to increase.

Our utilization of program managers and other third parties to support our business exposes us to operational and financial risks.

Our primary insurance operations rely on program managers, and other agents and brokers participating in our programs, to produce and service a substantial portion of our business in this segment. In these arrangements, we typically grant the program manager the right to bind us to newly issued insurance policies, subject to underwriting guidelines we provide and other contractual restrictions and obligations. Should our managers issue policies that contravene these guidelines, restrictions or obligations, we could nonetheless be deemed liable for such policies. Although we would intend to resist claims that exceed or expand on our underwriting intention, it is possible that we would not prevail in such an action, or that our program managers would be unable to substantially indemnify us for their contractual breach. We also rely on our managers, or other third parties we retain, to collect premiums and to pay valid claims. This exposes us to their credit and operational risk, without necessarily relieving us of our obligations to potential insureds. We could also be exposed to potential liabilities relating to the claims practices of the third party administrators we have retained to manage claims activity that we expect to arise in our program operations. Although we have implemented monitoring and other oversight protocols, we cannot assure you that these measures will be sufficient to alleviate all of these exposures.

We are also subject to the risk that our successful program managers will not renew their programs with us. Our contracts are generally for defined terms of as little as one year, and either party can cancel the contract in a relatively short period of time. We cannot assure you that we will retain the programs that produce profitable business or that our insureds will renew with us. Failure to retain or replace these producers would impair our ability to execute our growth strategy, and our financial results could be adversely affected.

Our business could be adversely affected as a result of political, regulatory, economic or other influences in the insurance and reinsurance industries.

The insurance industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal and state legislatures have periodically considered programs to reform or amend the United States insurance system at both the federal and state level. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States.

Changes in current insurance regulation may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.

Such changes could cause us to make unplanned modifications of products or services, or may result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.

Increasingly, governmental authorities in both the U.S. and worldwide appear to be interested in the potential risks posed by the reinsurance industry as a whole, and to commercial and financial systems in general. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, we believe it is likely there will be increased regulatory intervention in our industry in the future.

For example, we could be adversely affected by governmental or regulatory proposals that:

- provide insurance and reinsurance capacity in markets and to consumers that we target;
- require our participation in industry pools and guaranty associations;
- mandate the terms of insurance and reinsurance policies; or
- disproportionately benefit the companies of one country or jurisdiction over those of another.

Our computer and data processing systems may fail or be perceived to be insecure, which could adversely affect our business and damage our customer relationships.

Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to process and make claims payments. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business results.

Our insurance may not adequately compensate us for material losses that may occur due to disruptions in our service as a result of computer and data processing systems failure. We do not maintain redundant systems or facilities for all of our services.

In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

Risks Related to Our Common Shares

Because our controlling shareholder intends to retain control, you may be unable to realize a gain on your investment in our common shares in connection with an acquisition bid.

Fairfax, through certain of its subsidiaries, owned 61.0% of our outstanding common shares as of December 31, 2007. Consequently, Fairfax is in a position to determine the outcome of corporate actions requiring board or shareholder approval, including:

- appointing officers and electing members of our Board of Directors;
- adopting amendments to our charter documents; and
- approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.

All of our directors other than Andrew Barnard, Peter Bennett, Patrick Kenny and Paul Wolff are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.

Fairfax has stated that it intends to retain control of us. In order to retain control, Fairfax may decide not to enter into a transaction in which our shareholders would receive consideration for their shares that is much higher than the cost of their investment in our common shares or the then current market price of our common shares. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.

Significant fluctuation in the market price of our common shares could result in securities class action claims against us.

Significant price and value fluctuations have occurred with respect to the securities of insurance and insurance-related companies. Our common share price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

Provisions in our charter documents and Delaware law may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common shares.

Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that a shareholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example,

- authorizing the issuance of preferred shares, the terms of which may be determined at the sole discretion of our Board of Directors;

- establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at meetings; and
- providing that special meetings of shareholders may be called only by our Board of Directors, the chairman of our Board of Directors, our president or our secretary.

These provisions apply even if the offer may be considered beneficial by some of our shareholders. If a change in management or a change of control is delayed or prevented, the market price of our common shares could decline.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our corporate offices are located in 101,420 total square feet of leased space in Stamford, Connecticut. Our other locations occupy a total of 118,548 square feet, all of which are leased. The Americas division operates out of offices in New York, Stamford, Mexico City, Miami, Santiago and Toronto, the EuroAsia division operates out of offices in Paris, Singapore, Stockholm and Tokyo, the London Market division operates out of offices in London and Bristol, and the U.S. Insurance division operates out of offices in New York, Chicago and Napa.

In September 2004, we renewed the lease at our corporate offices in Stamford, Connecticut, under a lease agreement beginning upon the termination of the current lease in October 2007 and expiring in October 2022. Upon signing the lease, we received a construction allowance of $3.1 million. We have three renewal options on the current premises that could extend the lease through September 2032, if all renewal options are exercised.

Item 3. ***Legal Proceedings***

Odyssey America participated in providing quota share reinsurance to Gulf Insurance Company ("Gulf") from January 1, 1996 to December 31, 2002, under which Gulf issued policies that guaranteed the residual value of automobile leases incepting during this period ("Treaties"). In March 2003, Gulf requested a payment of approximately $30.0 million, representing Odyssey America's purported share of a settlement ("Settlement") between Gulf and one of the insureds whose policies, Gulf contended, were reinsured under the Treaties. Odyssey America rejected Gulf's request, contending that (i) Gulf breached its duty to Odyssey America when it placed the Treaties by failing to disclose material information concerning the policy it issued to the insured; and (ii) the Settlement was not covered under the terms of the Treaties. In July 2003, Gulf initiated litigation against Odyssey America, demanding payment relating to the Settlement and other amounts under the Treaties. On August 31, 2007, the Company announced that Odyssey America and Gulf had reached an out-of-court settlement regarding the litigation, including the full and final commutation of the Treaties, and the parties entered into a confidential settlement and release agreement in September 2007. The expenses recognized by the Company in connection with the settlement of this matter for the twelve months ended December 31, 2007 were less than the Company's previously disclosed estimates, and are not material to the financial condition of the Company, taken as a whole.

On September 7, 2005, we announced that we had been advised by Fairfax that it had received a subpoena from the Securities and Exchange Commission ("SEC") requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax and any of its affiliates, which included OdysseyRe. The United States Attorney's Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena, and is participating in the investigation into these matters. In addition, we provided information and made a presentation to the SEC and the U.S. Attorney's office relating to the restatement of our financial results announced by us on February 9, 2006 and responded to questions with respect to transactions that were part of the restatement. This inquiry is ongoing, and we are cooperating fully in addressing our obligations under this subpoena. Fairfax, and Fairfax's chairman and chief executive officer, V. Prem Watsa, who is also the chairman of OdysseyRe, have received subpoenas from the SEC in connection with the answer to a question on Fairfax's February 10, 2006 investor conference call concerning the review of Fairfax's finite contracts. Our independent registered public accountants and our chief financial officer prior to March 2005 have each received a subpoena relating to the above matters. This inquiry is ongoing, and we continue to comply with requests from the

SEC and the U.S. Attorney's office. At the present time, we cannot predict the outcome of these matters, or the ultimate effect on our consolidated financial statements, which effect could be material and adverse. No assurance can be made that we will not be subject to further requests or other regulatory proceedings of a similar kind.

On February 8, 2007, we were added as a co-defendant in an amended complaint in an existing action against our majority shareholder, Fairfax, and certain of Fairfax's officers and directors, who include certain of our current and former directors. The amended and consolidated complaint has been filed in the United States District Court for the Southern District of New York by the lead plaintiffs, who seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006, inclusive, and allege, among other things, that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information. The amended complaint seeks, among other things, certification of the putative class, unspecified compensatory damages, unspecified injunctive relief, reasonable costs and attorneys' fees and other relief. We intend to vigorously defend against the allegations. At this early stage of the proceedings, it is not possible to make any determination regarding the likely outcome of this matter.

In July 2006, Fairfax, our majority shareholder, filed a lawsuit in the Superior Court, Morris County, New Jersey, seeking damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. In January 2008, certain of these defendants filed a counterclaim and third party complaint against Fairfax, naming certain third party defendants, including OdysseyRe and certain of our directors. This complaint alleges, among other things, tortious interference with economic advantage and other torts, and seeks unspecified compensatory and punitive damages and other relief. OdysseyRe denies the allegations and intends to vigorously defend against this complaint.

We and our subsidiaries are involved from time to time in ordinary litigation and arbitration proceedings as part of our business operations; in management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments that would be material to our financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market Information and Holders of Common Shares

The principal United States market on which our common shares are traded is the New York Stock Exchange ("NYSE"). As of February 20, 2008, the approximate number of holders of our common shares, including those whose common shares are held in nominee name, was 28,230. Quarterly high and low sales prices per share of our common shares, as reported by the New York Stock Exchange composite for each quarter in the years ended December 31, 2007 and 2006, are as follows:

Quarter Ended	High	Low
December 31, 2007	$41.76	$34.16
September 30, 2007	44.02	32.51
June 30, 2007	45.08	39.31
March 31, 2007	40.59	36.39
December 31, 2006	$38.65	$33.45
September 30, 2006	34.75	24.70
June 30, 2006	26.60	21.23
March 31, 2006	25.41	19.50

Fairfax owns 61.0% of our outstanding common shares, directly (0.3%) and through its subsidiaries: TIG Insurance Group (43.0%), TIG Insurance Company (6.8%), ORH Holdings Inc. (8.9%) and Fairfax Inc. (2.0%).

Dividends

In each of the four quarters of 2007, we declared a dividend of $0.0625 per common share, resulting in an aggregate annual dividend of $0.25 per common share, totaling $17.8 million. The dividends were paid on March 30, 2007, June 29, 2007, September 28, 2007 and December 28, 2007. In each of the four quarters of 2006, we declared a dividend of $0.03125 per common share, resulting in an aggregate annual dividend of $0.125 per common share, totaling $8.8 million. The dividends were paid on March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006.

While it is the intention of our Board of Directors to declare quarterly cash dividends, the declaration and payment of future dividends, if any, by us will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, general business conditions and legal restrictions regarding the payment of dividends by us, and other factors. The payment of dividends by us is subject to limitations imposed by laws in Connecticut, Delaware, New York and the United Kingdom. For a detailed description of these limitations, see Part I, Item 1 — "Business — Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends."

Issuer Purchases of Equity Securities

The Odyssey Re Holdings Corp. share repurchase program was publicly announced on June 15, 2007. The program became effective as of such date and will expire on June 15, 2009. Under the program, we are authorized to repurchase up to $200.0 million of our common shares from time to time, in the open market. Shares purchased under the program are retired.

From inception of the program through February 22, 2008, we have repurchased and retired 3,095,789 shares of our common stock at a total cost of $111.3 million, of which 458,800 shares were purchased between January 1, 2008 and February 22, 2008, at a cost of $16.8 million.

We also make open market repurchases of our common shares, from time to time as necessary, to support the grant of restricted shares and the exercise of stock options. Our stock incentive plans allow for the issuance of grants and exercises through newly issued shares, treasury stock, or a combination thereof. 419,000 shares were purchased during the twelve months ended December 31, 2007 to support such exercises, and as of December 31, 2007, we held 163,232 common shares in treasury to support such grants and exercises. The following table sets forth purchases made by us of our common shares during the three months ended December 31, 2007.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that may yet be Purchased Under the Program
October 1 — October 31, 2007	542,000	$35.55	542,000	$113,924
November 1 — November 30, 2007	19,000	35.99	19,000	113,240
December 1 — December 31, 2007	301,400	36.90	209,400	105,518
Total	862,400	$36.03	770,400	

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto that are included in this Annual Report on Form 10-K. Financial information in the table reflects the results of operations and financial position of OdysseyRe.

We encourage you to read the consolidated financial statements included in this Annual Report on Form 10-K because they contain our complete consolidated financial statements for the years ended December 31, 2007, 2006, and 2005. The results of operations for the year ended December 31, 2007 are not necessarily indicative of future results.

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except share and per share data)				
GAAP Consolidated Statements of Operations Data:					
Gross premiums written	$ 2,282,682	$ 2,335,742	$ 2,626,920	$ 2,650,775	$ 2,552,340
Net premiums written	2,089,443	2,160,935	2,301,669	2,361,805	2,156,079
Net premiums earned	$ 2,120,537	$ 2,225,826	$ 2,276,820	$ 2,333,511	$ 1,971,924
Net investment income	329,422	487,119	220,092	164,248	134,808
Net realized investment gains	539,136	189,129	59,866	122,024	223,537
Total revenues	2,989,095	2,902,074	2,556,778	2,619,783	2,330,269
Losses and loss adjustment expenses	1,408,364	1,484,197	2,061,611	1,631,106	1,336,047
Acquisition costs	437,257	464,148	470,152	515,856	476,520
Other underwriting expenses	178,555	153,476	146,030	120,765	101,308
Other expense, net	14,006	21,120	27,014	17,153	7,556
Interest expense	37,665	37,515	29,991	25,609	12,656
Loss on early extinguishment of debt	—	2,403	3,822	—	—
Total expenses	2,075,847	2,162,859	2,738,620	2,310,489	1,934,087
Income (loss) before income taxes	913,248	739,215	(181,842)	309,294	396,182
Federal and foreign income tax provision (benefit)	317,673	231,309	(66,120)	104,093	136,900
Net income (loss)	595,575	507,906	(115,722)	205,201	259,282
Preferred dividends	(8,345)	(8,257)	(1,944)	—	—
Net income (loss) available to common shareholders	$ 587,230	$ 499,649	$ (117,666)	$ 205,201	$ 259,282
BASIC					
Weighted average common shares outstanding	70,443,600	68,975,743	65,058,327	64,361,535	64,736,830
Basic earnings (loss) per common share	$ 8.34	$ 7.24	$ (1.81)	$ 3.19	$ 4.01
DILUTED					
Weighted average common shares outstanding	71,387,255	72,299,050	65,058,327	69,993,136	70,279,467
Diluted earnings (loss) per common share(1)(2)	$ 8.23	$ 6.93	$ (1.81)	$ 2.98	$ 3.73
Dividends per common share	$ 0.25	$ 0.13	$ 0.13	$ 0.13	$ 0.11
GAAP Underwriting Ratios:					
Losses and loss adjustment expense ratio	66.4%	66.7%	90.5%	69.9%	67.8%
Underwriting expense ratio	29.1	27.7	27.1	27.3	29.3
Combined ratio	95.5%	94.4%	117.6%	97.2%	97.1%

	As of December 31,				
	2007	2006	2005	2004	2003
GAAP Consolidated Balance Sheet Data:					
Total investments and cash	$ 7,779,444	$ 7,066,088	$ 5,970,319	$ 5,124,683	$ 4,255,062
Total assets	9,501,001	8,953,712	8,646,612	7,555,693	6,454,919
Unpaid losses and loss adjustment expenses	5,119,085	5,142,159	5,117,708	4,224,624	3,399,535
Debt obligations	489,154	512,504	469,155	376,040	376,892
Total shareholders' equity	2,654,700	2,083,579	1,639,455	1,568,236	1,356,271
Book value per common share(3)	$ 36.78	$ 27.92	$ 22.31	$ 24.22	$ 20.87

(1) The Emerging Issues Task Force ("EITF") Issue 4-08 "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share," which is effective for periods ending after December 15, 2004, requires that the dilutive effect of contingently convertible debt securities, with a market price threshold, should be included in diluted earnings per share. The terms of our convertible senior debentures, which were issued in June 2002, (see Note 11 to our consolidated financial statements) meet the criteria defined in EITF Issue 4-08, and accordingly, the effect of conversion of our convertible senior debentures to common shares has been assumed when calculating our diluted earnings per share for all years. See Notes 2(l) and 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(2) Inclusion of restricted common shares, stock options and the effect of the conversion of our convertible debt to common shares would have an antidilutive effect on the 2005 diluted earnings per common share (i.e., the diluted earnings per common share would be greater than the basic earnings per common share). Accordingly, such common shares were excluded from the calculations of the 2005 diluted earnings per common share. See Notes 2(l) and 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

(3) Book value per common share, a financial measure often used by investors, is calculated using common shareholders' equity, a non-GAAP financial measure, which represents total shareholders' equity, a GAAP financial measure, reduced by the equity attributable to our preferred stock, which was issued during 2005. The common shareholders' equity is divided by our common shares outstanding at each respective year end to derive book value per common share as reflected in the following table (in millions, except per share and share amounts).

	As of December 31,				
	2007	2006	2005	2004	2003
Total shareholders' equity	$ 2,654.7	$ 2,083.6	$ 1,639.5	$ 1,568.2	$ 1,356.3
Less: equity related to preferred stock	97.5	97.5	97.5	—	—
Total common shareholders' equity	$ 2,557.2	$ 1,986.1	$ 1,542.0	$ 1,568.2	$ 1,356.3
Common shares outstanding	69,521,494	71,140,948	69,127,532	64,754,978	64,996,166
Book value per common share	$ 36.78	$ 27.92	$ 22.31	$ 24.22	$ 20.87

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

Odyssey Re Holdings Corp. is a holding company, incorporated in the state of Delaware, which owns all of the common shares of Odyssey America Reinsurance Corporation, its principal operating subsidiary. Odyssey America directly or indirectly owns all of the capital stock of the following companies: Clearwater Insurance Company; Clearwater Select Insurance Company; Odyssey UK Holdings Corporation; Newline Underwriting Management Ltd., which owns and manages Newline Syndicate 1218, a member of Lloyd's of London; Newline Insurance Company Limited ("NICL"); Hudson Insurance Company; Hudson Specialty Insurance Company; and Napa River Insurance Services, Inc.

We are a leading underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers and reinsurers. We also write insurance in the United States and through the Lloyd's marketplace.

Our gross premiums written for the year ended December 31, 2007 were $2,282.7 million, a decrease of $53.0 million, or 2.3%, compared to gross premiums written for the year ended December 31, 2006 of $2,335.7 million. Our business outside of the United States accounted for 48.2% of our gross premiums written for the year ended December 31, 2007, compared to 45.8% for the year ended December 31, 2006. For the years ended December 31, 2007 and 2006, our net premiums written were $2,089.4 million and $2,160.9 million, respectively. For the years ended December 31, 2007 and 2006, we had net income available to common shareholders of $587.2 million and $499.6 million, respectively. As of December 31, 2007, we had total assets of $9.5 billion and total shareholders' equity of $2.7 billion.

The property and casualty reinsurance and insurance industries use the combined ratio as a measure of underwriting profitability. The GAAP combined ratio is the sum of losses and loss adjustment expenses ("LAE") incurred as a percentage of net premiums earned, plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include investment results. Underwriting profitability is subject to significant fluctuations due to catastrophic events, competition, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio was 95.5% for the year ended December 31, 2007, compared to 94.4% for the year ended December 31, 2006.

We are exposed to losses arising from a variety of catastrophic events, such as hurricanes, windstorms and floods. The loss estimates for these events represent our best estimates based on the most recent information available. We use various approaches in estimating our losses, including a detailed review of exposed contracts and information from ceding companies. As additional information becomes available, including information from ceding companies, actual losses may exceed our estimated losses, potentially resulting in adverse effects to our financial results. The extraordinary nature of these losses, including potential legal and regulatory implications, creates substantial uncertainty and complexity in estimating these losses. Considerable time may elapse before the adequacy of our estimates can be determined. For the years ended December 31, 2007, 2006 and 2005, current year catastrophe events were $105.9 million, $34.9 million and $537.9 million, respectively.

For the year ended December 31, 2005, the total current year catastrophe losses of $537.9 million included net losses and LAE of $445.9 million, which is after reinsurance of $241.1 million, related to Hurricanes Katrina, Rita and Wilma, which occurred during the third and fourth quarters of 2005. In addition to the net losses and LAE, we assumed $9.9 million in net reinstatement premiums received, resulting in an underwriting loss of $436.0 million related to these three hurricanes. In addition, for the year ended December 31, 2005, we incurred losses of $25.6 million related to Windstorm Erwin. As a result of the uncertainty and complexity in estimating losses for Hurricanes Katrina, Rita and Wilma, we incurred additional underwriting losses of $9.4 million and $46.4 million, net of applicable reinstatement premiums for the years ended December 31, 2007 and 2006, respectively.

We operate our business through four divisions: the Americas, EuroAsia, London Market and U.S. Insurance.

The Americas division is our largest division and writes casualty, surety and property treaty reinsurance, and facultative casualty reinsurance, in the United States and Canada, and primarily treaty and facultative property reinsurance in Central and South America.

The EuroAsia division consists of our international reinsurance business, which is geographically dispersed, mainly throughout the European Union, and includes business in the Pacific Rim, Eastern Europe, the Middle East and Japan.

The London Market division is comprised of our Lloyd's of London business, in which we participate through our 100% ownership of Newline, our London branch office and our London-based casualty insurer NICL. The London Market division writes insurance and reinsurance business worldwide, principally through brokers.

The U.S. Insurance division writes specialty insurance lines and classes of business, such as medical malpractice, professional liability, non-standard personal and commercial automobile, specialty liability and property and package.

Critical Accounting Estimates

The consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K, have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of Odyssey Re Holdings Corp. and its subsidiaries. For a discussion of our significant accounting policies, see Note 2 to our consolidated financial statements.

Critical accounting estimates are defined as those that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities, including litigation contingencies. These estimates, by necessity, are based on assumptions about numerous factors.

We review our critical accounting estimates and assumptions quarterly. These reviews include the estimate of reinsurance premiums and premium related amounts, establishing deferred acquisition costs, an evaluation of the adequacy of reserves for unpaid losses and LAE, review of our reinsurance and retrocession agreements, an analysis of the recoverability of deferred income tax assets and an evaluation of the investment portfolio for other-than-temporary declines in estimated fair value. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

Premium Estimates

We derive our revenues from two principal sources: (i) premiums from insurance placed and reinsurance assumed, net of premiums ceded (net premiums written); and (ii) income from investments. Net premiums written are earned (net premiums earned) as revenue over the terms of the underlying contracts or certificates in force. The relationship between net premiums written and net premiums earned will, therefore, vary depending on the volume and inception dates of the business assumed and ceded and the mix of such business between proportional and excess of loss reinsurance.

Consistent with our significant accounting policies, for our reinsurance business we utilize estimates in establishing premiums written, the corresponding acquisition expenses and unearned premium reserves. These estimates are required to reflect differences in the timing of the receipt of accounts from the ceding company and the actual due dates of the accounts at the close of each accounting period.

The following table displays, by division, the estimates included in our consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 related to gross premiums written, acquisition costs, premiums receivable and unearned premium reserves (in millions):

Division	As of December 31,			Change For the Year Ended December 31,		
	2007	2006	2005	2007	2006	2005
	Gross Premiums Written					
Americas	$177.5	$218.5	$278.9	$(41.0)	$(60.4)	$ 4.8
EuroAsia	129.9	132.1	122.9	(2.2)	9.2	7.3
London Market	21.8	38.5	73.0	(16.7)	(34.5)	11.8
Total	$329.2	$389.1	$474.8	$(59.9)	$(85.7)	$23.9
	Acquisition Costs					
Americas	$ 42.5	$ 49.4	$ 60.0	$ (6.9)	$(10.6)	$ (8.2)
EuroAsia	38.9	40.6	36.5	(1.7)	4.1	2.0
London Market	2.1	3.0	6.6	(0.9)	(3.6)	(2.3)
Total	$ 83.5	$ 93.0	$103.1	$ (9.5)	$(10.1)	$ (8.5)
	Premiums Receivable					
Americas	$135.0	$169.1	$218.9	$(34.1)	$(49.8)	$13.0
EuroAsia	91.0	91.5	86.4	(0.5)	5.1	5.3
London Market	19.7	35.5	66.4	(15.8)	(30.9)	14.1
Total	$245.7	$296.1	$371.7	$(50.4)	$(75.6)	$32.4
	Unearned Premium Reserves					
Americas	$122.9	$139.1	$172.4	$(16.2)	$(33.3)	$ 9.7
EuroAsia	97.2	100.8	96.6	(3.6)	4.2	(0.7)
London Market	10.0	13.1	22.2	(3.1)	(9.1)	8.6
Total	$230.1	$253.0	$291.2	$(22.9)	$(38.2)	$17.6

Gross premiums written estimates, acquisition costs, premiums receivable and unearned premium reserves are established on a contract level for significant accounts due but not reported by the ceding company at the end of each accounting period. The estimated ultimate premium for the contract, actual accounts reported by the ceding company, and our own experience on the contract are considered in establishing the estimate at the end of each accounting period. Subsequent adjustments, based on actual results, are recorded in the period in which they become known. The estimated premiums receivable balances are considered fully collectible. The estimates primarily represent the most current two underwriting years of account for which all corresponding reported accounts have been settled within contract terms. The estimates are considered "critical accounting estimates" because changes in these estimates can materially affect net income.

The difference between estimates and the actual accounts received may be material as a result of different reporting practices by ceding companies across geographic locations. Estimates may be subject to material fluctuations on an individual contract level compared to the actual information received, and any differences are recorded in the respective financial period in which they become known. Since the assumptions used to determine the estimates are reviewed quarterly and compared to the information received during the quarter, the variance in the aggregate estimates compared to the actual information when received is minimized. In addition, during the quarter's review of these contracts, any change in original estimate compared to the new estimate is reflected in the appropriate financial period.

In any specific financial period, the original estimated premium for a specific contract may vary from actual premium reported through the life of the contract by up to 10% to 15% due to the reporting patterns of the ceding companies and, in some cases, movements in foreign exchange rates over the period. However, historically, the final reported premium compared to the original estimated premium has deviated by smaller amounts.

Our estimates are based on contract and policy terms. Estimates are based on information typically received in the form of a bordereau, broker notifications and/or discussions with ceding companies. These estimates, by necessity, are based on assumptions regarding numerous factors. These can include premium or loss trends, which can be influenced by local conditions in a particular region, or other economic factors and legal or legislative developments which can develop over time. The risk associated with estimating the performance under our contracts with our ceding companies is the impact of events or trends that could not have been reasonably anticipated at the time the estimates were performed. Our business is diversified across ceding companies and there is no individual ceding company which represents more than 2.4% of our gross premiums written in 2007. As a result, we believe the risks of material changes over time are mitigated.

We review information received from ceding companies for reasonableness based on past experience with the particular ceding company or our general experience across the subject class of business. We also query information provided by ceding companies for reasonableness. Reinsurance contracts under which we assume business generally contain specific provisions which allow us to perform audits of the ceding company to ensure compliance with the terms and conditions of the contract, including accurate and timely reporting of information.

Management must make judgments about the ultimate premiums written and earned by us. Reported premiums written and earned are based upon reports received from ceding companies, supplemented by our internal estimates of premiums written for which ceding company reports have not been received. We establish our own estimates based on discussions and correspondence with our ceding companies and brokers during the contract negotiation process and over the contract risk period. The determination of premium estimates requires a review of our experience with the ceding companies, familiarity with each market, an analysis and understanding of the characteristics of each line of business and the ability to project the impact of current economic indicators on the volume of business written and ceded by our cedants. Premium estimates are updated when new information is received. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.

Deferred Acquisition Costs

Acquisition costs consist of commissions and brokerage expenses incurred on insurance and reinsurance business written. These costs are deferred and amortized over the period in which the related premiums are earned, which is generally one year. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premiums, which considers anticipated losses and LAE and estimated remaining costs of servicing the business, all based on our historical experience. The realizable value of our deferred acquisition costs is determined without consideration of investment income. The estimates are continually reviewed by us and any adjustments are made in the accounting period in which an adjustment is considered necessary.

Reserves for Unpaid Losses and Loss Adjustment Expenses

Our losses and LAE reserves, for both reported and unreported claims obligations, are maintained to cover the estimated ultimate liability for all of our insurance and reinsurance obligations. Losses and LAE reserves are categorized in one of three ways: (i) case reserves, which represent unpaid losses and LAE as reported by cedants to us, (ii) additional case reserves ("ACRs"), which are reserves we establish in excess of the case reserves reported by the cedant on individual claim events, and (iii) incurred but not reported reserves ("IBNR"), which are reserves for losses and LAE that have been incurred, but have not yet been reported to us, as well as additional amounts relating to losses already reported, that are in excess of case and ACR reserves. Incurred but not reported reserves are estimates based on all information currently available to us and are reevaluated quarterly utilizing the most recent information supplied from our cedants.

We rely on initial and subsequent claims reports received from ceding companies for reinsurance business, and the estimates advised by our claims adjusters for insurance business, to establish our estimates of losses and LAE. The types of information that we receive from ceding companies generally vary by the type of contract. Proportional, or quota share, contracts are typically reported on a quarterly basis, providing premium and loss activity as estimated by the ceding company. Reporting for excess of loss and facultative contracts includes detailed individual claim information, including a description of the loss, confirmation of liability by the cedant and the cedant's current estimate of the ultimate liability under the claim. Upon receipt of claim notices from cedants, we review the nature of the claim against the scope of coverage provided under the contract. Questions arise from time to time regarding the interpretation of the characteristics of a particular claim measured against the scope of contract terms and conditions. Reinsurance contracts under which we assume business generally contain specific dispute resolution provisions in the event that there is a coverage dispute with the ceding company. The resolution of any individual dispute may impact estimates of ultimate claims liabilities. Reported claims are in various stages of the settlement process. Each claim is settled individually based on its merits, and certain claims may take several years to ultimately settle, particularly where legal action is involved. Based on an assessment of the circumstances supporting the claim, we may choose to establish additional case reserves over the amount reported by the ceding company. Aggregate case reserves established in addition to reserves reported by ceding companies were $18.7 million and $17.2 million as of December 31, 2007 and December 31, 2006, respectively. Due to potential differences in ceding company reserving and reporting practices, we perform periodic audits of our ceding companies to ensure the underwriting and claims procedures of the cedant are consistent with representations made by the cedant during the underwriting process and meet the terms of the reinsurance contract. Our estimates of ultimate loss liabilities make appropriate adjustment for inconsistencies uncovered in this audit process. We also monitor our internal processes to ensure that information received from ceding companies is processed in a timely manner.

The reserve methodologies employed by us are dependent on the nature and quality of the data that we collect from ceding companies. This data primarily consists of loss amounts reported by the ceding companies, loss payments made by ceding companies, and premiums written and earned reported by the ceding companies or estimated by us. Underwriting and claim information provided by our ceding companies is aggregated by the year in which each treaty is written into groups of business by geographic region and type of business to facilitate analysis, generally referred to as "reserve cells." These reserve cells are reviewed annually and change over time as our business mix changes. We supplement this information with claims and underwriting audits of specific contracts, internally developed pricing trends, as well as loss trend data developed from industry sources. This information is used to develop point estimates of carried reserves for each business segment. These individual point estimates, when aggregated, represent the total carried losses and LAE reserves carried in our consolidated financial statements. Due to the uncertainty involving estimates of ultimate loss exposures, we do not attempt to produce a range around our point estimate of loss. The actuarial techniques for projecting losses and LAE reserves by reserve cell rely on historical paid and case reserve loss emergence patterns and insurance and reinsurance pricing trends to establish the claims emergence of future periods with respect to all reported and unreported insured events that have occurred on or before the balance sheet date.

Our estimate of ultimate loss is determined based on a review of the results of several commonly accepted actuarial projection methodologies incorporating the quantitative and qualitative information described above. The specific methodologies we utilize in our loss reserve review process include, but may not be limited to (i) incurred and paid loss development methods, (ii) incurred and paid Bornhuetter Ferguson ("BF") methods and (iii) loss ratio methods. The incurred and paid loss development methods utilize loss development patterns derived from historical loss emergence trends usually based on cedant supplied claim information to determine ultimate loss. These methods assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. Loss ratio methods multiply expected loss ratios, derived from aggregated analyses of internally developed pricing trends, by earned premium to determine ultimate loss. The incurred and paid BF methods are a blend of the loss development and loss ratio methods. These methods utilize both loss development patterns, as well as expected loss ratios, to determine ultimate loss. When using the BF methods, the initial treaty year ultimate loss is based predominantly on expected loss ratios. As loss experience matures, the estimate of ultimate loss using this methodology is based predominantly on loss development patterns. We generally do not utilize methodologies that are dependent on claim counts reported, claim counts settled or claim counts open. Due to the nature of our business, this information is not routinely provided by ceding companies for every treaty. Consequently, actuarial methods utilizing this information generally cannot be relied upon by us in our loss reserve estimation process. As a result, for much or our business, the separate analysis of frequency and severity loss activity underlying overall loss emergence trends is not practical. Generally, we rely on BF and loss ratio methods for estimating ultimate loss liabilities for more recent treaty years. These methodologies, at least in part, apply a loss ratio, determined from aggregated analysis of internally developed pricing trends across reserve cells, to premium earned on that business.

Adjustments to premium estimates generate appropriate adjustments to ultimate loss estimates in the quarter in which they occur using the BF and loss ratio methods. To estimate losses for more mature treaty years, we generally rely on the incurred loss development methodology, which does not rely on premium estimates. In addition, we may use other methods to estimate liabilities for specific types of claims. For property catastrophe losses, we may utilize vendor catastrophe models to estimate ultimate loss soon after a loss occurs, where loss information is not yet reported to us from cedants. The provision for asbestos loss liabilities is established based on an annual review of internal and external trends in reported loss and claim payments. IBNR is determined by subtracting the total of paid loss and case reserves including ACRs from ultimate loss.

We complete comprehensive reserve reviews, which include a reassessment of loss development and expected loss ratio assumptions, on an annual basis. The results of these reviews are reflected in the period they are completed. Quarterly, we compare actual loss emergence to expectations established by the comprehensive loss reserve review process. In the event that loss trends diverge from expected trends, we may have to adjust our reserves for losses and LAE accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse or favorable effects to our financial results. We believe that the recorded estimates represent the best estimate of unpaid losses and LAE based on the information available at December 31, 2007.

Our most significant assumptions underlying our estimate of losses and LAE reserves are as follows: (i) that historical loss emergence trends are indicative of future loss development trends; (ii) that internally developed pricing trends provide a reasonable basis for determining loss ratio expectations for recent underwriting years; and (iii) that no provision is made for extraordinary future emergence of new classes of loss or types of loss that are not sufficiently represented in our historical database or that are not yet quantifiable if not in our database.

We reported net adverse development for prior years of $40.5 million, $139.9 million, and $172.7 million for the years ended December 31, 2007, 2006, and 2005, respectively. The increases in prior year loss estimates for these periods were due to a reevaluation of loss reserve assumptions principally related to United States casualty business, including asbestos, written prior to 2002. Our actual loss emergence reported in 2007, 2006, and 2005 for United States casualty business written prior to 2002 was generally greater than expectations, which were based on historical loss emergence information available prior to 2007, 2006, and 2005, respectively. Upon consideration of this new loss emergence information received during 2007, 2006, and 2005, we revised the loss development assumptions used in our United States casualty business loss reserving analyses, which had the effect of increasing our loss estimates for this business.

The ultimate settlement value of losses and LAE related to business written in prior periods, for the years ended December 31, 2007, 2006, and 2005, exceeded our estimates of reserves for losses and LAE as previously established at December 31, 2006, 2005, and 2004 by 0.9%, 3.6%, and 5.4%, respectively. Any future impact to income of changes in losses and LAE estimates may vary considerably from historical experience. Our estimates of ultimate loss exposures are based upon the information we have available at any give point in time and our assumptions based upon that information. Every 1% point difference in the ultimate settlement value of loss exposures compared to our estimate of reserves for losses and LAE as of December 31, 2007 will impact pre-tax income by $44.8 million.

If a change were to occur in the frequency and severity of claims underlying our December 31, 2007 unpaid losses and LAE, the approximate change in pre-tax income would be as follows (in millions):

	Decrease in Pre-tax Income
1.00% unfavorable change	$ 44.8
2.50% unfavorable change	112.0
5.00% unfavorable change	224.0

Historically, our actual results have varied considerably in certain instances from our estimates of losses and LAE because historical loss emergence trends have not been indicative of future emergence for certain segments of our business. In recent years, we experienced loss emergence, resulting from a combination of higher claim frequency and severity of losses, greater than expectations that were established based on a review of prior years' loss emergence trends, particularly for business written in the late 1990s and early 2000s. General liability and excess workers' compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time. These competitive conditions resulted in price pressure and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques to generate reliable estimates of ultimate loss. Similarly, directors' and officers' professional liability lines were impacted by the increase in frequency and severity of claims resulting from an increase in shareholder lawsuits against corporations and their officers and directors, corporate bankruptcies and other financial and management improprieties in the 1990s and early 2000s.

The following table provides detail on net adverse (favorable) loss and LAE development for prior years, by division, for the years ended December 31, 2007, 2006, and 2005 (in millions):

	2007	2006	2005
Americas	$143.1	$212.7	$213.2
EuroAsia	(6.9)	(9.0)	(8.7)
London Market	(57.0)	(24.8)	(22.8)
U.S. Insurance	(38.7)	(39.0)	(9.0)
Total loss and LAE development	$ 40.5	$139.9	$172.7

The Americas division reported net adverse loss development for prior years of $143.1 million, $212.7 million, and $213.2 million for the years ended December 31, 2007, 2006, and 2005, respectively. For the year ended December 31, 2007, the increase in prior year loss estimates included an increase of $11.7 million related to prior period catastrophe activity, principally due to increased loss estimates on Hurricanes Katrina and Wilma. In addition, asbestos and environmental loss estimates were increased by $77.4 million, principally attributable to the annual review of these exposures. The remaining net adverse loss development on prior years of $54.0 million included $21.2 million related to settlement of litigation during the third quarter, with the remainder principally attributable to increased loss estimates due to loss emergence greater than expectations during the year on U.S. casualty business. For the year ended December 31, 2006, the increase in prior year loss estimates included an increase of $43.0 million related to prior period catastrophe activity, principally due to an increase in loss estimates on marine business for Hurricane Rita and the triggering of industry loss warranty contracts written by us for Hurricane Wilma due to unexpected deterioration in industry-wide Wilma loss estimates as well as unexpected loss emergence on Florida proportional property accounts in the period. In addition, asbestos loss estimates were increased by $27.1 million, principally attributable to the annual review of this exposure. The remaining net adverse loss development on prior years of $142.6 million was principally attributable to increased loss estimates due to loss emergence greater than expectations during the period on U.S. casualty business. For the year ended December 31, 2005, the increase in prior year loss estimates included an increase of $5.9 million related to prior period catastrophe activity, principally due to greater than expected loss emergence on the 2004 Florida Hurricanes, and $41.2 million for increased asbestos loss estimates, principally attributable to the annual review of this exposure. The remaining net adverse loss development on prior years of $166.1 million was principally attributable to loss emergence greater than expectations during the period on U.S. casualty business. Competitive market conditions and an increase in corporate improprieties and bankruptcies during the late 1990s and early 2000s have adversely impacted our ability to estimate losses and LAE in recent calendar years attributable to U.S. casualty business written in the period. In particular, U.S. casualty business written in the late 1990s and early 2000s has generated unexpectedly prolonged emergence patterns as a result of an increasing level of deductibles, expanded coverage and expanded policy terms.

The EuroAsia division reported net favorable loss development for prior years of $6.9 million, $9.0 million, and $8.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. For the year ended December 31, 2007, the reduction in prior year loss estimates was principally attributable to favorable loss emergence on credit and miscellaneous property lines of business, partially offset by increased loss estimates on motor and liability exposures in the period. For the year ended December 31, 2006, the reduction in prior year loss estimates was driven by favorable loss emergence on property catastrophe, marine and credit lines of business in the period. For the year ended December 31, 2005, the reduction in prior year loss estimates was principally attributable to favorable loss emergence on liability and bond exposures, partially offset by adverse development on prior year catastrophes of $7.4 million predominantly attributable to unexpected loss emergence in the period resulting from Typhoon Songda and the Indonesian earthquake and resulting tsunami.

The London Market division reported net favorable loss development for prior years of $57.0 million, $24.8 million, and $22.8 million for the years ended December 31, 2007, 2006, and 2005, respectively. For the year ended December 31, 2007, the reduction in prior year loss estimates was principally attributable to favorable loss emergence on liability, property catastrophe, and other miscellaneous property lines of business in the period. For the year ended December 31, 2006, the reduction in prior year loss estimates was principally related to favorable loss emergence on satellite, accident and health, non-catastrophe property, and aviation exposures, partially offset by $3.6 million of net adverse loss development on prior period catastrophe losses in the period. For the year ended December 31, 2005, the reduction in prior year loss estimates was principally due to favorable loss emergence on aviation, satellite and non-catastrophe property exposures, partially offset by $1.7 million of net adverse loss development on prior period catastrophe losses in the period.

The U.S. Insurance division reported net favorable loss development for prior years of $38.7 million, $39.0 million, and $9.0 million for the years ended December 31, 2007, 2006, and 2005, respectively. For the years ended December 31, 2007 and 2006, the reduction in prior year loss estimates was principally due to favorable loss emergence on medical malpractice business in each period. For the year ended December 31, 2005, the reduction in prior year loss estimates was principally related to loss emergence less than expectations for medical malpractice and general liability business in the period.

Estimates of reserves for unpaid losses and LAE are contingent upon legislative, regulatory, social, economic and legal events and trends that may or may not occur or develop in the future, thereby affecting assumptions of claim frequency and severity. Examples of emerging claim and coverage issues and trends in recent years that could affect reserve estimates include developments in tort liability law, legislative attempts at asbestos liability reform, an increase in shareholder derivative suits against corporations and their officers and directors, and increasing governmental involvement in the insurance and reinsurance industry. The eventual outcome of these events and trends may be different from the assumptions underlying our loss reserve estimates. In the event that loss trends diverge from expected trends during the period, we adjust our reserves to reflect the change in losses indicated by revised expected loss trends. On a quarterly basis, we compare actual emergence of the total value of newly reported losses to the total value of losses expected to be reported during the period and the cumulative value since the date of our last reserve review. Variation in actual loss emergence from expectations may result in a change in our estimate of losses and LAE reserves. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse or favorable effects to our financial results. Changes in expected claim payment rates, which represent one component of losses and LAE emergence, may impact our liquidity and capital resources, as discussed below in "Liquidity and Capital Resources."

The following table summarizes, by type of reserve, the unpaid losses and LAE reserves as of December 31, 2007 and 2006. Case reserves represent unpaid claim reports provided by cedants to us plus additional reserves determined by us. IBNR is the estimate of unreported loss liabilities established by us.

	As of December 31,					
	2007			2006		
	Case Reserves	IBNR	Total Reserves	Case Reserves	IBNR	Total Reserves
	(In millions)					
Americas						
Gross	$1,512.6	$1,295.8	$2,808.4	$1,661.5	$1,285.0	$2,946.5
Ceded	(211.3)	(129.8)	(341.1)	(292.1)	(135.7)	(427.8)
Net	1,301.3	1,166.0	2,467.3	1,369.4	1,149.3	2,518.7
EuroAsia						
Gross	398.4	262.9	661.3	322.3	258.5	580.8
Ceded	(3.7)	(1.1)	(4.8)	(3.4)	(1.8)	(5.2)
Net	394.7	261.8	656.5	318.9	256.7	575.6
London Market						
Gross	357.5	675.5	1,033.0	395.2	649.8	1,045.0
Ceded	(57.2)	(68.9)	(126.1)	(67.4)	(69.5)	(136.9)
Net	300.3	606.6	906.9	327.8	580.3	908.1
U.S. Insurance						
Gross	162.9	453.5	616.4	160.6	409.2	569.8
Ceded	(36.9)	(134.6)	(171.5)	(48.2)	(120.9)	(169.1)
Net	126.0	318.9	444.9	112.4	288.3	400.7
Total						
Gross	2,431.4	2,687.7	5,119.1	2,539.6	2,602.5	5,142.1
Ceded	(309.1)	(334.4)	(643.5)	(411.1)	(327.9)	(739.0)
Net	$2,122.3	$2,353.3	$4,475.6	$2,128.5	$2,274.6	$4,403.1

The provision for IBNR in unpaid losses and LAE as of December 31, 2007 was $2,353.3 million. For illustration purposes, a change in the expected loss ratio for recent treaty years that increases the year ended December 31, 2007 calendar year loss ratio by 2.5 loss ratio points would increase IBNR by $53.0 million. A change in loss emergence trends that increases unpaid losses and LAE at December 31, 2007 by 2.5% would increase IBNR by $112.0 million.

We have exposure to asbestos, environmental pollution and other latent injury damage claims resulting from contracts written by Clearwater prior to 1986. Exposure arises from reinsurance contracts under which we assumed liabilities, on an indemnity or assumption basis, from ceding companies, primarily in connection with general liability insurance policies issued by such ceding companies. Our estimate of our ultimate liability for such exposures includes case basis reserves and a provision for IBNR claims. The provision for asbestos loss liabilities is established based on an annual review of Company and external trends in reported loss and claim payments, with monitoring of emerging experience on a quarterly basis.

Estimation of ultimate asbestos and environmental liabilities is unusually complex due to several factors resulting from the long period between exposure and manifestation of these claims. This lag can complicate the identification of the sources of asbestos and environmental exposure, the verification of coverage and the allocation of liability among insurers and reinsurers over multiple years. This lag also exposes the claim settlement process to changes in underlying laws and judicial interpretations. There continues to be substantial uncertainty regarding the ultimate number of insureds with injuries resulting from these exposures.

In addition, other issues have emerged regarding asbestos exposure that have further impacted the ability to estimate ultimate liabilities for this exposure. These issues include an increasingly aggressive plaintiffs' bar, an increased involvement of defendants with peripheral exposure, the use of bankruptcy filings due to asbestos liabilities as an attempt to resolve these liabilities to the disadvantage of insurers, the concentration of litigation in venues favorable to plaintiffs, and the potential of asbestos litigation reform at the state or federal level.

We believe that these uncertainties and factors make projections of these exposures, particularly asbestos, subject to less predictability relative to non-environmental and non-asbestos exposures. Current estimates, as of December 31, 2007, of our asbestos and environmental losses and LAE reserves, net of reinsurance, are $222.4 million and $34.5 million, respectively. See Note 8 to the consolidated financial statements for additional historical information on losses and LAE reserves for these exposures.

The following table provides the gross and net asbestos and environmental losses and LAE incurred for the years ended December 31, 2007, 2006 and 2005 (in millions):

	2007	2006	2005
Asbestos			
Gross losses and LAE incurred	$86.0	$62.4	$54.2
Net losses and LAE incurred	63.0	27.1	41.2
Environmental			
Gross losses and LAE incurred	$14.2	$(0.6)	$ 9.7
Net losses and LAE incurred	14.5	(2.2)	(0.9)

The number of asbestos claims, with case reserves, as of December 31, 2007 was 1,554, amounting to $216.8 million in gross case losses and LAE reserves. The largest 10 reported claims accounted for 14.9% of the gross case reserves, with an average reserve of $3.2 million. The number of asbestos claims, with case reserves, as of December 31, 2006 was 1,553, amounting to $228.5 million in gross case losses and LAE reserves. The largest 10 reported claims accounted for 15.2% of the gross case reserves, with an average reserve of $3.5 million. Gross case reserves decreased in 2007, as newly reported claims and additional reported reserves on existing claims were less than claim payments in the year. Based on an aggregation of claims by insured, our 10 largest insured involvements accounted for 42.3% of our gross case reserves as of December 31, 2007, compared to 42.7% as of December 31, 2006. Net losses and LAE for the year ended December 31, 2007 for asbestos claims were increased by $63.0 million, principally attributable to the annual review of this exposure.

The number of environmental claims, with case reserves, as of December 31, 2007 was 605, amounting to $29.8 million in gross case losses and LAE reserves. The largest 10 reported claims accounted for 30.5% of the gross case reserves, with an average case reserve of $0.9 million. The number of environmental claims, with case reserves, as of December 31, 2006 was 738, amounting to $28.9 million in gross case losses and LAE reserves. The largest 10 reported claims accounted for 28.0% of the gross case reserves, with an average case reserve of $0.8 million. Overall gross case reserves increased in 2007, as newly reported claims and additional reported reserves on existing claims more than offset case reserve reductions associated with claim payments in the year. The environmental open claim count decreased by 133, or 18.0%, during calendar year 2007 due to the closing of many small case reserved claims not expected to generate a payment based on the most recent information available to us. Based on an aggregation of claims by insured, our 10 largest insured involvements accounted for 47.0% of our gross case reserves as of December 31, 2007, compared to 45.7% as of December 31, 2006. Net losses and LAE for the year ended December 31, 2007 for environmental claims were increased by $14.5 million, principally attributable to the annual review of this exposure.

The following table provides gross asbestos and environmental outstanding claim information for the years ended December 31, 2007 and 2006 (in millions):

	As of December 31,							
	2007				2006			
	Count	Aggregate Case Reserves	% of Total Case Reserves	Average Case Reserves	Count	Aggregate Case Reserves	% of Total Case Reserves	Average Case Reserves
Asbestos								
By Claim								
Largest 10 claims	10	$ 32.4	14.9%	$3.2	10	$ 34.7	15.2%	$3.5
All other claims, with case reserves	1,544	184.4	85.1	0.1	1,543	193.8	84.8	0.1
Total	1,554	$216.8	100.0%	$0.1	1,553	$228.5	100.0%	$0.1
By Insured								
Largest 10 insureds	10	$ 91.8	42.3%	$9.2	10	$ 97.5	42.7%	$9.8
All other insureds	314	125.0	57.7	0.4	300	131.0	57.3	0.4
Total	324	$216.8	100.0%	$0.7	310	$228.5	100.0%	$0.7
Environmental								
By Claim								
Largest 10 claims	10	$ 9.1	30.5%	$0.9	10	$ 8.1	28.0%	$0.8
All other claims, with case reserves	595	20.7	69.5	0.1	728	20.8	72.0	0.1
Total	605	$ 29.8	100.0%	$0.1	738	$ 28.9	100.0%	$0.1
By Insured								
Largest 10 insureds	10	$ 14.0	47.0%	$1.4	10	$ 13.2	45.7%	$1.3
All other insureds	265	15.8	53.0	0.1	375	15.7	54.3	0.1
Total	275	$ 29.8	100.0%	$0.1	385	$ 28.9	100.0%	$0.1

In the event that loss trends diverge from expected trends, we may have to adjust our reserves for asbestos and environmental exposures accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects on our financial results. Due to the uncertainty involving estimates of ultimate asbestos and environmental exposures, management does not attempt to produce a range around its best estimate of loss.

Reinsurance and Retrocessions

We purchase reinsurance to increase our aggregate premium capacity, to reduce and spread the risk of loss on our insurance and reinsurance business and to limit our exposure to multiple claims arising from a single occurrence. We are subject to accumulation risk with respect to catastrophic events involving multiple contracts. To protect against this risk, we purchase catastrophe excess of loss reinsurance protection. The retention, the level of capacity purchased, the geographical scope of the coverage and the costs vary from year to year. Specific reinsurance protections are also placed to protect selected portions of our business outside of the United States. Our catastrophe excess of loss reinsurance protection available for losses in the United States for 2005 was exhausted by Hurricanes Katrina, Rita and Wilma during the year ended December 31, 2005.

We seek to limit the probable maximum loss to a specific level for severe catastrophic events. Currently, we generally seek to limit the probable maximum loss, after tax, including the effect of reinsurance protection and applicable reinstatement premiums, to a maximum of approximately 15% of statutory surplus for a severe catastrophic event in any geographic zone that could be expected to occur once in every 250 years, although this can change based on market opportunities. There can be no assurances that we will not incur losses greater than 15% of our statutory surplus from one or more catastrophic events due to the inherent uncertainties in estimating the frequency and severity of such events, the margin of error in making such determinations resulting from potential inaccuracies and inadequacies in the data provided by clients and brokers, and the modeling techniques and the application of such techniques.

When we purchase reinsurance protection, we cede to reinsurers a portion of our risks and pay premiums based upon the risk and exposure of the policies subject to the reinsurance. Although the reinsurer is liable to us for the reinsurance ceded, we retain the ultimate liability in the event the reinsurer is unable to meet its obligation at some later date.

Reinsurance recoverables are recorded as assets, based on our evaluation of the retrocessionaires' ability to meet their obligations under the agreements. Premiums written and earned are stated net of reinsurance ceded in the consolidated statements of operations. Direct, reinsurance assumed, reinsurance ceded and net amounts (in millions) for these items follow:

	Year Ended December 31,		
	2007	2006	2005
Premiums Written			
Direct	$ 736.8	$ 712.1	$ 763.3
Add: assumed	1,545.9	1,623.6	1,863.7
Less: ceded	193.3	174.8	325.3
Net	$2,089.4	$2,160.9	$2,301.7
Premiums Earned			
Direct	$ 738.1	$ 728.9	$ 737.2
Add: assumed	1,566.4	1,706.6	1,873.1
Less: ceded	184.0	209.7	333.5
Net	$2,120.5	$2,225.8	$2,276.8

The total amount of reinsurance recoverables on paid and unpaid losses as of December 31, 2007 and 2006 was $726.6 million and $798.8 million, respectively. We have established a reserve for potentially uncollectible reinsurance recoverables based upon an evaluation of each retrocessionaire and our assessment as to the collectability of individual balances. The reserve for uncollectible recoverables as of December 31, 2007 and 2006 was $44.4 million and $42.5 million, respectively, and has been netted against reinsurance recoverables on loss payments. We have also established a reserve for potentially uncollectible assumed reinsurance balances of $1.5 million and $1.9 million as of December 31, 2007 and 2006, respectively, which has been netted against premiums receivable.

Our reinsurance protection, which covered certain amounts of our 1995 and prior unpaid losses and loss adjustment expenses (the "1995 Stop Loss Agreement"), provided by nSpire Re Limited ("nSpire Re"), a wholly-owned subsidiary of Fairfax, was commuted effective September 29, 2006, for consideration of $63.2 million. In accordance with the terms of the commutation agreement, we commuted ceded loss reserves of $71.8 million, resulting in a pre-tax commutation loss of $5.5 million for the year ended December 31, 2006. The 1995 Stop Loss Agreement was originally entered into with Skandia Insurance Company Ltd. ("Skandia") in conjunction with the purchase of Clearwater in 1996. Pursuant to the agreement, we paid a premium of $60.5 million in 1995 for protection of $175.0 million in excess of Clearwater's December 31, 1995 reserves for net unpaid losses and loss adjustment expenses and reserves for uncollectible reinsurance. In January 1999, the liabilities under the contract were assigned by Skandia to nSpire Re for $97.0 million in consideration. Following the assignment to nSpire Re, we accounted for the 1995 Stop Loss Agreement as retroactive reinsurance. Accordingly, losses ceded under the contract in excess of $97.0 million in the aggregate had been recorded as a deferred gain rather than as a benefit in the applicable periods. The deferred gain had been amortized into income over the estimated remaining settlement period of the underlying claims. As of December 31, 2005, we have utilized the full limit of $175.0 million under the 1995 Stop Loss Agreement. We ceded losses of $17.5 million to the 1995 Stop Loss Agreement for the year ended December 2005, resulting in income of $11.3 million ($7.3 million after tax). There were no cessions to this agreement in 2006. We received $78.0 million in cash from nSpire Re on March 29, 2006, which reduced the outstanding recoverable. As the $78.0 million was received in advance of the payment of the underlying claims by us, it is included as an adjustment to net unpaid losses and loss adjustment expenses, which increased by $78.0 million. In connection with the receipt of this cash, we have recognized $19.3 million ($12.5 million after tax) of the cumulative deferred gain, an increase of $17.9 million ($11.7 million after tax) over the anticipated deferred gain amortization, as a reduction in losses and loss adjustment expenses.

For years ending December 31, 2001 and prior, we utilized whole account aggregate excess of loss retrocessional coverage ("Whole Account Excess of Loss Agreements") to manage our exposures, including catastrophic occurrences and the potential accumulation of exposures. As further discussed below, during the second quarter of 2006, we commuted certain Whole Account Excess of Loss Agreements. In addition, Whole Account Excess of Loss Agreements were purchased covering underwriting years 2002 through 2004 though no losses were ceded to these coverages. The Whole Account Excess of Loss Agreements are broad in coverage, and include property and casualty insurance and reinsurance business written on a worldwide basis, as applicable. Classes of business excluded from coverage primarily include non-traditional business. In each calendar year, we have the ability to cede losses attributable to certain prior periods to the Whole Account Excess of Loss Agreements to the extent there are limits remaining for the period. These agreements cover business written or incepting during a defined period of time (underwriting year), which is typically twelve months, or in other cases, business earned during a defined period of time (accident year). The Whole Account Excess of Loss Agreements were purchased on an underwriting year basis for 1996 through 2004 and on an accident year basis for 1994 and 1995. Accident year agreements were also purchased to supplement the 1996 and 1997 underwriting year agreements. All of these Whole Account Excess of Loss Agreements covering prior underwriting and accident years have been commuted except for two agreements covering underwriting years 2000 and 2001. Loss cession limits on these two covers still outstanding have been fully utilized. Each agreement provides for recoveries from the retrocessionaires, subject to a limit, in the event that the net subject business results in a composite ratio (the sum of the commission and loss ratios), in excess of a specified attachment point. The attachment point is net of other inuring third party reinsurance. The premium paid, net of commission, by us is calculated based on a contractual fixed rate that is applied to the total premiums covered by the retrocession agreements. Each agreement includes a provision for additional premium, subject to a maximum, based on the amount of loss activity under the agreement. Reinsurance recoverables on paid and unpaid losses are fully secured by letters of credit or funds held by us.

During the second quarter of 2006, we commuted certain Whole Account Excess of Loss Agreements for total consideration of $80.6 million through the settlement of funds held under reinsurance contracts (included as a liability on our consolidated balance sheet) and the receipt of cash from the reinsurer, net of the settlement of outstanding commissions receivable. During the second quarter of 2006, the commutation of these contracts decreased our paid and unpaid reinsurance recoverables as of December 31, 2005 by $71.0 million. This commutation covered all outstanding Whole Account Excess of Loss Agreements applicable to underwriting and accident years 1999 and prior as well as the reinsurer's participation on underwriting years 2000 and 2001.

The following table shows the amount of loss and LAE attributable to each coverage period ceded to the Whole Account Excess of Loss Agreements for the years ended December 31, 2007, 2006 and 2005 (in millions):

Coverage Period	2007	2006	2005
Prior years	$ —	$ —	$ (2.3)
2000 underwriting year	(0.1)	0.2	2.4
2001 underwriting year	—	9.5	16.4
Total	$(0.1)	$9.7	$16.5

The maximum coverage available under the Whole Account Excess of Loss Agreements is based on a proportion of net premiums earned during each of the coverage periods, subject to a predetermined aggregate limit. The maximum coverage available will increase or decrease as premium adjustments applicable to a particular coverage period, if any, are recognized. The attachment point represents the aggregate amount of losses, and in certain cases, acquisition costs, expressed as a proportion of net premiums earned, that will be retained by us. Losses attributable to business written during a particular period in excess of the attachment point, subject to a maximum limit, are ceded to the reinsurer. The following table provides a summary of the significant terms of the Whole Account Excess of Loss Agreements that were in effect as of December 31, 2007 (in millions):

Coverage Period	Attachment Basis	Aggregate Limit	Remaining Limit	Attachment Point
2000 underwriting year	Composite ratio	$69.1	0.4	90.6%
2001 underwriting year	Composite ratio	85.4	—	90.4%

The following table provides a summary of the cumulative experience, including the income (loss) before income taxes, for two agreements in force at December 31, 2007, in each case since inception (in millions):

Coverage Period	Ceded Earned Premium	Ceded Acquisition Costs	Ceded Loss and LAE	Net Underwriting Income	Interest Expense	Income Before Income Taxes
2000 underwriting year	$45.9	$16.4	$68.7	$39.2	$24.1	$15.1
2001 underwriting year	56.7	15.2	85.4	43.9	30.6	13.3

The Whole Account Excess of Loss Agreements provide that we may withhold a significant portion of the premium payable to the retrocessionaires in funds held accounts, which, under certain circumstances, may be set-off against the retrocessionaires' losses and other obligations owed to us. These funds are shown as a liability in our consolidated balance sheets as funds held under reinsurance contracts. Interest on the funds held account, calculated using a contractual fixed interest rate of approximately 7.0% for those agreements with amounts ceded, is credited quarterly by us, which results in an increase in the funds held account balance and is recorded as an expense, reducing our investment income. Loss payments are deducted from the funds held account balance, which reduces the liability as such payments are made.

In addition to the Whole Account Excess of Loss Agreements, we entered into a three-year aggregate excess of loss reinsurance contract protecting our United States facultative casualty business for underwriting years 1998 through 2000 ("Facultative Excess of Loss Agreement") which indemnified us for losses in excess of an annual retention, subject to an annual limit of liability. During December 2006, we entered into a commutation and release agreement related to this contract, pursuant to which all rights, obligations and liabilities were fully and finally settled. As a result of the commutation, a pre-tax loss of $1.4 million was recognized. Additionally, reinsurance recoverables were reduced by $16.1 million for the year ended December 31, 2006. The aggregate limit for underwriting years 1998, 1999 and 2000 was equal to 40% of our total facultative net premiums written, subject to a minimum annual dollar limit of $7.4 million, and a maximum annual dollar limit of $18.5 million. The aggregate limit of liability is $41.6 million across all years, which has been fully utilized. The retention in each year was equal to the greater of $9.3 million or 51.0% of the subject written premium income, together with amounts contributed to a loss payment account under the agreement. We maintained a loss payment account for the benefit of the reinsurer, equal to 18.5% of the subject written premium income for underwriting year 1998, and 18.9% for 1999 and 2000. A minimum interest credit is applied to the loss payment account, equal to the one year U.S. Treasury Bill yield plus 75 basis points. As of December 31, 2006, the loss payment account had a zero balance. The principal reinsurer under these agreements is Hannover Reinsurance — Ireland Ltd.

The income (loss) before income taxes reflected in our consolidated statements of operations related to our Whole Account and Facultative Excess of Loss Agreements for the years ended December 31, 2007, 2006, and 2005 is as follows (in millions):

	2007	2006	2005
Ceded earned premium	$ 0.2	$(1.7)	$(13.9)
Ceded acquisition costs	2.7	1.5	5.3
Ceded losses and LAE	(0.1)	8.3	18.7
Net underwriting income	2.8	8.1	10.1
Interest expense	(7.1)	(8.7)	(18.6)
Loss before income taxes	$(4.3)	$(0.6)	$ (8.5)

We have recorded interest expense associated with other ceded reinsurance agreements, and not reflected in the table above, of $975 thousand, $571 thousand and $485 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

As indicated by the table above, for the years ended December 31, 2007, 2006 and 2005, we ceded $(0.1) million, $8.3 million and $18.7 million, respectively, of losses and LAE, primarily to the 2001 aggregate excess of loss treaty. The increases in losses ceded to our Whole Account and Facultative Excess of Loss Agreements, for the years ended December 31, 2006 and 2005, were primarily attributable to adverse loss development on casualty business written in 2001. Losses ceded to our Whole Account and Facultative Excess of Loss Agreements were minimal in 2007 and represented 1.1% of our pre-tax income in 2006 and 10.3% of our pre-tax loss in 2005.

The reinsurance recoverables on paid and unpaid losses related to the 2000 and 2001 underwriting years Whole Account Excess of Loss Agreements are $74.0 million and $122.2 million as of December 31, 2007 and 2006, respectively. Funds held under reinsurance contracts, related to these agreements, shown as a liability on our consolidated balance sheets, reflect $58.1 million and $83.4 million as of December 31, 2007 and 2006, respectively. Other collateral related to these agreements is $33.6 million and $43.2 million as of December 31, 2007 and 2006, respectively.

Deferred Income Taxes

We record deferred income taxes as net assets or liabilities on our consolidated balance sheets to reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. As of December 31, 2007 and 2006, a net deferred tax asset of $32.3 million and $185.0 million, respectively, was recorded. In recording this deferred tax asset, we have made estimates and judgments that future taxable income will be sufficient to realize the value of the net deferred tax asset. Accordingly, deferred tax assets have not been reduced by a valuation allowance, as management believes it is more likely than not that the deferred tax assets will be realized.

Investments

On a quarterly basis, we review our investment portfolio for declines in value, and specifically consider securities, the fair values of which have declined to less than 80% of their cost or amortized cost at the time of review. Generally, a change in the market or interest rate environment does not constitute an impairment of an investment, but rather a temporary decline in value. Temporary declines in investments will be recorded as unrealized depreciation in accumulated other comprehensive income. If we determine that a decline is "other-than-temporary," the cost or amortized cost of the investment will be written down to the fair value and a realized loss will be recorded in our consolidated statements of operations.

In assessing the value of our debt and equity securities held as investments, and possible impairments of such securities, we review (i) the issuer's current financial position and disclosures related thereto, (ii) general and specific market and industry developments, (iii) the timely payment by the issuer of its principal, interest and other obligations, (iv) the outlook and expected financial performance of the issuer, (v) current and historical valuation parameters for the issuer and similar companies, (vi) relevant forecasts, analyses and recommendations by research analysts, rating agencies and investment advisors, and (vii) other information we may consider relevant. In addition, we consider our ability and intent to hold the security to recovery when evaluating possible impairments. Risks and uncertainties are inherent in our other-than-temporary decline in value assessment methodology.

Risks and uncertainties include, but are not limited to, incorrect or overly optimistic assumptions about financial condition or liquidity, incorrect or overly optimistic assumptions about future prospects, inadequacy of any underlying collateral, unfavorable changes in economic or social conditions and unfavorable changes in interest rates.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Underwriting Results

Gross Premiums Written. Gross premiums written for the year ended December 31, 2007 decreased by $53.0 million, or 2.3%, to $2,282.7 million compared to $2,335.7 million for the year ended December 31, 2006, as reflected in the following table (in millions):

Division	Year Ended December 31, 2007	Year Ended December 31, 2006	Change $	Change %
Americas	$ 834.9	$ 924.2	$(89.3)	(9.7)%
EuroAsia	565.6	561.2	4.4	0.8
London Market	349.9	340.7	9.2	2.7
U.S. Insurance	532.3	509.6	22.7	4.4
Total gross premiums written	$2,282.7	$2,335.7	$(53.0)	(2.3)%

Total reinsurance gross premiums written for the year ended December 31, 2007 were $1,545.9 million compared to $1,623.6 million for 2006, a decrease of 4.8%. Total insurance gross premiums written for the year ended December 31, 2007, which includes our U.S. Insurance division, our Lloyd's syndicate and NICL, were $736.8 million, compared to $712.1 million for 2006, an increase of 3.5%. For the year ended December 31, 2007, total reinsurance gross premiums written represented 67.7% (69.5% in 2006) of our business and insurance represented the remaining 32.3% (30.5% in 2006) of our business.

Americas. Gross premiums written in the Americas division for the year ended December 31, 2007 were $834.9 million, a decrease of $89.3 million, or 9.7%, as compared to $924.2 million for the year ended December 31, 2006. These amounts represent 36.6% of our gross premiums written for the year ended December 31, 2007 and 39.6% in 2006. Gross premiums written across each geographic region of the Americas are as follows:

- United States — Gross premiums written of $650.6 million for the year ended December 31, 2007 decreased $105.8 million, or 14.0%, compared to $756.4 million for the year ended December 31, 2006. The decrease in the United States relates to all classes of business. Property business decreased by $44.2 million, or 23.0%, to $148.1 million in 2007 from $192.3 million in 2006 as we reduced our proportional catastrophe exposed business in certain peak zones. Treaty and facultative casualty business decreased by $52.0 million, or 10.3%, to $452.0 million in 2007 from $504.0 million in 2006 due to an increase in competitive market conditions and the cancellation of certain business that did not meet our underwriting criteria. All other classes of business accounted for the remaining decrease of $9.6 million.

- Latin America — Gross premiums written of $141.4 million for the year ended December 31, 2007 increased $6.5 million, or 4.8%, compared to $134.9 million for the year ended December 31, 2006. The increase is primarily the result of increased writings of property facultative business on both a new and renewal basis.

- Canada — Gross premiums written of $43.3 million for the year ended December 31, 2007 increased $11.3 million, or 35.3%, compared to $32.0 million for the year ended December 31, 2006, due to the cancellation in 2006 of certain treaties, which included the return of unearned premium to the ceding company.

EuroAsia. Gross premiums written in the EuroAsia division for the year ended December 31, 2007 were $565.6 million, an increase of $4.4 million, or 0.8%, as compared to $561.2 million for the year ended December 31, 2006. These amounts represent 24.8% of our gross premiums written for the year ended December 31, 2007 and 24.0% in 2006. Included in the overall increase in gross premiums written is the impact of movements in foreign exchange rates, which contributed approximately $19.0 million to the increase in 2007. Excluding the impact of movements in foreign exchange rates, actual premiums for the calendar year 2007 would have decreased by $14.6 million. Property, marine and liability business increases were offset by decreases in motor business, accident and health, aviation and credit and bond business. Gross premiums written from property business, which represents 61.5% of EuroAsia in 2007, increased by $7.1 million, or 2.1%, for the year ended December 31, 2007 driven by increases in the European and Middle East markets. The increase in marine business of $3.1 million, or 9.3%, and liability business of $4.5 million, or 19.2%, is related to increases in new and renewal business throughout Europe. Offsetting these increases are decreases in motor business of $5.4 million, or 6.3%, primarily related to European, Middle East and Asia business, credit and bond business of $3.9 million or $7.0% related to the European market, and accident and health and aerospace business of $0.2 million and $0.8 million, respectively.

London Market. Gross premiums written in the London Market division for the year ended December 31, 2007 were $349.9 million, an increase of $9.2 million, or 2.7%, as compared to $340.7 million for the year ended December 31, 2006. These amounts represent 15.3% of our gross premiums written for the year ended December 31, 2007 and 14.6% in 2006. Included in the overall increase in gross premiums written is the impact of movements in foreign exchange rates, which contributed approximately $20.0 million to the increase in 2007. Excluding the impact of movements in foreign exchange rates, actual premiums for the calendar year 2007 would have decreased by $10.8 million. Gross premiums written across each unit of the London Market division are as follows:

- London Branch — Gross premiums written of $145.3 million for the year ended December 31, 2007 increased $7.1 million, or 5.1%, compared to $138.2 million for the year ended December 31, 2006. Property business increased $19.9 million, or 41.9%, due to increased writings on both a new and renewal basis. Casualty business decreased by $5.6 million, or 19.7%, and marine and aerospace business decreased $7.2 million, or 11.6% in 2007 compared to 2006, due to share reduction and non-renewal of business not meeting our underwriting criteria.

- Newline and NICL — Gross premiums written of $204.6 million for the year ended December 31, 2007 increased $2.1 million, or 1.0%, compared to $202.5 million for the year ended December 31, 2006.

U.S. Insurance. Gross premiums written in the U.S. Insurance division for the year ended December 31, 2007 were $532.3 million, an increase of $22.7 million, or 4.4%, as compared to $509.6 million for the year ended December 31, 2006. These amounts represent 23.3% of our gross premiums written for the year ended December 31, 2007 and 21.8% in 2006. Gross premiums written in our specialty insurance unit increased by $45.3 million, or 12.7%, offset by a decrease in medical malpractice business of $22.6 million, or 14.8%. Gross premiums written across each line of business is as follows:

- Professional liability, our largest class of business, gross premiums written increased $8.3 million, or 6.3%, to $139.3 million for the year ended December 31, 2007, from $131.0 million for the year ended December 31, 2006. This primarily resulted from expansion in the environmental specialists and architects and engineers classes of business.

- Medical malpractice gross premiums written were $130.2 million for the year ended December 31, 2007, a decrease of $22.6 million, or 14.8%, from $152.8 million for the year ended December 31, 2006. The medical malpractice class of business is experiencing a softening market.

- Specialty liability increased $8.5 million to $90.3 million for the year ended December 31, 2007, from $81.8 million for the year ended December 31, 2006. This increase resulted from higher production in ongoing accounts.

- Property and package business increased $37.8 million to $68.5 million for the year ended December 31, 2007, from $30.7 million for the year ended December 31, 2006. This primarily resulted from new agriculture business and offshore energy business.

- Commercial auto increased $16.8 million to $52.4 million for the year ended December 31, 2007, from $35.6 million for the year ended December 31, 2006. This increase resulted from increased production of ongoing accounts.

- Our personal auto business, which primarily includes non-standard auto business written in California and Florida, decreased $26.1 million, or 33.6%, to $51.6 million for the year ended December 31, 2007, from $77.7 million for the year ended December 31, 2006. This decrease is primarily due to market conditions, which has resulted in the non-renewal of several programs.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2007 increased by $18.5 million, or 10.6%, to $193.3 million (8.5% of gross premiums written) from $174.8 million (7.5% of gross premiums written) for the year ended December 31, 2006. Ceded premiums written in the EuroAsia division increased by $4.8 million, reflecting an increase in property catastrophe premiums and motor business specific retrocessions; the London Market division increased by $16.2 million, reflecting the purchase of additional primary layer reinsurance; the U.S. Insurance division increased by $6.8 million, reflecting an increase in specific retrocessions on its program business. These increases were offset by a decrease of $9.3 million in the Americas division.

Net Premiums Written. Net premiums written for the year ended December 31, 2007 decreased by $71.5 million, or 3.3%, to $2,089.4 million from $2,160.9 million for the year ended December 31, 2006. Net premiums written represent gross premiums written less ceded premiums written. Net premiums written decreased over 2006 at a higher rate than gross premiums written, reflecting an increase in ceded premiums written during 2007.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2007 decreased by $105.3 million, or 4.7%, to $2,120.5 million, from $2,225.8 million for the year ended December 31, 2006. Net premiums earned decreased in the Americas division by $133.2 million, or 13.7%, and in the London Market division by $26.7 million, or 8.0%, offset by increases in the EuroAsia division of $11.8 million, or 2.2%, and in the U.S. Insurance division of $42.8 million, or 11.1%.

Losses and Loss Adjustment Expenses. Net losses and LAE decreased $75.8 million, or 5.1%, to $1,408.4 million for the year ended December 31, 2007, from $1,484.2 million for the year ended December 31, 2006 as follows (in millions):

	Year Ended December 31,		Change	
	2007	2006	$	%
Gross losses and LAE incurred	$1,514.3	$1,631.4	$(117.1)	(7.2)%
Less: ceded losses and LAE incurred	105.9	147.2	(41.3)	(28.1)
Net losses and LAE incurred	$1,408.4	$1,484.2	$ (75.8)	(5.1)%

The decrease in net losses and LAE incurred was principally related to a decrease of $99.4 million in prior period losses, to $40.5 million for the year ended December 31, 2007, from $139.9 million for the year ended December 31, 2006, and a decline in net earned premium of $105.3 million. This decrease was partially offset by an increase in current year catastrophe losses of $71.0 million. Losses and LAE for the year ended December 31, 2007 included $40.5 million attributable to prior years, which reflected unfavorable emergence of $0.9 million on prior period catastrophe events. The remaining amount of prior period losses of $39.6 million in 2007 was predominantly attributable to increased loss estimates on non-catastrophe business in the Americas division of $131.4 million, which included $77.4 million for increased asbestos and environmental loss estimates, principally attributable to the annual review of these exposures, and $21.2 million related to settlement of litigation during the third quarter, with the remainder principally due to loss emergence greater than expectations in the period on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations in the period on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions. Losses and LAE for the year ended December 31, 2006 included $139.9 million attributable to prior years, which included $42.6 million on prior period catastrophe events, principally due to an increase in loss estimates on marine business for Hurricane Rita and the triggering of industry loss warranty contracts written by us for Hurricane Wilma due to unexpected deterioration in industry-wide Wilma loss estimates as well as unexpected loss emergence on Florida proportional property accounts in the period. The remaining amount of prior period losses of $97.3 million in 2006 was predominantly attributable to increased loss estimates on non-catastrophe business in the Americas division of $169.7 million, which included $27.1 million for increased asbestos loss estimates, principally attributable to the annual review of this exposure, with the remainder principally due to loss emergence greater than expectations in the period on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations in the period on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions.

Ceded losses and LAE incurred for the year ended December 31, 2007 decreased by $41.3 million, or 28.1%, to $105.9 million, from $147.2 million for the year ended December 31, 2006. This decrease was principally attributable to a $21.6 million decrease in cessions to the Whole Account Excess of Loss Agreements and the 1995 Stop Loss Agreement, and a decrease of $16.3 million related to cessions on our casualty facultative business.

The loss and LAE ratio for the years ended December 31, 2007 and 2006 and the percentage point change for each of our divisions and in total are as follows:

Division	Year Ended December 31, 2007	2006	Percentage Point Change
Americas	78.6%	78.5%	0.1
EuroAsia	64.2	60.3	3.9
London Market	49.0	54.7	(5.7)
U.S. Insurance	57.8	55.8	2.0
Total losses and LAE ratio	66.4%	66.7%	(0.3)

The following tables reflect total losses and LAE as reported for each division and include the impact of catastrophe losses and prior period reserve development, expressed as a percentage of net premiums earned ("NPE"), for the years ended December 31, 2007 and 2006 (in millions):

Year Ended December 31, 2007

	Americas		EuroAsia		London Market		U.S. Insurance		Total	
	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE
Total losses and LAE	$661.5	78.6%	$348.6	64.2%	$150.4	49.0%	$247.9	57.8%	$1,408.4	66.4%
Catastrophe Losses:										
2007 Events										
Windstorm Kyrill	—	—	26.8	5.0	11.7	3.8	—	—	38.5	1.8
Jakarta floods	—	—	5.6	1.0	—	—	—	—	5.6	0.3
Cyclone Gonu, Oman	—	—	12.3	2.3	—	—	—	—	12.3	0.6
UK floods	—	—	—	—	5.1	1.7	—	—	5.1	0.2
Peru earthquake	5.0	0.6	—	—	—	—	—	—	5.0	0.2
Mexico flood in Tabasco	10.0	1.2	—	—	—	—	—	—	10.0	0.5
All other 2007 events	17.0	2.0	8.7	1.6	3.7	1.2	—	—	29.4	1.4
Prior Period Events										
Hurricanes Katrina, Rita and Wilma — 2005	6.6	0.8	—	—	(1.4)	(0.5)	(0.1)	—	5.1	0.2
All other prior period events	5.1	0.6	(3.1)	(0.6)	(6.2)	(2.0)	—	—	(4.2)	(0.2)
Total catastrophe losses	43.7	5.2	50.3	9.3	12.9	4.2	(0.1)	—	106.8	5.0
Prior period loss development including prior period catastrophe losses	$143.1	17.0%	$ (6.9)	(1.3)%	$(57.0)	(18.6)%	$(38.7)	(9.0)%	$ 40.5	1.9%

Year Ended December 31, 2006

	Americas		EuroAsia		London Market		U.S. Insurance		Total	
	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE
Total losses and LAE	$765.8	78.5%	$320.4	60.3%	$182.5	54.7%	$215.5	55.8%	$1,484.2	66.7%
Catastrophe Losses:										
2006 Events	12.7	1.3	19.4	3.7	2.8	0.8	—	—	34.9	1.6
Prior Period Events										
Hurricanes Katrina, Rita and Wilma — 2005	35.8	3.7	0.2	—	12.2	3.7	1.2	0.3	49.4	2.2
All other prior period events	7.2	0.7	(4.2)	(0.8)	(8.6)	(2.6)	(1.2)	(0.3)	(6.8)	(0.3)
Total catastrophe losses	55.7	5.7	15.4	2.9	6.4	1.9	—	—	77.5	3.5
Prior period loss development including prior period catastrophe losses	$212.7	21.8%	$ (9.0)	(1.7)%	$(24.8)	(7.4)%	$(39.0)	(10.1)%	$ 139.9	6.3%

Americas Division — Losses and LAE decreased $104.3 million, or 13.6%, to $661.5 million for the year ended December 31, 2007, from $765.8 million for the year ended December 31, 2006. This resulted in a loss and LAE ratio of 78.6% for the year ended December 31, 2007, compared to 78.5% for the year ended December 31, 2006. The decrease in losses and LAE was principally due to a decrease in prior period losses of $69.6 million and a decline in net earned premium of $133.2 million, or 13.7%. Losses and LAE for the year ended December 31, 2007 included prior period losses of $143.1 million, which included $11.7 million for increased loss estimates on prior period catastrophe events, principally attributable to Hurricanes Katrina and Wilma, $77.4 million for increased asbestos and environmental loss estimates, principally attributable to the annual review of these exposures, and $21.2 million related to settlement of litigation in the third quarter, with the remainder principally due to loss emergence greater than expectations in the period on U.S. casualty business. Losses and LAE for the year ended December 31, 2006 included prior period losses of $212.7 million, which included $43.0 million for increased loss estimates on prior period catastrophe events, principally attributable to Hurricanes Rita and Wilma. In addition, asbestos loss estimates were increased by $27.1 million, principally attributable to the annual review of this exposure. The remaining prior period losses of $142.6 million were principally attributable to loss emergence greater than expectations in the period on U.S. casualty business.

EuroAsia Division — Losses and LAE increased $28.2 million, or 8.8%, to $348.6 million for the year ended December 31, 2007, from $320.4 million for the year ended December 31, 2006. This resulted in a loss and LAE ratio of 64.2% for the year ended December 31, 2007, compared to 60.3% for the year ended December 31, 2006. This increase in losses and LAE was principally due to an increase in current year catastrophe losses of $34.0 million, to $53.4 million for the year ended December 31, 2007 from $19.4 million for the year ended December 31, 2006, of which $44.7 million relates to Windstorm Kyrill, Jakarta floods and Cyclone Gonu. Losses and LAE for the year ended December 31, 2007 included a reduction in prior period losses of $6.9 million, principally attributable to favorable loss emergence on credit and miscellaneous property lines of business, partially offset by increased loss estimates on motor and liability exposures. Losses and LAE for the year ended December 31, 2006 included a reduction in prior period losses of $9.0 million, principally due to favorable emergence on property catastrophe, marine and credit lines of business in the period.

London Market Division — Losses and LAE decreased $32.1 million, or 17.6%, to $150.4 million for the year ended December 31, 2007, from $182.5 million for the year ended December 31, 2006. This resulted in a loss and LAE ratio of 49.0% for the year ended December 31, 2007, compared to 54.7% for the year ended December 31, 2006. The decrease in losses and LAE was principally due to a reduction in prior period losses of $32.2 million and a decline in net earned premium of $26.7 million, or 8.0%. For the year ended December 31, 2007, losses and LAE included $16.8 million attributable to Windstorm Kyrill and floods in the United Kingdom and reflected a reduction in prior period losses of $57.0 million, principally due to favorable emergence on liability, property catastrophe, and other miscellaneous property lines of business in the period. For the year ended December 31, 2006, losses and LAE included a reduction of $24.8 million attributable to prior years, principally due to favorable emergence on satellite, accident and health, non-catastrophe property, and aviation exposures in the period, and included a $3.6 million increase on prior period catastrophe losses, principally Hurricane Rita.

U.S. Insurance Division — Losses and LAE increased $32.4 million, or 15.0%, to $247.9 million for the year ended December 31, 2007, from $215.5 million for the year ended December 31, 2006. This resulted in a loss and LAE ratio of 57.8% for the year ended December 31, 2007, compared to 55.8% for the year ended December 31, 2006. The increase in losses and LAE was principally related to an increase in net earned premium of $42.8 million, or 11.1%. For the years ended December 31, 2007 and 2006, prior period losses decreased by $38.7 million and $39.0 million, respectively, principally due to favorable emergence on medical malpractice business in each period.

Acquisition Costs. Acquisition costs for the year ended December 31, 2007 were $437.3 million, a decrease of $26.8 million or 5.8%, compared to $464.1 million for the year ended December 31, 2006. The resulting acquisition expense ratio, expressed as a percentage of net premiums earned, was 20.6% for the year ended December 31, 2007, compared to 20.9% for the year ended December 31, 2006, a decrease of 0.3 points. The Americas and London Market divisions' acquisition ratios decreased by 1.1 and 1.4 points, respectively, while the EuroAsia and U.S. Insurance divisions' acquisition ratios increased by 1.2 and 1.0 points, respectively.

Acquisition costs are reduced by ceding commissions related to our Whole Account and Facultative Excess of Loss Agreements, of $2.7 million and $1.5 million for the years ended December 31, 2007 and 2006, respectively. Ceding commissions due under certain of our Whole Account Excess of Loss Agreements are deferred and will be received by us in future periods. Ceding commissions related to our Whole Account Excess of Loss Agreements have therefore been recorded at their present value, with the discount amortized over the expected collection period. For years ended December 31, 2007 and 2006, the discount amortized and included in ceding commissions is $2.8 million and $1.8 million, respectively.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2007 were $178.6 million, compared to $153.5 million for the year ended December 31, 2006. The other underwriting expense ratio, expressed as a percentage of net premiums earned, was 8.4% for the year ended December 31, 2007, compared to 6.9% for the year ended December 31, 2006. Other underwriting expenses increased while net premiums earned decreased, resulting in a higher other underwriting expense ratio in 2007 as compared to 2006. This increase in other underwriting expenses is principally attributable to an increase in compensation costs.

The following table reflects the acquisition and other underwriting expenses, expressed as a percentage of net premiums earned, for the years ended December 31, 2007 and 2006 for each of our divisions:

Division	Year Ended December 31, 2007	Year Ended December 31, 2006	Percentage Point Change
Americas	32.1%	30.8%	1.3
EuroAsia	27.5	25.3	2.2
London Market	26.3	25.8	0.5
U.S. Insurance	26.8	25.3	1.5
Total acquisition costs and other underwriting expense ratio	29.1%	27.7%	1.4

The GAAP combined ratio is the sum of losses and LAE as a percentage of net premiums earned, plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include investment results. Underwriting profitability is subject to significant fluctuations due to catastrophic events, competition, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio was 95.5% for the year ended December 31, 2007, compared to 94.4% for the year ended December 31, 2006. The following table reflects the combined ratio for the years ended December 31, 2007 and 2006 for each of our divisions:

Division	Year Ended December 31, 2007	Year Ended December 31, 2006	Percentage Point Change
Americas	110.7%	109.3%	1.4
EuroAsia	91.7	85.6	6.1
London Market	75.3	80.5	(5.2)
U.S. Insurance	84.6	81.1	3.5
Total combined ratio	95.5%	94.4%	1.1

Investment Results

Net Investment Income. Net investment income for the year ended December 31, 2007 decreased by $157.7 million, or 32.4%, to $329.4 million, from $487.1 million for the year ended December 31, 2006. Net investment income is comprised of gross investment income of $368.1 million less investment expenses of $38.7 million for the year ended December 31, 2007, compared to gross investment income of $517.4 million less investment expenses of $30.3 million for the year ended December 31, 2006. The decrease in net investment income for the year ended December 31, 2007 is primarily attributable to the following:

- Our investment in HWIC Asia Fund ("HWIC Asia"), an investment vehicle, was fully redeemed during 2006; accordingly, we did not recognize any investment income related to HWIC Asia for the year ended December 31, 2007. For the year ended December 31, 2006, HWIC Asia, which was accounted for in accordance with the equity method of accounting, contributed $168.7 million of investment income. Net investment income, in accordance with the equity method of accounting, includes realized investment gains attributable to our equity investment in HWIC Asia. Our equity in the net income of HWIC Asia included in investment income for the year ended December 31, 2006, is comprised of the following items (in millions):

	Year Ended December 31, 2006
Equity in net investment income of HWIC Asia	$ 1.1
Equity in net realized investment gains of HWIC Asia	167.6
Equity in net income of HWIC Asia, before taxes	$168.7

- a decrease in investment income from short-term investments and cash of $42.7 million, or 34.9%, for the year ended December 31, 2007 compared to the year ended December 31, 2006, which is representative of a shift from shorter term to longer term investments and a decrease in short term interest rates over the same period;

- a decrease in investment income from other invested assets of $11.7 million for the year ended December 31, 2007 compared to the year ended December 31, 2006, which primarily reflects a decrease in investment income from hedge funds and private equity funds accounted for under the equity method, offset by an increase in interest income attributable to total return swaps on indexes;

- an increase in investment expenses of $8.4 million for the year ended December 31, 2007 compared to 2006, reflecting an increase in investment advisory and administration fees and investment expenses from our consolidated subsidiaries of $9.6 million, offset by a decrease in interest expense of $1.2 million on funds held;

- an increase in investment income from fixed income securities of $64.1 million, or 45.2%, for the year ended December 31, 2007, compared to the year ended December 31, 2006. Average fixed income securities increased by $1,025.2 million, or 33.6%, for the year ended December 31, 2007 over 2006; and

- an increase of $9.6 million in net investment income from equity securities for the year ended December 31, 2007 compared to the year ended December 31, 2006, excluding the effect of HWIC Asia. Included in net investment income from equity securities is an other-than-temporary write-down of $5.3 million for the year ended December 31, 2007 related to Advent Capital (Holdings) PLC ("Advent").

Our total effective annualized yield on average invested assets, net of expense but before the impact of interest expense from funds held balances and the positive impact of realized gains included in investment income attributable to HWIC Asia, was 4.5% and 5.0% for the year ended December 31, 2007 and 2006, respectively.

Interest expense on funds held primarily relates to our Whole Account and Facultative Excess of Loss Agreements, which is included in investment expenses, of $7.1 million for the year ended December 31, 2007, and represents a decrease of $1.6 million, or 18.4%, from $8.7 million for the year ended December 31, 2006. The decrease was primarily attributable to ceded paid losses reducing the funds held balance.

Net Realized Investment Gains. Net realized investment gains of $539.1 million for the year ended December 31, 2007 increased by $350.0 million from $189.1 million for the year ended December 31, 2006. The increase in net realized investment gains, including the effect of other-than-temporary impairment losses discussed below, for the year ended December 31, 2007 compared to 2006 is principally due to the following:

- an increase in net realized investment gains on derivative securities of $386.8 million for the year ended December 31, 2007, primarily attributable to the net change in fair value related to our credit default swaps and total return swaps on indexes, caused by widening credit spreads and declining equity indexes;
- higher net realized investment gains on fixed income securities of $13.7 million for the year ended December 31, 2007;
- an increase in net realized investment gains from other investments of $18.7 million for the year ended December 31, 2007, mainly due to net realized investment gains on securities sold short; offset by
- lower net realized investment gains on equity securities of $69.1 million for the year ended December 31, 2007. Realized investment gains include $119.2 million related to the sale of Hub International Limited shares and $75.1 million related to the redemption of HWIC Asia shares for the years ended December 31, 2007 and 2006, respectively. Net realized investment gains on equity securities also include other-than-temporary write-downs of $42.1 million and $17.1 million for the years ended December 31, 2007 and 2006, respectively.

During the year ended December 31, 2007, net realized investment gains were reduced by other-than-temporary impairment losses in the amount of $59.8 million relating to fixed income securities, common and preferred equities, which includes $5.3 million reflected in net investment income related to our investment in Advent. During the year ended December 31, 2006, net realized investment gains were reduced by other-than-temporary impairment losses in the amount of $28.1 million relating to fixed income, equity and other investments. Other-than-temporary impairments reflect situations where the fair value was below the cost of the securities and the ability of the security to recover its value could not be reasonably determined.

Other Results, Principally Holding Company and Income Taxes

Other Expenses, Net. Other expenses, net for the year ended December 31, 2007, were $14.0 million, compared to $21.1 million for the year ended December 31, 2006. Other expenses are primarily comprised of operating expenses of our holding Company and include audit related fees, corporate-related legal fees, consulting fees, and compensation expense, including the amortization of restricted share grants. The decrease of $7.1 million for the year ended December 31, 2007 compared to 2006 is primarily comprised of: (i) a decrease of $2.3 million in compensation expense, (ii) a decrease of $2.3 million relating to contracts under deposit accounting, (iii) a decrease in legal fees of $1.7 million due to litigation settled in 2006, and (iv) a decrease in audit fees of $1.8 million; offset by: (v) an increase in foreign exchange related adjustments of $1.2 million.

Interest Expense. We incurred interest expense, related to our debt obligations, of $37.7 million and $37.5 million for the years ended December 31, 2007 and 2006, respectively. The higher amount of interest expense primarily reflects our $100.0 million senior notes offering completed in February 2006.

Federal and Foreign Income Tax Provision. As a result of our higher pre-tax income for the year ended December 31, 2007, compared to 2006, our federal and foreign income tax provision for the year ended December 31, 2007 increased by $86.4 million, to a provision of $317.7 million, compared to a provision of $231.3 million for the year ended December 31, 2006. Included in the income tax provision for the year ended December 31, 2006 is a one-time tax benefit of $16.5 million, which is attributable to the settlement of tax issues related to the acquisition of Clearwater in 1996. Our effective tax rates were 34.8% and 31.3% for the years ended December 31, 2007 and 2006, respectively.

Preferred Dividends. We recorded preferred dividends related to our Series A and Series B non-cumulative perpetual preferred shares of $8.3 million in each of the years ended December 31, 2007 and 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Underwriting Results

Gross Premiums Written. Gross premiums written for the year ended December 31, 2006 decreased by $291.2 million, or 11.1%, to $2,335.7 million compared to $2,626.9 million for the year ended December 31, 2005, as reflected in the following table (in millions):

Division	Year Ended December 31,		Change	
	2006	2005	$	%
Americas	$ 924.2	$1,130.5	$(206.3)	(18.2)%
EuroAsia	561.2	543.8	17.4	3.2
London Market	340.7	431.6	(90.9)	(21.1)
U.S. Insurance	509.6	521.0	(11.4)	(2.2)
Total gross premiums written	$2,335.7	$2,626.9	$(291.2)	(11.1)%

Total reinsurance gross premiums written for the year ended December 31, 2006 were $1,623.6 million compared to $1,863.6 million for 2005, a decrease of 12.9%. Total insurance gross premiums written for the year ended December 31, 2006, which includes our U.S. Insurance division and our Lloyd's syndicate (which is part of London Market), were $712.1 million, compared to $763.3 million for 2005, a decrease of 6.7%. For the year ended December 31, 2006, total reinsurance gross premiums written represented 69.5% (71.0% in 2005) of our business and insurance represented the remaining 30.5% (29.0% in 2005) of our business.

Gross premiums written include reinstatement premiums of $5.4 million and $70.4 million for the years ended December 31, 2006 and 2005, respectively. Reinstatement premiums in 2005 were primarily related to reinstating the coverage under property catastrophe excess of loss reinsurance contracts following Hurricanes Katrina, Rita and Wilma. The higher level of reinstatement premiums in 2005 was attributable to the significant number of full limit losses resulting from Hurricanes Katrina, Rita and Wilma in 2005. Excluding reinstatement premiums in each period, gross premiums written would be $2,330.3 million and $2,556.5 million for the years ended December 31, 2006 and 2005, respectively, representing a decrease of $226.2 million, or 8.8%.

Americas. Gross premiums written in the Americas division for the year ended December 31, 2006 were $924.2 million, a decrease of $206.3 million, or 18.2%, as compared to $1,130.5 million for the year ended December 31, 2005. These amounts represent 39.6% of our gross premiums written for the year ended December 31, 2006 and 43.1% in 2005. These amounts include reinstatement premiums of $4.0 million and $32.0 million for the years ended December 31, 2006 and 2005, respectively, which principally relate to Hurricanes Katrina, Rita and Wilma in 2005. Excluding reinstatement premiums in each period, gross premiums written would be $920.2 million and $1,098.5 million for the years ended December 31, 2006 and 2005, respectively, representing a decrease of $178.3 million, or 16.2% over the period. Gross premiums written across each geographic region of the Americas are as follows:

- United States — Gross premiums written of $756.4 million for the year ended December 31, 2006 decreased $173.5 million, or 18.7%, compared to $929.9 million for the year ended December 31, 2005. The decrease in the United States is in all classes of business. Property business decreased by $59.8 million, or 23.7%, to $192.3 million in 2006 from $252.1 million in 2005 as we reduced our proportional catastrophe exposed business in certain peak zones combined with a reduction in reinstatement premiums. Alternative risk and specialty business decreased by $58.7 million as we exited or reduced our writings in these classes of business. Treaty and facultative casualty business decreased by $43.5 million, or 7.9%, to $504.0 million in 2006 from $547.5 million in 2005 due to an increase in competitive market conditions and the cancellation of certain business that did not meet our underwriting criteria. All other classes of business accounted for the remaining decrease of $11.5 million.

- Latin America — Gross premiums written of $134.9 million for the year ended December 31, 2006 decreased $13.7 million, or 9.2%, compared to $148.6 million for the year ended December 31, 2005. The decrease is principally due to a $6.3 million decrease in property proportional business and a $2.8 million decrease in property excess business. We continue to see increased competition across our Latin America operations.

- Canada — Gross premiums written of $32.0 million for the year ended December 31, 2006 decreased $18.4 million, or 36.5%, compared to $50.4 million for the year ended December 31, 2005. The reduction in gross premiums written was primarily due to the cancellation of certain automobile business by ceding companies, based on their decision to retain more business. In certain cases, this included the return of unearned premiums to the ceding company.

EuroAsia. Gross premiums written in the EuroAsia division for the year ended December 31, 2006 were $561.2 million, an increase of $17.4 million, or 3.2%, as compared to $543.8 million for the year ended December 31, 2005. These amounts represent 24.0% of our gross premiums written for the year ended December 31, 2006 and 20.7% in 2005. These amounts include $5.2 million of reinstatement premiums for the year ended December 31, 2005 compared to $0.5 million in 2006. The overall increase is primarily attributable to increases in property, marine, credit and bonds, and liability, offset by a decrease in motor business, accident and health and aviation. Gross premiums written from property business, which represents 60.8% of EuroAsia in 2006, increased by $15.0 million, or 4.6%, for the year ended December 31, 2006 driven by increases in the European and Middle East markets. The increase in marine business of $4.8 million, or 16.8%, and all other classes of business of $4.0 million, or 5.3%, is related to increases in new and renewal business throughout Europe. Offsetting these increases is a decrease in motor business of $3.4 million, or 3.8%, primarily related to European and Asia business and accident and health and aerospace business of $1.2 million and $1.8 million, respectively.

London Market. Gross premiums written in the London Market division for the year ended December 31, 2006 were $340.7 million, a decrease of $90.9 million, or 21.1%, as compared to $431.6 million for the year ended December 31, 2005. These amounts represent 14.6% of our gross premiums written for the year ended December 31, 2006 and 16.4% in 2005. These amounts include reinstatement premiums of $0.9 million and $33.2 million (all related to the London branch) for the years ended December 31, 2006 and 2005, respectively, which principally relate to Hurricanes Katrina, Rita and Wilma in 2005. Excluding reinstatement premiums in each period, gross premiums written would be $339.8 million and $398.4 million for the years ended December 31, 2006 and 2005, respectively, representing a decrease of $58.6 million, or 14.7%, over the period. Gross premiums written across each unit of the London Market division are as follows:

- London Branch — Gross premiums written of $138.2 million for the year ended December 31, 2006 decreased $51.1 million, or 27.0%, compared to $189.3 million for the year ended December 31, 2005. Excluding reinstatement premiums of $0.9 million in 2006 and $33.2 million in 2005, gross premiums written for the year ended December 31, 2006 were $137.3 million, a decrease of $18.8 million, or 12.0%, compared to $156.1 million for the year ended December 31, 2005. Excluding the effects of the reinstatement premium in both periods, property business decreased $12.8 million, or 21.1%, due to the non-renewal of certain proportional business. Casualty business decreased by $12.1 million, or 29.9%, in 2006 compared to 2005, primarily due to the non renewal of a large proportional directors and officers contract and a large motor quota share contract. These decreases were offset by an increase in marine and aerospace business of $6.1 million, or 11.0%, due to new business written in 2006.

- Newline — Gross premiums written of $202.5 million for the year ended December 31, 2006 decreased $39.8 million, or 16.4%, compared to $242.3 million for the year ended December 31, 2005. The decline in gross premiums written is primarily related to financial lines, in particular liability and professional indemnity, as well as the effects of currency movements during the year. This decrease reflects the more competitive market conditions where we are experiencing lower prices in certain classes or choosing to non-renew business that does not meet our underwriting criteria.

U.S. Insurance. Gross premiums written in the U.S. Insurance division for the year ended December 31, 2006 were $509.6 million, a decrease of $11.4 million, or 2.2%, as compared to $521.0 million for the year ended December 31, 2005. These amounts represent 21.8% of our gross premiums written for the year ended December 31, 2006 and 19.8% in 2005. Gross premiums written in our specialty insurance unit decreased by $13.6 million, or 3.7%, offset by an increase in medical malpractice business of $2.2 million, or 1.5%. Gross premiums written across each line of business is as follows:

- Professional liability gross premiums written increased $16.8 million, or 14.7%, to $131.0 million for the year ended December 31, 2006, from $114.2 million for the year ended December 31, 2005. This primarily resulted from expansion in the environmental specialists and architects and engineers classes of business.

- Medical malpractice gross premiums written were $152.8 million for the year ended December 31, 2006, an increase of $2.2 million, or 1.5%, from $150.6 million for the year ended December 31, 2005. Medical malpractice, our largest line of business in the U.S. Insurance division, represented 30.0% of gross premiums written in U.S. Insurance for the year ended December 31, 2006.

- Our personal auto business, which primarily includes non-standard auto business written in California and Florida, decreased $25.9 million, or 25.0%, to $77.7 million for the year ended December 31, 2006 from $103.6 million for the year ended December 31, 2005.

Ceded Premiums Written. Ceded premiums written for the year ended December 31, 2006 decreased by $150.5 million, or 46.3%, to $174.8 million (7.5% of gross premiums written) from $325.3 million (12.4% of gross premiums written) for the year ended December 31, 2005. These amounts include reinstatement premiums paid of $2.9 million and $65.7 million for the years ended December 31, 2006 and 2005, respectively. Excluding reinstatement premiums in each period, ceded premiums written were $171.9 million for the year ended December 31, 2006 a decrease of $87.7 million, or 33.8%, as compared to $259.6 million for the year ended December 31, 2005.

Excluding the effect of reinstatement premiums in both 2006 and 2005, ceded premiums written decreased in all divisions. Decreases in the Americas division of $16.2 million, EuroAsia division of $10.5 million and London Market division of $11.4 million is the result of a decrease in retrocessional business purchased in 2006. The decrease in the U.S. Insurance division of $49.6 million is due to this division increasing its retentions on all classes of business and purchasing more excess of loss reinsurance compared to quota share reinsurance.

Net Premiums Written. Net premiums written for the year ended December 31, 2006 decreased by $140.8 million, or 6.1%, to $2,160.9 million from $2,301.7 million for the year ended December 31, 2005. Net premiums written represent gross premiums written less ceded premiums written. Net premiums written decreased over 2005 at a lower rate than gross premiums written, reflecting the significant decrease in ceded premiums written in the period. Included in net premiums written are $2.5 million and $4.7 million of net reinstatement premiums received for the years ended December 31, 2006 and 2005, respectively, related to catastrophes. Excluding reinstatement premiums, net premiums written decreased by $138.6 million, or 6.0%, for the year ended December 31, 2006 over 2005.

Net Premiums Earned. Net premiums earned for the year ended December 31, 2006 decreased by $51.0 million, or 2.2%, to $2,225.8 million, from $2,276.8 million for the year ended December 31, 2005. Net premiums earned decreased in the Americas division by $76.1 million, or 7.2%, and in the London Market division by $52.6 million, or 13.6%, offset by increases in the EuroAsia division of $15.2 million, or 2.9%, and in the U.S. Insurance division of $62.5 million, or 19.3%. Included in net premiums earned are $2.5 million and $4.7 million of net reinstatement premiums received for the years ended December 31, 2006 and 2005, respectively, related to catastrophes. Excluding reinstatement premiums, net premiums earned decreased by $48.8 million, or 2.1%, for the year ended December 31, 2006 over 2005.

Included in net premiums earned are premiums ceded to our Whole Account and Facultative Excess of Loss Agreements. For the year ended December 31, 2006, this represented $1.7 million, a reduction of $12.2 million, or 87.8%, compared to $13.9 million for the year ended December 31, 2005.

Losses and Loss Adjustment Expenses. Net losses and LAE decreased $577.4 million, or 28.0%, to $1,484.2 million for the year ended December 31, 2006, from $2,061.6 million for the year ended December 31, 2005 as follows (in millions):

	Year Ended December 31,		Change	
	2006	2005	-$	%
Gross losses and LAE incurred	$1,631.4	$2,524.1	$(892.7)	(35.4)%
Less: ceded losses and LAE incurred	147.2	462.5	(315.3)	(68.2)
Net losses and LAE incurred	$1,484.2	$2,061.6	$(577.4)	(28.0)%

The decrease in net losses and LAE incurred was principally related to a decline in current year catastrophe events of $503.0 million, and a decrease in prior period losses of $32.8 million, to $139.9 million for the year ended December 31, 2006 from $172.7 million for the year ended December 31, 2005. Losses and LAE for the year ended December 31, 2006 included prior period losses of $139.9 million, which reflected $42.6 million for prior year catastrophe events, principally due to an increase in loss estimates on marine business for Hurricane Rita and the triggering of industry loss warranty contracts written by us for Hurricane Wilma due to unexpected deterioration in industry-wide Wilma loss estimates as well as unexpected loss emergence on Florida proportional property accounts in the period. The remaining amount of prior period losses of $97.3 million in 2006 was predominantly attributable to increased loss estimates on non-catastrophe business in the Americas division of $169.7 million, which included $27.1 million for increased asbestos loss estimates, principally attributable to the annual review of this exposure, with the remainder principally due to loss emergence greater than expectations in the period on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations in the period on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions. For the year ended December 31, 2005, current year catastrophe events of $537.9 million included $445.9 million related to Hurricanes Katrina, Rita, and Wilma, and $25.6 million related to Windstorm Erwin. Losses and LAE incurred during the year ended December 31, 2005 included prior period losses of $172.7 million, which included $15.0 million for prior year catastrophe events, principally due to an increase in loss estimates on the 2004 Florida Hurricanes, Typhoon Songda, and the Indonesian earthquake and resulting tsunami. The remaining amount of prior period losses of $157.7 million in 2005 was predominantly attributable to increased loss estimates on non-catastrophe business in the Americas division of $207.3 million, which included $41.2 million for increased asbestos loss estimates, principally attributable to the annual review of this exposure, with the remainder principally due to loss emergence greater than expectations in the period on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations in the period on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions.

Ceded losses and LAE incurred for the year ended December 31, 2006 decreased by $315.3 million, or 68.2%, to $147.2 million, from $462.5 million for the year ended December 31, 2005. This decrease was principally attributable to a decrease of $281.6 million in property catastrophe cessions, due to a decline in current year catastrophe events, and a $46.8 million decrease in ceded losses related to our U.S. Insurance operations, to $55.6 million for the year ended December 31, 2006 from $102.4 million for the year ended December 31, 2005, due to increased retentions. Cessions to the Whole Account Excess of Loss Agreements for the years ended December 31, 2006 and 2005 were $9.7 million and $16.5 million, respectively. As of December 31, 2006, the aggregate limits on the Whole Account Excess of Loss Agreements have been fully utilized.

The loss and LAE ratio for the years ended December 31, 2006 and 2005 and the percentage point change for each of our divisions and in total are as follows:

Division	Year Ended December 31, 2006	2005	Percentage Point Change
Americas	78.5%	112.8%	(34.3)
EuroAsia	60.3	63.2	(2.9)
London Market	54.7	90.3	(35.6)
U.S. Insurance	55.8	62.0	(6.2)
Total losses and LAE ratio	66.7%	90.5%	(23.8)

The following tables reflect total losses and LAE as reported for each division and include the impact of catastrophe losses and prior period reserve development, expressed as a percentage of net premiums earned ("NPE"), for the years ended December 31, 2006 and 2005 (in millions):

Year Ended December 31, 2006

	Americas		EuroAsia		London Market		U.S. Insurance		Total	
	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE
Total losses and LAE	$ 765.8	78.5%	$320.4	60.3%	$182.5	54.7%	$215.5	55.8%	$1,484.2	66.7%
Catastrophe Losses:										
2006 Events	12.7	1.3	19.4	3.7	2.8	0.8	—	—	34.9	1.6
Prior Period Events										
Hurricanes Katrina, Rita and Wilma — 2005	35.8	3.7	0.2	—	12.2	3.7	1.2	0.3	49.4	2.2
All other prior period events	7.2	0.7	(4.2)	(0.8)	(8.6)	(2.6)	(1.2)	(0.3)	(6.8)	(0.3)
Total catastrophe losses	55.7	5.7	15.4	2.9	6.4	1.9	—	—	77.5	3.5
Prior period loss development including prior period catastrophe losses	$ 212.7	21.8%	$ (9.0)	(1.7)%	$(24.8)	(7.4)%	$(39.0)	(10.1)%	$ 139.9	6.3%

Year Ended December 31, 2005

	Americas		EuroAsia		London Market		U.S. Insurance		Total	
	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE	$	% of NPE
Total losses and LAE	$1,186.2	112.8%	$326.0	63.2%	$348.8	90.3%	$200.6	62.0%	$2,061.6	90.5%
Catastrophe Losses:										
2005 Events										
Windstorm Erwin	—	—	23.1	4.5	2.5	0.6	—	—	25.6	1.1
India floods	—	—	11.5	2.2	—	—	—	—	11.5	0.5
Hurricanes Katrina, Rita and Wilma	313.1	29.8	0.5	0.1	131.9	34.2	0.4	0.1	445.9	19.6
Other 2005 events	35.2	3.3	14.2	2.8	5.5	1.4	—	—	54.9	2.5
Prior Period Events										
2004 Florida hurricanes	2.8	0.3	—	—	0.6	0.2	—	—	3.4	0.1
All other prior period events	3.1	0.3	7.4	1.4	1.1	0.3	—	—	11.6	0.5
Total catastrophe losses	354.2	33.7	56.7	11.0	141.6	36.7	0.4	0.1	552.9	24.3
Prior period loss development including prior period catastrophe losses	$ 213.2	20.3%	$ (8.7)	(1.7)%	$(22.8)	(5.9)%	$ (9.0)	(2.8)%	$ 172.7	7.6%

Americas Division — Losses and LAE decreased $420.4 million, or 35.4%, to $765.8 million for the year ended December 31, 2006, from $1,186.2 million for the year ended December 31, 2005. This resulted in a loss and LAE ratio of 78.5% for the year ended December 31, 2006, compared to 112.8% for the year ended December 31, 2005. The decrease in losses and LAE was principally due to a decrease in current year catastrophes of $335.6 million and a decline in net earned premium of $76.1 million, or 7.2%. Losses and LAE for the year ended December 31, 2006 included an increase in prior period losses of $212.7 million, which reflected $43.0 million from prior period catastrophe losses, principally Hurricanes Rita and Wilma. In addition, asbestos loss estimates were increased by $27.1 million, principally attributable to the annual review of this exposure. The remaining net increase in prior period losses of $142.6 million was principally attributable to loss emergence greater than expectations in the period on U.S. casualty business. Losses and LAE for the year ended December 31, 2005 included an increase in prior period losses of $213.2 million, which reflected $5.9 million on prior period catastrophes, principally due to loss emergence greater than expected in the period on the 2004 Florida Hurricanes, and $41.2 million for increased asbestos loss estimates, principally attributable to the annual review of this exposure. The remaining increase in prior period losses of $166.1 million is principally attributable to loss emergence greater than expectations in the period on U.S. casualty business.

EuroAsia Division — Losses and LAE decreased $5.6 million, or 1.7%, to $320.4 million for the year ended December 31, 2006, from $326.0 million for the year ended December 31, 2005. This resulted in a loss and LAE ratio of 60.3% for the year ended December 31, 2006, compared to 63.2% for the year ended December 31, 2005. This decrease was principally due to a reduction in current year catastrophe losses of $29.9 million, partially offset by an increase in net premiums earned of $15.2 million, or 2.9%. Losses and LAE for the year ended December 31, 2006 included a benefit of $9.0 million attributable to prior years, principally due to favorable emergence on property catastrophe, marine and credit lines of business in the period. Losses and LAE for the year ended December 31, 2005 included a decrease in prior period losses of $8.7 million, principally related to favorable emergence on liability and bond exposures in the period, partially offset by an increase in prior period catastrophes of $7.4 million predominantly attributable to Typhoon Songda and the Indonesian earthquake and resulting tsunami.

London Market Division — Losses and LAE decreased $166.3 million, or 47.7%, to $182.5 million for the year ended December 31, 2006, from $348.8 million for the year ended December 31, 2005. This resulted in a loss and LAE ratio of 54.7% for the year ended December 31, 2006, compared to 90.3% for the year ended December 31, 2005. The decrease in losses and LAE was principally related to a decrease in current year catastrophes of $137.1 million and a decline in net premiums earned of $52.6 million, or 13.6%. Losses and LAE for the year ended December 31, 2006 included a benefit of $24.8 million attributable to prior years, principally due to favorable emergence on satellite, accident and health, non-catastrophe property, and aviation exposures in the period, and included $3.6 million of prior period catastrophe losses, principally Hurricane Rita. Losses and LAE for the year ended December 31, 2005 included a benefit of $22.8 million, principally due to favorable emergence on aviation, satellite and non-catastrophe property business in the period, and included $1.7 million of prior period catastrophe losses.

U.S. Insurance Division — Losses and LAE increased $14.9 million, or 7.4%, to $215.5 million for the year ended December 31, 2006, from $200.6 million for the year ended December 31, 2005. This resulted in a loss and LAE ratio of 55.8% for the year ended December 31, 2006, compared to 62.0% for the year ended December 31, 2005. The increase in losses and LAE was related to a 19.3% increase in net premiums earned and was partially offset by a decrease of $39.0 million on losses and LAE attributable to prior years, principally due to favorable loss emergence on medical malpractice business in the period. For the year ended December 31, 2005, losses and LAE related to prior years decreased by $9.0 million, principally due to loss emergence less than expectations in the period on medical malpractice and general liability business.

Acquisition Costs. Acquisition costs for the year ended December 31, 2006 were $464.1 million, a decrease of $6.1 million or 1.3%, compared to $470.2 million for the year ended December 31, 2005. The resulting acquisition expense ratio, expressed as a percentage of net premiums earned, was 20.9% for the year ended December 31, 2006, compared to 20.6% for the year ended December 31, 2005, an increase of 0.3 points. The London Market and U.S. Insurance divisions' acquisition ratio increased by 2.1 points and 1.5 points, respectively, due to the change in composition of the mix of business written and increased retentions, while the Americas and EuroAsia divisions had a slight decrease of 0.6 points and 0.1 points, respectively.

Acquisition costs are reduced by ceding commissions related to our Whole Account and Facultative Excess of Loss Agreements, of $1.5 million and $5.3 million for the years ended December 31, 2006 and 2005, respectively. The decrease of $3.8 million in 2006 over 2005 was attributable to reduced premiums ceded to these agreements during 2006. Ceding commissions due under certain of our Whole Account Excess of Loss Agreements are deferred and will be received by us in future periods. Ceding commissions have therefore been recorded at their present value, with the discount amortized over the expected collection period. For years ended December 31, 2006 and 2005, the discount recorded on ceding commissions is $1.8 million and $0.8 million, respectively, which is net of the amortization of the discount recorded in prior periods.

Other Underwriting Expenses. Other underwriting expenses for the year ended December 31, 2006 were $153.5 million, compared to $146.0 million for the year ended December 31, 2005. The other underwriting expense ratio, expressed as a percentage of net premiums earned, was 6.9% for the year ended December 31, 2006, compared to 6.4% for the year ended December 31, 2005. Other underwriting expenses increased while net premiums earned decreased, resulting in a higher other underwriting expense ratio in 2006 as compared to 2005. This increase in other underwriting expenses is attributable to an increase in personnel related costs and benefits, particularly in our Americas division.

The following table reflects the acquisition and other underwriting expenses, expressed as a percentage of net premiums earned, for the years ended December 31, 2006 and 2005 for each of our divisions:

Division	Year Ended December 31, 2006	Year Ended December 31, 2005	Percentage Point Change
Americas	30.8%	30.7%	0.1
EuroAsia	25.3	26.5	(1.2)
London Market	25.8	22.5	3.3
U.S. Insurance	25.3	21.7	3.6
Total acquisition costs and other underwriting expense ratio	27.7%	27.1%	0.6

The GAAP combined ratio is the sum of losses and LAE as a percentage of net premiums earned, plus underwriting expenses, which include acquisition costs and other underwriting expenses, as a percentage of net premiums earned. The combined ratio reflects only underwriting results, and does not include investment results. Underwriting profitability is subject to significant fluctuations due to catastrophic events, competition, economic and social conditions, foreign currency fluctuations and other factors. Our combined ratio was 94.4% for the year ended December 31, 2006, compared to 117.6% for the year ended December 31, 2005. The following table reflects the combined ratio for the years ended December 31, 2006 and 2005 for each of our divisions:

Division	Year Ended December 31, 2006	Year Ended December 31, 2005	Percentage Point Change
Americas	109.3%	143.5%	(34.2)
EuroAsia	85.6	89.7	(4.1)
London Market	80.5	112.8	(32.3)
U.S. Insurance	81.1	83.7	(2.6)
Total combined ratio	94.4%	117.6%	(23.2)

Investment Results

Net Investment Income. Net investment income for the year ended December 31, 2006 increased by $267.0 million, or 121.3%, to $487.1 million, from $220.1 million for the year ended December 31, 2005. Net investment income is comprised of gross investment income of $517.4 million less investment expenses of $30.3 million for the year ended December 31, 2006, compared to gross investment income of $247.8 million less investment expenses of $27.7 million for the year ended December 31, 2005. Higher net investment income for the year ended December 31, 2006 is primarily attributable to the following:

- an increase of $970.7 million or 17.5% in average invested assets for the year ended December 31, 2006 over 2005, and higher short term rates over the period. Investment income from cash and short-term investments was $122.5 million for the year ended December 31, 2006, an increase of $68.0 million, or 124.6%, over 2005.
- an increase of $135.7 million for the year ended December 31, 2006 over 2005 related to HWIC Asia, an investment vehicle which is included in common stock, at equity. Net investment income on equity securities includes, in accordance with the equity method of accounting, realized investment gains attributable to our equity investment in HWIC Asia. During 2006, we fully redeemed our interest in HWIC Asia. Our equity in the net income of HWIC Asia Fund is comprised of the following items (in millions):

	Year Ended December 31,	
	2006	2005
Equity in net investment income of HWIC Asia	$ 1.1	$ 5.1
Equity in net realized capital investment of HWIC Asia	167.6	27.9
Equity in net income of HWIC Asia, before taxes	$168.7	$33.0

- an increase of $16.5 million for the year ended December 31, 2006 over 2005 in net income due to equity accounting of Advent Capital (Holdings) PLC, a Lloyd's syndicate which is included in common stock, at equity. This resulted in net income of $1.1 million for the year ended December 31, 2006 compared to a net loss of $15.4 million in 2005, primarily reflecting catastrophe losses from Hurricanes Katrina, Rita and Wilma during 2005.
- an increase of $28.7 million for the year ended December 31, 2006 over 2005 in net investment income on other invested assets, which primarily reflects interest income attributable to our total return swaps on equity indexes and includes income from hedge funds and private equity investments of $29.3 million and $15.6 million for the years ended December 31, 2006 and December 31, 2005, respectively.

Our total effective annualized yield on average invested assets, net of expense but before the impact of interest expense from funds held balances and the positive impact of realized gains attributable to HWIC Asia, was 5.0% and 3.8% for the years ended December 31, 2006 and 2005, respectively. Also excluding the negative impact of the 2005 losses attributable to Advent, our total effective annualized yield, net of expenses but before the impact of interest expense from funds held balances, was 5.0% and 4.1% for the years ended December 31, 2006 and 2005, respectively.

Interest expense on funds held, which is included in investment expenses, and primarily relates to our Whole Account and Facultative Excess of Loss Agreements, was $8.7 million for the year ended December 31, 2006, representing a decrease of $10.0 million, or 53.5%, from $18.7 million for the year ended December 31, 2005. The lower amount of interest expense was due to reduced amounts ceded to the treaties in 2006 and 2005 and the commutation of several of these agreements during 2006, which resulted in lower interest expense associated with ceded amounts during the period.

Net Realized Investment Gains. Net realized investment gains of $189.1 million for the year ended December 31, 2006 increased by $129.2 million from $59.9 million for the year ended December 31, 2005. The increase in net realized investment gains is principally due to higher gains from equity securities and other investments, which were offset by lower gains from fixed income securities and higher losses from derivative securities. The total net realized investment gains for the year ended December 31, 2006 of $175.4 million on equity securities, primarily reflect a net gain of $75.1 million related to the redemption of shares of HWIC Asia and the sale of unrelated equity securities. Net realized investment gains from equity securities also include realized losses of $17.1 million related to the other-than-temporary impairment of a security. Net realized investment gains from other investments were $86.5 million for the year ended December 31, 2006, representing a positive change of $134.5 million over 2005, primarily reflecting realized foreign exchange rate gains on short term securities.

Net realized investment gains from fixed income securities of $30.4 million for the year ended December 31, 2006 decreased by $51.6 million over 2005. Realized investment gains include mark-to-market movements on derivative securities, including credit default swaps and total return swaps on equity indexes. The net investment loss on derivative securities of $103.1 million for the year ended December 31, 2006 increased by $64.3 million over 2005.

During the year ended December 31, 2006, net realized investment gains were reduced by other-than-temporary impairment losses in the amount of $28.1 million, with $11.0 million relating to fixed income securities and other invested assets and $17.1 million relating to equity securities. Other-than-temporary impairments reflect situations where the fair value was below the cost of the securities and the ability of the security to recover its value could not be reasonably determined. Other-than-temporary impairments related to fixed income securities include $7.5 million for security which has no quoted price, to reflect the deterioration in the underlying financial position of the security. During the year ended December 31, 2005, net realized investment gains were reduced by other-than-temporary impairment losses in the amount of $54.9 million, with $37.3 million relating to fixed income securities and other invested assets and $17.6 million relating to equity securities. Other-than-temporary impairments related to fixed income securities include $19.4 million for securities which have no quoted prices, to reflect a deterioration in the underlying financial position of the securities.

Other Results, Principally Holding Company and Income Taxes

Other Expenses, Net. Other expenses, net, for the year ended December 31, 2006, were $21.1 million, compared to $27.0 million for the year ended December 31, 2005. Other expenses are primarily comprised of operating expenses of our holding company and includes audit related fees, Sarbanes-Oxley compliance consulting fees, corporate-related legal fees, consulting fees, and compensation expense, including the amortization of restricted share grants. The decrease of $5.9 million for the year ended December 31, 2006 over 2005 is primarily comprised of: (i) a decrease of $5.7 million related to consulting fees in implementing procedures and documentation for Sarbanes-Oxley, (ii) a decrease of $1.0 million related to the renewal of the employment contract of our Chief Executive Officer, which is reflected in 2005, offset by, (iii) an increase of $1.4 million as a result of higher amortization expense of restricted stock.

Interest Expense. We incurred interest expense, related to our debt obligations, of $37.5 million and $30.0 million for the years ended December 31, 2006 and 2005, respectively. The higher amount of interest expense primarily reflects our $100.0 million senior notes offering completed in February 2006.

Federal and Foreign Income Tax Benefit/Provision. As a result of our pre-tax income for the year ended December 31, 2006, compared to a pre-tax loss for 2005, our federal and foreign income tax provision for the year ended December 31, 2006 increased by $297.4 million, to a provision of $231.3 million, compared to a benefit of $66.1 million for the year ended December 31, 2005. Included in the income tax provision for the year ended December 31, 2006 is a one-time tax benefit of $16.5 million, which is attributable to the settlement of tax issues related to the acquisition of Clearwater in 1996. Our effective tax rates were 31.3% and 36.4% for the years ended December 31, 2006 and 2005, respectively.

Preferred Dividends. We recorded preferred dividends related to our Series A and Series B non-cumulative perpetual preferred shares of $8.3 million and $1.9 million for the years ended December 31, 2006 and 2005, respectively. The increase is due to the payment of a full year of preferred dividends in 2006, as opposed to two and a half months in 2005, as the preferred shares were first issued in October 2005.

Liquidity and Capital Resources

Our shareholders' equity increased by $571.1 million, or 27.4%, to $2,654.7 million as of December 31, 2007, from $2,083.6 million as of December 31, 2006. The net increase as of December 31, 2007 compared to December 31, 2006 was attributable to net income of $595.6 million, an increase to accumulated other comprehensive income of $59.7 million, an increase of $25.8 million related to the conversion of our Convertible Debt into shares of our common stock, and an increase of $10.6 million related to other items. These increases were offset by a decrease resulting from common and preferred dividends of $26.1 million and a decrease of $94.5 million related to the repurchase of our common stock. Our book value per common share was $36.78 as of December 31, 2007, representing an increase of $8.86 from the book value per common share of $27.92 as of December 31, 2006 and an increase of $3.87 from the book value per common share of $32.91 as of September 30, 2007.

The following table reconciles total shareholders' equity, a GAAP financial measure, to common shareholders' equity, a non-GAAP financial measure, as used in the book value per common share calculation. We believe this presentation may be useful to investors who utilize common shareholders' equity in their return on equity calculation.

	December 31	
	2007	2006
	(In millions, except per share and share amounts)	
Total shareholders' equity	$ 2,654.7	$ 2,083.6
Less: equity related to preferred stock	97.5	97.5
Total common shareholders' equity	$ 2,557.2	$ 1,986.1
Common shares outstanding	69,521,494	71,140,948
Book value per common share	$ 36.78	$ 27.92

Holding company cash and cash equivalents equaled $44.3 million as of December 31, 2007, as compared to $58.8 million as of December 31, 2006, with the lower amount primarily due to increased tax payments and the implementation of our share repurchase program. As a holding company, our assets are principally comprised of the shares of Odyssey America, and our principal sources of funds are cash dividends and other permitted payments from our operating subsidiaries, primarily Odyssey America. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends on our common or preferred shares or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. During 2008, Odyssey America can pay dividends to the holding company of $292.3 million without prior regulatory approval. Odyssey America paid dividends of $155.0 million to the holding company during 2007.

Odyssey America's liquidity requirements are principally met by cash flows from operating activities, which principally result from collections of premiums, reinsurance recoverables and investment income, net of paid losses, acquisition costs and underwriting and investment expenses. We seek to maintain sufficient liquidity to satisfy the timing of projected claim payments and operating expenses. The estimate, timing and ultimate amount of actual claim payments is inherently uncertain and will vary based on many factors including the frequency and severity of losses across various lines of business. Claim payments can accelerate due to a variety of factors, including losses stemming from catastrophic events, which are typically paid out in a short period of time, legal settlements or emerging claim issues. We estimate claim payments, net of associated reinsurance recoveries, of approximately $1.1 billion during 2008. The timing and certainty of associated reinsurance collections which may be due to us can add uncertainty to our liquidity position to the extent amounts are not received on a timely basis. As of December 31, 2007 our operating subsidiaries maintained cash and cash equivalents of $876.2 million, which is readily available for expected claim payments. In addition, our liquidity is enhanced through the collection of premiums on new business written through the year. We believe our cash resources, together with readily marketable securities, are sufficient to satisfy expected payment obligations, including any unexpected acceleration in claim payments or timing differences in collecting reinsurance recoverables. During 2005, we contributed $185.0 million to Odyssey America. Effective December 31, 2005, we received approval from the Connecticut Insurance Commissioner to make a $200.0 million capital contribution to Odyssey America, to be completed prior to February 28, 2006. In February 2006, we completed the $200.0 million capital contribution to Odyssey America.

Although the obligations of our reinsurers to make payments to us are based on specific contract provisions, these amounts only become recoverable when we make a payment of the associated loss amount, which may be several years, or in some cases decades, after the actual loss occurred. Reinsurance recoverables on unpaid losses, which represent 88.6% of our total reinsurance recoverables as of December 31, 2007, will not be due for collection until some time in the future, and over this period of time, economic conditions and the operational performance of a particular reinsurer may negatively impact its ability to meet its future obligations to us. We manage our exposure by entering into reinsurance transactions with companies that have a strong capital position and a favorable long term financial profile.

Our total reinsurance recoverable on paid losses as of December 31, 2007, net of the reserve for uncollectible paid and unpaid reinsurance, which is established based on an evaluation of each reinsurer or retrocessionaire and historical experience, is $83.1 million. The top ten reinsurers measured on total reinsurance recoverables represent $46.2 million, or 55.6% of the total paid loss recoverable, of which $13.0 million is collateralized and the remaining $33.2 million is placed with highly rated companies. The remaining $36.9 million recoverable on paid losses is placed with numerous companies, and no single company has a balance greater than $4.1 million net of the reserve on uncollectible reinsurance.

Approximately $51.0 million of our total reinsurance paid recoverable is current billings, and $32.1 million is over 120 days past due. The change in the economic conditions of any of our retrocessionaires may impact their ability to meet their obligations and negatively impact our liquidity.

Cash provided by operations was $188.7 million for the year ended December 31, 2007, compared to $752.3 million for the year ended December 31, 2006. The decrease in cash flow from operations is primarily attributable to lower premium volume, a decline in reinsurance recoveries and an increase in taxes paid.

Total investments and cash amounted to $7.8 billion as of December 31, 2007, an increase of $0.7 billion compared to December 31, 2006. Our average invested assets were $7.4 billion for the year ended December 31, 2007, as compared to $6.5 billion for the year ended December 31, 2006. It is anticipated that our cash and cash equivalents will continue to be reinvested on a basis consistent with our long-term, value oriented investment philosophy. Cash, cash equivalents and short-term investments, excluding cash and cash equivalents held as collateral, of $1.4 billion and $2.2 billion as of December 31, 2007 and 2006, respectively, represented 18.5% and 32.6%, respectively, of our total investments and cash, excluding cash and cash equivalents held as collateral. During 2007, we redeployed a portion of our cash into intermediate-term government fixed income securities. Total fixed income securities were $4.6 billion as of December 31, 2007, an increase from $3.5 billion as of December 31, 2006. 92.5% of the fixed income securities portfolio is rated "AAA" as measured by Standard and Poor's. The duration of our investment portfolio, including cash and cash equivalents, was 5.1 years, which exceeds the duration of our liabilities. We believe this difference is mitigated by the significant amount of cash and cash equivalents maintained within our portfolio.

Total investments and cash exclude amounts receivable for securities sold and amounts payable for securities purchased, representing the timing between the trade date and settlement date of securities sold and purchased. As of December 31, 2007 and 2006, we had a receivable for securities sold of $23.6 million and $21.3 million, respectively, which is included in other assets, and a payable for securities purchased of $27.1 million and $13.0 million, respectively, which is included in other liabilities.

On November 28, 2006, we completed the private sale of $40.0 million aggregate principal amount of floating rate senior debentures, Series C (the "Series C Notes"), due on December 15, 2021. Interest on the Series C Notes accrues at a rate per annum equal to the three-month London Interbank Offer Rate ("LIBOR"), reset quarterly, plus 2.50%, and is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year starting on March 15, 2007. We have the option to redeem the Series C Notes at par, plus accrued and unpaid interest, in whole or in part on any interest payment date on or after December 15, 2011. For the years ended December 31, 2007 and 2006, the average annual interest rate on the Series C Notes was 7.93% and 7.87%, respectively.

On February 22, 2006, we issued $100.0 million aggregate principal amount of floating rate senior debentures, pursuant to a private placement. The net proceeds from the offering, after fees and expenses, were $99.3 million. The debentures were sold in two tranches, $50.0 million of series A due March 15, 2021 (the "Series A Notes"), and $50.0 million of series B due March 15, 2016 (the "Series B Notes"). Interest on each series of debentures is due quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. The interest rate on each series of debentures is equal to the three-month LIBOR, reset quarterly, plus 2.20%. The Series A Notes are callable by us in 2011 at their par value, plus accrued and unpaid interest, and the Series B Notes are callable by us in 2009 at their par value, plus accrued and unpaid interest. For the year ended December 31, 2007, the average annual interest rate on each series of notes was 7.62%, compared to an average annual interest rate of 7.40% for the year ended December 31, 2006.

During the second quarter of 2005, we issued $125.0 million aggregate principal amount of senior notes due May 1, 2015. The issue was sold at a discount of $0.8 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 6.875% per annum which is due semi-annually on May 1 and November 1.

During the fourth quarter of 2003, we issued $225.0 million aggregate principal amount of senior notes due November 1, 2013. The issue was sold at a discount of $0.4 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 7.65% per annum, which is due semi-annually on May 1 and November 1.

In June 2002, we issued $110.0 million aggregate principal amount of convertible senior debentures due 2022 (the "Convertible Notes"). In accordance with the indenture under which the Convertible Notes were issued, the Convertible Notes became convertible, at the option of the holders, on August 14, 2006. As of March 31, 2007, 1.9 million shares of our common stock were issued to the Convertible Notes holders who elected to convert their Convertible Notes, resulting in a decrease to Convertible Notes and a corresponding increase to shareholders' equity of $40.1 million. In March 2007, we announced that we had called for the redemption of the remaining $22.5 million principal value of our outstanding Convertible Notes. At the close of business on April 30, 2007, all holders of the Convertible Notes had exercised their rights of conversion with respect to the Convertible Notes. Accordingly, on May 1, 2007, we issued 1,056,107 shares of our common stock related to the final conversion of $22.5 million principal value of the Convertible Notes, and no Convertible Notes remained outstanding as of such date.

On July 13, 2007, we entered into a $200.0 million credit facility (the "Credit Agreement") with Wachovia Bank National Association ("Wachovia"), KeyBank National Association and a syndicate of lenders. The Credit Agreement provides for a five-year credit facility of $200.0 million, $100.0 million of which is available for direct, unsecured borrowings by us, and all of which is available for the issuance of secured letters of credit. The Credit Agreement contains an option that permits us to request an increase in the aggregate amount of the facility by an amount up to $100.0 million, to a maximum facility size of $300.0 million. Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. The Credit Agreement is for working capital and other corporate purposes, including the issuance of letters of credit to support our insurance and reinsurance business. The Credit Agreement replaced our three-year, $150.0 million credit facility entered into as of September 23, 2005, which has been terminated, and the obligations thereunder have been satisfied.

As of December 31, 2007, there was $56.5 million outstanding under the Credit Agreement, all of which was in support of letters of credit. Loans under the Credit Agreement bear interest at a fluctuating rate per annum equal to the higher of (a) the federal funds rate plus 0.5%, and (b) Wachovia's publicly announced prime rate. Alternatively, at our option, loans bear interest at the LIBOR, which is the offered rate that appears on the page of the Telerate screen that displays an average British Bankers Association Interest Settlement Rate for deposits in dollars, plus 0.55%, which additional percentage may be adjusted if our debt rating changes.

Please see Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K for complete disclosure of our debt obligations, common shares and preferred shares.

We participate in Lloyd's through our 100% ownership of Newline Syndicate 1218 ("Syndicate 1218"), through which we provide 100% of the capacity for Syndicate 1218. The results of Syndicate 1218 are consolidated in our consolidated financial statements. In support of Syndicate 1218's capacity at Lloyd's, Odyssey America has pledged U.S. Treasury Notes and cash, with a fair value of $204.1 million as of December 31, 2007, in a deposit trust account in favor of the Society and Council of Lloyd's. These securities may be substituted with other securities at our discretion, subject to approval by Lloyd's. The securities are carried at fair value and are included in investments and cash in our consolidated balance sheets. Interest earned on the securities is included in investment income. The pledge of assets in support of Syndicate 1218 provides us with the ability to participate in writing business through Lloyd's, which remains an important part of our business. The pledged assets effectively secure the contingent obligations of Syndicate 1218 should it not meet its obligations. Odyssey America's contingent liability to the

Society and Council of Lloyd's is limited to the aggregate amount of the pledged assets. We have the ability to remove funds at Lloyd's annually, subject to certain minimum amounts required to support its outstanding liabilities as determined under risk-based capital models and approved by Lloyd's. The funds used to support outstanding liabilities are adjusted annually and our obligation to support these liabilities will continue until they are settled or the liabilities are reinsured by a third party approved by Lloyd's. We expect to continue to actively operate Syndicate 1218 and support its requirements at Lloyd's. We believe that Syndicate 1218 maintains sufficient liquidity and financial resources to support its ultimate liabilities and we do not anticipate that the pledged assets will be utilized.

During the second quarter of 2004, Odyssey America pledged U.S. Treasury Notes with a par value of $162.0 million ("the pledged assets"), or approximately £110.0 million equivalent, to the Society and Council of Lloyd's on behalf of Advent Capital (Holdings) PLC ("Advent") to support Advent's underwriting activities for the 2001 to 2005 underwriting years of account. Advent is 44.5% owned by Fairfax and its affiliates, which includes 8.1% held by us. nSpire Re had previously pledged assets at Lloyd's on behalf of Advent pursuant to a November 2000 agreement with Advent. Advent is responsible for the payment of any losses to support its underwriting activities and the capital resources of Advent, including its funds deposited at Lloyd's, are first available to support any losses prior to a draw down of Odyssey America's pledged assets. In consideration of Odyssey America pledging the assets, nSpire Re agreed to pay Odyssey America a fee equal to 2.0% per annum of the pledged assets, which we considered to be representative of commercial market terms. The pledged assets continue to be owned by Odyssey America, and Odyssey America receives any investment income thereon. The securities are carried at fair value and are included in investments and cash in our consolidated balance sheets. Interest earned on the securities is included in investment income. As additional consideration for, and further protection of, the pledged assets, nSpire Re has provided Odyssey America with indemnification in the event of a draw down on the pledged assets. Odyssey America retains the right to withdraw the pledged assets at any time upon 180 days advance written notice to nSpire Re. nSpire Re retains the obligation to pledge assets on behalf of Advent. In any event, the placement of funds at Lloyd's will automatically terminate effective no later than December 31, 2008 and any remaining pledged assets will revert to Odyssey America at that time. The pledge of assets is not considered material to our liquidity and capital resources. In January 2006, September 2006 and June 2007, Odyssey America received assets with par values of $48.6 million, $10.7 million and $14.6 million, respectively, in each case representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of such amount in new funds at Lloyd's. Following these returns of assets, and as of December 31, 2007, Odyssey America continues to have a par value of $88.0 million, or approximately £44.2 million equivalent, pledged to Lloyd's in support of Advent and will continue to receive a fee for these pledged assets. The fair value of the pledged assets is $112.6 million, or approximately £56.6 million equivalent. We believe that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business.

On November 27, 2007, our Board of Directors declared a quarterly cash dividend of $0.0625 per common share to be paid on December 28, 2007 to all common shareholders of record as of December 14, 2007. During each of the four quarters of 2007, our Board of Directors declared quarterly cash dividends of $0.0625 per common share, resulting in an aggregate dividend of $17.8 million.

On November 27, 2007, the Board of Directors declared quarterly dividends of $0.5078125 per share on our 8.125% Series A preferred shares and $0.526875 per share on our floating rate Series B preferred shares. The total dividends of $2.1 million were paid on January 20, 2008 to Series A and Series B preferred shareholders of record on December 31, 2007.

Financial Strength and Credit Ratings

The Company and its subsidiaries are assigned financial strength (insurance) and credit ratings from internationally recognized rating agencies, which include A.M. Best Company, Inc., Standard & Poor's Insurance Rating Services and Moody's Investors Service. Financial strength ratings represent the opinions of the rating agencies of the financial strength of a company and its capacity to meet the obligations of insurance and reinsurance contracts. The rating agencies consider many factors in determining the financial strength rating of an insurance or reinsurance company, including the relative level of statutory surplus necessary to support the business operations of the company.

These ratings are used by insurers, reinsurers and intermediaries as an important means of assessing the financial strength and quality of reinsurers. A reduction in our financial strength ratings could limit or prevent us from writing new reinsurance or insurance business. The financial strength ratings of our principal operating subsidiaries are: A.M. Best: "A" (Excellent); Standard & Poor's: "A−" (Strong); and Moody's: "A3" (Good). These ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors, nor are they recommendations to buy, sell or hold securities.

Our senior unsecured debt is currently rated "BBB-" by Standard & Poor's, "Baa3" by Moody's and "bbb" by A.M. Best. Our Series A and Series B preferred shares are currently rated "BB" by Standard & Poor's, "Ba2" by Moody's and "bb+" by A.M. Best. "See Part I, Item 1 — Business-Ratings" for further detail regarding our and our subsidiaries' ratings.

Recent Accounting Pronouncements

On January 1, 2007, we adopted Statement of Financial Accounting Standard ("SFAS") 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of SFAS 133 and 140." SFAS 155 applies to certain "hybrid financial instruments," which are instruments that contain embedded derivatives. The standard established a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives, or are hybrid financial instruments containing embedded derivatives requiring bifurcation. SFAS 155 permits an election for fair value measurement of any hybrid financial instrument containing an embedded derivative that otherwise would have required bifurcation under SFAS 133, including financial instruments previously recorded by us under SFAS 133. As a result of the adoption of SFAS 155 on January 1, 2007, we no longer bifurcate the embedded derivatives included in certain fixed income securities, and, beginning on January 1, 2007, changes in the fair value of the hybrid financial instruments are recorded as realized investment gains and losses in our consolidated statements of operations. Prior to the adoption of SFAS 155, changes in the fair value of the host instrument were recorded as unrealized investment gains and losses, a component of shareholders' equity, while changes in the fair value of the embedded derivative were recorded as realized investment gains and losses. Upon adoption, we recorded a cumulative adjustment of $16.5 million to reclassify unrealized investment gains, net of tax, including foreign currency effects, to retained earnings as of January 1, 2007.

On January 1, 2007, we adopted the Financial Accounting Standards Board's ("FASB") Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The adoption of FIN 48 did not have a material impact on our results of operations or financial position.

We elect to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of December 31, 2007, we have not recorded any interest or penalties. We file income tax returns with various federal, state, and foreign jurisdictions. Our U.S. federal income tax returns for 1999 through 2006 remain open for examination and the Internal Revenue Service is currently examining our 2003 and 2004 returns. Income tax returns filed with various state and foreign jurisdictions remain open to examination.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS 87, 88, 106, and 132(R)." SFAS 158 requires us, as of December 31, 2006, to recognize the overfunded or underfunded status of a defined benefit postretirement plan, including pension plans, as an asset or liability in our balance sheet, and to recognize changes in that funded status, in the year in which the changes occur, through comprehensive income. We adopted the recognition provisions of SFAS 158. As a result of the adoption, as of December 31, 2006, we recorded a one-time charge of $15.7 million to increase other liabilities, a $5.5 million deferred tax asset and a $10.2 million decrease to accumulated other comprehensive income on our balance sheet. In addition, SFAS 158 requires that, as of December 31, 2008, employers measure plan assets and liabilities as of the date of their financial statements. SFAS 158 does not require retrospective application.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," to define existing fair value measurements, create a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 will be effective for us beginning in the first quarter of 2008. The impact of the adoption of SFAS 157 is not expected to have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115," which provides a fair value option ("FVO") to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 will be effective for us beginning in the first quarter of 2008. We will elect the FVO for an investment, currently recorded under the equity method of accounting. On January 1, 2008, we will discontinue applying the equity method of accounting for this investment and in accordance with SFAS 159, will carry the investment at fair value with changes in fair value recognized as realized gains or losses in the consolidated statement of operations. Upon electing the FVO for this investment, we will record a cumulative adjustment of $1.5 million to reclassify foreign currency unrealized gains, net of tax, to retained earnings as of January 1, 2008.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1 ("SOP 07-1"), "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investments Companies," to assist entities in determining if the guidance of the AICPA Audit and Accounting Guide for Investment Companies should be followed and whether the industry accounting should be utilized by parent companies and other investees that exercise significant influence over the investment company. SOP 07-1 requires extensive disclosures, if the entity falls under the definition of an investment company, or the entity is a parent or equity method investor that owns an investment that falls within the scope of investment company accounting. We anticipate that the adoption of SOP 07-1 will not have a material effect on our consolidated financial position or results of operations. SOP 07-1 will require us to make additional disclosures regarding certain investments. On October 17, 2007, the effective date of SOP 07-1 was indefinitely deferred, as it will be further reviewed by the FASB.

In December 2007, the FASB issued SFAS 141(R), "Business Combinations," to replace SFAS 141, "Business Combinations." While several items from SFAS 141 were retained, including the acquisition method of accounting and the recognition of intangible assets separately from goodwill, SFAS 141(R) broadens its scope and establishes a definition of the acquirer and the acquisition date. SFAS 141(R) should be applied on a prospective basis in the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited.

In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements," which amends Accounting Research Bulletin 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies the definition of a non-controlling interest and the proper accounting for that entity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. We are evaluating the impact of the adoption of SFAS 160, if any, on our consolidated financial statements.

Off-Balance Sheet Arrangements

We have certain business arrangements with affiliated companies that have financial implications. A description of these arrangements is provided in Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

Market Sensitive Instruments

The term "market risk" refers to the risk of loss arising from adverse changes in prices. We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency risk. Market sensitive instruments discussed in this section principally relate to our fixed income securities and common stocks carried at fair value which are classified as available for sale. As of December 31, 2007, our total investments and cash of $7.8 billion includes $4.6 billion of fixed income securities that are subject to interest rate risk, foreign currency risk and credit risk.

Interest Rate Risk

The table below displays the potential impact (in millions) of fair value fluctuations on our fixed income securities portfolio as of December 31, 2007 and December 31, 2006, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed on each security individually.

	As of December 31, 2007			As of December 31, 2006		
Percent Change in Interest Rates	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change
			(In millions)			
200 basis point rise	$4,127.1	$(518.3)	(11.2)%	$3,026.2	$(475.4)	(13.6)%
100 basis point rise	4,367.4	(278.0)	(6.0)	3,246.2	(255.4)	(7.3)
Base Scenario	4,645.4	—	—	3,501.6	—	—
100 basis point decline	4,969.1	323.7	7.0	3,805.9	304.3	8.7
200 basis point decline	5,335.9	690.5	14.9	4,156.7	655.1	18.7

The preceding table indicates an asymmetric fair value response to equivalent basis point shifts, up and down, in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total, securities with a put feature represent 4% of the fair value of the total fixed income portfolio as of each year ended December 31, 2007 and 2006. The asymmetric fair value response reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting fair value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher fair values in that environment).

As of December 31, 2007, we had net unrealized gains of $135.9 million, before taxes, related to our total investments and cash. This net amount was comprised of gross unrealized appreciation of $206.6 million, offset by gross unrealized depreciation of $70.7 million, which includes gross unrealized appreciation of $180.9 million and gross unrealized depreciation of $69.6 million related to fixed income securities and common stocks carried at fair value.

We purchase interest rate options from time to time to protect us from movements in interest rates. During 2006, we purchased a 20-year swaption contract with a notional amount of $550.0 million, which provides an economic hedge against a decline in our fixed income portfolio as a result of an increase in interest rates. This contract replaced a 10-year swaption with a notional amount of $1.0 billion, initially purchased during 2005, which was closed during 2006. The swaption gives us the option, but not the obligation, to enter into an interest rate swap contract under which we would receive a floating interest rate and pay a fixed interest rate based on the notional amount of the contract. This contract was closed and not replaced during 2006.

Disclosure About Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis used in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Credit Risk

We have exposure to credit risk, primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade ratings in the fixed income securities we purchase. We also have exposure to credit risk associated with the collection of current and future amounts owing from our reinsurers. We control this exposure by emphasizing reinsurers with financial strength.

As of December 31, 2007 and December 31, 2006, 96.1% and 89.5%, respectively, of the aggregate fair value of our fixed income securities consisted of securities rated investment grade, with 3.9% and 10.5%, respectively, rated below investment grade.

We have purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, that provide a hedge against adverse movements in the fair value of investments and other corporate assets resulting from systemic financial and credit risk. These credit default swaps are acquired by Fairfax and assigned to us to facilitate administration of counterparty credit risk and collateral maintenance. Under a credit default swap, we agree to pay at specified periods fixed premium amounts based on an agreed notional principal amount in exchange for the credit default protection on a specified asset. Credit default swaps are recorded at fair value in other invested assets, with the related changes in fair value recognized as a realized gain or loss in the period in which they occur. The total cost of the credit default swaps was $94.2 million and $75.6 million as of December 31, 2007 and 2006, respectively, and the fair value was $307.6 million and $13.5 million, as of December 31, 2007 and 2006, respectively. The notional amount of the credit default swaps was $5.0 billion and $3.5 billion as of December 31, 2007 and 2006, respectively. The credit default swaps had net realized gains of $298.3 million and net realized losses of $22.6 million and $36.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. We obtain market-derived fair values for our credit default swaps form third-party providers, principally broker-dealers. We assess the reasonableness of the fair values obtained from these providers by comparison to models validated by qualified personnel, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts' maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. As a result of the appreciation in the fair value of the credit default swaps, counterparties to these transactions are required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral at December 31, 2007 was $227.8 million. We do not have the right to sell or repledge this collateral, as it continues to be the property of the counterparties.

In the first quarter of 2008, through February 15, we sold $670.0 million notional amount of credit default swaps (including virtually all of our credit default swaps referenced to U.S. bond guarantors) for gross proceeds of $161.0 million and gains on sale (being gains in excess of the mark-to-market value as at December 31, 2007) of $26.8 million. The net mark-to-market gain for the January 1 to February 15, 2008 period on the $4.4 billion notional amount of credit default swaps remaining at February 15, 2008 (including 2008 purchases of $47.5 million notional amount of credit default swaps for $1.4 million) was $152.6 million, representing total net gains related to credit default swaps for this period of $179.4 million.

As of December 31, 2007, our holdings of financial instruments without quoted prices, or "non-traded investments," included a collateral loan, which was fully impaired during 2005. We periodically evaluate the carrying value of non-traded investments by reviewing the borrowers' current financial positions, and the timeliness of their interest and principal payments. As a result of this review, we recognized an other-than-temporary write-down of $17.0 million for the year ended December 31, 2005 related to this loan.

Equity Price Risk

In the third quarter of 2004, we sold short Standard & Poor's 500 depository receipts ("SPDRs") and the Financial Select SPDR Fund ("XLF") as an economic hedge against a general decline in our equity portfolio. In order to reduce the margin maintenance requirements for these short positions, we replaced the short positions with total return swaps, which had aggregate notional amounts of $691.0 million and $581.4 million as of December 31, 2007 and December 31, 2006, respectively. The margin maintenance requirement related to the total return swaps was $205.7 million and $10.5 million as of December 31, 2007 and December 31, 2006, respectively. The swap transactions terminate during the first half of 2008. As of December 31, 2007 and December 31, 2006, we have provided $210.9 million and $52.1 million, respectively, of U.S. Treasury securities as collateral for the swap transactions. The swap transactions are recorded at their fair value of $3.8 million and $(0.5) million as of December 31, 2007 and 2006, respectively, in other invested assets and changes in the fair value are recorded as realized gains or losses in the consolidated statement of operations in the period in which they occur. For the twelve months ended December 31, 2007, 2006 and 2005, the swap transactions had net realized losses of $5.2 million, $73.5 million and $11.8 million, respectively.

In connection with the swap transactions, we own SPDRs and XLF index call options at a cost of $1.0 million and $9.4 million, with a strike price of approximately 127.8% and 99.8% of the notional amount of the swap transactions as of December 31, 2007 and December 31, 2006, respectively. A call option gives the purchaser the right, but not the obligation, to purchase an underlying security at a specific price or prices at or for a certain time. Our maximum potential loss on the swap and option transactions was $193.2 million and $0.9 million as of December 31, 2007 and December 31, 2006, respectively. We plan to continue to purchase short-dated call options in 2008 in an effort to reduce the maximum potential loss on the swaps to approximately 20% of the swap notional value. The call options are recorded at fair value in other invested assets, and changes in the fair value are recorded as a realized gain or loss in the consolidated statement of operations. For the year ended December 31, 2007, 2006 and 2005, call options had net realized losses of $3.7 million, $0.4 million and $10.6 million, respectively.

In addition, as of December 31, 2007 and December 31, 2006, we had short positions of $62.3 million and $115.3 million, respectively, of primarily equity securities, for which we recorded a liability equal to the underlying fair value of the securities of $60.7 million and $119.8 million, respectively. Net realized gains of $60.5 million, $3.0 million and $4.3 million for the twelve months ended December 31, 2007, 2006 and 2005, respectively, were recognized in our consolidated statements of operations. As of December 31, 2007 and December 31, 2006, we provided cash of $195.8 million and $208.6 million, respectively, as collateral for the borrowed securities. Our net investment income for the years ended December 31, 2007, 2006 and 2005 was reduced by $1.6 million, $7.2 million and $5.0 million, respectively, related to dividend and interest payments associated with the borrowed securities.

In connection with the short sales described above, we purchased a SPDR call option as protection at a cost of $0.1 million. The call option is recorded at fair value in other invested assets in the consolidated balance sheet and changes in the fair value are recorded as a realized gain or loss in the consolidated statements of operations in the period in which they occur. For the years ended December 31, 2007, 2006 and 2005, the call option had net realized gains of $0.2 million and net realized losses of $0.1 million and $1.2 million, respectively.

As of December 31, 2007 and December 31, 2006, 13.4% and 12.5%, respectively, of our total investments and cash was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented 11.6% and 10.6% as of December 31, 2007 and December 31, 2006, respectively, of our total investments and cash, are exposed to equity price risk, defined as the potential for loss in fair value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a decline of $90.3 million and $75.3 million as of December 30, 2007 and December 31, 2006, respectively, in the fair value of our total investments and cash.

Foreign Currency Risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign (i.e., non-U.S.) currency risk. Foreign currency exchange rate risk creates the potential for loss in fair value owing to a decline in the U.S. dollar value of these investments resulting from a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2007 and December 31, 2006, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $2.1 billion and $1.6 billion, respectively, or 26.8% and 22.8%, respectively, of our total investments and cash. The primary foreign currency exposures were from securities denominated in the British pound, which represented 9.2% and 7.7% of our total investments and cash as of December 31, 2007 and December 31, 2006, respectively, from German securities denominated in the Euro, which represented 8.3% and 7.0%, respectively, and from securities denominated in the Canadian dollar, which represented 4.2% and 4.7% of our total investments and cash as of December 31, 2007 and December 31, 2006, respectively. As of December 31, 2007, the potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a $208.6 million decline in the fair value of our total investments and cash, before taxes.

Through our international operations, we conduct our business in a variety of foreign (non-U.S.) currencies, with the primary exposures being the Euro, the British pound, and Canadian dollar. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates to the extent that they do not offset each other resulting in a natural hedge. Our reporting currency is the U.S. dollar, and exchange rate fluctuations relative to the U.S. dollar may materially impact our results and financial condition. We manage this risk on a macro basis by entering into forward currency contracts. As of December 31, 2007, we own forward currency contracts with a notional amount of $149.2 million. The fair value of these contracts is reported in other liabilities at $2.8 million. Forward currency contracts had net realized losses of $2.8 million for the year ended December 31, 2007.

Investment Impairment Risk

We review our investment portfolio on a quarterly basis for declines in value, and specifically consider securities, the fair value of which have declined to less than 80% of their amortized cost at the time of review. Temporary declines in investments will be recorded as unrealized depreciation in accumulated other comprehensive income. If we determine that a decline is "other-than-temporary," the carrying value of the investment will be written down to the fair value and a realized loss will be recorded in our consolidated statements of operations.

In assessing the value of our debt and equity securities held as investments and possible impairments of such securities, we review (i) the issuer's current financial position and disclosures related thereto, (ii) general and specific market and industry developments, (iii) the timely payment by the issuer of its principal, interest and other obligations, (iv) the outlook and expected financial performance of the issuer, (v) current and historical valuation parameters for the issuer and similar companies, (vi) relevant forecasts, analyses and recommendations by research analysts, rating agencies and investment advisors, and (vii) other information we may consider relevant. In addition, we consider our intent and ability to hold the security to recovery when evaluating possible impairments.

Based on our review, we recognized other-than-temporary impairment losses in the amount of $54.5 million and $5.3 million, before taxes, which were recognized in our consolidated statement of operations as a reduction to our net realized gains and net investment income, respectively, for the year ended December 31, 2007.

The following tables reflect the fair value and gross unrealized depreciation of our fixed income securities and common stock investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2007 and December 31, 2006 (in millions):

	Duration of Unrealized Loss								
	Less than 12 Months			Greater than 12 Months			Total		
December 31, 2007	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities
Fixed income securities investment grade:									
United States government, government agencies and authorities	$ —	$ —	—	$ 950.9	$(28.9)	7	$ 950.9	$(28.9)	7
States, municipalities and political subdivisions	9.7	(0.1)	3	20.8	(0.2)	3	30.5	(0.3)	6
Foreign governments	535.2	(7.3)	7	160.6	(2.8)	8	695.8	(10.1)	15
Corporate	—	—	—	0.5	—	1	0.5	—	1
Total investment grade	544.9	(7.4)	10	1,132.8	(31.9)	19	1,677.7	(39.3)	29
Fixed income securities non-investment grade, corporate	26.7	(3.1)	6	—	—	—	26.7	(3.1)	6
Total fixed income securities	571.6	(10.5)	16	1,132.8	(31.9)	19	1,704.4	(42.4)	35
Preferred stocks, at fair value	0.5	(0.9)	1	—	—	—	0.5	(0.9)	1
Common stocks, at fair value	289.9	(27.1)	7	—	—	—	289.9	(27.1)	7
Total temporarily impaired securities	$862.0	$(38.5)	24	$1,132.8	$(31.9)	19	$1,994.8	$(70.4)	43

December 31, 2006	Less than 12 Months — Fair Value	Less than 12 Months — Gross Unrealized Depreciation	Less than 12 Months — Number of Securities	Greater than 12 Months — Fair Value	Greater than 12 Months — Gross Unrealized Depreciation	Greater than 12 Months — Number of Securities	Total — Fair Value	Total — Gross Unrealized Depreciation	Total — Number of Securities
Fixed income securities investment grade:									
United States government, government agencies and authorities	$1,167.6	$(13.2)	15	$1,264.2	$(90.2)	39	$2,431.8	$(103.4)	54
States, municipalities and political subdivisions	38.8	(0.2)	4	37.5	(0.5)	11	76.3	(0.7)	15
Foreign governments	282.2	(3.1)	12	—	—	—	282.2	(3.1)	12
Corporate	—	—	—	0.5	—	1	0.5	—	1
Total investment grade	1,488.6	(16.5)	31	1,302.2	(90.7)	51	2,790.8	(107.2)	82
Fixed income securities non-investment grade, corporate	7.3	(0.3)	3	62.1	(1.6)	2	69.4	(1.9)	5
Total fixed income securities	1,495.9	(16.8)	34	1,364.3	(92.3)	53	2,860.2	(109.1)	87
Common stocks, at fair value	—	—	—	13.8	(0.8)	1	13.8	(0.8)	1
Total temporarily impaired securities	$1,495.9	$(16.8)	34	$1,378.1	$(93.1)	54	$2,874.0	$(109.9)	88

We believe the gross unrealized depreciation is temporary in nature and we have not recorded a realized investment loss related to these securities. Given the size of our investment portfolio and capital position, we have the ability and intent to hold these securities until the fair value recovers the gross unrealized depreciation.

Disclosure of Contractual Obligations

The following table provides a payment schedule of present and future obligations (in millions):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt — principal	$ 490.0	$ —	$ —	$ —	$ 490.0
Long term debt — interest	283.4	36.1	72.3	72.3	102.7
Operating leases	79.1	8.1	15.1	12.8	43.1
Losses and LAE	5,119.0	1,272.0	1,571.0	870.0	1,406.0
Total	$5,971.5	$1,316.2	$1,658.4	$955.1	$2,041.8

For further detail on our long term debt principal and interest payments, see Note 11 to our consolidated financial statements included in this Annual Report on Form 10-K. For further detail on our operating lease payments, see Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

For further detail on our losses and LAE, see Note 7 to our consolidated financial statements included in this Annual Report on Form 10-K. Our reserves for losses and LAE do not have contractual maturity dates. However, based on historical payment patterns, we have included an estimate of when we expect our losses and LAE to be paid in the table above. The exact timing of the payment of claims cannot be predicted with certainty. We maintain a portfolio of investments with varying maturities and a substantial amount of short-term investments to provide adequate cash flows for the payment of claims. The reserves for unpaid losses and LAE reflected in the table above have not been reduced for reinsurance recoverables on unpaid losses which are reflected in our consolidated balance sheet as an asset of $643.5 million as of December 31, 2007. Based on historical patterns, we estimate that we will collect the recoveries as follows: $139.5 million in less than one year; $182.4 million in one to three years; $103.0 million between three and five years and $218.6 million in more than five years.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

See Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8. ***Financial Statements and Supplementary Data***

ODYSSEY RE HOLDINGS CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Odyssey Re Holdings Corp.

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 8 present fairly, in all material respects, the financial position of Odyssey Re Holdings Corp. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 28, 2008

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share and per share amounts)	
ASSETS		
Investments and cash:		
Fixed income securities, available for sale, at fair value (amortized cost $4,370,999 and $3,547,656, respectively)	$4,402,260	$3,501,580
Fixed income securities, held as trading securities, at fair value (amortized cost $232,505)	243,164	—
Redeemable preferred stock, at fair value (cost $2,086)	1,187	—
Equity securities:		
Common stocks, at fair value (cost $805,707 and $576,212, respectively)	885,751	636,749
Common stocks, at equity	157,450	245,416
Short-term investments, at fair value	483,757	119,403
Cash and cash equivalents	897,963	2,061,796
Cash and cash equivalents held as collateral	295,225	365,033
Other invested assets	412,687	136,111
Total investments and cash	7,779,444	7,066,088
Accrued investment income	70,597	50,930
Premiums receivable	470,227	475,453
Reinsurance recoverable on paid losses	83,123	59,768
Reinsurance recoverable on unpaid losses	643,509	739,019
Prepaid reinsurance premiums	60,528	50,486
Funds held by reinsureds	151,997	154,573
Deferred acquisition costs	150,800	149,886
Federal and foreign income taxes receivable	—	116,920
Other assets	90,776	90,589
Total assets	$9,501,001	$8,953,712
LIABILITIES		
Unpaid losses and loss adjustment expenses	$5,119,085	$5,142,159
Unearned premiums	724,272	741,328
Reinsurance balances payable	98,864	102,711
Funds held under reinsurance contracts	84,696	96,854
Debt obligations	489,154	512,504
Federal and foreign income taxes payable	13,615	—
Obligation to return borrowed securities	60,675	119,798
Other liabilities	255,940	154,779
Total liabilities	6,846,301	6,870,133
Commitments and Contingencies (Note 14)		
SHAREHOLDERS' EQUITY		
Preferred shares, $0.01 par value; 200,000,000 shares authorized; 2,000,000 Series A shares and 2,000,000 Series B shares issued and outstanding	40	40
Common shares, $0.01 par value; 500,000,000 shares authorized; 69,684,726 and 71,218,616 shares issued, respectively	697	712
Additional paid-in capital	958,544	1,029,349
Treasury shares, at cost (163,232 and 77,668 shares, respectively)	(6,250)	(2,528)
Accumulated other comprehensive income, net of deferred income taxes	85,023	25,329
Retained earnings	1,616,646	1,030,677
Total shareholders' equity	2,654,700	2,083,579
Total liabilities and shareholders' equity	$9,501,001	$8,953,712

See accompanying notes to consolidated financial statements.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except share and per share amounts)		
REVENUES			
Gross premiums written	$ 2,282,682	$ 2,335,742	$ 2,626,920
Ceded premiums written	193,239	174,807	325,251
Net premiums written	2,089,443	2,160,935	2,301,669
Decrease (increase) in unearned premiums	31,094	64,891	(24,849)
Net premiums earned	$ 2,120,537	$ 2,225,826	$ 2,276,820
Net investment income	329,422	487,119	220,092
Net realized investment gains	539,136	189,129	59,866
Total revenues	2,989,095	2,902,074	2,556,778
EXPENSES			
Losses and loss adjustment expenses	1,408,364	1,484,197	2,061,611
Acquisition costs	437,257	464,148	470,152
Other underwriting expenses	178,555	153,476	146,030
Other expense, net	14,006	21,120	27,014
Interest expense	37,665	37,515	29,991
Loss on early extinguishment of debt	—	2,403	3,822
Total expenses	2,075,847	2,162,859	2,738,620
Income (loss) before income taxes	913,248	739,215	(181,842)
Federal and foreign income tax provision (benefit):			
Current	201,803	144,967	(13,319)
Deferred	115,870	86,342	(52,801)
Total federal and foreign income tax provision (benefit)	317,673	231,309	(66,120)
Net income (loss)	595,575	507,906	(115,722)
Preferred dividends	(8,345)	(8,257)	(1,944)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$ 587,230	$ 499,649	$ (117,666)
BASIC			
Weighted average common shares outstanding	70,443,600	68,975,743	65,058,327
Basic earnings (loss) per common share	$ 8.34	$ 7.24	$ (1.81)
DILUTED			
Weighted average common shares outstanding	71,387,255	72,299,050	65,058,327
Diluted earnings (loss) per common share	$ 8.23	$ 6.93	$ (1.81)
DIVIDENDS			
Dividends declared per common share	$ 0.250	$ 0.125	$ 0.125
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ 595,575	$ 507,906	$ (115,722)
Other comprehensive income (loss), net of tax	76,190	(83,474)	(3,179)
Comprehensive income (loss)	$ 671,765	$ 424,432	$ (118,901)

See accompanying notes to consolidated financial statements.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except share amounts)		
PREFERRED SHARES (par value)			
Balance, beginning of year	$ 40	$ 40	$ —
Issued during year	—	—	40
Balance, end of year	40	40	40
COMMON SHARES (par value)			
Balance, beginning of year	712	692	651
Common shares issued during the year	11	20	41
Common shares repurchased and retired during the year	(26)	—	—
Balance, end of year	697	712	692
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	1,029,349	984,571	791,896
Common shares issued during the year	25,825	43,735	102,095
Common shares repurchased and retired during the year	(94,457)	—	—
Net effect of share-based compensation	(2,173)	2,813	(6,891)
Cumulative effect of a change in accounting for unearned share compensation	—	(1,770)	—
Preferred shares issued during the year	—	—	97,471
Balance, end of year	958,544	1,029,349	984,571
TREASURY SHARES (at cost)			
Balance, beginning of year	(2,528)	(2,916)	(9,426)
Purchases during the year	(16,555)	(4,733)	(4,130)
Reissuance during the year	12,833	5,121	10,640
Balance, end of year	(6,250)	(2,528)	(2,916)
UNEARNED STOCK COMPENSATION			
Balance, beginning of year	—	(1,770)	(2,818)
Cumulative effect of a change in accounting for unearned share compensation	—	1,770	—
Forfeitures of restricted shares during the year	—	—	439
Amortization of restricted shares during the year	—	—	609
Balance, end of year	—	—	(1,770)
ACCUMULATED OTHER COMPREHENSIVE INCOME, NET OF DEFERRED INCOME TAXES			
Balance, beginning of year	25,329	119,039	122,218
Cumulative effect of a change in accounting due to the adoption of SFAS 155	(16,496)	—	—
Unrealized net appreciation (depreciation) on securities, net of reclassification adjustments	77,783	(82,760)	37,641
Foreign currency translation adjustments	(1,658)	(660)	(40,840)
Pension liability	65	(54)	20
Cumulative effect of a change in accounting due to the adoption of SFAS 158	—	(10,236)	—
Balance, end of year	85,023	25,329	119,039
RETAINED EARNINGS			
Balance, beginning of year	1,030,677	539,799	665,715
Cumulative effect of a change in accounting due to the adoption of SFAS 155	16,496	—	—
Net income (loss)	595,575	507,906	(115,722)
Dividends to preferred shareholders	(8,345)	(8,257)	(1,944)
Dividends to common shareholders	(17,757)	(8,771)	(8,250)
Balance, end of year	1,616,646	1,030,677	539,799
TOTAL SHAREHOLDERS' EQUITY	$ 2,654,700	$ 2,083,579	$ 1,639,455
COMMON SHARES OUTSTANDING			
Balance, beginning of year	71,140,948	69,127,532	64,754,978
Issued during the year	1,103,099	1,975,759	4,100,000
Repurchased and retired during the year	(2,636,989)	—	—
Net treasury shares (acquired) reissued	(85,564)	37,657	272,554
Balance, end of year	69,521,494	71,140,948	69,127,532

See accompanying notes to consolidated financial statements.

ODYSSEY RE HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 595,575	$ 507,906	$ (115,722)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Increase) decrease in premiums receivable and funds held, net	(31,559)	46,837	(23,008)
(Decrease) increase in unearned premiums	(27,099)	(58,947)	18,807
Increase in unpaid losses and loss adjustment expenses	72,436	492,217	739,031
Decrease (increase) in current and deferred federal and foreign income taxes, net	93,738	171,960	(129,483)
(Increase) decrease in deferred acquisition costs	(914)	21,464	(1,831)
Other assets and liabilities, net	(8,791)	(232,273)	(28,846)
Net realized investment gains	(539,136)	(189,129)	(59,866)
Bond discount amortization, net	(3,582)	(15,790)	(11,312)
Amortization of stock-based compensation	6,714	5,642	4,153
Net sales of trading securities	31,361	—	—
Loss on early extinguishment of debt	—	2,403	3,822
Net cash provided by operating activities	188,743	752,290	395,745
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed income securities	19,829	165,397	58,600
Sales of fixed income securities	536,372	386,306	1,408,068
Purchases of fixed income securities	(1,531,002)	(1,403,114)	(1,545,521)
Sales of equity securities	358,483	1,058,644	210,442
Purchases of equity securities	(365,399)	(487,137)	(328,259)
Net purchases of other invested assets	2,905	(54,331)	(23,209)
Net change in cash and cash equivalents held as collateral	63,929	42,280	(64,124)
Net change in obligation to return borrowed securities	1,342	31,019	23,176
Net change in short-term investments	(348,637)	(43,422)	(4,182)
Net cash used in investing activities	(1,262,178)	(304,358)	(265,009)
CASH FLOWS FROM FINANCING ACTIVITIES			
Common shares repurchased and retired	(92,165)	—	—
Purchase of treasury shares	(17,259)	(3,095)	(4,130)
Dividends paid to preferred shareholders	(8,369)	(8,107)	—
Dividends paid to common shareholders	(17,757)	(8,771)	(8,250)
Proceeds from exercise of stock options	2,530	1,438	1,503
Excess tax benefit from stock-based compensation	1,503	671	—
Net proceeds from common share issuance	—	1,300	102,135
Net proceeds from preferred share issuance	—	—	97,511
Net proceeds from debt issuance	—	138,966	123,168
Repayment of debt	—	(59,333)	(34,202)
Net cash (used in) provided by financing activities	(131,517)	63,069	277,735
Effect of exchange rate changes on cash and cash equivalents	41,119	22,368	(30,792)
(Decrease) increase in cash and cash equivalents	(1,163,833)	533,369	377,679
Cash and cash equivalents, beginning of year	2,061,796	1,528,427	1,150,748
Cash and cash equivalents, end of year	$ 897,963	$ 2,061,796	$ 1,528,427
Supplemental disclosures:			
Interest paid	$ 36,985	$ 37,131	$ 28,463
Income taxes paid	$ 224,621	$ 59,278	$ 63,370
Non-cash activity (see Note 11):			
Conversion of 4.375% convertible debentures	$ (23,474)	$ (39,116)	$ —
Issuance of common stock	$ 23,474	$ 39,116	$ —

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Odyssey Re Holdings Corp. (together with its subsidiaries, the "Company" or "OdysseyRe") is an underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis, and an underwriter of specialty insurance, primarily in the United States and through the Lloyd's of London marketplace. Odyssey Re Holdings Corp. was formed as a holding company and incorporated in Delaware in 2001 in conjunction with its initial public offering. Odyssey Re Holdings Corp. owns all of the common shares of Odyssey America Reinsurance Corporation ("Odyssey America"), its principal operating subsidiary, which is domiciled in the state of Connecticut. Odyssey America directly or indirectly owns all of the common shares of the following domestic and foreign subsidiaries: Clearwater Insurance Company ("Clearwater"); Clearwater Select Insurance Company ("Clearwater Select"); Odyssey UK Holdings Corporation; Newline Underwriting Management Ltd., which owns and manages Newline Syndicate 1218, a member of Lloyd's of London (collectively, "Newline"); Newline Insurance Company Limited ("NICL"); Hudson Insurance Company ("Hudson"); Hudson Specialty Insurance Company and Napa River Insurance Services, Inc. As of December 31, 2007, Fairfax Financial Holdings Limited ("Fairfax"), a publicly traded financial services holding company based in Canada, owned 61.0% of OdysseyRe.

2. Summary of Significant Accounting Policies

(a) *Basis of Presentation.* The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which could differ materially from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Certain amounts from prior periods have been reclassified to conform with the current year's presentations.

(b) *Investments.* The majority of the Company's investments in fixed income securities and common stocks not accounted for under the equity method, are categorized as "available for sale," and are recorded at their estimated fair value based on quoted market prices. Effective January 1, 2007, the Company has categorized its investment in fixed income securities that contain embedded derivatives as trading securities (see Note 3). Short-term investments, which have a maturity of one year or less from the date of purchase, are carried at fair value. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investment transactions are recorded on their trade date, with balances pending settlement reflected in the consolidated balance sheet as a component of other assets or other liabilities.

The Company records its proportionate share of income or loss from common stocks of affiliates, limited partnerships and investment funds in investment income in accordance with the equity method of accounting and includes these investments in other invested assets in the consolidated balance sheet. The Company routinely evaluates the carrying value of these investments. In the case of limited partnerships and investment funds, the carrying value is generally established on the basis of the net valuation criteria as determined by the managers of the investments. Such valuations could differ significantly from the values that would have been available had markets existed for the securities. Income from equity investees, including realized gains or losses, is recorded in net investment income. Unrealized appreciation and depreciation related to available for sale securities are recorded through accumulated other comprehensive income, a component of shareholders' equity. Unrealized appreciation and depreciation relating to trading securities are recorded as realized investment gains or losses in the consolidated statements of operations. The unrealized appreciation and depreciation related to hedge funds and private equity investments, is recorded in net investment income. Other invested assets also include trust accounts relating to the Company's benefit plans and derivative securities which are each carried at fair value. Due to the timing of when financial information is reported by equity investees, including limited partnerships and investment funds, results attributable to these investments are generally reported by OdysseyRe on a one month or one quarter lag. If the

Company becomes aware of a significant event that would impact the value of these investments, it will assess the impact, if any, on the carrying value of the investment.

The net amount of unrealized appreciation or depreciation of the Company's investments, net of applicable deferred income taxes, is reflected in shareholders' equity in accumulated other comprehensive income. A decline in the fair value of an investment below its cost or amortized cost that is deemed other-than-temporary is recorded as a realized investment loss in the consolidated statements of operations, resulting in a new cost or amortized cost basis for the investment. An other-than-temporary decline in the carrying value of an investment recorded in accordance with the equity method of accounting is recorded in net investment income in the consolidated statements of operations. Realized investment gains or losses are determined on the basis of average cost. Investment income, which is reported net of applicable investment expenses, is recorded as earned.

(c) *Premium Revenue Recognition.* Reinsurance assumed premiums written and related costs are based upon reports received from ceding companies. Where reinsurance assumed premiums written have not been reported by the ceding company, they are estimated, at the individual contract level, based on historical patterns and experience from the ceding company and judgments of the Company. Subsequent adjustments to premiums written, based on actual results or revised estimates from the ceding company, are recorded in the period in which they become known. Reinsurance assumed premiums written related to proportional treaty business are established on a basis that is consistent with the coverage periods under the terms of the underlying insurance contracts. Reinsurance assumed premiums written related to excess of loss and facultative reinsurance business are recorded over the coverage term of the contracts, which is generally one year. Unearned premium reserves are established for the portion of reinsurance assumed premiums written to be recognized over the remaining contract period. Unearned premium reserves related to proportional treaty contracts are computed based on reports received from ceding companies, which show premiums written but not yet earned. Premium adjustments made over the life of the contract are recognized as earned premiums based on the applicable contract period to which they apply. Insurance premiums are earned on a pro rata basis over the policy period, which is generally one year. A reserve for uncollectible premiums is established when considered appropriate.

The cost of reinsurance purchased by the Company (reinsurance premiums ceded) is reported as prepaid reinsurance premiums and amortized over the contract period in proportion to the amount of insurance protection provided. The ultimate amount of premiums, including adjustments, is recognized as premiums ceded, and amortized over the applicable contract period to which they apply. Reserves are established for the unexpired portion of premiums ceded and recorded as an asset in prepaid reinsurance premiums. Premiums earned are reported net of reinsurance ceded premiums earned in the consolidated statements of operations. Amounts paid by the Company for retroactive reinsurance that meets the conditions for reinsurance accounting are reported as reinsurance receivables to the extent those amounts do not exceed the associated liabilities. If the liabilities exceed the amounts paid, reinsurance receivables are increased to reflect the difference, and the resulting gain is deferred and amortized over the estimated settlement period. If the amounts paid for retroactive reinsurance exceed the liabilities, the Company will increase the related liabilities or reduce the reinsurance receivable, or both, at the time the reinsurance contract is effective, and the excess is charged to net income. Changes in the estimated amount of liabilities relating to the underlying reinsured contracts are recognized in net income in the period of the change.

(d) *Deferred Acquisition Costs.* Acquisition costs, which are reported net of acquisition costs ceded, consist of commissions and brokerage expenses incurred on insurance and reinsurance business written, and are deferred and amortized over the period in which the related premiums are earned, which is generally one year. Commission adjustments are accrued based on changes in premiums and losses recorded by the Company in the period in which they become known. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business, all based on historical experience. The realizable value of the Company's deferred acquisition costs is determined without consideration of investment income.

(e) *Goodwill and Intangible Assets.* The Company accounts for goodwill and intangible assets in accordance with SFAS 141, "Business Combinations." A purchase price paid that is in excess of net assets ("goodwill") arising from a business combination is recorded as an asset, and is not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realizable value with a corresponding expense reflected in the consolidated statements of operations. The Company has determined that its goodwill and intangible assets are not impaired as of December 31, 2007 and 2006. Goodwill and intangible assets with an indefinite useful life are carried at $30.5 million and are reflected in other assets as of both December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, intangible assets with a finite life are also reflected in other assets with a value of $4.3 million and $5.1 million, respectively. The Company amortized $0.8 million in each of the years ended December 31, 2007, 2006 and 2005 related to its intangible assets with a finite life.

(f) *Unpaid losses and loss adjustment expenses.* The reserves for losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. The inherent uncertainties of estimating reserves are greater for reinsurers than for primary insurers, due to the diversity of development patterns among different types of reinsurance contracts and the necessary reliance on ceding companies for information regarding reported claims. As a result, there can be no assurance that the ultimate liability will not exceed amounts reserved, with a resulting adverse effect on the Company.

The reserve for unpaid losses and loss adjustment expenses is based on the Company's evaluations of reported claims and individual case estimates received from ceding companies for reinsurance business or the estimates advised by the Company's claims adjusters for insurance business. The Company utilizes generally accepted actuarial methodologies to determine reserves for losses and loss adjustment expenses on the basis of historical experience and other estimates. The reserves are reviewed continually during the year and changes in estimates in losses and loss adjustment expenses are reflected as an expense in the consolidated statements of operations in the period the adjustment is made. Reinsurance recoverables on unpaid losses and loss adjustment expenses are reported as assets. A reserve for uncollectible reinsurance recoverables is established based on an evaluation of each reinsurer or retrocessionaire and historical experience. The Company uses tabular reserving for workers' compensation indemnity reserves, which are considered to be fixed and determinable, and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population, United States, 2004.

(g) *Deposit Assets and Liabilities.* The Company may enter into assumed and ceded reinsurance contracts that contain certain loss limiting provisions and, as a result, do not meet the risk transfer provisions of SFAS 113, "Accounting for Reinsurance of Short-Duration and Long-Duration Contracts." These contracts are accounted for using the deposit accounting method in accordance with Statement of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk" ("SOP 98-7"). Under the deposit method of accounting, revenues and expenses from reinsurance contracts are not recognized as written premium and incurred losses. Instead, the profits or losses from these contracts are recognized net, as other income or expense over the contract or contractual settlement periods. In accordance with SOP 98-7, these contracts are deemed as either transferring only significant timing risk or transferring neither significant timing nor underwriting risk.

For such contracts, the Company initially records the amount of consideration paid as a deposit asset or received as a deposit liability. Revenue or expense is recognized over the term of the contract, with any deferred amount recorded as a component of assets or liabilities until such time it is earned. The ultimate asset or liability under these contracts is estimated, and the asset or liability is initially established, which represents consideration received, is increased or decreased over the term of the contract. The change during the period is recorded in the Company's consolidated statements of operations, where increases and decreases in the ultimate asset or liability are shown in other expense, net. As of December 31, 2007 and 2006, the Company had reflected in other assets

$8.5 million and $8.5 million, respectively, and in other liabilities $1.0 million and $0.7 million, respectively, related to deposit contracts. In cases where cedants retain the consideration on a funds held basis, the Company records those assets in other assets, and records the related investment income on the assets in the Company's consolidated statements of operations as investment income.

(h) *Income Taxes.* The Company records deferred income taxes to provide for the net tax effect of temporary differences between the carrying values of assets and liabilities in the Company's consolidated financial statements and their tax bases. Such differences relate principally to deferred acquisition costs, unearned premiums, unpaid losses and loss adjustment expenses, investments and tax credits. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that all or a portion of deferred taxes will not be realized. As of December 31, 2007 and 2006, a valuation allowance was not required. During the third quarter of 2006, Fairfax reduced its ownership of the Company to below 80%, and as a result, the Company has been deconsolidated from the United States tax group of Fairfax. Accordingly, the Company has filed a separate consolidated tax return for the period August 29, 2006 to December 31, 2006 and will file a separate consolidated tax return for 2007. The deconsolidation has no effect on the Company's tax position (see Note 13). The Company elected to recognize accrued interest and penalties, if any, if any, associated with uncertain tax positions as part of the income tax provision. As of December 31, 2007, the Company has not recorded any interest or penalties.

(i) *Derivatives.* The Company utilizes derivative instruments to manage against adverse changes in the value of its assets and liabilities. Derivatives include credit default swaps, call options and warrants, total return swaps, interest rate options, forward currency contracts and other equity and credit derivatives. In addition, the Company holds options on certain securities within its fixed income portfolio, which allows the Company to extend the maturity date on fixed income securities or convert fixed income securities to equity securities. Prior to the adoption of SFAS 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of SFAS 133 and 140" on January 1, 2007 (see Note 3), conversion options and maturity extension features were bifurcated from the fixed income security and measured separately at fair value. All derivative instruments are recognized as either assets or liabilities on the consolidated balance sheet and are measured at their fair value. Gains or losses from changes in the derivative values are accounted for based on how the derivative is used and whether it qualifies for hedge accounting. As the Company's derivative instruments do not qualify for hedge accounting, changes in fair value are included in realized investment gains and losses in the consolidated statements of operations. Margin balances required by counterparties in support of derivative positions are included in cash and cash equivalents held as collateral.

(j) *Operating Segments.* The Company has four operating segments to reflect the manner in which management monitors and evaluates the Company's financial performance. The Company's four segments include: Americas, EuroAsia, London Market and U.S. Insurance (see Note 12).

(k) *Foreign Currency.* Foreign currency transaction gains or losses resulting from a change in exchange rates between the currency in which a transaction is denominated, or the original currency, and the functional currency are reflected in the consolidated statements of operations in the period in which they occur. The Company translates the financial statements of its foreign subsidiaries and branches, which have functional currencies other than the United States dollar, into United States dollars by translating balance sheet accounts at the balance sheet date exchange rate and income statement accounts at the average exchange rate for the year. Translation gains or losses are recorded, net of deferred income taxes, as a component of accumulated other comprehensive income.

(l) *Earnings Per Share.* Basic earnings per common share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding, excluding those non-vested shares granted under the OdysseyRe Restricted Share Plan. Diluted earnings (loss) per common share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding, inclusive of: vested and non-vested shares, granted under the OdysseyRe Restricted Share Plan, as determined using the treasury stock method; stock options that would be assumed to be exercised on the balance sheet date, as determined using the treasury stock method; and the effect of the conversion of the

Company's convertible debt to equity securities. Restricted shares, stock options or the effect of the conversion of the convertible debt and the related interest expense would not be included in the calculation of diluted earnings per common share, if the effect would be antidilutive. (see Note 4).

(m) *Stock Compensation Plans.* In April 2002, the Company's shareholders approved the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Plan"). Effective January 1, 2003, the Company adopted the expense recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," on a prospective basis, in accordance with SFAS 148, "Accounting for Stock-Based Compensation — Transaction and Disclosure" with respect to the 2002 Plan. The prospective method requires the application of the fair value based method to compensation awards granted, modified, or settled on or after the date of adoption. Accordingly, the net loss for the year ended December 31, 2005 reflects stock-based compensation expense related to stock options granted in 2003 and subsequent. For stock options granted during 2002, the Company accounted for stock-based compensation based on the intrinsic-value method prescribed in Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted under SFAS 123. In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) (revised 2004), "Share-Based Payment," which is a revision of SFAS 123 and supersedes APB 25. The approach to account for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements based on their fair values. Pro forma disclosure of the impact of fair value of share-based payments is no longer an alternative to financial statement recognition. The Company adopted SFAS 123(R), on a prospective basis, effective January 1, 2006. SFAS 123(R) requires that the deferred stock-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of December 31, 2005, there was approximately $1.8 million of deferred stock-based compensation that was netted against additional paid-in capital on January 1, 2006.

(n) *Payments.* Payments of claims by the Company, as reinsurer, to a broker on behalf of a reinsured company, are recorded on the Company's books as a paid loss at the time the cash is disbursed. The payment is treated as a paid claim to the reinsured. Premiums due to the Company from the reinsured are recorded as receivables from the reinsured until the cash is received by the Company, either directly from the reinsured or from the broker.

(o) *Funds Held Balances.* Funds held under reinsurance contracts is an account used to record a liability, in accordance with the contractual terms, arising from the Company's receipt of a deposit from a reinsurer or the withholding of a portion of the premiums due as a guarantee that a reinsurer will meet its loss and other obligations. Interest generally accrues on withheld funds in accordance with contract terms. Funds held by reinsureds is an account used to record an asset resulting from the ceding company, in accordance with the contractual terms, withholding a portion of the premium due the Company as a guarantee that the Company will meet its loss and other obligations.

(p) *Fixed Assets.* Fixed assets, with a net book value of $12.5 million and $10.3 million as of December 31, 2007 and 2006, respectively, are included in other assets. Property and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	10 years or term of lease, if shorter
Electronic data processing equipment and furniture	5 years
Personal computers and software	3 years

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $9.5 million, $5.0 million and $7.3 million, respectively.

3. Recent Accounting Pronouncements

On January 1, 2007, the Company adopted SFAS 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of SFAS 133 and 140." SFAS 155 applies to certain "hybrid financial instruments," which are instruments that contain embedded derivatives. The standard established a requirement to evaluate beneficial interests in securitized financial assets to determine if the interests represent freestanding derivatives, or are hybrid financial instruments containing embedded derivatives requiring bifurcation. SFAS 155 permits an election for fair value measurement of any hybrid financial instrument containing an embedded derivative that otherwise would have required bifurcation under SFAS 133, including financial instruments previously recorded by the Company under SFAS 133. As a result of the adoption of SFAS 155 on January 1, 2007, the Company no longer bifurcates the embedded derivatives included in certain fixed income securities, and, beginning on January 1, 2007, changes in the fair value of the hybrid financial instruments, which have been categorized as trading securities, are recorded as realized investment gains and losses in the Company's consolidated statements of operations. Prior to the adoption of SFAS 155, changes in the fair value of the host instrument were recorded as unrealized investment gains and losses, a component of shareholders' equity, while changes in the fair value of the embedded derivative were recorded as realized investment gains and losses. Upon adoption, the Company recorded a cumulative adjustment of $16.5 million to reclassify unrealized investment gains, net of tax, including foreign currency effects, to retained earnings as of January 1, 2007.

On January 1, 2007, the Company adopted FASB Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109." The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, "Accounting for Income Taxes." Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The adoption of FIN 48 did not have a material impact on the Company's results of operations or financial position.

The Company elected to recognize accrued interest and penalties, if any, associated with uncertain tax positions as part of the income tax provision. As of December 31, 2007, the Company has not recorded any interest or penalties. The Company files income tax returns with various federal, state, and foreign jurisdictions. The Company's U.S. federal income tax returns for 1999 through 2006 remain open for examination. The Internal Revenue Service expects to complete their audit of the Company's 2003 and 2004 tax returns and commence their audit of the Company's 2005 and 2006 tax returns during 2008. Income tax returns filed with various state and foreign jurisdictions remain open to examination in accordance with individual statutes.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS 87, 88, 106, and 132(R)". SFAS 158 requires, as of December 31, 2006, the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan, including pension plans, as an asset or liability in its balance sheet, and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Company adopted the recognition provisions of SFAS 158. As a result of the adoption, as of December 31, 2006, the Company recorded a one-time charge of $15.7 million to increase other liabilities, a $5.5 million deferred tax asset and a $10.2 million decrease to accumulated other comprehensive income on its balance sheet. In addition, SFAS 158 requires that, as of December 31, 2008, employers measure plan assets and liabilities as of the date of their financial statements. SFAS 158 does not require retrospective application.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements," to define existing fair value measurements, create a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 will be effective for the Company beginning in the first quarter of 2008. The impact of the adoption of SFAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115," which provides a fair value option ("FVO") to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 will be effective for the Company beginning in the first quarter of 2008. The Company will elect the FVO for one investment that is currently recorded under the equity method of accounting. On January 1, 2008, the Company will discontinue applying the equity method of accounting for this investment and in accordance with SFAS 159, will carry the investment at fair value with changes in fair value recognized as realized gains or losses in the consolidated statements of operations. As a result of adopting the FVO for this investment, the Company will record a cumulative adjustment of $1.5 million to reclassify foreign currency unrealized gains, net of tax, to retained earnings as of January 1, 2008.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1 ("SOP 07-1"), "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investments Companies," to assist entities in determining if the guidance of the AICPA Audit and Accounting Guide for Investment Companies should be followed and whether the industry accounting should be utilized by parent companies and other investees that exercise significant influence over the investment company. SOP 07-1 requires extensive disclosures, if the entity falls under the definition of an investment company, or the entity is a parent or equity method investor that owns an investment that falls within the scope of investment company accounting. The Company anticipates that the adoption of SOP 07-1 will not have a material effect on its consolidated financial position or results of operations. SOP 07-1 will require the Company to make additional disclosures regarding certain investments. On October 17, 2007, the effective date for SOP 07-1 was indefinitely deferred, as it will be further reviewed by the FASB.

In December 2007, the FASB issued SFAS 141(R), "Business Combinations," to replace SFAS 141, "Business Combinations." While several items from SFAS 141 were retained, including the acquisition method of accounting and the recognition of intangible assets separately from goodwill, SFAS 141(R) broadens its scope and establishes a definition of the acquirer and the acquisition date. SFAS 141(R) should be applied on a prospective basis in the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited.

In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements," which amends Accounting Research Bulletin 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies the definition of a non-controlling interest and the proper accounting for that entity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is evaluating the impact of the adoption of SFAS 160, if any, on its consolidated financial statements.

4. Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period, excluding those non-vested shares granted under the Odyssey Re Holdings Corp. Restricted Share Plan ("Restricted Share Plan"). Diluted earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders for the period, adjusted for interest expense on the Company's 4.375% convertible senior debentures (the "Convertible Notes"), by the weighted-average number of common shares outstanding during the period, inclusive of: vested and non-vested shares granted under the Restricted Share Plan, as determined using the treasury stock method; stock options that would be assumed to be exercised on the balance sheet date, as determined using the treasury stock method; and the effect of the conversion of the Convertible Notes to equity securities. Restricted shares, stock options or the effect of the conversion of the Convertible Notes and the related interest expense are not included in the calculation of dilutive earnings per common share, if the effect would be antidilutive.

Net income (loss) per common share for the years ended December 31, 2007, 2006 and 2005 has been computed in the following table based upon weighted average common shares outstanding (in thousands, except share and per share amounts):

	2007	2006	2005
Net income (loss)	$ 595,575	$ 507,906	$ (115,722)
Preferred dividends	(8,345)	(8,257)	(1,944)
Net income (loss) available to common shareholders — basic	587,230	499,649	(117,666)
Interest on 4.375% convertible senior debentures, net of tax	177	1,603	—
Net income (loss) available to common shareholders — diluted	$ 587,407	$ 501,252	$ (117,666)
Weighted average common shares outstanding — basic	70,443,600	68,975,743	65,058,327
Effect of dilutive shares:			
4.375% convertible senior debentures	351,720	2,817,825	—
Stock options	171,897	146,584	—
Restricted shares	420,038	358,898	—
Total effect of dilutive shares	943,655	3,323,307	—
Weighted average common shares outstanding — diluted	71,387,255	72,299,050	65,058,327
Net earnings (loss) per common share:			
Basic	$ 8.34	$ 7.24	$ (1.81)
Diluted	8.23	6.93	(1.81)

In calculating diluted earnings per share, the Company is required to evaluate each stock option and restricted stock grant to determine if it is dilutive or antidilutive in nature. For the years ended December 31, 2007 and 2006, 31,926 and 140,153, respectively, existing stock options and restricted stock awards outstanding were excluded from the computation of weighted average common shares for diluted earnings per common share, due to the antidilutive effect. For the year ended December 31, 2005, the Company incurred a loss; therefore, all stock options, restricted stock awards and shares related to the Convertible Notes were excluded from the weighted average shares for diluted earnings per common share, due to the antidilutive effect during the year. Had a loss not been recorded, the Company would have evaluated the dilutive effect of 6,049,782 shares for the year ended December 31, 2005.

On May 1, 2007, the remainder of the Convertible Notes then outstanding were fully converted and 1.1 million shares of the Company's common stock were issued related to the conversion (see Note 11) and weighted for inclusion in the calculation of basic earnings per share. As the Convertible Notes were outstanding for a portion of the year ended December 31, 2007, the effect of the conversion of the Convertible Notes has been included in the diluted weighted average common shares outstanding used in the calculation of diluted earnings per share.

5. Investments and Cash

A summary of the Company's investment portfolio as of December 31, 2007, excluding common stocks at equity, other invested assets and fixed income securities held as trading securities, is as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities available for sale:				
United States government, government agencies and authorities	$3,030,738	$ 55,795	$28,946	$3,057,587
States, municipalities and political subdivisions	173,853	6,207	291	179,769
Foreign governments	1,124,783	11,685	10,140	1,126,328
All other corporate	41,625	92	3,141	38,576
Total fixed income securities available for sale	4,370,999	73,779	42,518	4,402,260
Redeemable preferred stock, at fair value	2,086	—	899	1,187
Common stocks, at fair value:				
Banks, trusts and insurance companies	136,957	43,221	—	180,178
Industrial, miscellaneous and all other	668,750	63,905	27,082	705,573
Total common stocks, at fair value	805,707	107,126	27,082	885,751
Short-term investments, at fair value	483,757	—	—	483,757
Cash and cash equivalents	897,963	—	—	897,963
Cash and cash equivalents held as collateral	295,225	—	—	295,225
Total	$6,855,737	$180,905	$70,499	$6,966,143

Common stocks accounted for under the equity method of accounting were carried at $157.5 million as of December 31, 2007, reflecting gross unrealized appreciation of $25.7 million and gross unrealized depreciation of $0.1 million. Other invested assets, including amounts that were accounted for under the equity method of accounting, were carried at $412.7 million as of December 31, 2007, reflecting no gross unrealized appreciation and gross unrealized depreciation of $0.2 million. Fixed income securities held as trading securities were carried at fair value of $243.2 million as of December 31, 2007, with changes in fair value reflected as realized gains or losses in the consolidated statements of operations. Fixed income securities held as trading securities include corporate and foreign government securities, at fair value of $138.2 million and $105.0 million, respectively, as of December 31, 2007.

During the first quarter of 2007, the Company determined that certain short-term investments were more appropriately classified as cash and cash equivalents held as collateral due to the nature of those investments. The Company has reclassified the corresponding 2006 amounts.

A summary of the Company's investment portfolio as of December 31, 2006, excluding common stocks at equity and other invested assets, is as follows (in thousands):

	Cost or Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Fair Value
Fixed income securities available for sale:				
United States government, government agencies and authorities	$2,613,336	$ 7,434	$103,398	$2,517,372
States, municipalities and political subdivisions	175,541	6,172	687	181,026
Foreign governments	435,927	8,638	3,113	441,452
All other corporate	322,852	40,794	1,916	361,730
Total fixed income securities available for sale	3,547,656	63,038	109,114	3,501,580
Common stocks, at fair value:				
Banks, trusts and insurance companies	162,065	34,136	781	195,420
Industrial, miscellaneous and all other	414,147	27,182	—	441,329
Total common stocks, at fair value	576,212	61,318	781	636,749
Short-term investments, at fair value	119,403	—	—	119,403
Cash and cash equivalents	2,061,796	—	—	2,061,796
Cash and cash equivalents held as collateral	365,033	—	—	365,033
Total	$6,670,100	$124,356	$109,895	$6,684,561

Common stocks accounted for under the equity method of accounting were carried at $245.4 million as of December 31, 2006, reflecting gross unrealized appreciation of $25.7 million and gross unrealized depreciation of $4.1 million. Other invested assets, including amounts that were accounted for under the equity method of accounting, were carried at $136.1 million as of December 31, 2006, reflecting no gross unrealized appreciation and gross unrealized depreciation of $0.1 million.

The fair values of fixed income securities and common stocks are based on the quoted market prices of the investments as of the close of business on December 31 of the respective years.

(a) Fixed Income Maturity Schedule

The amortized cost and fair value of fixed income securities as of December 31, 2007, by contractual maturity, are shown below (in thousands).

	At December 31, 2007					
	Available for Sale			Held as Trading		
	Cost or Amortized Cost	Fair Value	% of Total Fair Value	Cost or Amortized Cost	Fair Value	% of Total Fair Value
Due in one year or less	$ 99,035	$ 98,954	2.2%	$ —	$ —	—%
Due after one year through five years	1,557,988	1,583,662	36.0	36,944	34,919	14.4
Due after five years through ten years	1,016,061	1,026,475	23.3	114,595	101,196	41.6
Due after ten years	1,697,915	1,693,169	38.5	80,966	107,049	44.0
Total fixed income securities	$4,370,999	$4,402,260	100.0%	$232,505	$243,164	100.0%

Actual maturities may differ from the contractual maturities shown in the table above due to the existence of call or put options. In the case of securities containing call options, the actual maturity will be the same as the contractual maturity if the issuer elects not to exercise its call option. Total securities subject to the call option represent approximately 1% of the total fair value. In the case of securities containing put options, the actual maturity will be the same as the contractual maturity if the Company elects not to exercise its put option. Total securities containing the put option represent approximately 4% of the total fair value.

(b) Net Investment Income and Realized Gains (Losses)

The following table sets forth the components of net investment income for the years ended December 31, 2007, 2006, and 2005 (in thousands):

	2007	2006	2005
Interest on fixed income securities	$205,886	$141,763	$131,570
Dividends on preferred stocks	143	—	—
Dividends on common stocks, at fair value	22,351	15,210	13,638
Net income of common stocks, at equity	15,032	181,327	20,214
Interest on cash and short-term investments	79,827	122,531	54,567
Other invested assets	44,875	56,577	27,829
Gross investment income	368,114	517,408	247,818
Less: investment expenses	30,665	21,022	8,980
Less: interest on funds held under reinsurance contracts	8,027	9,267	18,746
Net investment income	$329,422	$487,119	$220,092

Net income of common stocks, at equity includes an other-than-temporary impairment of $5.3 million for the year ended December 31, 2007 related to the Company's investment in Advent Capital (Holdings) PLC ("Advent").

The following table sets forth the components of net realized investment gains and losses for the years ended December 31, 2007, 2006, and 2005 (in thousands):

	2007	2006	2005
Fixed income securities, available for sale:			
Realized investment gains	$ 68,675	$ 49,798	$111,813
Realized investment losses	22,285	19,393	29,816
Net realized investment gains	46,390	30,405	81,997
Fixed income securities, held as trading securities:			
Realized investment gains	21,568	—	—
Realized investment losses	23,835	—	—
Net realized investment losses	(2,267)	—	—
Preferred stock:			
Realized investment gains	4	—	26
Realized investment losses	397	—	—
Net realized investment (losses) gains	(393)	—	26
Equity securities:			
Realized investment gains	153,441	222,355	98,506
Realized investment losses	47,228	47,006	33,879
Net realized investment gains	106,213	175,349	64,627
Derivative securities:			
Realized investment gains	337,086	18,582	33,360
Realized investment losses	53,435	121,704	72,168
Net realized investment gains (losses)	283,651	(103,122)	(38,808)
Other securities:			
Realized investment gains	167,902	130,290	23,104
Realized investment losses	62,360	43,793	71,080
Net realized investment gains (losses)	105,542	86,497	(47,976)
Total realized investment gains:			
Realized investment gains	748,676	421,025	266,809
Realized investment losses	209,540	231,896	206,943
Net realized investment gains	$539,136	$ 189,129	$ 59,866

Included in net realized gains for the years ended December 31, 2007, 2006 and 2005, respectively, are net increases in fair value of $259.0 million and $36.8 million, and a decrease in fair value of $75.9 million, principally related to derivatives and investments designated as trading securities.

Included in net realized investment gains for the years ended December 31, 2007, 2006 and 2005 are $54.5 million, $28.1 million and $54.9 million, respectively, related to realized investment losses on the other-than-temporary impairment of investments, as follows (in thousands):

	2007	2006	2005
Fixed income securities	$12,004	$ 2,899	$17,933
Preferred stocks	389	—	—
Equity securities	42,097	17,143	17,555
Other	—	8,106	19,400
Total other-than-temporary impairments	$54,490	$28,148	$54,888

(c) Unrealized Appreciation (Depreciation)

The following table sets forth the changes in unrealized net appreciation (depreciation) of investments, and the related tax effect, reflected in accumulated other comprehensive income for the years ended December 31, 2007, 2006, and 2005 (in thousands):

	2007	2006	2005
Fixed income securities	$ 77,337	$ 4,670	$ (54,102)
Redeemable preferred stock	(899)	—	—
Equity securities	23,486	(128,118)	110,298
Other invested assets	(20)	(3,875)	1,713
Change in net unrealized appreciation (depreciation) of investments	99,904	(127,323)	57,909
Deferred income tax (expense) benefit	(34,966)	44,563	(20,268)
Change in net unrealized appreciation (depreciation) of investments, net of tax	64,938	(82,760)	37,641
Cumulative effect of a change in accounting principle due to the adoption of SFAS 155, net of tax, excluding foreign currency effects	12,845	—	—
Change in net unrealized appreciation (depreciation) of investments included in other comprehensive income (loss)	$ 77,783	$ (82,760)	$ 37,641

The Company reviews, on a quarterly basis, its investment portfolio for declines in value, and specifically considers securities with fair values that have declined to less than 80% of their cost or amortized cost at the time of review. Generally, a change in the market or interest rate environment does not constitute an impairment of an investment, but rather a temporary decline in value. Temporary declines in investments will be recorded as unrealized depreciation, net of tax, in accumulated other comprehensive income. If the Company determines that a decline is "other-than-temporary," the cost or amortized cost of the investment will be written down to the fair value and a realized loss will be recorded in the Company's consolidated statements of operations. An other-than-temporary decline in the carrying value of investments accounted for in accordance with the equity method of accounting is recorded in net investment income in the consolidated statements of operations.

In assessing the value of the Company's debt and equity securities held as investments and possible impairments of such securities, the Company reviews (i) the issuer's current financial position and disclosures related thereto, (ii) general and specific market and industry developments, (iii) the timely payment by the issuer of its principal, interest and other obligations, (iv) the outlook and expected financial performance of the issuer,

(v) current and historical valuation parameters for the issuer and similar companies, (vi) relevant forecasts, analyses and recommendations by research analysts, rating agencies and investment advisors, and (vii) other information the Company may consider relevant. In addition, the Company considers its ability and intent to hold the security to recovery when evaluating possible impairments.

The facts and circumstances involved in making a decision regarding an other-than-temporary-impairment are those that exist at that time. Should the facts and circumstances change such that an other-than-temporary impairment is considered appropriate, the Company will recognize the impairment, by reducing the cost, amortized cost or carrying value of the investment to its fair value, recording the loss in its consolidated statement of operations. Upon the disposition of a security where an other-than-temporary impairment has been taken, the Company will record a gain or loss based on the adjusted cost or carrying value of the investment.

The following tables reflect the fair value and gross unrealized depreciation of the Company's fixed income securities, preferred stocks and common stocks, at fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized depreciation position, as of December 31, 2007 and December 31, 2006 (in thousands):

	Duration of Unrealized Loss								
	Less than 12 Months			Greater than 12 Months			Total		
December 31, 2007	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities
Fixed income securities investment grade:									
United States government, government agencies and authorities	$ —	$ —	—	$ 950,904	$(28,946)	7	$ 950,904	$(28,946)	7
States, municipalities and political subdivisions	9,675	(78)	3	20,769	(213)	3	30,444	(291)	6
Foreign governments	535,161	(7,308)	7	160,616	(2,832)	8	695,777	(10,140)	15
Corporate	—	—	—	499	(1)	1	499	(1)	1
Total investment grade	544,836	(7,386)	10	1,132,788	(31,992)	19	1,677,624	(39,378)	29
Fixed income securities non-investment grade, corporate	26,746	(3,140)	6	—	—	—	26,746	(3,140)	6
Total fixed income securities	571,582	(10,526)	16	1,132,788	(31,992)	19	1,704,370	(42,518)	35
Redeemable preferred stocks, at fair value	472	(899)	1	—	—	—	472	(899)	1
Common stocks, at fair value	289,942	(27,082)	7	—	—	—	289,942	(27,082)	7
Total temporarily impaired securities	$861,996	$(38,507)	24	$1,132,788	$(31,992)	19	$1,994,784	$(70,499)	43

	Duration of Unrealized Loss								
	Less than 12 Months			Greater than 12 Months			Total		
December 31, 2006	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities	Fair Value	Gross Unrealized Depreciation	Number of Securities
Fixed income securities investment grade:									
United States government, government agencies and authorities	$1,167,570	$(13,236)	15	$1,264,244	$(90,162)	39	$2,431,814	$(103,398)	54
States, municipalities and political subdivisions	38,785	(168)	4	37,507	(519)	11	76,292	(687)	15
Foreign governments	282,170	(3,113)	12	—	—	—	282,170	(3,113)	12
Corporate	—	—	—	491	(9)	1	491	(9)	1
Total investment grade	1,488,525	(16,517)	31	1,302,242	(90,690)	51	2,790,767	(107,207)	82
Fixed income securities non-investment grade, corporate	7,399	(295)	3	62,073	(1,612)	2	69,472	(1,907)	5
Total fixed income securities	1,495,924	(16,812)	34	1,364,315	(92,302)	53	2,860,239	(109,114)	87
Common stocks, at fair value	—	—	—	13,797	(781)	1	13,797	(781)	1
Total temporarily impaired securities	$1,495,924	$(16,812)	34	$1,378,112	$(93,083)	54	$2,874,036	$(109,895)	88

The Company believes the gross unrealized depreciation is temporary in nature and has not recorded a realized investment loss in its statement of operations related to these securities. Given the size of its investment portfolio and capital position, the Company has the ability and intent to hold these securities until the fair value recovers to its original cost.

(d) Common Stocks, at Equity

Common stocks, at equity, totaled $157.5 million as of December 31, 2007, compared to $245.4 million as of December 31, 2006. The following table shows the components of common stocks, at equity, as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Fairfax Asia Limited	$ 60,946	$ 47,545
TRG Holding Corporation	77,714	79,859
Advent Capital (Holdings) PLC	16,093	19,718
MFXchange Holdings Inc.	2,191	1,926
Hub International Limited	—	95,993
Other	506	375
Total common stocks, at equity	$157,450	$245,416

For common stocks, at equity, as of December 31, 2007, the relative ownership held by the Company is: Fairfax Asia Limited (100% owned by Fairfax, which includes a 25.9% economic interest owned by the Company), TRG Holding Corporation (100% owned by Fairfax, which includes 13.0% owned by the Company), Advent (44.5% owned by Fairfax, which includes 8.1% owned by the Company) and MFXchange Holdings Inc. ("MFX")

(100% owned by Fairfax, which includes 7.4% owned by the Company). Common stocks, at equity, and certain other invested assets, are recorded under the equity method of accounting based on the Company's proportionate share of income or loss and changes in shareholders' equity of the investee. Due to the timing of when financial information is reported by investees, results attributable to the investments are generally reported by the Company on a one month or one quarter lag. Dividends received by the Company from these entities were $4.7 million, $6.0 million, and $6.0 million for the years ended December 31, 2007, 2006, and 2005, respectively. The Company routinely evaluates the carrying value of these investments by reviewing, among other things, each investee's current and expected operating performance and current and historical trading values of the issuer's securities, where applicable.

The Company sold its 13.2% ownership (5.3 million shares) of Hub International Limited ("Hub") during June 2007 to a group of private equity firms for $41.50 per share in cash; accordingly, the Company had no equity interest in Hub as of December 31, 2007.

The Company recognized a pre-tax realized investment gain of $119.2 million ($77.5 million, after tax) related to the sale of its ownership in Hub.

During 2006, the Company redeemed its interest in HWIC Asia, an investment vehicle that primarily invests in public foreign equities, resulting in a pre-tax realized gain of $75.1 million. HWIC Asia had been reflected in the Company's consolidated financial statements in accordance with the equity method of accounting since the second quarter of 2005. The carrying value of investments reflected in the value of HWIC Asia is established at their fair value based on quoted market prices. In accordance with the equity method of accounting, interest and dividend income, and realized gains and losses of HWIC Asia are included in net investment income.

The following table reflects the effect of the Company's redemption of HWIC Asia shares during the year ended December 31, 2006 (in thousands):

	Year Ended December 31, 2006
Shares redeemed	6,016
Consideration	$424,372
Realized gain, pre-tax	$ 75,149

The Company's equity in the net income of HWIC Asia is included in pre-tax net investment income and is comprised of the following items for the years ended December 31, 2006 and 2005 (in thousands):

	2006	2005
Equity in net investment income of HWIC Asia	$ 1,061	$ 5,069
Equity in net realized investment gains of HWIC Asia	167,646	27,906
Equity in net income of HWIC Asia, before taxes	$168,707	$32,975

Including pre-tax realized investment gains of $75.1 million for the year ended December 31, 2006, related to the redemption of HWIC Asia shares, total realized investment gains from the Company's interest in HWIC Asia were $242.8 million and $27.9 million, pre-tax for the years ended December 31, 2006 and 2005, respectively.

A summary of HWIC Asia's financial information, and the Company's proportionate share of HWIC Asia as of August 16, 2006, the date of the Company's redemption of HWIC Asia, for the period January 1, 2006 through August 16, 2006 and the year ended December 31, 2005 follows (in thousands):

	Investee Financial Statements	Company Share
	August 16, 2006	August 16, 2006
Invested assets	$121,460	$48,075
Total assets	121,482	48,083
Total liabilities	61	24
Net assets	$121,421	$48,059

	Investee Financial Statements		Company Share	
	January 1 through August 16, 2006	Year Ended December 31, 2005	January 1 through August 16, 2006	Year Ended December 31, 2005
Total revenues	$373,318	$61,068	$169,829	$34,511
Total expenses	1,407	2,463	1,122	1,536
Net income	$371,911	$58,605	$168,707	$32,975

The aggregate of the Company's equity investees' summarized financial information, and the Company's proportionate share thereof, as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, follows (in thousands):

	Investee Financial Statements		Company Share	
	December 31,		December 31,	
	2007	2006	2007	2006
Invested assets	$1,464,477	$1,500,883	$215,163	$226,114
Total assets	1,923,722	3,013,571	284,123	455,599
Total liabilities	881,134	1,445,099	126,673	210,183
Net assets	$1,042,588	$1,568,472	$157,450	$245,416

	Investee Financial Statements			Company Share		
	Year Ended December 31,			Year Ended December 31,		
	2007	2006	2005	2007	2006	2005
Total revenues	$814,523	$1,054,178	$621,542	$107,629	$290,492	$147,640
Total expenses	687,118	590,665	633,201	92,597	109,165	127,426
Net income	$127,405	$ 463,513	$ (11,659)	$ 15,032	$181,327	$ 20,214

(e) Other Invested Assets

Other invested assets totaled $412.7 million as of December 31, 2007, compared to $136.1 million as of December 31, 2006. The following table shows the components of other invested assets as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Hedge funds, at equity	$ 45,814	$ 37,618
Private equity partnerships, at equity	27,216	22,767
Derivatives, at fair value	315,889	53,355
Benefit plan funds, at fair value	17,038	15,641
Other	6,730	6,730
Total other invested assets	$412,687	$136,111

The Company's hedge fund and private equity partnership investments may be subject to restrictions on redemptions or sales, which are determined by the governing documents thereof, and limit the Company's ability to liquidate these investments in the short term. Due to a time lag in reporting by a majority of hedge fund and private equity fund managers, valuations for these investments are reported by OdysseyRe on a one month or one quarter lag. Income from hedge funds and private equity investments included in net investment income totaled $8.2 million, $29.3 million and $15.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. With respect to the Company's $27.2 million in private equity partnerships included in other invested assets as of December 31, 2007, the Company has commitments that may require additional funding of up to $14.0 million. Interest and dividend income, and realized and unrealized gains and losses of hedge funds and private equity partnerships are generally included in net investment income. Other invested assets include $6.7 million related to the Company's investment in O.R.E. Holdings Limited, which is net of an other-than-temporary write-down of $9.9 million, of which $7.5 million and $2.4 million was recognized during the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2007 and 2006, the Company held one collateral loan which constituted a financial instrument without a quoted price, or a "non-traded investment." This collateral loan was fully impaired during 2005. The Company periodically evaluates the carrying values of non-traded investments by reviewing the borrowers' current financial position and the timeliness of their interest and principal payments. As a result of this review, the Company recognized an other-than-temporary write-down of $17.0 million for the year ended December 31, 2005 related to this loan.

(f) Derivative Investments and Short Sales

The Company has utilized, and may continue to utilize, credit default swaps, call options and warrants, total return swaps, interest rate options, forward currency contracts and short sales to manage against adverse changes in the values of assets and liabilities. These products are not linked to specific assets and liabilities on the balance sheet or to a forecasted transaction and, therefore, do not qualify for hedge accounting. The following table sets forth the Company's derivative and short sale positions as of December 31, 2007 and 2006 (in thousands):

	2007			2006		
	Notional Amount	Cost	Fair Value Asset (Liability)	Notional Amount	Cost	Fair Value Asset (Liability)
			(In U.S. Dollars)			
Credit default swaps	$4,978,553	$ 94,184	$307,573	$3,525,182	$ 75,644	$ 13,547
Call options	961,186	1,125	63	643,063	9,770	17,115
Total return swaps	691,013	—	3,848	581,432	—	(546)
Warrants	189,652	6,252	4,407	189,651	6,228	7,550
Forward currency contracts	149,211	—	(2,763)	—	—	—
Embedded options	—	—	—	289,774	19,584	15,144
Short positions — obligation to return borrowed securities	—	(62,310)	(60,675)	—	(115,306)	(119,798)

The Company has purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, that provide a hedge against adverse movements in the fair value of investments and other corporate assets resulting from systemic financial and credit risk. These credit default swaps are acquired by Fairfax and assigned to the Company to facilitate administration of counterparty credit risk and collateral maintenance. Under a credit default swap, the Company agrees to pay at specified periods fixed premium amounts based on an agreed notional principal amount in exchange for the credit default protection on a specified asset. Credit default swaps are recorded at fair value in other invested assets, with the related changes in fair value recognized as a realized gain or loss in the period in which they occur. The credit default swap portfolio had an average term to expiration of 3.6 years as of December 31, 2007. The Company obtains market-derived fair values for its credit default swaps from third-party providers, principally broker-dealers. The Company assesses the reasonableness of the fair values obtained from these providers by comparison to models validated by qualified personnel, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility given potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts' maturities. The fair value of the credit default swaps may vary dramatically either up or down in short periods, and their ultimate value may therefore only be known upon their disposition. As a result of the appreciation in the fair value of the credit default swaps, counterparties to these transactions are required to place government securities as collateral, pursuant to the swap agreements. The fair value of this collateral was $227.8 million at December 31, 2007. The Company does not have the right to sell or repledge this collateral, as it continues to be the property of the counterparties.

The Company has purchased total return swaps as an economic hedge against a general decline in the Company's equity portfolio. The margin maintenance requirement related to the total return swaps was $205.7 million and $10.5 million as of December 31, 2007 and 2006, respectively. The swap transactions expire during the first half of 2008. As of December 31, 2007 and 2006, the Company has provided $210.9 million and $52.1 million, respectively, of U.S. Treasury bills as collateral for the swap transactions. The swap transactions are recorded at fair value in other invested assets as December 31, 2007 and other liabilities as of December 31, 2006, and changes in the fair value are recorded as realized gains or losses in the consolidated statement of operations in the period in which they occur.

In connection with the swap transactions, the Company owns Standard & Poor's 500 depository receipts ("SPDRs") and the Financial Select SPDR Fund ("XLF") index call options with strike prices of approximately 127.8% and 99.8% of the notional amount of the swap transactions as of December 31, 2007 and 2006, respectively. A call option gives the purchaser the right, but not the obligation, to purchase an underlying security at a specific price or prices at or for a certain time. The Company's maximum potential loss on the swap and option transactions was $193.2 million and $0.9 million as of December 31, 2007 and 2006, respectively. The call options are recorded at fair value in other invested assets, and changes in the fair value are recorded as a realized gain or loss in the consolidated statements of operations.

The Company has investments in warrants, which are contracts that grant the holder the right to purchase an underlying financial instrument at a given price and time or at a series of prices and times. Warrants, which are included in other invested assets, are recorded at fair value with the related changes in fair value recognized as a realized gain or loss in the period in which they occur.

The Company has entered into forward currency contracts to manage its foreign currency exchange rate risk on a macro basis. Under a forward currency contract, the Company and the counterparty are obligated to purchase or sell an underlying currency at a specified price and time. Forward currency contracts are recorded at fair value in other liabilities, with the related changes in fair value recognized as a realized gain or loss in the period in which they occur.

In addition, as of December 31, 2007 and 2006, the Company had sold short primarily equity securities, for which it recorded a liability equal to the underlying fair value of the securities. As of December 31, 2007 and 2006, the Company provided cash of $195.8 million and $208.6 million, respectively, as collateral for the borrowed securities. The short positions are recorded at fair value in obligation to return borrowed securities, and changes in the fair value are recorded as a realized gain or loss in the consolidated statement of operations. The Company's net investment income for the years ended December 31, 2007, 2006 and 2005 was reduced by $1.6 million, $7.2 million and $5.0 million, respectively, related to dividend and interest payments associated with the borrowed securities.

In connection with the short sales described above, the Company purchased a SPDR call option as protection against a decline in the value of the short positions. The call option is recorded at fair value in other invested assets in the consolidated balance sheets and changes in the fair value are recorded as a realized gain or loss in the consolidated statements of operations in the period in which they occur.

The Company purchases interest rate options from time to time to protect it from movements in interest rates. Interest rate options give the Company the option, but not the obligation, to enter into an interest rate swap contract under which the Company would receive a floating interest rate and pay a fixed interest rate based on the notional amount of the contract. Interest rate options are recorded at fair value, with the related changes in fair value recognized as a realized gain or loss in the period in which they occur.

The Company holds options on certain securities within its fixed income portfolio, which allows the Company to extend the maturity date of fixed income securities or convert fixed income securities to equity securities. As a result of the adoption of SFAS 155 on January 1, 2007, the Company no longer bifurcates these options from the host fixed income securities, and, beginning on January 1, 2007, changes in the fair value of the hybrid financial instruments are recorded as realized investment gains and losses in the Company's consolidated statements of operations. Prior to the adoption of SFAS 155, changes in the fair value of the host instrument were recorded as unrealized investment gains and losses, a component of shareholders' equity, while changes in the fair value of the embedded options were recorded as realized investment gains and losses. Upon adopting SFAS 155, the Company recorded a cumulative adjustment of $16.5 million to reclassify unrealized investment gains, net of tax, including foreign currency effects, to retained earnings as of January 1, 2007. The following sets forth the components of the cumulative adjustment as of January 1, 2007 (in thousands):

	As of January 1, 2007			
	Cost or Amortized Cost	Fair Value	Gain, pre-tax	Loss, pre-tax
Corporate securities	$150,658	$168,403	$18,941	$(1,196)
Foreign government securities	76,877	84,511	8,426	(792)
Net cumulative effect of a change in accounting principle due to the adoption of SFAS 155	$227,535	$252,914	$27,367	$(1,988)

Counterparties to the derivative instruments expose the Company to credit risk in the event of non-performance. The Company believes this risk is low, given the diversification among various highly rated counterparties. The credit risk exposure is represented by the fair value of the derivative instruments.

The net realized gains or losses on disposal in the table below, represent the total gain or loss from the purchase date of the investment. The following table sets forth the total net realized investment gains and losses on derivatives and short sales for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Credit default swaps:			
Net realized investment gain (loss) on disposal	$ 22,838	$ —	$ (3,979)
Change in fair value	275,486	(22,601)	(32,168)
Net realized investment gain (loss)	298,324	(22,601)	(36,147)
Warrants:			
Net realized investment (loss) gain on disposal	(8)	(253)	6,968
Change in fair value	(3,167)	(4,116)	(95)
Net realized investment (loss) gain	(3,175)	(4,369)	6,873
Forward currency contracts:			
Change in fair value	(2,763)	—	—
Net realized investment loss	(2,763)	—	—
Interest rate options:			
Net realized investment loss on disposal	—	(10,200)	—
Change in fair value	—	7,061	(7,061)
Net realized investment loss	—	(3,139)	(7,061)
Call options:			
Net realized investment gain (loss) on disposal	4,887	(12,603)	—
Change in fair value	(8,408)	12,061	(11,762)
Net realized investment loss	(3,521)	(542)	(11,762)
Total return swaps:			
Net realized investment loss on disposal	(9,608)	(129,620)	—
Change in fair value	4,394	56,089	(11,749)
Net realized investment loss	(5,214)	(73,531)	(11,749)

	2007	2006	2005
Embedded options:			
Net realized investment gain on disposal	—	7,270	41,346
Change in fair value	—	(6,210)	(20,308)
Net realized investment gain	—	1,060	21,038
Total derivatives:			
Net realized investment gain (loss) on disposal	18,109	(145,406)	44,335
Change in fair value	265,542	42,284	(83,143)
Net realized investment gain (loss)	$283,651	$(103,122)	$(38,808)
Short positions:			
Net realized investment gain (loss) on disposal	54,338	8,406	(2,986)
Change in fair value	6,128	(5,455)	7,233
Total net realized investment gain	$ 60,466	$ 2,951	$ 4,247

(g) Assets on Deposit

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutes and regulations of the individual jurisdictions. The assets on deposit are available to settle insurance and reinsurance liabilities. The Company utilizes trust funds in certain transactions where the trust funds are set up for the benefit of the ceding companies and generally take the place of letter of credit requirements. As of December 31, 2007, restricted assets totaled $1.4 billion, with $1.0 billion included in fixed income securities and the remaining balance of $396.6 million included in short-term investments, cash and cash equivalents. Of the $1.4 billion of assets on deposit, $354.9 million was held for foreign regulatory requirements, which included $271.2 million in fixed income securities and the remaining balance of $83.7 million held in short-term investments, cash and cash equivalents.

6. Accumulated Other Comprehensive Income

The following table shows the components of the change in accumulated other comprehensive income, net of deferred income taxes, for the years ending December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Beginning balance of unrealized net appreciation on securities	$ 23,377	$106,137	$ 68,496
Adjustment to beginning balance due to the adoption of SFAS 155 (Note 5)	(12,845)	—	—
Adjusted beginning balance of net unrealized appreciation on securities	10,532	106,137	68,496
Ending balance of unrealized net appreciation on securities	88,315	23,377	106,137
Current period change in unrealized net appreciation on securities	77,783	(82,760)	37,641
Beginning balance of foreign currency translation adjustments	13,447	14,107	54,947
Adjustment to beginning balance due to the adoption of SFAS 155 (Note 5)	(3,651)	—	—
Adjusted beginning balance of foreign currency translation adjustments	9,796	14,107	54,947
Ending balance of foreign currency translation adjustments	8,138	13,447	14,107
Current period change in foreign currency translation adjustments	(1,658)	(660)	(40,840)
Beginning balance of benefit plan liabilities	(11,495)	(1,205)	(1,225)
Ending balance of benefit plan liabilities, excluding the effect of SFAS 158 in 2006	(11,430)	(1,259)	(1,205)
Current period change of benefit plan liabilities	65	(54)	20
Other comprehensive income (loss)	$ 76,190	$ (83,474)	$ (3,179)
Beginning balance of accumulated other comprehensive income	$ 25,329	$119,039	$122,218
Other comprehensive income (loss)	76,190	(83,474)	(3,179)
Effect of a change in accounting due to the adoption of SFAS 155 (Note 5)	(16,496)	—	—
Effect of a change in accounting due to the adoption of SFAS 158 (Note 17)	—	(10,236)	—
Change in accumulated other comprehensive income (loss)	59,694	(93,710)	(3,179)
Ending balance of accumulated other comprehensive income	$ 85,023	$ 25,329	$119,039

The components of comprehensive income (loss) for the years ending December 31, 2007, 2006 and 2005 are shown in the following table (in thousands):

	2007	2006	2005
Net income (loss)	$ 595,575	$ 507,906	$(115,722)
Other comprehensive income (loss), before tax:			
Unrealized net appreciation on securities arising during the period	247,052	26,550	125,801
Reclassification adjustment for realized gains included in net income (loss)	(127,387)	(153,873)	(67,892)
Foreign currency translation adjustments	(2,551)	(1,015)	(62,831)
Benefit plan liabilities	100	(84)	30
Other comprehensive income (loss), before tax	117,214	(128,422)	(4,892)
Tax benefit (expense):			
Unrealized net appreciation on securities arising during the period	(86,468)	(9,292)	(44,030)
Reclassification adjustment for realized gains included in net income (loss)	44,586	53,855	23,762
Foreign currency translation adjustments	893	355	21,991
Benefit plan liabilities	(35)	30	(10)
Total tax benefit (expense)	(41,024)	44,948	1,713
Other comprehensive income (loss), net of tax	76,190	(83,474)	(3,179)
Comprehensive income (loss)	$ 671,765	$ 424,432	$(118,901)

7. Unpaid Losses and Loss Adjustment Expenses

The following table sets forth the activity in the liability for unpaid losses and loss adjustment expenses for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Gross unpaid losses and loss adjustment expenses, beginning of year	$5,142,159	$5,117,708	$4,224,624
Less: ceded unpaid losses and loss adjustment expenses, beginning of year	739,019	1,206,785	1,052,733
Net unpaid losses and loss adjustment expenses, beginning of year	4,403,140	3,910,923	3,171,891
Add: Losses and loss adjustment expenses incurred related to:			
Current year	1,367,857	1,344,322	1,888,946
Prior years	40,507	139,875	172,665
Total losses and loss adjustment expenses incurred	1,408,364	1,484,197	2,061,611
Less: Paid losses and loss adjustment expenses related to:			
Current year	251,373	251,254	380,767
Prior years	1,111,139	787,311	913,684
Total paid losses and loss adjustment expenses	1,362,512	1,038,565	1,294,451
Effects of exchange rate changes	26,584	46,585	(28,128)
Net unpaid losses and loss adjustment expenses, end of year	4,475,576	4,403,140	3,910,923
Add: ceded unpaid losses and loss adjustment expenses, end of year	643,509	739,019	1,206,785
Gross unpaid losses and loss adjustment expenses, end of year	$5,119,085	$5,142,159	$5,117,708

Estimates of reserves for unpaid losses and loss adjustment expenses are contingent on many events that may or may not occur in the future. These events include losses arising from a variety of catastrophic events, such as hurricanes, windstorms and floods. The eventual outcome of these events may be different from the assumptions underlying the Company's reserve estimates. In the event that the business environment and loss trends diverge from expected trends, the Company may have to adjust its reserves accordingly, potentially resulting in adverse or favorable effects to the Company's financial results. The Company believes that the recorded estimate represents the best estimate of unpaid losses and loss adjustment expenses based on the information available as of December 31, 2007. The estimate is reviewed on a quarterly basis and the ultimate liability may be more or less than the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

Losses and loss adjustment expenses incurred related to the current year, as reflected in the table above, were $1,367.9 million, $1,344.3 million and $1,888.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increase in losses and loss adjustment expenses incurred for the year ended December 31, 2007 was primarily attributable to increased catastrophe losses, partially offset by reduced loss exposure associated with a decline in earned premium. The decrease in losses and loss adjustment expenses incurred for the year ended December 31, 2006 was primarily attributable to decreased catastrophe losses. For the years ended December 31, 2007, 2006 and 2005, current year catastrophe events were $105.9 million, $34.9 million and $537.9 million, respectively. For the year ended December 31, 2007, the total catastrophe losses included $38.5 million for

Windstorm Kyrill, $12.3 million for Cyclone Gonu and $10.0 million for the Mexico flood in Tabasco. For the year ended December 31, 2006, the total catastrophe losses did not include any significant loss events. For the year ended December 31, 2005, the total catastrophe losses of $537.9 million included net losses and loss adjustment expenses of $445.9 million, net of reinsurance of $241.1 million, related to Hurricanes Katrina, Rita and Wilma, which occurred during the third and fourth quarters of 2005. In addition, for the year ended December 31, 2005, the Company incurred losses of $25.6 million related to Windstorm Erwin.

Net losses and loss adjustment expenses incurred related to prior years were $40.5 million, $139.9 million and $172.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. Prior period losses and loss adjustment expenses for the year ended December 31, 2007 included $0.9 million related to prior period catastrophe activity. The remaining amount of prior period losses and loss adjustment expenses for the year ended December 31, 2007 was predominantly attributable to increased non-catastrophe loss estimates in the Americas division of $131.4 million, which included $77.4 million for increased asbestos and environmental loss estimates, principally attributable to the annual review of these exposures, and $21.2 million related to settlement of litigation during the third quarter, with the remainder predominantly attributable to increased loss estimates due to loss emergence greater than expectations during the year on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations in the period on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions. Prior period losses and loss adjustment expenses for the year ended December 31, 2006 included $42.6 million related to prior period catastrophe activity, principally related to an increase in loss estimates on marine business for Hurricane Rita and the triggering of industry loss warranty contracts written by the Company for Hurricane Wilma due to unexpected deterioration in industry-wide Wilma loss estimates as well as unexpected loss emergence on Florida proportional property accounts in the period. In addition, prior period losses and loss adjustment expenses for the year ended December 31, 2006 for asbestos were increased $27.1 million, principally attributable to the annual review of this exposure. The remaining amount of prior period losses of $70.2 million in 2006 was predominantly attributable to increased loss estimates due to loss emergence greater than expectations during the year on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations during the year on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions. Prior period losses and loss adjustment expenses for the year ended December 31, 2005 included $15.0 million related to 2004 and prior catastrophe activity, principally related to greater than expected emergence in 2005 on the 2004 Florida Hurricanes, the Indonesian earthquake and resulting tsunami, and Typhoon Songda. In addition, prior period losses and loss adjustment expenses for the year ended December 31, 2005 for asbestos were increased $41.2 million, principally attributable to the annual review of this exposure. The remaining amount of prior period losses of $116.5 million in 2005 was predominantly attributable to increased loss estimates due to loss emergence greater than expectations during the year on U.S. casualty business. This increase was partially offset by reduced loss estimates due to loss emergence lower than expectations during the year on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions. Competitive market conditions and an increase in corporate improprieties and bankruptcies during the late 1990s and early 2000s have adversely impacted the Company's ability to estimate losses and loss adjustment expenses in recent calendar years attributable to U.S. casualty business written during this period. In particular, U.S. business written in the late 1990s and early 2000s has generated unexpectedly prolonged emergence patterns due to an increasing level of deductibles, expanded coverage and expanded policy terms.

Ceded unpaid losses and loss adjustment expenses were $643.5 million, $739.0 million and $1,206.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The decrease reflected in ceded unpaid losses and loss adjustment expenses for the year ended December 31, 2007 was principally attributable to a $49.3 million decrease in unpaid reinsurance recoverables related to the Company's whole account aggregate excess of loss retrocessional agreements and a $27.5 million decrease in unpaid reinsurance recoverables related to miscellaneous excess of loss retrocessional agreements. The decrease reflected in ceded unpaid losses and loss adjustment expenses for the year ended December 31, 2006 was principally attributable to a $210.0 million decrease in property catastrophe unpaid reinsurance recoverables related to the 2005 hurricanes, a $129.4 million decrease in reinsurance recoverables related to the 1995 Stop Loss Agreement and a $90.4 million decrease in unpaid reinsurance recoverables related to the Company's whole account aggregate excess of loss retrocessional agreements.

The Company uses tabular reserving for workers' compensation indemnity reserves, which are considered to be fixed and determinable, and discounts such reserves using an interest rate of 3.5%. Losses have been discounted using the Life Table for Total Population: United States, 2004. Reserves reported at the discounted value were $128.7 million and $134.2 million as of December 31, 2007 and 2006, respectively. The amount of case reserve discount was $62.4 million and $64.9 million as of December 31, 2007 and 2006, respectively. The amount of incurred but not reported reserve discount was $27.0 million and $30.2 million as of December 31, 2007 and 2006, respectively.

8. Asbestos and Environmental Losses and Loss Adjustment Expenses

The Company has exposure to losses from asbestos, environmental pollution and other latent injury damage claims. Gross unpaid asbestos and environmental losses and loss adjustment expenses as of December 31, 2007 were $381.3 million, representing 7.4% of total gross unpaid losses and loss adjustment expenses. Exposure arises from reinsurance contracts written by Clearwater under which the Company has assumed liabilities, on an indemnity or assumption basis, from ceding companies, primarily in connection with general liability insurance policies issued by such ceding companies. The Company's estimate of its ultimate liability for such exposures includes "case basis" reserves and a provision for liabilities incurred but not reported. Case basis reserves are a combination of reserves reported to the Company by ceding companies and additional case reserves determined by the Company. The provision for liabilities incurred but not reported is established based on an annual review of the Company's experience and external trends in reported loss and claim payments, with monitoring of emerging experience on a quarterly basis.

Estimation of ultimate asbestos and environmental liabilities is unusually complex due to several factors resulting from the long period between exposure and manifestation of these claims. This lag can complicate the identification of the sources of asbestos and environmental exposure, the verification of coverage and the allocation of liability among insurers and reinsurers over multiple years. This lag also exposes the claim settlement process to changes in underlying laws and judicial interpretations. There continues to be substantial uncertainty regarding the ultimate number of insureds with injuries resulting from these exposures.

In addition, other issues have emerged regarding asbestos exposure that have further impacted the ability to estimate ultimate liabilities for this exposure. These issues include an increasingly aggressive plaintiffs' bar, an increased involvement of defendants with peripheral exposure, the use of bankruptcy filings due to asbestos liabilities as an attempt to resolve these liabilities to the disadvantage of insurers, the concentration of litigation in venues favorable to plaintiffs, and the potential of asbestos litigation reform at the state or federal level.

The Company's reserves for asbestos and environmental related liabilities displayed below are from business written prior to 1986. The Company's asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 2007, 2006 and 2005, is set forth in the table below (in thousands):

	2007	2006	2005
Asbestos			
Gross unpaid losses and loss adjustment expenses, beginning of year	$308,747	$274,724	$242,151
Add: Gross losses and loss adjustment expenses incurred	85,923	62,460	54,212
Less: Gross calendar year paid losses and loss adjustment expenses	55,399	28,437	21,639
Gross unpaid losses and loss adjustment expenses, end of year	$339,271	$308,747	$274,724
Net unpaid losses and loss adjustment expenses, beginning of year	$189,015	$119,268	$ 82,710
Add: Net losses and loss adjustment expenses incurred	62,970	27,127	41,165
Less: Net calendar year paid losses and loss adjustment expenses	29,559	(42,620)	4,607
Net unpaid losses and loss adjustment expenses, end of year	$222,426	$189,015	$119,268
Environmental			
Gross unpaid losses and loss adjustment expenses, beginning of year	$ 35,935	$ 40,420	$ 29,898
Add: Gross losses and loss adjustment expenses incurred	14,180	(628)	9,748
Less: Gross calendar year paid losses and loss adjustment expenses	8,131	3,857	(774)
Gross unpaid losses and loss adjustment expenses, end of year	$ 41,984	$ 35,935	$ 40,420
Net unpaid losses and loss adjustment expenses, beginning of year	$ 26,745	$ 13,522	$ 16,251
Add: Net losses and loss adjustment expenses incurred	14,474	(2,170)	(846)
Less: Net calendar year paid losses and loss adjustment expenses	6,734	(15,393)	1,883
Net unpaid losses and loss adjustment expenses, end of year	$ 34,485	$ 26,745	$ 13,522

Net losses and loss adjustment expenses incurred for asbestos claims increased $63.0 million, $27.1 million and $41.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The increases in net losses and loss adjustment expenses incurred were primarily attributable to the annual reviews of claim activity and loss emergence trend information obtained in the calendar periods from ceding companies and other industry sources. Upon consideration of this new loss emergence information received in 2007, 2006 and 2005, we revised the loss development assumptions used in our asbestos loss reserving analyses, which had the effect of increasing our asbestos loss estimates for these calendar periods. The increase in 2006 net losses and loss adjustment expenses incurred included a $17.3 million benefit resulting from the amortization of the deferred gain related to the 1995 Stop Loss Agreement and a loss of $3.8 million related to the commutation of this agreement in addition to a net reserve increase of $40.6 million. Also as a result of this commutation, net reserves were increased by $49.9 million and net paid losses were decreased by $63.4 million.

Net losses and loss adjustment expenses incurred for environmental claims increased $14.5 million for the year ended December 31, 2007 and decreased $2.2 million and $0.8 million for the years ended December 31, 2006 and 2005, respectively. The increase in 2007 net losses and loss adjustment expenses incurred was attributable to the annual review of this exposure. The decrease in 2006 net losses and loss adjustment expenses incurred included a net reserve decrease of $0.3 million, a $3.1 million benefit resulting from the amortization of the deferred gain related to the 1995 Stop Loss Agreement and a loss of $1.2 million related to the commutation of this agreement. As a result of this commutation, net reserves were increased by $17.3 million and net paid losses were decreased by $19.2 million.

The Company's survival ratio for asbestos and environmental related liabilities as of December 31, 2007 is 11 years. The Company's underlying survival ratio for asbestos related liabilities is 11 years and for environmental related liabilities is 17 years. The asbestos and environmental related liability survival ratio represents the asbestos and environmental reserves, net of reinsurance, on December 31, 2007, divided by the average paid asbestos and environmental claims for the last three years of $22.8 million which are net of reinsurance but prior to amounts subject to cession to the 1995 Stop Loss Agreement.

9. Reinsurance and Retrocessions

The Company utilizes retrocessional agreements to reduce and spread the risk of loss on its insurance and reinsurance business and to limit our exposure to multiple claims arising from a single occurrence The Company is subject to accumulation risk with respect to catastrophic events involving multiple treaties, facultative certificates and insurance policies. To protect against these risks, the Company purchases catastrophe excess of loss protection. The retention, the level of capacity purchased, the geographical scope of the coverage and the costs vary from year to year. In 2007, the Company purchased some non-U.S. catastrophe excess of loss protection as well as some specific protections for its facultative property accounts in Latin America and Asia. Additionally, the Company purchases specific protections related to the business underwritten by its U.S. Insurance division.

There is a credit risk with respect to reinsurance, which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements in force. Reinsurance recoverables are recorded as assets and a reserve for uncollectible reinsurance recoverables is established, based on the Company's evaluation of each retrocessionaires' ability to meet their obligations under the agreements. Premiums written and earned are stated net of reinsurance ceded in the consolidated statements of operations. Direct, reinsurance assumed, reinsurance ceded and net amounts for the years ended December 31, 2007, 2006 and 2005 follow (in thousands):

	2007	2006	2005
Premiums Written			
Direct	$ 736,822	$ 712,149	$ 763,270
Add: assumed	1,545,860	1,623,593	1,863,650
Less: ceded	193,239	174,807	325,251
Net	$2,089,443	$2,160,935	$2,301,669
Premiums Earned			
Direct	$ 738,116	$ 728,949	$ 737,165
Add: assumed	1,566,392	1,706,589	1,873,119
Less: ceded	183,971	209,712	333,464
Net	$2,120,537	$2,225,826	$2,276,820

The total amount of reinsurance recoverable on paid and unpaid losses as of December 31, 2007 and 2006 was $726.6 million and $798.8 million, respectively. The Company has established a reserve for potentially uncollectible reinsurance recoverables based upon an evaluation of each retrocessionaire and the Company's assessment as to the collectability of individual balances. The reserve for uncollectible recoverables as of December 31, 2007 and 2006 was $44.4 million and $42.5 million, respectively, and has been netted against reinsurance recoverables on loss payments in the consolidated balance sheets. The Company has also established a reserve for potentially uncollectible assumed reinsurance balances of $1.5 million and $1.9 million as of December 31, 2007 and 2006, respectively, which has been netted against premiums receivable.

The Company's reinsurance protection, which covered certain amounts of its 1995 and prior unpaid losses and loss adjustment expenses (the "1995 Stop Loss Agreement"), provided by nSpire Re Limited ("nSpire Re"), a wholly-owned subsidiary of Fairfax, was commuted effective September 29, 2006, for consideration of $63.2 million. In accordance with the terms of the commutation agreement, the Company commuted ceded loss reserves of $71.8 million, resulting in a commutation loss of $5.5 million, pre-tax, for the year ended December 31, 2006. The 1995 Stop Loss Agreement was originally entered into with Skandia Insurance Company Ltd. ("Skandia") in conjunction with the purchase of Clearwater in 1996. Pursuant to the agreement, the Company paid a premium of $60.5 million in 1995 for protection of $175.0 million in excess of Clearwater's December 31, 1995 reserves for net unpaid losses and loss adjustment expenses and reserves for uncollectible reinsurance. In January 1999, the liabilities under the contract were assigned by Skandia to nSpire Re for $97.0 million in consideration. Following the assignment to nSpire Re, the Company accounted for the 1995 Stop Loss Agreement as retroactive reinsurance. Accordingly, losses ceded under the contract in excess of $97.0 million in the aggregate had been recorded as a deferred gain rather than as a benefit in the applicable periods. The deferred gain had been amortized into income over the estimated remaining settlement period of the underlying claims. As of December 31, 2005, the Company has utilized the full limit of $175.0 million under the 1995 Stop Loss Agreement. The Company ceded losses of $17.5 million to the 1995 Stop Loss Agreement, resulting in income of $11.3 million ($7.3 million after tax) for the year ended December 31, 2005. There were no cessions to this agreement in 2006. The Company received $78.0 million in cash from nSpire Re on March 29, 2006, which reduced the outstanding recoverable. As the $78.0 million was received in advance of the payment of the underlying claims by the Company, it is included as an adjustment to net unpaid losses and loss adjustment expenses, which increased by $78.0 million. In connection with the receipt of this cash, the Company has recognized $19.3 million ($12.5 million after tax) of the cumulative deferred gain, an increase of $17.9 million ($11.7 million after tax) over the anticipated deferred gain amortization, as a reduction in losses and loss adjustment expenses.

For the years ending December 31, 2001 and prior, the Company utilized whole account aggregate excess of loss retrocessional coverage ("Whole Account Excess of Loss Agreements") to manage its exposures, including catastrophic occurrences and the potential accumulation of exposures. As further discussed below, during the second quarter of 2006, the Company commuted certain whole account excess of loss agreements. In addition, Whole Account Excess of Loss Agreements were purchased covering underwriting years 2002 through 2004 though no losses were ceded to these coverages. In each calendar year, the Company has the ability to cede losses attributable to certain prior periods to the Whole Account Excess of Loss Agreements to the extent there are limits remaining for the period. These agreements cover business written or incepting during a defined period of time (underwriting year), which is typically twelve months, or in other cases, business earned during a defined period of time (accident year). The Whole Account Excess of Loss Agreements were purchased on an underwriting year basis for 1996 through 2004 and on an accident year basis for 1994 and 1995. Accident year agreements were also purchased to supplement the 1996 and 1997 underwriting year agreements. All of these Whole Account Excess of Loss Agreements covering underwriting and accident years have been commuted except for two agreements covering underwriting years 2000 and 2001. Loss cession limits on these two covers still outstanding have been fully utilized. Each agreement provides for recoveries from the retrocessionaires, subject to a limit, in the event that the net subject business results in a composite ratio (the sum of the commission and loss ratios), in excess of a specified attachment point. The attachment point is net of other inuring third party reinsurance. The premium paid, net of commission, by the Company is calculated based on a contractual fixed rate that is applied to the total premiums covered by the retrocession agreements. Each agreement includes a provision for additional premium, subject to a maximum, based on the amount of loss activity under the agreement. Reinsurance recoverables on paid and unpaid losses are fully secured by letters of credit or funds held by the Company.

In each calendar year, subject to certain limits, the Company has the ability to cede losses that are attributable to the covered period until all applicable losses are paid and settled, which is typically several years beyond the covered period, or until the contract is terminated by the Company. The ability of the Company to cede losses in any given calendar year that are attributable to prior periods will depend on the nature of the risk which generated the loss, the time period from which the losses originate and whether there are limits remaining covering the subject period. Losses attributable to prior periods are ceded to the treaties and recorded in the period in which they are ceded. Additional premiums, if any, are determined and recorded in the period when losses are ceded. When additional premiums are due, the interest on the funds attributable to the additional premiums ceded is typically calculated based on the inception period of the contract and the cumulative interest expense is recognized in the period when additional premiums are due. As of December 31, 2007, the limits for the Whole Account Excess of Loss Agreements have been fully utilized or commuted.

The Whole Account Excess of Loss Agreements provide that the Company may withhold a significant portion of the premium payable to the retrocessionaires in funds held accounts, which, under certain circumstances, may be set-off against the retrocessionaires' losses and other obligations owed to the Company. These funds are shown as a liability in the Company's consolidated balance sheets as funds held under reinsurance contracts. Interest on the funds held account, calculated using a contractual fixed interest rate of approximately 7.0% for those agreements with amounts ceded, is credited quarterly by the Company, which results in an increase in the funds held account balance and is recorded as an expense, reducing the Company's investment income. Loss payments are deducted from the funds held account balance, which reduces the liability as such payments are made.

During the second quarter of 2006, the Company commuted certain Whole Account Excess of Loss Agreements for total consideration of $80.6 million through the settlement of funds held under reinsurance contracts and the receipt of cash from the reinsurer, net of the settlement of outstanding commissions receivable. During the second quarter of 2006, the commutation of these contracts decreased the Company's paid and unpaid reinsurance recoverables by $71.0 million, resulting in a commutation gain of $9.5 million. This commutation covered all outstanding Whole Account Excess of Loss Agreements applicable to underwriting and accident years 1999 and prior, as well as the reinsurer's participation on underwriting years 2000 and 2001.

In addition to the Whole Account Excess of Loss Agreements, the Company entered into a three-year aggregate excess of loss reinsurance contracts protecting its United States facultative casualty business for underwriting years 1998 through 2000 ("Facultative Excess of Loss Agreement") which indemnified the Company for losses in excess of an annual retention, subject to an annual limit of liability. The aggregate limit for underwriting years 1998, 1999 and 2000 was equal to 40% of the Company's total facultative net premiums written, subject to a minimum annual dollar limit of $7.4 million, and a maximum annual dollar limit of $18.5 million. The aggregate limit of liability is $41.6 million across all years, which has been fully utilized. The retention in each year was equal to the greater of $9.3 million or 51.0% of the subject written premium income, together with amounts contributed to a loss payment account under the agreement. The Company maintained a loss payment account for the benefit of the reinsurer, equal to 18.5% of the subject written premium income for underwriting year 1998, and 18.9% for each of 1999 and 2000. A minimum interest credit was applied to the loss payment account, equal to the one year U.S. Treasury Bill yield plus 75 basis points. During December 2006, the Company entered into a commutation and release agreement related to this contract, pursuant to which all rights, obligations and liabilities were fully and finally settled. As a result of the commutation, a pre-tax loss of $1.4 million was recognized. Recoverables were reduced by $16.1 million for the year ended December 31, 2006.

The income (loss) before income taxes reflected in the Company's statements of operations related to the Company's Whole Account Excess of Loss Agreements and Facultative Excess of Loss Agreement, including the effect of commutations, for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

	2007	2006	2005
Ceded earned premium	$ 185	$(1,695)	$(13,921)
Ceded acquisition costs	2,695	1,500	5,262
Ceded losses and loss adjustment expenses	(78)	8,287	18,725
Net underwriting income	2,802	8,092	10,066
Interest expense	(7,052)	(8,696)	(18,589)
Loss before income taxes	$(4,250)	$ (604)	$ (8,523)

The Company has recorded interest expense associated with other ceded reinsurance agreements, and not reflected in the table above, of $975 thousand, $571 thousand and $485 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

As indicated by the table above, for the years ended December 31, 2007, 2006 and 2005, the Company ceded $(0.1) million, $8.3 million and $18.7 million, respectively, of losses and loss adjustment expenses, primarily to the 2001 aggregate excess of loss treaty. The increases in losses ceded to the Company's Whole Account and Facultative Excess of Loss Agreements, for the years ended December 31, 2006 and 2005 were primarily attributable to adverse loss development on casualty business written in 2001. Losses ceded to the Company's Whole Account and Facultative Excess of Loss Agreements were minimal in 2007 and represented 1.1% of the Company's pre-tax income in 2006, and 10.3% of pre-tax loss in 2005.

The reinsurance recoverables on paid and unpaid losses related to the 2000 and 2001 underwriting years Whole Account Excess of Loss Agreements are $74.0 million and $122.2 million as of December 31, 2007 and 2006, respectively. Funds held under reinsurance contracts related to these agreements, shown as a liability on the Company's consolidated balance sheets, reflect $58.1 million and $83.4 million as of December 31, 2007 and 2006, respectively. Other collateral related to these agreements is $33.6 million and $43.2 million as of December 31, 2007 and 2006, respectively.

10. Reinsurance Recoverables

The Company's ten largest reinsurers represent 49.1% of its total reinsurance recoverables as of December 31, 2007. Amounts due from all other reinsurers are diversified, with no other individual reinsurer representing more than $14.7 million, or 2.0%, of reinsurance recoverables as of December 31, 2007, and the average balance is less than $3.0 million. The Company held total collateral of $184.1 million as of December 31, 2007, representing 25.3% of total reinsurance recoverables. The following table shows the total amount that is recoverable from each of the Company's ten largest reinsurers for paid and unpaid losses as of December 31, 2007, the amount of collateral held, and each reinsurer's A.M. Best rating (in thousands):

Reinsurer	Reinsurance Recoverables	Percent of Total	Collateral	A.M. Best Rating
Underwriters Reinsurance Company (Barbados)	$ 73,992	10.2%	$ 73,992	NR
Lloyd's of London	72,508	10.0	300	A
Swiss Reinsurance America Corporation	35,225	4.8	—	A+
Swiss Re UK	33,493	4.6	—	A+
Federal Insurance Company	33,137	4.6	—	A++
Hannover Rueckversicherung — AG	26,472	3.6	394	A
Transatlantic Reinsurance Company	23,084	3.2	—	A+
Ace Property and Casualty Insurance	22,317	3.1	—	A+
Arch Reinsurance Company	20,387	2.8	23,594	A
Partner Reinsurance Company of US	16,377	2.2	—	A+
Sub total	356,992	49.1	98,280	
All other	369,640	50.9	85,861	
Total	$726,632	100.0%	$184,141	

Reinsurance recoverables were $798.8 million and collateral was $238.2 million, or 29.8% of the reinsurance recoverable balance, as of December 31, 2006.

Several individual reinsurers are part of the same corporate group. The following table shows the five largest aggregate amounts that are recoverable from all individual entities that form part of the same corporate group as of December 31, 2007 and the amount of collateral held from each group (in thousands):

Reinsurer	Reinsurance Recoverable	Percent of Total	Collateral
Swiss Re Group	$156,607	21.5%	$ 73,993
Lloyd's of London	72,508	10.0	300
Chubb Group	33,858	4.6	—
Ace INA Group	29,554	4.1	—
HDI Group	26,617	3.7	415
Sub total	319,144	43.9	74,708
All other	407,488	56.1	109,433
Total	$726,632	100.0%	$184,141

The Company is the beneficiary of letters of credit, cash, and other forms of collateral to secure certain amounts due from its reinsurers. The total amount of collateral held by the Company as of December 31, 2007 is

$184.1 million, which represents 25.3% of the total amount of reinsurance recoverables, comprised of the following forms of collateral (in thousands):

Form of Collateral	Collateral	Percent of Recoverables
Letters of credit	$ 89,282	12.3%
Funds withheld from reinsurers	84,696	11.6
Trust agreements	10,163	1.4
Total	$184,141	25.3%

Each reinsurance contract between the Company and the reinsurer describes the losses which are covered under the contract and terms upon which payments are to be made. The Company generally has the ability to utilize collateral to settle unpaid balances due under its reinsurance contracts when it determines that the reinsurer has not met its contractual obligations. Letters of credit are for the sole benefit of the Company to support the obligations of the reinsurer, providing the Company with the unconditional ability, in its sole discretion, to draw upon the letters of credit in support of any unpaid amounts due under the relevant contracts. Cash and investments supporting funds withheld from reinsurers are included in the Company's invested assets. Funds withheld from reinsurers are typically used to automatically offset payments due to the Company in accordance with the terms of the relevant reinsurance contracts. Amounts held under trust agreements are typically comprised of cash and investment grade fixed income securities and are not included in the Company's invested assets. The ability of the Company to draw upon funds held under trust agreements to satisfy any unpaid amounts due under the relevant reinsurance contracts is typically unconditional and at the sole discretion of the Company.

11. Debt Obligations, Common Shares and Preferred Shares

Debt Obligations

The components of the Company's debt obligations as of December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
7.65% Senior Notes due 2013	$224,746	$224,703
6.875% Senior Notes due 2015	124,408	124,327
Series A Floating Rate Senior Debentures due 2021	50,000	50,000
Series B Floating Rate Senior Debentures due 2016	50,000	50,000
Series C Floating Rate Senior Debentures due 2021	40,000	40,000
4.375% Convertible Senior Debentures due 2022	—	23,474
Total debt obligations	$489,154	$512,504

On November 28, 2006, the Company completed the private sale of $40.0 million aggregate principal amount of floating rate senior debentures, Series C (the "Series C Notes"), due on December 15, 2021. Interest on the Series C Notes accrues at a rate per annum equal to the three-month London Interbank Offer Rate ("LIBOR"), reset quarterly, plus 2.50%, and is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year with the first interest payment having been made on March 15, 2007. The Company has the option to redeem the Series C Notes at par, plus accrued and unpaid interest, in whole or in part on any interest payment date on or after December 15, 2011. For the years ended December 31, 2007 and 2006, the average annual interest rate on the Series C Notes was 7.93% and 7.87%, respectively.

On February 22, 2006, the Company issued $100.0 million aggregate principal amount of floating rate senior debentures, pursuant to a private placement. The net proceeds from the offering, after fees and expenses, were

$99.3 million. The debentures were sold in two tranches, $50.0 million of series A, due March 15, 2021 (the "Series A Notes") and $50.0 million of series B, due March 15, 2016 (the "Series B Notes"). Interest on each series of debentures is due quarterly in arrears on March 15, June 15, September 15 and December 15 of each year. The interest rate on each series of debentures is equal to the three-month LIBOR, reset quarterly, plus 2.20%. The Series A Notes are callable by the Company in 2011 at their par value, plus accrued and unpaid interest, and the Series B Notes are callable by the Company in 2009 at their par value, plus accrued and unpaid interest. For the year ended December 31, 2007, the average annual interest rate on each series of notes was 7.62%, compared to an average annual interest rate of 7.40% for the year ended December 31, 2006.

During the second quarter of 2005, the Company issued $125.0 million aggregate principal amount of senior notes due May 1, 2015. The issue was sold at a discount of $0.8 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 6.875% per annum, which is due semi-annually on May 1 and November 1.

During the fourth quarter of 2003, the Company issued $225.0 million aggregate principal amount of senior notes due November 1, 2013. The issue was sold at a discount of $0.4 million, which is being amortized over the life of the notes. Interest accrues on the senior notes at a fixed rate of 7.65% per annum, which is due semi-annually on May 1 and November 1.

In June 2002, the Company issued $110.0 million aggregate principal amount of convertible senior debentures, due 2022 (the "Convertible Notes"). Interest accrued on the Convertible Notes at a fixed rate of 4.375% per annum, due semi-annually on June 15 and December 15. The Convertible Notes became redeemable at the Company's option on June 22, 2005. Under certain conditions specified in the indenture under which the Convertible Notes were issued (the "Indenture"), each Convertible Notes holder had the right to request conversion of its Convertible Notes into 46.9925 of the Company's common shares for every $1,000 principal amount of the Convertible Notes held by such holder, which represents a conversion price of $21.28 per share. These conditions included the common stock of the Company trading at or above $25.54 per share for a specified period of time. Pursuant to the terms of the Indenture, the Company was permitted to satisfy the conversion obligations in stock or in cash, or in a combination thereof. The conversion conditions were first satisfied on August 9, 2006, and in accordance with the Indenture, the Convertible Notes became convertible, at the option of the holders, on August 14, 2006. As of March 31, 2007, 1,885,143 shares of the Company's common stock were issued to the Convertible Notes holders who elected to convert their Convertible Notes, of which 46,992 shares were converted during three months ended March 31, 2007. In March 2007, the Company announced that it had called for the redemption of the remaining $22.5 million principal value of the outstanding Convertible Notes. At the close of business on April 30, 2007, all holders of the Convertible Notes had exercised their rights of conversion with respect to the Convertible Notes. Accordingly, on May 1, 2007, the Company issued 1,056,107 shares of its common stock related to the final conversion of $22.5 million principal value of the Convertible Notes, and no Convertible Notes remained outstanding as of such date.

During the years ended December 31, 2006 and 2005, the Company repurchased portions of its Convertible Notes, as reflected in the following table (in thousands):

	2006	2005
Principal value repurchased	$16,930	$30,380
Cost of repurchase	19,333	34,202
Loss on early extinguishment of debt	$(2,403)	$(3,822)

As of December 31, 2007, the aggregate maturities of the Company's debt obligations, at face value, are as follows (in thousands):

Year	Amount
2013	$225,000
2015	125,000
2016	50,000
2021	90,000
Total	$490,000

As of December 31, 2007 and 2006, the amortized cost of the Company's debt obligations was $489.2 million and $512.5 million, respectively, as reflected in the consolidated balance sheets. As of December 31, 2007 and 2006, the estimated fair value of the Company's debt obligations was $506.2 million and $507.9 million, respectively. The estimated fair value is based on quoted market prices for debt similar to the Company's, and discounted cash flow calculations.

On July 13, 2007, the Company entered into a $200.0 million credit facility (the "Credit Agreement") with Wachovia Bank National Association ("Wachovia"), KeyBank National Association and a syndicate of lenders. The Credit Agreement provides for a five-year credit facility of $200.0 million, $100.0 million of which is available for direct, unsecured borrowings by the Company, and all of which is available for the issuance of secured letters of credit. The Credit Agreement contains an option that permits the Company to request an increase in the aggregate amount of the facility by an amount up to $100.0 million, to a maximum facility size of $300.0 million. Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. The Credit Agreement is for working capital and other corporate purposes, including the issuance of letters of credit to support the insurance and reinsurance business of the Company. The Credit Agreement replaced the Company's three-year, $150.0 million credit facility entered into as of September 23, 2005, which has been terminated, and the obligations thereunder have been satisfied.

As of December 31, 2007, there was $56.5 million outstanding under the Credit Agreement, all of which was in support of letters of credit. Loans under the Credit Agreement bear interest at a fluctuating rate per annum equal to the higher of (a) the federal funds rate plus 0.5%, and (b) Wachovia's publicly announced prime rate. Alternatively, at the Company's option, loans bear interest at the LIBOR, which is the offered rate that appears on the page of the Telerate screen that displays an average British Bankers Association Interest Settlement Rate for deposits in dollars, plus 0.55%, which additional percentage may be adjusted if the Company's debt rating changes.

Common Shares

On June 15, 2007, the Company's Board of Directors authorized a share repurchase program. Under the program, effective as of such date, the Company may repurchase shares of its common stock on the open market from time to time through June 15, 2009, up to an aggregate purchase price of $200 million. Shares repurchased under the program will be cancelled. Depending on market conditions and other factors, these repurchases may be commenced or suspended at any time, or from time to time, without prior notice. For the year ended December 31, 2007, the Company repurchased and retired 2,636,989 shares of its common stock, at a cost of $94.5 million, an average repurchase price of $35.83 per share.

As a result of the conversion of the Convertible Notes, through December 31, 2006 the Company issued 1,838,151 shares of the Company's common stock. During the year ended December 31, 2007, the Company converted the remaining Convertible Notes into 1,103,099 shares of the Company's common stock, resulting in a decrease to Convertible Notes, and a corresponding increase to shareholders' equity, of $23.5 million.

During the fourth quarter of 2006, Fairfax sold or exchanged an aggregate of 13.1 million shares of the Company's common shares to third parties. As a result, Fairfax's ownership in the Company was reduced from 78.5% as of September 30, 2006 to 59.6% as of December 31, 2006. The Company did not receive any proceeds related to these transactions.

On October 12, 2005, the Company completed the sale of 4.1 million of its common shares at a price of $24.96 per share, resulting in total common shares outstanding as of December 31, 2005 of 69.1 million shares. Fairfax purchased 3.1 million shares in the offering. Net proceeds to the Company, net of underwriting discounts and commissions, were $102.1 million.

Preferred Shares

On October 20, 2005, the Company completed the sale of $100.0 million of non-cumulative perpetual preferred shares. The Company sold 2.0 million shares of 8.125% Series A perpetual preferred stock and 2.0 million shares of floating rate Series B perpetual preferred stock, for total net proceeds of $97.5 million. The Series A preferred shares have a liquidation preference of $25.00 per share and are redeemable at $25.00 per share at the Company's option, in whole, or in part from time to time, starting on or after October 20, 2010. Dividends on the Series B preferred shares are payable at an annual rate equal to 3.25% above the three-month LIBOR on the applicable determination date. The Series B preferred shares have a liquidation preference of $25.00 per share and are redeemable at the redemption prices below (in thousands, except per share amounts):

	Redemption Price	
Period	Per Share	In Aggregate
October 20, 2010 through October 19, 2011	$25.375	$50,750
October 20, 2011 through October 19, 2012	25.250	50,500
October 20, 2012 through October 19, 2013	25.125	50,250
October 20, 2013 and thereafter	25.000	50,000

Dividends on each series are deferrable on a non-cumulative basis, provided that no dividends or other distributions have been declared or paid or set apart for payment on any other class or series of the Company's capital shares ranking junior to or equal with the preferred shares. Dividends on Series A and Series B preferred shares will each be payable when, as and if declared by the Company's Board of Directors, quarterly in arrears on the 20th day of January, April, July, and October of each year. Deferred dividends on either series will not accrue interest prior to the date of redemption. On November 27, 2007, the Company's Board of Directors declared quarterly dividends of $0.5078125 per share on the Company's 8.125% Series A preferred shares and $0.526875 per share on the Company's floating rate Series B preferred shares. The total dividends of $2.1 million were paid on January 20, 2008 to Series A and Series B preferred shareholders of record on December 31, 2007.

As of December 31, 2007, a subsidiary of Fairfax owned 253,599 shares and 70,000 shares of the Company's Series A and Series B preferred stock, respectively.

12. Segment Reporting

The Company's operations are managed through four operating segments: Americas, EuroAsia, London Market and U.S. Insurance. The Americas division is comprised of the Company's reinsurance operations in the United States, Canada and Latin America, and writes property and casualty business on a treaty and facultative basis. The EuroAsia division writes primarily treaty and facultative property business. The London Market division operates through three distribution channels, Newline at Lloyd's and NICL, which focus on casualty insurance, and the London branch, which focuses on worldwide property and casualty reinsurance. The U.S. Insurance division writes specialty insurance lines and classes of business, such as medical malpractice, professional liability and non-standard automobile.

The financial results of these divisions for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

Year Ended December 31, 2007	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written	$834,921	$565,608	$349,874	$532,279	$2,282,682
Net premiums written	817,849	542,058	305,601	423,935	2,089,443
Net premiums earned	$841,869	$543,141	$306,799	$428,728	$2,120,537
Losses and loss adjustment expenses	661,429	348,593	150,413	247,929	1,408,364
Acquisition costs and other underwriting expenses	270,812	149,424	80,636	114,940	615,812
Total underwriting deductions	932,241	498,017	231,049	362,869	2,024,176
Underwriting income (loss)	$(90,372)	$ 45,124	$ 75,750	$ 65,859	96,361
Net investment income					329,422
Net realized investment gains					539,136
Other expense, net					(14,006)
Interest expense					(37,665)
Income before income taxes					$ 913,248
Underwriting ratios:					
Losses and loss adjustment expenses	78.6%	64.2%	49.0%	57.8%	66.4%
Acquisition costs and other underwriting expenses	32.1	27.5	26.3	26.8	29.1
Combined ratio	110.7%	91.7%	75.3%	84.6%	95.5%

Year Ended December 31, 2006	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written	$ 924,213	$561,232	$340,653	$509,644	$2,335,742
Net premiums written	897,819	542,454	312,524	408,138	2,160,935
Net premiums earned	$ 975,039	$531,378	$333,508	$385,901	$2,225,826
Losses and loss adjustment expenses	765,787	320,434	182,478	215,498	1,484,197
Acquisition costs and other underwriting expenses	299,557	134,590	86,064	97,413	617,624
Total underwriting deductions	1,065,344	455,024	268,542	312,911	2,101,821
Underwriting income (loss)	$ (90,305)	$ 76,354	$ 64,966	$ 72,990	124,005
Net investment income					487,119
Net realized investment gains					189,129
Other expense, net					(21,120)
Interest expense					(37,515)
Loss on early extinguishment of debt					(2,403)
Income before income taxes					$ 739,215
Underwriting ratios:					
Losses and loss adjustment expenses	78.5%	60.3%	54.7%	55.8%	66.7%
Acquisition costs and other underwriting expenses	30.8	25.3	25.8	25.3	27.7
Combined ratio	109.3%	85.6%	80.5%	81.1%	94.4%

Year Ended December 31, 2005	Americas	EuroAsia	London Market	U.S. Insurance	Total
Gross premiums written	$1,130,512	$543,761	$431,665	$520,982	$2,626,920
Net premiums written	1,043,797	512,704	375,249	369,919	2,301,669
Net premiums earned	$1,051,162	$516,175	$386,076	$323,407	$2,276,820
Losses and loss adjustment expenses	1,186,196	326,043	348,759	200,613	2,061,611
Acquisition costs and other underwriting expenses	322,308	136,880	86,943	70,051	616,182
Total underwriting deductions	1,508,504	462,923	435,702	270,664	2,677,793
Underwriting income (loss)	$ (457,342)	$ 53,252	$ (49,626)	$ 52,743	(400,973)
Net investment income					220,092
Net realized investment gains					59,866
Other expense, net					(27,014)
Interest expense					(29,991)
Loss on early extinguishment of debt					(3,822)
Loss before income taxes					$ (181,842)
Underwriting ratios:					
Losses and loss adjustment expenses	112.8%	63.2%	90.3%	62.0%	90.5%
Acquisition costs and other underwriting expenses	30.7	26.5	22.5	21.7	27.1
Combined ratio	143.5%	89.7%	112.8%	83.7%	117.6%

Gross Premiums Written by Major Unit/Division

	Years Ended December 31,		
	2007	2006	2005
United States	$ 650,614	$ 756,425	$ 929,951
Latin America	141,433	134,947	148,619
Canada	43,287	32,041	50,371
Other	(413)	800	1,571
Total Americas	834,921	924,213	1,130,512
EuroAsia	565,608	561,232	543,761
London Market	349,874	340,653	431,665
U.S. Insurance	532,279	509,644	520,982
Total gross premiums written	$2,282,682	$2,335,742	$2,626,920

Gross Premiums Written by Type of Business/Business Unit

	Years Ended December 31,		
	2007	2006	2005
Americas			
Property excess of loss	$ 125,053	$ 122,689	$ 135,690
Property proportional	123,331	158,116	227,387
Property facultative	19,479	13,747	24,065
Subtotal property	267,863	294,552	387,142
Casualty excess of loss	181,470	231,141	203,419
Casualty proportional	232,542	221,163	345,833
Casualty facultative	81,995	94,103	105,140
Subtotal casualty	496,007	546,407	654,392
Marine and aerospace	25,427	36,199	37,583
Surety and credit	45,592	46,388	52,192
Miscellaneous lines	32	667	(797)
Total Americas	834,921	924,213	1,130,512
EuroAsia			
Property excess of loss	159,985	143,640	140,046
Property proportional	195,290	203,827	203,062
Property facultative	2,275	3,220	3,266
Subtotal property	357,550	350,687	346,374
Casualty excess of loss	66,755	70,422	66,860
Casualty proportional	41,492	38,697	35,033
Subtotal casualty	108,247	109,119	101,893
Marine and aerospace	48,158	45,888	43,166
Surety and credit	51,653	55,538	52,328
Total EuroAsia	565,608	561,232	543,761
London Market			
Property excess of loss	66,318	47,467	79,393
Property proportional	1,107	(20)	8,273
Subtotal property	67,425	47,447	87,666
Casualty excess of loss	6,789	15,193	17,531
Casualty proportional	15,964	13,193	23,149
Subtotal casualty	22,753	28,386	40,680
Marine and aerospace	55,153	62,315	61,031
Liability lines — Newline and NICL	201,492	198,880	234,929
Other — Newline	3,051	3,625	7,359
Total London Market	349,874	340,653	431,665

	Years Ended December 31,		
	2007	2006	2005
U.S. Insurance			
Medical malpractice	130,150	152,811	150,654
Professional liability	139,320	131,034	114,172
Personal auto	51,580	77,673	103,619
Specialty liability	90,398	81,832	90,490
Commercial auto	52,374	35,545	32,374
Property and package	68,457	30,749	29,673
Total U.S. Insurance	532,279	509,644	520,982
Total gross premiums written	$2,282,682	$2,335,742	$2,626,920

The Company does not maintain separate balance sheet data for each of its operating segments. Accordingly, the Company does not review and evaluate the financial results of its operating segments based upon balance sheet data.

13. Federal and Foreign Income Taxes

The components of the federal and foreign income tax provision (benefit) included in the consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 follow (in thousands):

	2007	2006	2005
Current:			
United States	$123,527	$126,693	$(34,811)
Foreign	78,276	18,274	21,492
Total current income tax provision (benefit)	201,803	144,967	(13,319)
Deferred:			
United States	113,621	47,979	(60,260)
Foreign	2,249	38,363	7,459
Total deferred income tax provision (benefit)	115,870	86,342	(52,801)
Total federal and foreign income tax provision (benefit)	$317,673	$231,309	$(66,120)

Deferred federal and foreign income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Components of federal and foreign income tax assets and liabilities as of December 31, 2007 and 2006 follow (in thousands):

	2007	2006
Unpaid losses and loss adjustment expenses	$158,937	$163,404
Unearned premiums	42,523	43,295
Reserve for potentially uncollectible balances	13,385	11,714
Pension and benefit accruals	6,717	5,902
Investments	—	33,930
Alternative minimum tax credit	—	16,372
Foreign tax credit	103,349	83,365
Other	—	2,563
Total deferred tax assets	324,911	360,545
Deferred acquisition costs	54,720	52,594
Investments	124,301	53,819
Foreign deferred items	63,245	55,529
Other	4,557	—
Total deferred tax liabilities	246,823	161,942
Net deferred tax assets	78,088	198,603
Deferred income taxes on accumulated other comprehensive income	(45,780)	(13,628)
Deferred federal and foreign income tax asset	32,308	184,975
Current taxes payable	(45,923)	(68,055)
Federal and foreign income taxes (payable) recoverable	$(13,615)	$116,920

The decrease in the Company's net deferred tax assets as of December 31, 2007 as compared to December 31, 2006 is primarily attributable to an increase in the fair value of the Company's derivative instruments, resulting in an increase in the Company's deferred tax liabilities as of December 31, 2007. Management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets and, accordingly, no valuation allowance has been recorded as of December 31, 2007 and 2006.

The following table reconciles federal and foreign income taxes at the statutory federal income tax rate to the Company's tax provision (benefit) for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007		2006		2005	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Loss
Income (loss) before income taxes	$913,248		$739,215		$(181,842)	
Income tax provision (benefit) computed on income (loss) before income taxes	$319,637	35.0%	$258,725	35.0%	$ (63,645)	35.0%
Increase (decrease) in income taxes resulting from:						
Dividend received deduction and tax-exempt income	(5,401)	(0.6)	(4,505)	(0.6)	(5,053)	2.8
Prior year tax settlement	—	—	(16,543)	(2.2)	—	—
Other, net	3,437	0.4	(6,368)	(0.9)	2,578	(1.4)
Total federal and foreign income tax provision (benefit)	$317,673	34.8%	$231,309	31.3%	$ (66,120)	36.4%

Included in the income tax provision for the year ended December 31, 2006 is a one-time tax benefit of $16.5 million, which is attributable to the settlement of tax issues related to the acquisition of Clearwater in 1996.

Domestic pre-tax income (loss) was $692.8 million, $513.2 million and ($225.9) million for the years ended December 31, 2007, 2006 and 2005, respectively. Foreign pre-tax income was $220.4 million, $226.0 million and $44.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

As a result of Fairfax reducing its ownership of the Company to below 80% during the third quarter of 2006, the Company was deconsolidated from the United States tax group of Fairfax, and, accordingly, the Company has filed a separate consolidated tax return for the period August 29, 2006 to December 31, 2006 and will file a separate consolidated tax return for 2007. The deconsolidation has no effect on the Company's tax position. Prior to August 29, 2006, the Company was a member of the United States tax group of Fairfax and made payments to Fairfax in accordance with its tax sharing agreements. The Company paid federal and foreign income taxes of $224.6 million, $59.3 million and $63.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company, as of December 31, 2007, has a current tax payable of $45.9 million, which reflects $33.1 million payable to Fairfax and a net payable of $12.8 million to the U.S. federal government and various foreign governments. The Company's tax payable was $68.1 million as of December 31, 2006, which reflects $75.8 million payable to Fairfax, principally offset by foreign tax payables and receivables from the U.S. federal government. The federal income tax provision is allocated to each of the Company's subsidiaries in the consolidated group pursuant to a written agreement, on the basis of each subsidiary's separate taxable income.

The Company files income tax returns with various federal, state, and foreign jurisdictions. The Company's U.S. federal income tax returns for 1999 through 2006 remain open for examination. The Internal Revenue Service expects to complete their audit of the Company's 2003 and 2004 tax returns and commence their audit of the Company's 2005 and 2006 tax returns during 2008. Income tax returns filed with various state and foreign jurisdictions remain open to examination in accordance with individual statutes.

The Company does not have any material unrecognized tax benefits and, accordingly, has not recognized any accrued interest or penalties associated with uncertain tax positions.

14. Commitments and Contingencies

On September 7, 2005, the Company announced that it had been advised by Fairfax that Fairfax had received a subpoena from the Securities and Exchange Commission ("SEC") requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax and any of its affiliates, which included OdysseyRe. The United States Attorney's Office for the Southern District of New York is reviewing documents provided to the SEC in response to the subpoena, and is participating in the investigation into these matters. In addition, the Company provided information and made a presentation to the SEC and the U.S. Attorney's office relating to the restatement of the Company's financial results announced by it on February 9, 2006 and responded to questions with respect to transactions that were part of the restatement. This inquiry is ongoing, and the Company is cooperating fully in addressing its obligations under this subpoena. At the present time, the Company cannot predict the outcome of these matters, or the ultimate effect on the Company's consolidated financial statements, which effect could be material and adverse. No assurance can be made that the Company will not be subject to further requests or other regulatory proceedings of a similar kind.

Odyssey America participated in providing quota share reinsurance to Gulf Insurance Company ("Gulf") from January 1, 1996 to December 31, 2002, under which Gulf issued policies that guaranteed the residual value of automobile leases incepting during this period ("Treaties"). In March 2003, Gulf requested payment of approximately $30.0 million, representing Odyssey America's purported share of a settlement ("Settlement") between Gulf and one of the insureds whose policies, Gulf contended, were reinsured under the Treaties. Odyssey America rejected Gulf's request, contending that (i) Gulf breached its duty to Odyssey America when it placed the Treaties by failing to disclose material information concerning the policy it issued to the insured; and (ii) the Settlement was not covered under the terms of the Treaties. In July 2003, Gulf initiated litigation against Odyssey America, demanding payment relating to the Settlement and other amounts under the Treaties. On August 31, 2007, the Company announced that Odyssey America and Gulf had reached an out-of-court settlement regarding the litigation, including the full and final commutation of the Treaties, and the parties entered into a confidential settlement and release agreement in September 2007. The expenses recognized by the Company in connection with the settlement of this matter for the twelve months ended December 31, 2007 were less than the Company's previously disclosed estimates, and are not material to the financial condition of the Company, taken as a whole.

During the second quarter of 2004, Odyssey America pledged U.S. Treasury Notes with a par value of $162.0 million ("the pledged assets"), or approximately £110.0 million equivalent, to the Society and Council of Lloyd's on behalf of Advent Capital (Holdings) PLC ("Advent") to support Advent's underwriting activities for the 2001 to 2005 underwriting years of account. Advent is 44.5% owned by Fairfax and its affiliates, which includes 8.1% held by OdysseyRe. nSpire Re had previously pledged assets at Lloyd's on behalf of Advent pursuant to a November 2000 agreement with Advent. Advent is responsible for the payment of any losses to support its underwriting activities and the capital resources of Advent, including its funds deposited at Lloyd's, are first available to support any losses prior to a draw down of Odyssey America's pledged assets. In consideration of Odyssey America pledging the assets, nSpire Re agreed to pay Odyssey America a fee equal to 2.0% per annum of the pledged assets, which the Company considered to be representative of commercial market terms. The pledged assets continue to be owned by Odyssey America, and Odyssey America receives any investment income thereon. The securities are carried at fair value and are included in investments and cash in OdysseyRe's consolidated balance sheets. Interest earned on the securities is included in investment income. As additional consideration for, and further protection of, the pledged assets, nSpire Re has provided Odyssey America with indemnification in the event of a draw down on the pledged assets. Odyssey America retains the right to withdraw the pledged assets at any time upon 180 days advance written notice to nSpire Re. nSpire Re retains the obligation to pledge assets on behalf of Advent. In any event, the placement of funds at Lloyd's will automatically terminate effective no later than December 31, 2008 and any remaining pledged assets will revert to Odyssey America at that time. The pledge of assets is not considered material to OdysseyRe's consolidated financial position. In January 2006, September 2006 and June 2007, Odyssey America received assets with par values of $48.6 million, $10.7 million and $14.6 million, respectively, in each case representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of such amount in new funds at Lloyd's. Following these returns of assets, and as of December 31, 2007, Odyssey America continues to have a par value of $88.0 million, or approximately £44.2 million equivalent, pledged to Lloyd's in support of Advent and will continue to receive a fee for these pledged assets. The fair value of the pledged assets as of December 31, 2007 is $112.6 million, or approximately £56.6 million equivalent. OdysseyRe believes that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business.

The Company participates in Lloyd's through its 100% ownership of Newline, through which the Company provides 100% of the capacity for Newline Syndicate 1218 ("Syndicate 1218"). The results of Syndicate 1218 are consolidated in the financial statements of the Company. In support of Syndicate 1218's capacity at Lloyd's, Odyssey America has pledged U.S. Treasury Notes and cash, with a fair value of $204.1 million as of December 31, 2007, in a deposit trust account in favor of the Society and Council of Lloyd's. These securities may be substituted with other securities at the discretion of the Company, subject to approval by Lloyd's. The securities are carried at fair value and are included in investments and cash in the Company's consolidated balance sheets. Interest earned on the securities is included in investment income. The pledge of assets in support of Syndicate 1218 provides the Company with the ability to participate in writing business through Lloyd's, which remains an important part of the Company's business. The pledged assets effectively secure the contingent obligations of Syndicate 1218 should it not meet its obligations. Odyssey America's contingent liability to the Society and Council of Lloyd's is limited to the aggregate amount of the pledged assets. The Company has the ability to remove funds at Lloyd's annually, subject to certain minimum amounts required to support its outstanding liabilities as determined under risk-based capital models and approved by Lloyd's. The funds used to support outstanding liabilities are adjusted annually and the obligations of the Company to support these liabilities will continue until they are settled or the liabilities are reinsured by a third party approved by Lloyd's. The Company expects to continue to actively operate Syndicate 1218 and support its requirements at Lloyd's. The Company believes that Syndicate 1218 maintains sufficient liquidity and financial resources to support its ultimate liabilities and the Company does not anticipate that the pledged assets will be utilized.

Clearwater agreed to allow Ranger Insurance Company, a subsidiary of Fairfax that is now known as Fairmont Specialty Insurance Company ("Fairmont"), to attach an assumption of liability endorsement of Clearwater to certain Fairmont policies issued from July 1, 1999 to April 30, 2004, the effective termination date of the agreement. Should Fairmont fail to meet its obligations, Clearwater is ultimately liable for any unpaid losses, pursuant to the terms of the endorsements. This arrangement enabled Fairmont to provide additional security to its customers as a result of Clearwater's financial strength ratings and capital resources. The agreement to provide the endorsements was provided by Clearwater while each company was 100% owned by Fairfax. The potential exposure in connection with these endorsements is currently estimated at $0.9 million, based on the subject policies' outstanding case loss reserves as of December 31, 2007. Fairmont has met and continues to meet all of its obligations, including those subject to this agreement, in the normal course of business, and Clearwater does not anticipate making any payments under this guarantee. The Company believes that the financial resources of Fairmont provide adequate protection to support its liabilities in the ordinary course of business. In addition, Fairfax has indemnified Clearwater for any obligations under this guarantee. The Company does not consider its potential exposure under this guarantee to be material to its consolidated financial position.

As of July 14, 2000, Odyssey America agreed to guarantee the performance of all the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Réassurance ("CTR"), a subsidiary of Fairfax, in the event CTR became insolvent and CTR was not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. The guarantee, which was entered into while Odyssey America and CTR were each 100% owned by Fairfax, was provided by Odyssey America to facilitate the transfer of renewal rights to CTR's business, together with certain CTR employees, to Odyssey America in 2000 in order to further expand the Company's international reinsurance business. The guarantee was terminated effective December 31, 2001. There were no amounts received from CTR under the guarantee, and the Company did not provide any direct consideration for the renewal rights to the business of CTR. CTR was dissolved and its assets and liabilities were assumed by subsidiaries of Fairfax that have the responsibility for the run-off of its liabilities. Although CTR's liabilities were assumed by Fairfax subsidiaries, the guarantee only pertains to those liabilities attaching to the policies written by CTR. Fairfax has agreed to indemnify Odyssey America for all its obligations incurred under its guarantee. The Company believes that the financial resources of the Fairfax subsidiaries that have assumed CTR's liabilities provide adequate protection to satisfy the obligations that are subject to this guarantee. The Company does not expect to make payments under this guarantee and does not consider its potential exposure under this guarantee to be material to its consolidated financial position.

Odyssey America agreed, as of April 1, 2002, to guarantee the payment of all of the insurance contract obligations (the "Subject Contracts"), whether incurred before or after the agreement, of Falcon Insurance Company (Hong Kong) Limited ("Falcon"), a subsidiary of Fairfax Asia Limited ("Fairfax Asia"), in the event Falcon becomes insolvent. Fairfax Asia is 100% owned by Fairfax, which includes a 25.9% economic interest owned by the Company. The guarantee by Odyssey America was made to assist Falcon in writing business through access to Odyssey America's financial strength ratings and capital resources. Odyssey America is paid a fee for this guarantee of one percent of all gross premiums earned associated with the Subject Contracts on a quarterly basis. For the years ended December 31, 2007, 2006 and 2005, Falcon paid $0.5 million, $0.5 million and $0.6 million, respectively, to Odyssey America in connection with this guarantee. Odyssey America's potential exposure in connection with this agreement is estimated to be $50.0 million, based on Falcon's loss reserves at December 31, 2007. Falcon's shareholders' equity on a U.S. GAAP basis is estimated to be $59.0 million as of December 31, 2007. Fairfax has agreed to indemnify Odyssey America for any obligation under this guarantee. The Company believes that the financial resources of Falcon provide adequate protection to support its liabilities in the ordinary course of business. The Company anticipates that Falcon will meet all of its obligations in the normal course of business and does not expect to make any payments under this guarantee. The Company does not consider its exposure under this guarantee to be material to its consolidated financial position.

The Company organized O.R.E. Holdings Limited ("ORE"), a corporation domiciled in Mauritius, on December 30, 2003 to act as a holding company for various investments in India. On January 29, 2004, ORE was capitalized by the Company in the amount of $16.7 million. ORE is consolidated in the Company's consolidated financial statements. During 2004, ORE entered into a joint venture agreement relating to the purchase by ORE of 45% of Cheran Enterprises Private Limited ("CEPL"). CEPL is a corporation domiciled in India, engaged in the purchase, development and sale of commercial real estate properties. The joint venture agreement governing CEPL contains a provision whereby Odyssey America could be called upon to provide a guarantee of a credit facility, if such facility were established by CEPL, in an amount up to $65.0 million for the funding of proposed developments. The credit facility was never established, and the requisite conditions for any future provision of the guarantee no longer exist. ORE's Indian joint venture partner is claiming that the guarantee should be available and is pursuing legal actions against the Company. The Company finds this claim without merit and is vigorously defending the legal actions. The carrying value of the Company's investment in ORE as of December 31, 2007 and 2006 was $6.7 million, which includes a $9.9 million other-than-temporary write-down recognized in prior years.

The Company and its subsidiaries are involved from time to time in ordinary litigation and arbitration proceedings as part of the Company's business operations. In management's opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments that would be material to the financial condition or results of operations of the Company.

The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2022. Minimum annual rentals follow (in thousands):

	Amount
2008	$ 8,064
2009	7,706
2010	7,362
2011	6,775
2012 and thereafter	49,126
Total	$79,033

The amounts above are reduced by an aggregate minimum rental recovery of $2.5 million resulting from the sublease of space to other companies.

Rental expense, before sublease income under these operating leases, was $8.2 million, $9.8 million and $11.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company recovered pre-tax amounts of $0.1 million, $0.1 million and $0.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, from subleases.

15. Statutory Information and Dividend Restrictions

Odyssey America, the Company's principal operating subsidiary, is subject to state regulatory restrictions that limit the maximum amount of dividends payable. In any 12-month period, Odyssey America may pay dividends equal to the greater of (i) 10% of statutory capital and surplus as of the prior year end or (ii) net income for such prior year without prior approval of the Insurance Commissioner of the State of Connecticut (the "Connecticut Commissioner"). The maximum amount of dividends which Odyssey America may pay in 2008, without such prior approval is $292.3 million, based on Odyssey America's separate financial statements. Connecticut law further provides that (i) Odyssey America must report to the Connecticut Commissioner, for informational purposes, all dividends and other distributions within five business days after the declaration thereof and at least ten days prior to payment and (ii) Odyssey America may not pay any dividend or distribution in excess of its earned surplus, as reflected in its most recent statutory annual statement on file with the Connecticut Commissioner, without the Connecticut Commissioner's approval.

Odyssey America paid dividends to the Company of $155.0 million, $60.0 million and $22.5 million during the years ended December 31, 2007, 2006 and 2005, respectively. During 2005, the Company contributed $185.0 million to Odyssey America. In addition, effective December 31, 2005, the Company received approval from the Connecticut Insurance Commissioner to make a $200.0 million capital contribution to Odyssey America, to be completed prior to February 28, 2006. In February 2006, the Company completed the $200.0 million capital contribution to Odyssey America.

The following is the consolidated statutory basis net income (loss) and policyholders' surplus of Odyssey America and its subsidiaries, for each of the years ended and as of December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Net income (loss)	$ 335,783	$ 608,031	$ (161,172)
Policyholders' surplus	$2,922,758	$2,501,582	$2,073,701

The statutory provision for potentially uncollectible reinsurance recoverables due from unauthorized companies is reduced to the extent collateral is held by Clearwater or Hudson. Pursuant to indemnification agreements between the Company and Clearwater, and between the Company and Hudson, the Company provides letters of credit and/or cash in respect of uncollateralized balances due from unauthorized reinsurers. The use of such collateral provided by the Company is a permitted accounting practice approved by the Insurance Department of the State of Delaware, the domiciliary state of Clearwater and Hudson. The Company has provided a $20.5 million letter of credit to Clearwater and a $0.5 million letter of credit to Hudson as of December 31, 2007, which have been used as collateral in regard to the indemnification agreements. The indemnification agreements do not affect the accompanying consolidated financial statements.

16. Related Party Transactions

The Company has entered into various reinsurance arrangements with Fairfax and its affiliates. The approximate amounts included in or deducted from income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded, as of and for the years ended December 31, 2007, 2006 and 2005 follow (in thousands):

	2007	2006	2005
Assumed:			
Premiums written	$ 26,385	$ 33,082	$ 53,265
Premiums earned	30,368	38,128	53,654
Losses and loss adjustment expenses	6,629	27,110	95,711
Acquisition costs	4,506	9,858	16,454
Reinsurance payable on loss payments	2,721	3,318	9,559
Reinsurance balances receivable	5,203	4,715	12,404
Unpaid losses and loss adjustment expenses	179,377	226,165	302,119
Unearned premiums	11,456	15,440	20,485
Ceded:			
Premiums written	$ (653)	$ 10,141	$ 30,255
Premiums earned	(276)	13,051	29,684
Losses and loss adjustment expenses	(7,094)	21,531	79,694
Acquisition costs	(13)	2,114	4,693
Ceded reinsurance balances payable	1,180	1,454	12,540
Reinsurance recoverables on loss payments	463	1,715	6,377
Reinsurance recoverables on unpaid losses	14,258	30,166	228,438
Prepaid reinsurance premiums	212	589	3,500

Written premiums assumed from Fairfax's affiliates in 2007 represent 1.2% of OdysseyRe's total gross premiums written for the year ended December 31, 2007. Ceded premiums written represent 0.3% of OdysseyRe's total ceded premiums written for the year ended December 31, 2007. The largest amounts of related party assumed business in 2007 were received from Commonwealth Insurance Company and Lombard Canada Ltd. The largest amounts of business ceded to related parties in 2005 involved nSpire Re and Commonwealth Insurance Company, each relating to a proportional catastrophe treaty covering various classes of worldwide catastrophe business written by OdysseyRe.

The Company's subsidiaries have entered into investment management agreements with Fairfax and its wholly-owned subsidiary, Hamblin Watsa Investment Counsel Ltd. These agreements provide for an annual base fee of 0.20% (20 basis points), calculated and paid quarterly based upon the subsidiary's average invested assets for the preceding three months. The agreements also include incentive fees of 0.10% (10 basis points), which are payable if realized gains exceed 1% of the average investment portfolio in any given year, subject to cumulative realized gains on investments exceeding 1% of the average investment portfolio. Additional incentive fees are paid based upon the performance of the subsidiary's equity portfolio equal to 10% of the return on equities (subject to an annual maximum) in excess of the Standard & Poor's 500 index plus 200 basis points, provided that the equity portfolio has achieved such excess on a cumulative basis. If the performance of the equity portfolio does not equal or exceed this benchmark in a given year, the annual base fee is reduced to 0.18% (18 basis points). The aggregate annual investment management fee payable by each subsidiary, including incentive fees, is capped at 0.40% (40 basis points) of its investment portfolio, with any excess amounts carried into the following year. These agreements may be terminated by either party on 30 days' notice. For the years ended December 31, 2007, 2006 and 2005, total fees, including incentive fees, of $17.3 million, $17.6 million and $16.2 million, respectively, are included in the consolidated statements of operations.

The OdysseyRe Foundation, a not-for-profit entity through which the Company provides funding to charitable organizations active in the communities in which the Company operates, was formed in February 2007. Prior to the formation of the OdysseyRe Foundation, the Company provided funding to charitable organizations through the Sixty-Four Foundation, a not-for-profit affiliate of Fairfax and the Company. Included in other expense, net for the years ended December 31, 2007, 2006 and 2005, are incurred charitable contributions of $2.5 million, $1.7 million and $0.7 million, respectively, related to these entities.

In connection with the acquisition of Opus Re (now known as Clearwater Select Insurance Company), the Company incurred a $2.5 million pre-tax expense for the year ended December 31, 2005, which is included in other expense, net, to RiverStone Group LLC, an affiliate, for services provided to the Company in connection with the acquisition.

Due to expense sharing and investment management agreements with Fairfax and its affiliates, the Company has accrued on its consolidated balance sheet amounts receivable from affiliates of $1.0 million and $0.9 million as of December 31, 2007 and 2006, respectively, and amounts payable to affiliates of $4.6 million and $4.3 million as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Company has invested $27.9 million in a Canadian investment fund managed by an officer of Fairfax. The fund is 16.0% owned by Fairfax, which includes 4.0% owned by the Company. Certain subsidiaries of Fairfax have also invested in the fund. The officer receives no remuneration or benefits associated with his position as an officer of Fairfax, and derives all of his compensation from his management of the investment fund. In the ordinary course of the Company's investment activities, the Company makes investments in investment funds, limited partnerships and other investment vehicles in which Fairfax or its affiliates may also be investors.

17. Employee Benefits

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS 87, 88, 106, and 132(R)". SFAS 158 requires, as of December 31, 2006, the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan, including pension plans, as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted the recognition provisions of SFAS 158, which resulted in a reduction of accumulated other comprehensive income of $10.2 million as of December 31, 2006. In addition, SFAS 158 requires that, as of December 31, 2008, employers measure plan assets and liabilities as of the date of their financial statements. The Company has elected to apply the "fifteen-month" approach to measure plan assets, which will require the Company to measure plan assets as of its current measurement date, October 1, for a fifteen-month period through December 31, 2008. SFAS 158 does not require retrospective application.

Defined Benefit Pension Plan

The Company maintains a qualified, non-contributory, defined benefit pension plan ("Plan") covering substantially all employees who have reached age twenty-one and who have completed one year of service.

Employer contributions to the Plan are in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended.

The amortization period for unrecognized pension costs and credits, including prior service costs, if any, and actuarial gains and losses, is based on the remaining service period for those employees expected to receive pension benefits. Actuarial gains and losses result when actual experience differs from that assumed or when actuarial assumptions are changed.

The following tables set forth the Plan's funded status, which uses a measurement date of October 1, and amounts recognized in the Company's consolidated financial statements as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 58,841	$ 52,313
Service cost	5,071	4,396
Interest cost	2,982	2,667
Actuarial loss	1,253	590
Benefits paid	(1,457)	(1,125)
Benefit obligation at end of year	66,690	58,841
Change in Plan assets:		
Fair value of Plan assets at beginning of year	48,018	44,170
Actual return on Plan assets	1,868	1,319
Actual contributions during the year	3,959	3,654
Benefits paid	(1,457)	(1,125)
Fair value of Plan assets at end of year	52,388	48,018
Unfunded status and accrued prepaid pension cost	$(14,302)	$(10,823)
Fair value of Plan assets consists of:		
Fixed income securities	$ 52,388	$ 48,018

The net amount recognized in the consolidated balance sheets related to the accrued pension cost of $14.3 million and $10.8 million, as of December 31, 2007 and 2006, respectively, is included in other liabilities. The net amount of pre-tax accumulated other comprehensive loss is $13.9 million and $12.7 million as of December 31, 2007 and 2006, respectively.

The weighted average assumptions used to calculate the benefit obligation as of December 31, 2007 and 2006 are as follows:

	2007	2006
Discount rate	5.25%	5.25%
Rate of compensation increase	5.75%	5.73%

The discount rate represents the Company's estimate of the interest rate at which the Plan's benefits could be effectively settled. The discount rates are used in the measurement of the expected and accumulated postretirement benefit obligations and the service and interest cost components of net periodic postretirement benefit cost.

Net periodic benefit cost included in the Company's consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 is comprised of the following components (in thousands):

	2007	2006	2005
Net Periodic Benefit Cost:			
Service cost	$ 5,071	$ 4,396	$ 3,342
Interest cost	2,982	2,667	2,360
Return on plan assets	(2,486)	(2,434)	(2,287)
Net amortization and deferral	714	667	101
Net periodic benefit cost	$ 6,281	$ 5,296	$ 3,516

The weighted average assumptions used to calculate the net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	5.25%	5.25%	5.75%
Rate of compensation increase	5.73%	5.66%	5.76%
Expected long term rate of return on Plan assets	5.50%	5.50%	5.75%

The accumulated benefit obligation for the Plan is $52.5 million and $45.8 million as of the 2007 and 2006 measurement dates, respectively. As the fair value of the Plan assets exceeds the accumulated benefit obligation, the Company did not recognize an additional minimum pension liability under SFAS 132 as of the 2005 measurement date.

The Plan's expected future benefit payments are shown below (in thousands):

Year	Amount
2008	$ 5,580
2009	2,620
2010	3,270
2011	2,510
2012	7,220
2013 – 2017	39,360

The investment policy for the Plan is to invest in highly-rated, lower-risk securities that preserve the investment asset value of the Plan while seeking to maximize the return on those invested assets. The Plan assets as of December 31, 2007 and 2006 are invested principally in highly-rated fixed income securities. The long term rate of return assumption is based on the fixed income securities portfolio. The actual return on assets has historically been in line with the Company's assumptions of expected returns. During 2007, the Company contributed $4.0 million to the Plan. Based on the Company's current expectations, the 2008 contribution should approximate $4.0 million.

As a result of the adoption of SFAS 158, the Company recognized an $8.3 million, after tax, reduction in accumulated other comprehensive income related to the Plan, as of December 31, 2006, of which, on an after tax basis, $8.0 million related to net losses, while $0.3 million related to prior service cost.

The Company estimates that it will record a $17.2 million net loss related to the net periodic benefit cost during the year ended December 31, 2008. The Company does not expect any refunds of Plan assets during the year ended December 31, 2008.

Excess Benefit Plans

The Company also maintains two non-qualified excess benefit plans ("Excess Plans") that provide more highly compensated officers and employees with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The following tables set forth the combined amounts recognized for the Supplemental Plan, which has a measurement date of October 1, and the Supplemental Employee Retirement Plan, which has a measurement date of December 31, in the Company's consolidated financial statements as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 16,252	$ 15,724
Service cost	801	774
Interest cost	831	801
Actuarial gain	(142)	(334)
Benefits paid	(1,010)	(713)
Benefit obligation at end of year	16,732	16,252
Change in Excess Plans' assets:		
Fair value of Excess Plans' assets at beginning of year	—	—
Actual contributions during the year	1,010	713
Benefits paid	(1,010)	(713)
Fair value of Excess Plans' assets at end of year	—	—
Unfunded status and accrued pension cost	$(16,732)	$(16,252)

The net amount recognized in the consolidated balance sheets related to the accrued pension cost of $16.7 million and $16.3 million, as of December 31, 2007 and 2006, respectively, is included in other liabilities. The net amount of pre-tax accumulated other comprehensive loss is $3.7 million and $4.1 million as of December 31, 2007 and 2006, respectively.

The weighted average assumptions used to calculate the benefit obligation as of December 31, 2007 and 2006 are as follows:

	2007	2006
Discount rate	5.25%	5.25%
Rate of compensation increase	5.75%	5.73%

The discount rate represents the Company's estimate of the interest rate at which the Excess Plans' benefits could be effectively settled. The discount rates are used in the measurement of the expected and accumulated post retirement benefit obligations and the service and interest cost components of net periodic post retirement benefit cost.

Net periodic benefit cost included in the Company's consolidated statement of operations for the years ended December 31, 2007, 2006 and 2005 is comprised of the following components (in thousands):

	2007	2006	2005
Net Periodic Benefit Cost:			
Service cost	$ 801	$ 774	$ 689
Interest cost	830	802	800
Recognized net actuarial loss	280	342	331
Recognized prior service cost	(37)	(37)	(37)
Other	5	69	69
Net periodic benefit cost	$1,879	$1,950	$1,852

The weighted average assumptions used to calculate the net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	5.25%	5.25%	5.75%
Rate of compensation increase	5.73%	5.66%	5.76%

The accumulated benefit obligation for the Excess Plans is $12.1 million and $11.7 million as of December 31, 2007 and 2006, respectively.

The Excess Plans' expected benefit payments are shown below (in thousands):

Year	Amount
2008	$ 970
2009	990
2010	1,220
2011	850
2012	1,730
2013 – 2016	7,320

The Company established a trust fund, which invests in U.S. government securities, related to the Excess Plans. The trust fund, which is included in other invested assets, had a fair value of $6.8 million and $6.5 million as of December 31, 2007 and 2006, respectively. Plan benefits are paid by the Company as they are incurred by the participants, accordingly, there are no assets held directly by the Excess Plans.

The Company expects to contribute $1.1 million to the Excess Plans during the year ended December 31, 2008, which represents the amount necessary to fund the 2008 expected benefit payments.

As a result of the adoption of SFAS 158, the Company recognized a $1.4 million after-tax reduction in accumulated other comprehensive income related to the Excess Plans as of December 31, 2006, of which, on an after-tax basis, $1.7 million related to net losses, while $0.3 million related to net prior service credit.

The Company estimates that it will record a $2.0 million net loss related to the net periodic benefit cost during the year ended December 31, 2008.

Postretirement Benefit Plan

The Company provides certain health care and life insurance ("postretirement") benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company's cost for providing postretirement benefits other than pensions is accounted for in accordance with SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." The following tables set forth the amounts recognized for the postretirement benefit plan, which has a measurement date of January 1, in the Company's consolidated financial statements as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 13,011	$ 11,097
Service cost	1,792	1,541
Interest cost	681	604
Actuarial gain	(971)	—
Benefits paid	(338)	(269)
Other	47	38
Benefit obligation at end of year	$ 14,222	$ 13,011
Unfunded status and accrued benefit cost	$(14,222)	$(13,011)

The net amount recognized in the consolidated balance sheets related to the accrued benefit cost of $14.2 million and $13.0 million, as of December 31, 2007 and 2006, respectively, is included in other liabilities. The net amount of pre-tax accumulated other comprehensive loss is $0.1 million and $0.9 million as of December 31, 2007 and 2006, respectively.

The weighted average assumptions used to calculate the benefit obligation as of December 31, 2007 and 2006 are as follows:

	2007	2006
Discount rate	6.25%	5.50%
Rate of compensation increase	4.00%	4.00%

The discount rate represents the Company's estimate of the interest rate at which the Excess Plans' benefits could be effectively settled. The discount rates are used in the measurement of the expected and accumulated post retirement benefit obligations and the service and interest cost components of net periodic post retirement benefit cost.

Net periodic benefit cost included in the Company's consolidated statements of operations for the years ended December 31, 2007, 2006 and 2005 is comprised of the following components (in thousands):

	2007	2006	2005
Net Periodic Benefit Cost:			
Service cost	$1,792	$1,541	$1,311
Interest cost	681	604	490
Net amortization and deferral	(104)	(83)	(104)
Net periodic benefit cost	$2,369	$2,062	$1,697

The weighted average assumptions used to calculate the net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Discount rate	5.50%	5.50%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%

The accumulated benefit obligation for the postretirement benefit plan was $14.2 million and $13.0 million as of December 31, 2007 and 2006, respectively.

The postretirement plan's expected benefit payments are shown below (in thousands):

Year	Amount
2008	$ 308
2009	360
2010	426
2011	499
2012	583
2013 – 2017	5,404

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.0% in 2007 and decreasing to 5.0% in 2013 and remaining constant thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $2.3 million (15.9% of benefit obligation as of December 31, 2007) and the service and interest cost components of net periodic postretirement benefit costs by $0.5 million for 2007. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation, and the service and interest cost components of net periodic postretirement benefit cost for 2007 by $1.9 million and $0.4 million, respectively.

As a result of the adoption of SFAS 158, the Company recognized a $0.5 million, after-tax, reduction in accumulated other comprehensive income related to the postretirement plan, as of December 31, 2006, of which, on an after tax basis, $0.8 million related to net losses, while $0.3 million related to prior service credit.

The Company estimates that it will record $2.6 million in benefit costs during the year ended December 31, 2008.

Other Plans

The Company also maintains a defined contribution profit sharing plan for all eligible employees. Each year, the Board of Directors may authorize payment of an amount equal to a percentage of each participant's basic annual earnings based on the experience of the Company for that year. These amounts are credited to the employee's account maintained by a third party, which has contracted to provide benefits under the plan. No contributions were authorized in 2007, 2006, or 2005.

The Company maintains a qualified deferred compensation plan pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute up to 50% of base salary on a pre-tax basis, subject to annual maximum contributions set by law ($15,500 in 2007). The Company contributes an amount equal to 100% of each employee's pre-tax contribution up to certain limits. The maximum matching contribution is 4% of annual base salary, with certain government mandated restrictions on contributions to highly compensated employees. The Company also maintains a non-qualified deferred compensation plan to allow for contributions in excess of qualified plan limitations. The Company contributed $1.8 million, $1.6 million and $1.6 million to these plans in 2007, 2006 and 2005, respectively, which is included in other underwriting expenses in the consolidated statements of operations.

18. Stock Based Compensation Plans

Effective January 1, 2006, the Company adopted, on a prospective basis, SFAS 123(R) "Share-Based Payments," which is a revision of SFAS 123 "Accounting for Stock Based Compensation" and supersedes

Accounting Principles Board Opinion ("APB") 25. The prospective method requires the application of the fair value based method to compensation awards granted, modified or settled on or after the date of adoption. The approach to account for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123, however, SFAS 123(R) requires the expense related to all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated financial statements. Pro forma disclosure of the impact of fair value share-based payments is no longer an alternative to financial statement recognition. The Company had previously adopted the expense recognition provisions of SFAS 123, on a prospective basis, effective January 1, 2003, and since that date has included the expense related to stock options granted subsequent to January 1, 2003 in its statements of operations. In addition, the Company has historically expensed the compensation cost associated with its restricted shares plan beginning with the initial grant in 2001. Accordingly, the effect of adopting SFAS 123(R) did not have a material effect on the Company's results of operations or financial position. Subsequent to January 1, 2006, deferred compensation related to restricted stock grants will be recognized in additional paid-in capital. In accordance with SFAS 123(R), compensation cost associated with stock options recognized during 2006 includes: 1) quarterly amortization related to the remaining unvested portion of all stock option awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) quarterly amortization related to all stock option awards granted on or after December 31, 2005, based on the grant-date fair value estimated.

The Company has established three stock incentive plans (the "Plans"), the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (the "2002 Option Plan"), the Odyssey Re Holdings Corp. Stock Option Plan (the "2001 Option Plan") and the Odyssey Re Holdings Corp. Restricted Share Plan (the "Restricted Share Plan"). The 2001 Option Plan and the Restricted Share Plan were each adopted during 2001. The Plans generally allow for the issuance of grants and exercises through newly issued shares, treasury stock, or any combination thereof.

(a) Stock Options

2002 Option Plan

In 2002, the Company adopted the 2002 Option Plan, which provides for the grant of non-qualified stock options to officers, key employees and directors who are employed by, or provide services to the Company. Options for an aggregate of 1,500,000 of the Company's common shares may be granted under the 2002 Option Plan. Pursuant to the 2002 Option Plan, 25% of the options granted become exercisable on each anniversary of the grant in each of the four years following the date of grant and all options expire 10 years from the date of grant. Stock options are exercisable at the grant price.

As of December 31, 2007, there was $0.1 million of unrecognized compensation cost related to unvested options from the 2002 Option Plan, which is expected to be recognized over a remaining weighted-average vesting period of 1.3 years. The total intrinsic value of options exercised during the year ended December 31, 2007 was approximately $3.0 million, as compared to $1.7 million and $0.5 million of total intrinsic value of options exercised during the year ended December 31, 2006 and 2005, respectively.

The following table summarizes stock option activity for the 2002 Option Plan for the year ended December 31, 2007:

	Shares	Weighted-Average Exercise Price
Options outstanding as of December 31, 2006	503,950	$18.96
Forfeited	(625)	19.65
Exercised	(135,126)	18.73
Options outstanding as of December 31, 2007	368,199	$19.04
Vested and exercisable as of December 31, 2007	356,950	$18.88

There were no options granted during the year ended December 31, 2007. The fair value of options granted during the years ended December 31, 2006 and 2005, estimated as of the grant date using the Black-Scholes option pricing model, was $9.21 and $6.89 per share, respectively. The weighted-average remaining contractual term for options outstanding as of December 31, 2007, 2006 and 2005 was 4.9 years, 5.9 years and 6.8 years, respectively. The weighted-average remaining contractual term for options vested and exercisable as of December 31, 2007 was 4.8 years. As of December 31, 2007, the aggregate intrinsic value was $6.5 million for options outstanding and $6.4 million for options vested and exercisable.

The assumptions used in the Black-Scholes option pricing model to determine the fair value of options granted under the 2002 Option Plan follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Risk-free interest rate	4.9%	1.9%
Expected life (years)	6.0	5.0
Expected volatility	32.0%	30.0%
Expected dividend yield	0.6%	0.6%

The risk-free interest rate is based on a bond equivalent yield at the time of the grant with maturity dates that coincide with the expected life of the options. The expected life of the options is based on a calculation which estimates future exercise patterns based on the Company's historical experience. The expected volatility for grants is based on the historical volatility of the Company's stock price using weekly closing prices of the Company's stock since the initial public offering of the Company in June 2001 and the volatility of others in the industry.

2001 Option Plan

In 2001, the Company adopted the 2001 Option Plan, which provides for the grant of stock options with a grant price of zero to officers and key employees of the Company employed outside of the United States. Options granted under the 2001 Option Plan generally vest and become exercisable in equal installments over three or five years from the date of grant. Amounts granted in 2001 vest and become exercisable in two equal installments on the fifth and tenth anniversary of the grant dates. Awards under each of the 2001 Option Plan and the Restricted Share Plan (described below) may not exceed an aggregate of 10% of the Company's issued and outstanding shares of common stock as of the last business day of the previous calendar year. The Company had 71,140,948 issued and outstanding shares of common stock as of December 31, 2006.

As of December 31, 2007, there was $2.1 million of unrecognized compensation cost related to unvested options granted from the 2001 Option Plan, which is expected to be recognized over a remaining weighted-average vesting period of 2.1 years. The total fair value of the options exercised from the 2001 Option Plan during the year ended December 31, 2007 was $0.8 million, as compared to the total fair value of the options exercised during the year ended December 31, 2006 and 2005 of $1.1 million and $0.1 million, respectively.

The following table summarizes stock option activity for the 2001 Option Plan for the year ended December 31, 2007:

	Shares	Weighted-Average Fair Value at Grant Date
Options outstanding as of December 31, 2006	141,978	$22.98
Granted	50,051	37.84
Forfeited	(8,003)	25.17
Exercised	(18,915)	23.96
Options outstanding as of December 31, 2007	165,111	$27.16
Vested and exercisable as of December 31, 2007	41,471	$23.71

The weighted-average remaining contractual term for options outstanding as of December 31, 2007, 2006 and 2005 was 7.2 years, 7.4 years and 7.1 years, respectively. The weighted-average remaining contractual term for options vested and exercisable as of December 31, 2007 was 6.3 years. As of December 31, 2007, the aggregate fair value was $6.1 million for options outstanding and $1.5 million for options vested and exercisable.

(b) Restricted Stock

Restricted Share Plan

In 2001, the Company adopted the Restricted Share Plan, which provides for the grant of restricted shares of the Company's common stock to directors, officers and key employees of the Company. Shares granted under the Restricted Share Plan generally vest and become exercisable in equal installments over three years or five years from the grant dates. Amounts granted in 2001 vest and become exercisable in two equal installments on the fifth and tenth anniversary of the grant dates. Awards under each of the Restricted Share Plan and the 2001 Option Plan (described above) may not exceed an aggregate of 10% of the Company's issued and outstanding shares of common stock as of the last business day of the previous calendar year. The Company had 71,140,948 issued and outstanding shares of common stock as of December 31, 2006.

In accordance with SFAS 123(R), the fair value of restricted share awards is estimated on the date of grant based on the market price of the Company's stock and is amortized to compensation expense on a straight-line basis over the related vesting periods. As of December 31, 2007, there was $12.2 million of unrecognized compensation cost related to unvested restricted share awards, which is expected to be recognized over a remaining weighted-average vesting period of 2.5 years. SFAS 123(R) requires that the deferred stock-based compensation on the consolidated balance sheet on the date of adoption be netted against additional paid-in capital. As of December 31, 2005, there was approximately $1.8 million of deferred stock-based compensation that was netted against additional paid-in capital on January 1, 2006. The total fair value of the restricted share awards vested during the year ended December 31, 2007, 2006 and 2005 was $7.4 million, $5.8 million and $1.8 million, respectively. As of December 31, 2007, the aggregate fair value of restricted share awards outstanding was $24.8 million.

The following table summarizes restricted share activity for the Restricted Share Plan for the year ended December 31, 2007:

	Shares	Weighted-Average Fair Value at Grant Date
Restricted share awards outstanding as of December 31, 2006	683,382	$21.15
Granted	197,154	37.87
Vested	(186,002)	22.65
Forfeited	(17,757)	30.98
Restricted shares outstanding as of December 31, 2007	676,777	$28.47

(c) Employee Share Purchase Plan

In 2001, the Company established the Employee Share Purchase Plan (the "ESPP"). Under the terms of the ESPP, eligible employees may elect to purchase Company common shares in an amount up to 10% of their annual base salary. The Company issues or purchases, on the employee's behalf, the Company's common shares equal to 30% of the employee's contribution. In the event that the Company achieves a return on equity of at least 15% in any calendar year, as computed in accordance with GAAP, additional shares are purchased by the Company for the employee's benefit in an amount equal to 20% of the employee's contribution during that year. During the years ended December 31, 2007, 2006 and 2005, the Company purchased 68,542 shares, 83,046 shares and 74,764 shares, respectively, on behalf of employees pursuant to the ESPP, at average purchase prices of $38.67, $27.58 and $24.93, respectively. The compensation expense recognized by the Company for purchases of the Company's common shares under the ESPP was $0.9 million, $0.5 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(d) General

For the years ended December 31 2007, 2006 and 2005, the Company received $2.5 million, $2.7 million and $1.5 million, respectively, in cash from employees for the exercise of stock options. For the years ended December 31, 2007, 2006 and 2005, the Company recognized an expense related to all stock based compensation of $6.7 million, $5.6 million and $4.2 million, respectively. Of the $6.7 million expense for the year ended December 31, 2007, $0.2 million relates to the adoption of SFAS 123(R). The total tax benefit recognized for the year ended December 31, 2007, 2006 and 2005 was $2.3 million, $2.0 million and $1.5 million, respectively. For the year ended December 31, 2007, the additional stock based compensation expense as a result of the adoption of SFAS 123(R) caused income before income taxes to decrease by $0.2 million, net income to decrease by $0.1 million, and basic and diluted earnings per share to decrease by less than $0.01.

Had compensation costs for the year ended December 31, 2005 related to option awards and employees' purchase rights been determined under a fair value alternative method as stated in SFAS 148 "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS 123," the Company would have been required to prepare a fair value model for such options and employees' purchase rights and record such amount in the consolidated financial statements as compensation expense, and the Company's net loss and loss per common share for the year ended December 31, 2005 would have been increased to the following pro forma amounts (in thousands, except per share data):

	2005
Net loss as reported	$(117,666)
Add: Stock-based employee compensation expense included in net loss, net of related tax effects	316
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(690)
Pro forma net loss basic and diluted earnings per share	$(118,040)
Basic loss per common share:	
As reported	$ (1.81)
Pro forma	(1.81)
Diluted loss per common share:	
As reported	$ (1.81)
Pro forma	(1.81)

19. Financial Guaranty Reinsurance

The Company previously underwrote assumed financial guaranty reinsurance. The maximum exposure to loss, in the event of nonperformance by the underlying insured and assuming that the underlying collateral proved to be of no value, related to this business was $27.1 million and $30.8 million as of December 31, 2007 and 2006, respectively. It is the responsibility of the ceding insurer to collect and maintain collateral under financial guaranty reinsurance. The Company ceased writing financial guaranty business in 1992.

As of December 31, 2007, financial guaranty reinsurance in force had a remaining maturity term of one (1) to 20 years. The approximate distribution of the estimated debt service (principal and interest) of bonds, by type and unearned premiums, for the years ended December 31, 2007 and 2006 is as follows (in millions):

	2007	2006
Municipal obligations:		
General obligation bonds	$10.3	$12.2
Special revenue bonds	16.2	18.0
Industrial development bonds	0.6	0.6
Total	$27.1	$30.8
Unearned premiums	$ 0.1	$ 0.1

The Company has been provided with a geographic distribution of the debt service from all of its cedants. The following table summarizes the information which has been received by the Company from its cedants (in millions):

State	2007 Debt Service
Florida	$ 4.6
Arizona	3.0
Kentucky	2.5
New Jersey	2.0
Alabama	1.7
New York	1.6
Indiana	1.5
Subtotal	16.9
States less than $1.5 million exposure per state	10.2
Total	$27.1

20. Quarterly Financial Information (Unaudited)

A summary of selected quarterly financial information follows for each of the quarters in the years ended December 31, 2007 and 2006 (in thousands, except share amounts):

	Quarters Ended				
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Year
Gross premiums written	$568,214	$553,296	$635,837	$525,335	$2,282,682
Net premiums written	526,220	505,050	575,810	482,363	2,089,443
Net premiums earned	538,907	514,746	547,977	518,907	2,120,537
Net investment income	81,476	84,527	86,467	76,952	329,422
Net realized investment gains	48,097	121,066	87,623	282,350	539,136
Total revenues	668,480	720,339	722,067	878,209	2,989,095
Total expenses	533,892	495,209	548,564	498,182	2,075,847
Income before income taxes	134,588	225,130	173,503	380,027	913,248
Net income available to common shareholders	86,556	145,544	112,119	243,011	587,230
Net income per common share:					
Basic	$ 1.23	$ 2.05	$ 1.58	$ 3.51	$ 8.34
Diluted	$ 1.20	$ 2.02	$ 1.57	$ 3.48	$ 8.23

	Quarters Ended				
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	Year
Gross premiums written	$592,811	$584,059	$619,972	$538,900	$2,335,742
Net premiums written	536,000	542,819	573,465	508,651	2,160,935
Net premiums earned	553,452	584,609	545,370	542,395	2,225,826
Net investment income	124,392	195,561	83,194	83,972	487,119
Net realized investment gains	78,645	80,789	1,439	28,256	189,129
Total revenues	756,489	860,959	630,003	654,623	2,902,074
Total expenses	523,938	572,077	538,523	528,321	2,162,859
Income before income taxes	232,551	288,882	91,480	126,302	739,215
Net income available to common shareholders	150,414	207,569	57,893	83,773	499,649
Net income per common share:					
Basic	$ 2.20	$ 3.03	$ 0.84	$ 1.19	$ 7.24
Diluted	$ 2.08	$ 2.87	$ 0.81	$ 1.16	$ 6.93

Due to changes in the number of weighted average common shares outstanding during 2007 and 2006, the sum of quarterly earnings per common share amounts will not equal the total for the year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders of Odyssey Re Holdings Corp.

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 28, 2008 appearing in the 2007 Annual Report to Shareholders of Odyssey Re Holdings Corp. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedules listed in Item 8 of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 28, 2008

SCHEDULE I

ODYSSEY RE HOLDINGS CORP.

SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES

Type of Investment	Cost or Amortized Cost	Fair Value	Amount at Which Shown in the Balance Sheet
	December 31, 2007 (In thousands)		
Fixed income securities:			
Available for sale:			
United States government, government agencies and authorities	$3,030,738	$3,057,587	$3,057,587
States, municipalities and political subdivisions	173,853	179,769	179,769
Foreign governments	1,124,783	1,126,328	1,126,328
All other corporate	41,625	38,576	38,576
Sub-total fixed income securities available for sale	4,370,999	4,402,260	4,402,260
Fixed income securities, held as trading:			
Foreign governments	78,614	104,987	104,987
All other corporate	153,891	138,177	138,177
Sub-total fixed income securities held as trading securities	232,505	243,164	243,164
Total fixed income securities	4,603,504	4,645,424	4,645,424
Redeemable preferred stock, at fair value	2,086	1,187	1,187
Equity securities, at fair value:			
Common stocks, at fair value:			
Bank, trusts and insurance companies	136,957	180,178	180,178
Industrial, miscellaneous and all other	668,750	705,573	705,573
Total equity securities, at fair value	805,707	885,751	885,751
Short-term investments, at fair value	483,757	483,757	483,757
Other invested assets	412,856	412,687	412,687
Total	$6,307,910	$6,428,806	$6,428,806

SCHEDULE II

ODYSSEY RE HOLDINGS CORP.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)

CONDENSED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except share amounts)	
ASSETS		
Investments and cash:		
Fixed income securities, available for sale, at fair value (amortized cost $22,359)	$ —	$ 22,362
Investment in subsidiary, at equity	3,147,647	2,599,736
Short-term investments, at fair value	12,205	—
Cash and cash equivalents	21,807	36,409
Total investments and cash	3,181,659	2,658,507
Accrued investment income	94	105
Other assets	27,211	4,588
Total assets	$3,208,964	$2,663,200
LIABILITIES		
Debt obligations	$ 489,154	$ 512,504
Federal and foreign income taxes payable	44,946	44,876
Interest payable	4,654	4,866
Other liabilities	15,510	17,375
Total liabilities	554,264	579,621
SHAREHOLDERS' EQUITY		
Preferred shares, $0.01 par value; 200,000,000 shares authorized; 2,000,000 Series A shares and 2,000,000 Series B shares issued and outstanding	40	40
Common shares, $0.01 par value; 500,000,000 shares authorized; 69,684,726 and 71,218,616 shares issued, respectively	697	712
Additional paid-in capital	958,544	1,029,349
Treasury shares, at cost (163,232 and 77,668 shares, respectively)	(6,250)	(2,528)
Accumulated other comprehensive income, net of deferred income taxes	85,023	25,329
Retained earnings	1,616,646	1,030,677
Total shareholders' equity	2,654,700	2,083,579
Total liabilities and shareholders' equity	$3,208,964	$2,663,200

The condensed financial statements should be read in conjunction with the accompanying notes and with the consolidated financial statements and notes thereto.

SCHEDULE II

ODYSSEY RE HOLDINGS CORP.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

CONDENSED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
REVENUES			
Net investment income	$ 2,541	$ 1,461	$ 2,757
Equity in net income (loss) of subsidiary	626,717	534,599	(76,051)
Total revenues	629,258	536,060	(73,294)
EXPENSES ,			
Other expense, net	12,284	16,938	23,882
Interest expense	37,665	37,910	29,991
Loss on early extinguishment of debt	—	2,403	3,822
Total expenses	49,949	57,251	57,695
Income (loss) before income taxes	579,309	478,809	(130,989)
Federal and foreign income tax provision (benefit):			
Current	—	(1,340)	5,205
Deferred	(16,266)	(27,757)	(20,472)
Total federal and foreign income tax benefit	(16,266)	(29,097)	(15,267)
Net income (loss)	595,575	507,906	(115,722)
Preferred dividends	(8,345)	(8,257)	(1,944)
Net income available to common shareholders	$ 587,230	$ 499,649	$(117,666)
Retained earnings, beginning of year	$1,030,677	$ 539,799	$ 665,715
Net income (loss)	595,575	507,906	(115,722)
Cumulative effect of a change in accounting due to the adoption of SFAS 155	16,496	—	—
Dividends to preferred shareholders	(8,345)	(8,257)	(1,944)
Dividends to common shareholders	(17,757)	(8,771)	(8,250)
Retained earnings, end of year	$1,616,646	$1,030,677	$ 539,799

The condensed financial statements should be read in conjunction with the accompanying notes and with the consolidated financial statements and notes thereto.

SCHEDULE II

ODYSSEY RE HOLDINGS CORP.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 595,575	$ 507,906	$(115,722)
Adjustments to reconcile net income (loss) to net cash provided in operating activities:			
Equity in net (income) loss of subsidiary	(626,717)	(534,599)	76,051
Current and deferred federal and foreign income taxes, net	4,307	47,619	21,276
Other assets and liabilities, net	(3,292)	4,257	(2,746)
Bond discount amortization, net	(141)	(252)	(83)
Amortization of stock-based compensation	4,330	5,642	2,869
Dividend from subsidiary	155,000	60,000	22,500
Loss on early extinguishment of debt	—	2,403	3,822
Net cash provided by operating activities	129,062	92,976	7,967
CASH FLOWS FROM INVESTING ACTIVITIES			
Net change in short-term investments	(12,205)	—	—
Maturities of fixed income securities	58	22,642	—
Purchases of fixed income securities	—	(22,331)	(22,392)
Capital contribution to subsidiary	—	(200,000)	(185,000)
Net cash used in investing activities	(12,147)	(199,689)	(207,392)
CASH FLOWS FROM FINANCING ACTIVITIES			
Common shares repurchased and retired	(92,165)	—	—
Purchase of treasury shares	(17,259)	(3,095)	(4,130)
Dividends paid on preferred shares	(8,369)	(8,107)	—
Dividends paid on common shares	(17,757)	(8,771)	(8,250)
Proceeds from the exercise of stock options	2,530	1,438	1,503
Excess tax benefit from stock-based compensation	1,503	671	—
Net proceeds from common share issuance	—	1,300	102,135
Net proceeds from preferred share issuance	—	—	97,511
Net proceeds from debt issuance	—	138,966	123,168
Repayment of debt	—	(59,333)	(34,202)
Net cash (used in) provided by financing activities	(131,517)	63,069	277,735
(Decrease) increase in cash and cash equivalents	(14,602)	(43,644)	78,310
Cash and cash equivalents, beginning of year	36,409	80,053	1,743
Cash and cash equivalents, end of year	$ 21,807	$ 36,409	$ 80,053

The condensed financial statements should be read in conjunction with the accompanying notes and with the consolidated financial statements and notes thereto.

ODYSSEY RE HOLDINGS CORP.

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT — PARENT ONLY

(1) The registrant's investment in Odyssey America is accounted for under the equity method of accounting.

(2) Certain amounts from prior periods have been reclassified to conform with the current year's presentations.

SCHEDULE III

ODYSSEY RE HOLDINGS CORP.

SUPPLEMENTAL INSURANCE INFORMATION AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Segment	Deferred policy acquisition costs	Net unpaid losses and loss adjustment expenses	Gross unearned premiums	Net premiums written	Net premiums earned	Net investment income	Net losses and loss adjustment expenses	Amortization of net deferred policy acquisition costs	Net underwriting expenses
					(In thousands)				
Year Ended December 31, 2007									
Americas	$ 65,086	$2,467,304	$252,221	$ 817,849	$ 841,869	$239,276	$ 661,429	$183,086	$ 87,726
EuroAsia	40,005	656,482	141,433	542,058	543,141	13,266	348,593	126,194	23,230
London Market	15,964	906,888	124,824	305,601	306,799	56,377	150,413	47,867	32,769
U.S. Insurance	29,745	444,902	205,794	423,935	428,728	17,962	247,929	80,110	34,830
Holding Company	—	—	—	—	—	2,541	—	—	—
Totals	$150,800	$4,475,576	$724,272	$2,089,443	$2,120,537	$329,422	$1,408,364	$437,257	$178,555
Year Ended December 31, 2006									
Americas	$ 68,245	$2,518,721	$275,322	$ 897,819	$ 975,039	$412,097	$ 765,787	$222,298	$ 77,259
EuroAsia	39,973	575,573	140,909	542,454	531,378	11,131	320,434	117,043	17,547
London Market	14,153	908,153	109,333	312,524	333,508	46,166	182,478	56,549	29,515
U.S. Insurance	27,515	400,693	215,764	408,138	385,901	16,264	215,498	68,258	29,155
Holding Company	—	—	—	—	—	1,461	—	—	—
Totals	$149,886	$4,403,140	$741,328	$2,160,935	$2,225,826	$487,119	$1,484,197	$464,148	$153,476
Year Ended December 31, 2005									
Americas	$ 90,939	$2,342,604	$357,760	$1,043,797	$1,051,162	$165,891	$1,186,196	$246,250	$ 76,058
EuroAsia	37,120	464,561	133,984	512,704	516,175	7,694	326,043	114,333	22,547
London Market	21,205	786,457	127,906	375,249	386,076	34,347	348,759	57,218	29,725
U.S. Insurance	22,086	317,301	214,835	369,919	323,407	9,403	200,613	52,351	17,700
Holding Company	—	—	—	—	—	2,757	—	—	—
Totals	$171,350	$3,910,923	$834,485	$2,301,669	$2,276,820	$220,092	$2,061,611	$470,152	$146,030

SCHEDULE IV

ODYSSEY RE HOLDINGS CORP.

REINSURANCE

	Direct	Assumed from other companies	Ceded to other companies	Net Amount	Percentage of amount assumed to net
			(In thousands)		
Year Ended December 31, 2007:					
Premiums written:					
Life insurance	$ —	$ —	$ —	$ —	—%
Accident and health insurance	—	—	—	—	—
Property and casualty insurance	736,822	1,545,860	193,239	2,089,443	74.0
Title insurance	—	—	—	—	—
Total premiums written	$736,822	$1,545,860	$193,239	$2,089,443	74.0%
Year Ended December 31, 2006:					
Premiums written:					
Life insurance	$ —	$ —	$ —	$ —	—%
Accident and health insurance	—	—	—	—	—
Property and casualty insurance	712,149	1,623,593	174,807	2,160,935	75.1
Title insurance	—	—	—	—	—
Total premiums written	$712,149	$1,623,593	$174,807	$2,160,935	75.1%
Year Ended December 31, 2005:					
Premiums written:					
Life insurance	$ —	$ —	$ —	$ —	—%
Accident and health insurance	—	—	—	—	—
Property and casualty insurance	763,270	1,863,650	325,251	2,301,669	81.0
Title insurance	—	—	—	—	—
Total premiums written	$763,270	$1,863,650	$325,251	$2,301,669	81.0%

SCHEDULE VI

ODYSSEY RE HOLDINGS CORP.

SUPPLEMENTAL INFORMATION (FOR PROPERTY-CASUALTY INSURANCE UNDERWRITERS)

Affiliation with Registrant	Deferred policy acquisition costs	Gross reserves for unpaid losses and loss adjustment expenses	Discount, if any deducted in previous column	Gross unearned premiums	Net premiums written	Net premiums earned	Net investment income	Net losses and loss adjustment expenses incurred related to: current Year	Net losses and loss adjustment expenses incurred related to: prior Year	Amortization of net deferred policy acquisition costs	Net paid losses and loss adjustment expenses
					(In thousands)						
Year Ended December 31, 2007:											
(a) Consolidated property-casualty insurance entities	$150,800	$5,119,085	$89,408	$724,272	$2,089,443	$2,120,537	$329,422	$1,367,857	$ 40,507	$437,257	$1,362,512
(b) Unconsolidated property-casualty insurance entities	—	—	—	—	—	—	—	—	—	—	—
Year Ended December 31, 2006:											
(a) Consolidated property-casualty insurance entities	$149,886	$5,142,159	$95,129	$741,328	$2,160,935	$2,225,826	$487,119	$1,344,322	$139,875	$464,148	$1,035,565
(b) Unconsolidated property-casualty insurance entities	—	—	—	—	—	—	—	—	—	—	—
Year Ended December 31, 2005:											
(a) Consolidated property-casualty insurance entities	$171,350	$5,117,708	$90,342	$834,485	$2,301,669	$2,276,820	$220,092	$1,888,946	$172,665	$470,152	$1,294,451
(b) Unconsolidated property-casualty insurance entities	—	—	—	—	—	—	—	—	—	—	—

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

(a) *Evaluation of Disclosure Controls and Procedures*

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's (the "SEC") rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this Form 10-K, the Company's disclosure controls and procedures were effective.

(b) *Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and for assessing the effectiveness of internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment of internal control over financial reporting, management used the criteria established in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on the results of this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(c) *Changes in Internal Controls over Financial Reporting*

During the quarter ended December 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information***

No information required to be disclosed in a current report on Form 8-K during the three months ended December 31, 2007 was not so reported.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Reference is made to the sections captioned "Election of Directors," "Information Concerning Nominees," "Information Concerning Executive Officers," "Audit Committee Financial Expert," "Audit Committee" and "Compliance with Section 16(a) of the Exchange Act" in our proxy statement for the 2008 Annual General Meeting of Shareholders (the "2008 Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days of the close of our fiscal year ended December 31, 2007, which sections are incorporated herein by reference.

Code of Ethics

Reference is made to the section captioned "Code of Ethics for Senior Financial Officers" in our 2008 Proxy Statement, which section is incorporated herein by reference.

Item 11. *Executive Compensation*

Reference is made to the section captioned "Executive Compensation" in our 2008 Proxy Statement, which is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

Reference is made to the sections captioned "Common Share Ownership by Directors and Executive Officers and Principal Stockholders" in our 2008 Proxy Statement, which are incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information regarding securities issued under our equity compensation plans as of December 31, 2007:

	Number of Securities to Be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Equity Compensation Plans:			
Not approved by shareholders	—	—	—
Approved by shareholders	368,199	$19.04	8,346,579(1)

(1) Includes options to purchase 743,709 of our common shares available for future grant under the Odyssey Re Holdings Corp. 2002 Stock Incentive Plan and 282,522 of our common shares available for future grant under the Odyssey Re Holdings Corp. (Non-Qualified) Employee Share Purchase Plan. In addition, under the terms of the Odyssey Re Holdings Corp. Restricted Share Plan and the Odyssey Re Holdings Corp. Stock Option Plan (the "Plans"), we are authorized to grant awards of restricted shares and stock options that together do not exceed 10% of our issued and outstanding common shares as of the last business day of each calendar year. As of December 31, 2007, the number of our restricted common shares authorized for future grant together with the number of our common shares underlying options authorized for future grant was 6,952,149.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Reference is made to the sections captioned "Certain Relationships and Related Transactions" and "Controlled Company Status" in our 2008 Proxy Statement, which are incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Reference is made to the section captioned "Independent Registered Public Accounting Firm" in our 2008 Proxy Statement, which is incorporated herein by reference.

Item 15. ***Exhibits and Financial Statement Schedules***

Financial Statements and Schedules

The Financial Statements and schedules listed in the accompanying index to consolidated financial statements in Item 8 are filed as part of this Report. Schedules not included in the index have been omitted because they are not applicable.

In addition, the audited financial statements of HWIC Asia Fund at August 16, 2006 and for the period from January 1, 2006 to August 16, 2006 and the unaudited financial statements of HWIC Asia Fund at and for the year ended December 31, 2005 are filed as a part of this Report.

Exhibits

The exhibits listed in the accompanying Exhibits Index are filed as a part of this Report.

HWIC ASIA FUND

FINANCIAL STATEMENTS
FOR THE PERIOD FROM 1 JANUARY 2006 TO 16 AUGUST 2006

HWIC ASIA FUND

FINANCIAL STATEMENTS FOR THE PERIOD ENDED 16 AUGUST 2006

Contents **Pages**

Independent Auditors' Report

**To the Directors and
Unitholders of HWIC
Asia Fund**

February 25, 2008

In our opinion, the accompanying statement of assets and liabilities, the related statements of operations and changes in net assets and the financial highlights present fairly, in all material respects, the financial position of HWIC Asia Fund (the fund) at August 16, 2006 and the results of its operations, the changes in its net assets and the financial highlights for the period from January 1, 2006 to August 16, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as financial statements) are the responsibility of the fund's directors; our responsibility is to express an opinion based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

HWIC ASIA FUND

STATEMENT OF ASSETS AND LIABILITIES — 16 AUGUST 2006

	Class A 16 August 2006	Class B 16 August 2006	Class C 16 August 2006	Class D 16 August 2006	Class E 16 August 2006	Company* 16 August 2006
	USD	USD	USD	USD	USD	USD
ASSETS						
Cash at bank	96,146,397	67,098	2,989,326	11,862	2,725,186	101,939,869
Investments (Cost — USD **22,357,366** (Note 3)	25,320,205	—	24,318,294	—	—	49,638,499
Margin accounts (Note 4)	—	—	—	—	—	
Accounts receivable	192,530	—	1,165	20,032	175	209,994
Unpaid management shares	—	—	—	—	—	100
TOTAL ASSETS	121,659,132	67,098	27,308,785	31,894	2,725,361	151,788,462
LIABILITIES						
Accounts payable	801	63,512	1,522	2,362	5,343	69,632
Redemptions payable	48,059,161	—	—	—	—	48,059,161
Accrued expenses	8,777	—	10,874	2,374	4,776	26,801
Tax liabilities (Note 5)	277,758	3,586	41,596	27,158	1,515	351,613
TOTAL LIABILITIES	48,346,497	67,098	53,992	31,894	11,634	48,507,207
NET ASSETS	73,312,635	—	27,254,793	—	2,713,727	103,281,255
NET ASSETS REPRESENTED BY						
Stated capital (unlimited number of shares of beneficial interest without par value authorised) (Note 6)	30,191,067	—	5,152,039	—	1,600,000	36,943,106
Redemption reserve	(534,599,249)	(8,579,769)	—	(12,864,740)	—	(556,043,758)
Management shares	—	—	—	—	—	100
Accumulated net investment gain	32,238,048	345,317	2,562,437	1,314,097	29,831	36,489,730
Accumulated net realised gain on investments	529,538,232	8,234,452	6,798,339	11,550,643	1,083,896	557,205,562
Accumulated net unrealised appreciation on investments	14,539,155	—	12,741,978	—	—	27,281,133
Gain on futures contracts	3,730,036	—	—	—	—	3,730,036
Realised loss on share swap transaction	(2,324,654)	—	—	—	—	(2,324,654)
TOTAL NET ASSETS APPLICABLE TO OUTSTANDING SHARES OF BENEFICIAL INTEREST	73,312,635	—	27,254,793	—	2,713,727	103,281,255
Number of shares (Note 6)	1,009,377	—	1,125,237	—	160,000	
Net asset value per participating share	72.63	N/A	24.22	N/A	16.96	

* *certain balances attributable to the company are not allocated to the Classes*

Approved by the Board on 27 February 2008
and signed on its behalf by:

DIRECTORS

/s/ Couldip Basanta Lala — Couldip Basanta Lala

/s/ Dev Joory — Dev Joory

The notes on pages 7 to 20 form an integral part of these financial statements.

HWIC ASIA FUND

STATEMENT OF OPERATIONS — PERIOD ENDED 16 AUGUST 2006

	Class A 16 August 2006 USD	Class B 16 August 2006 USD	Class C 16 August 2006 USD	Class D 16 August 2006 USD	Class E 16 August 2006 USD	Company 16 August 2006 USD
INVESTMENT INCOME						
Dividends	1,424,121	—	492,828	—	29,768	1,946,717
Interest	3,011,718	18,770	61,369	11,251	14,168	3,117,276
TOTAL INVESTMENT INCOME (NET OF FOREIGN TAXES WITHHELD AT SOURCE WHICH AMOUNTED TO: CLASS A — Nil and CLASS C — USD 77,903)	4,435,839	18,770	554,197	11,251	43,936	5,063,993
EXPENSES						
Investment fees (Note 2)	849,030	—	39,250	19,976	6,515	914,771
Custodian fees (Note 2)	177,707	1,681	16,193	6,870	2,879	205,330
Consultancy Fee	5,000	—	—	—	—	5,000
Advisory fee	2,000	2,000	—	—	—	4,000
Security Deposits written off	778	78	—	—	—	856
General administrative expenses	30,574	501	11,203	8,689	11,354	62,321
HSBC Brokerage fee	78,530	—	—	—	—	78,530
Bank charges	5,914	250	364	314	240	7,082
Licence fee	294	—	293	294	294	1,175
Audit fee	4,228	—	4,228	2,374	2,255	13,085
ICICI transaction fees	19,827	—	—	—	—	19,827
Professional fees	—	650	—	—	—	650
SEBI fees	5,000	—	—	—	—	5,000
TOTAL EXPENSES	1,178,882	5,160	71,531	38,517	23,537	1,317,627
NET INVESTMENT INCOME/(LOSS) BEFORE TAX	3,256,957	13,610	482,666	(27,266)	20,399	3,746,366
Tax (Note 5)	—	—	(12,635)	—	—	(12,635)
NET INVESTMENT INCOME/(LOSS) AFTER TAX	3,256,957	13,610	470,031	(27,266)	20,399	3,733,731
REALISED AND UNREALISED GAIN/(LOSS) ON INVESTMENTS						
Net realised gain/(loss) on investment transactions:						
Proceeds from sales	710,663,115	10,352,434	—	17,299,937	2,615,055	740,930,541
Cost of investments sold	(338,348,489)	(2,117,982)	—	(13,612,739)	(1,531,159)	(355,610,369)
Net realised gain on investment transactions	372,314,626	8,234,452	—	3,687,198	1,083,896	385,320,172
Net change in unrealised appreciation/ (depreciation) on investments:						
Beginning of period	319,061,716	7,719,768	10,005,002	1,914,738	875,556	339,576,780
End of period	14,539,154	—	12,741,978	—	—	27,281,132
Net change in unrealised appreciation/ (depreciation) on Investments	(304,522,562)	(7,719,768)	2,736,976	(1,914,738)	(875,556)	(312,295,648)
(Loss)/gain on futures contracts	(667,429)	—	—	—	—	(667,429)
(Loss)/gain on foreign currency translation	(2,765,461)	(25,822)	108,752	(9,612)	(5,906)	(2,698,049)
Net realised and unrealised gain (loss) on investments and foreign currency	64,359,174	488,862	2,845,728	1,762,848	202,434	69,659,046
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	67,616,131	502,472	3,315,759	1,735,582	222,833	73,392,777

The notes on pages 7 to 20 form an integral part of these financial statements.

HWIC ASIA FUND

STATEMENT OF CHANGES IN NET ASSETS — PERIOD ENDED 16 AUGUST 2006

	Class A 16 August 2006 USD	Class B 16 August 2006 USD	Class C 16 August 2006 USD	Class D 16 August 2006 USD	Class E 16 August 2006 USD	Company 16 August 2006 USD
OPERATIONS:						
Net investment income/(loss), after Tax	3,256,957	13,610	470,031	(27,266)	20,399	3,733,731
Net realised gain on investment transactions	372,314,626	8,234,452	—	3,687,198	1,083,896	385,320,172
Net change in unrealised appreciation/ (depreciation) on investments	(304,522,562)	(7,719,768)	2,736,976	(1,914,738)	(875,556)	(312,295,648)
Realised (loss)/gain on futures contracts	(667,429)	—	—	—	—	(667,429)
(Loss)/gain on foreign currency translation	(2,765,461)	(25,822)	108,752	(9,612)	(5,906)	(2,698,049)
Net increase/(decrease) in net assets resulting from operations	67,616,131	502,472	3,315,759	1,735,582	222,833	73,392,777
CAPITAL TRANSACTIONS:						
Redemption of participating shares	(678,713,707)	(10,599,754)	—	(17,727,935)	—	(707,041,396)
Decrease in net assets from capital share transactions	(678,713,707)	(10,599,754)	—	(17,727,935)	—	(707,041,396)
Total (decrease)/increase in net assets	(611,097,576)	(10,097,282)	3,315,759	(15,992,353)	222,833	(633,648,619)
NET ASSETS:						
At beginning of period	684,410,211	10,097,282	23,939,034	15,992,353	2,490,894	736,929,874
At end of period	73,312,635	—	27,254,793	—	2,713,727	103,281,255

The notes on pages 7 to 20 form an integral part of these financial statements.

HWIC ASIA FUND

FINANCIAL HIGHLIGHTS
FOR THE PERIOD ENDED 16 AUGUST 2006

	Class A 2006	Class B 2006	Class C 2006	Class D 2006	Class E 2006
PER SHARE OPERATING PERFORMANCE					
Net asset value at beginning of period	63.93	49.99	21.27	15.16	15.57
Income from Investment Operations:					
Net investment income (loss)	0.45	0.07	0.43	(0.03)	0.13
Net realised and unrealised gain/(loss) on investments and foreign currency	8.25	2.10	2.53	1.69	1.26
Provision for income tax	—	—	(0.01)	—	—
Total from Investment Operations	8.70	2.17	2.95	1.66	1.39
Net asset value at end of period	72.63	52.16[a]	24.22	16.82[a]	16.96
RATIOS AND SUPPLEMENTAL DATA:					
Net assets at end of period (millions)	73.31	n/a	27.25	n/a	2.71
Ratio of expenses to average net assets[b]	0.41%	0.12%	0.47%	0.58%	1.31%
Ratio of net investment income/(loss) to average net assets[b]	1.13%	0.32%	3.07%	(0.41)%	1.14%
Total return	13.61%	4.34%	13.85%	10.85%	8.92%

(a) Represents net asset value immediately prior to final redemption.

(b) The ratios of net investment income/(loss) to average net assets and of operating expenses to average net assets are annualized and calculated for each Class of shares of the Company. Average net assets are based on the quarterly net assets. Total return is calculated for each Class of shares of the Company and reflects the ratio of the change in net assets resulting from operations.

The notes on pages 7 to 20 form an integral part of these financial statements.

1 ORGANISATION AND SIGNIFICANT ACCOUNTING POLICIES

HWIC Asia Fund (the "Company") was incorporated in Mauritius on January 20, 2000 as a public company limited by shares and holds a Category 1 Global Business Licence issued by the Financial Services Commission on December 5, 2005. The Company's registered office is IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius.

The Company is a multi-class investment company and its objective is long-term capital appreciation through investment primarily in securities of Asian companies. The Company currently invests through Class A, Class B, Class D and Class E in India and in Thailand through Class C. Through Class A, the Company also invests in another collective investment scheme, which is incorporated as a Category 1 Global Business company in Mauritius and which invests in India.

The Company maintains a separate portfolio of assets and liabilities for each Class. In addition, all custodial, banking and registrar transactions, fees of the functionaries and expenses, where appropriate, are kept separate for each Class. All other expenses, which cannot be allocated to each Class, are apportioned equally among the Classes.

The financial year of the Company ends annually on December 31. These financial statements, which are as August 16, 2006 and for the period from January 01, 2006 to August 16, 2006, have been prepared at the request of one of the Company's shareholders.

Future Accounting Changes

Effective January 1, 2007 the Company will adopt Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"), as required. FIN 48 requires Hamblin Watsa Investment Counsel Ltd ("Investment Manager") to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

Based on its current analysis, the Investment Manager does not believe that the adoption of FIN 48 will have a material impact to net assets. However, the Investment Manager's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

Use of Estimates

The financial statements have been prepared in accordance with and comply with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

A summary of the more important accounting policies, which have been applied consistently, is set out below.

Significant Accounting Policies

Investments

All purchases and sales of investments are recognised on the trade date, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction cost. Investments are subsequently carried at fair value. Fair values for quoted equity instruments are based on quoted bid prices at period-end. In the absence of bid prices, the last meaningful trading prices at period-end are used. Fair values for investments held in unquoted funds are based on the Net Asset Value (NAV) per share at period-end.

Gains and losses arising from changes in the fair value of investments are included in the statement of operations in the period in which they arise. When the financial assets are disposed of or are impaired, the related fair value gains or losses are included in the statement of operations.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the economic environment of the investors (the "functional currency"). The financial statements of the Company are presented in United States Dollars ("USD"), which is the functional currency of the Company.

Management has determined the functional currency of the Company to be USD. In making this judgment, management evaluates among other factors, the regulatory and competitive environment, the denomination of subscription/redemption and the fee structure as well as the economic environment in which the financial assets are invested of the Company and in particular, the economic environment of the investors.

(ii) Transactions and balances

Foreign currency transactions are translated into USD using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Statement of Operations.

Cash and cash equivalents

Cash comprises cash at bank.

Derivative financial instruments

Derivative financial instruments comprise futures contracts. Derivatives are initially recognised at fair value on the date on which the contract is entered into and are subsequently re-measured at their fair value. Fair values are based on quoted market prices in active markets. All derivatives are carried in assets when fair value is positive, and as liabilities when amounts are payable by the Company.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent changes in the fair value of any derivative instrument are included in the Statement of Operations.

Investment income

Dividend income and other distributions are recognised on the ex-dividend date and interest income on the accrual basis.

Related Parties

Related parties are individuals and companies where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

2 INVESTMENT MANAGER, ADMINISTRATORS, BROKERS, CUSTODIANS AND DIRECTORS

Investment Manager and Investment Administrator

The Company has entered into an Investment Agreement with Hamblin Watsa Investment Counsel Ltd (the "Investment Manager") of 95 Wellington Street West, Suite 802, Toronto, Ontario M5J 2N7 and Fairfax Financial Holdings Limited (the "Investment Administrator") of 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Investment fee

Investment fee is payable at the end of each calendar quarter and is equal in aggregate annual rate of 0.30% of the average market value of the Company at the close of business for the three preceding months. All fees are payable to the Investment Administrator and the latter reimburses the Investment Manager for its investment management services.

Brokers

During the period under review, the Company transacted with HSBC Securities and Capital Markets (India) Private Ltd, Kotak Securities, JM Morgan Stanley Securities Private Limited, DSP Merrill Lynch Limited, ICICI Brokerage Services Limited and CLSA India Ltd.

Administrator

International Financial Services Limited has been appointed to provide various administrative services to the Company. With effect from September 2, 2004, the Administrator is entitled to a fee of USD 21,750 for each quarter payable in arrears. The directors have apportioned the fee among the classes as follows: Class A — USD 9,000, Class B — USD 1,000, Class C — USD 3,750, Class D — USD 4,000 and Class E — USD 4,000. However, the Administrator agreed on June 28, 2006 that no administration fees would be charged to Class B and Class D until they are re-activated.

Custodians

INDIA

Deutsche Bank AG, Mumbai acts as the Indian Custodian with effect from January 26, 2000.

Fees and charges

Deutsche Bank AG, Mumbai fees are as follows:

(i) portfolio fee of 0.08% from January 2006 to August 2006 and 0.05% with effect from September 2006 p.a. of market value of Indian securities in dematerialised form payable monthly in arrears;

(ii) transaction fee of USD 80 from January 2006 to August 2006 and USD 50 with effect from September 2006 per receipt/delivery for secondary market and primary market transactions, including IPOs rights etc;

(iii) proxy services of USD 150 + invoiced charges

Deutsche Bank AG, Mumbai will also be entitled to all out of pocket and third party expenses, which are billed as and when incurred. These expenses include all communication costs and local duties.

ICICI Bank Limited acts as custodian for the futures contracts held by the Company.

Fees and charges

Clearing charges of **0.01%** of the value of trade for equity derivatives is payable by the Company to ICICI Bank Limited on a monthly basis.

ICICI Bank Limited will also be entitled to charge all service tax, other statutory levies and out-of-pocket incurred for the Company.

Deutsche Bank AG, Bangkok acts as the Thai Custodian with effect from April 19, 2002.

Fees and charges

Deutsche Bank AG, Bangkok fees are as follows:

(i) portfolio fee of **0.08%** p.a.; and

(ii) transaction fee of **USD 60** billed on a per receipt/per delivery basis.

The above fees are inclusive of registration services and corporate action services. Portfolio fees are payable monthly on month-end valuation. Remittances related to securities will be waived. Clean cash payments will be subject to normal bank charges.

The Thai Custodian will also be entitled to charge all out-of-pocket and any third party expenses including communication costs and local duties and fees. Additional charges and fees may apply to any special services and reports requested of the Custodian by the Company.

SINGAPORE

Deutsche Bank AG, Singapore acts as Custodian for the Company with effect from 28 March 2005 and held the ICICI Bank ADRs.

Fees and charges

Deutsche Bank AG, Singapore fees are as follows:

- Custody fees will be calculated on a monthly basis, based on the value of securities under custody as at each month end.
- Transaction fees will be calculated on a monthly basis, based on the number of transactions advised to the Custodian in each month.
- All other fees must be agreed between both parties prior to payment/debit.
- Out of pocket expense such as, but not limited to registration fees and scrip fees, will be advised by the Custodian on a month monthly basis in the form of a month end summary.

Directors

All directors have agreed to waive their entitlement to director's fees

3 INVESTMENTS

	Class A 16 August 2006	Class B 16 August 2006	Class C 16 August 2006	Class D 16 August 2006	Class E 16 August 2006	Company 2006
	USD	USD	USD	USD	USD	USD
At January 01, 2006	665,984,497	9,837,750	20,588,974	15,527,477	2,406,715	714,345,413
Additions	2,206,759	—	992,344	—		3,199,103
Disposals	(338,348,489)	(2,117,982)	—	(13,612,739)	(1,531,159)	(355,610,369)
Net change in unrealised Appreciation	(304,522,562)	(7,719,768)	2,736,976	(1,914,738)	(875,556)	(312,295,648)
At August 16, 2006 USD	25,320,205	—	24,318,294	—	—	49,638,499

Associated risk

The Company's investment activities expose it to various types of risks, which are associated with financial instruments and markets in which it invests. The following is a summary of the main risks:

Currency risk

The Company invests in securities denominated in Indian rupees and Thai Baht. Consequently, the Company is exposed to risks that the exchange rate of the US dollar relative to the Indian rupee and Thai Baht may change in a manner which has an adverse effect on the reported value of that portion of the Company's assets which are denominated in Indian rupees and Thai Baht.

Concentration risk

At August 16, 2006, a significant portion of the Company's net assets consists of Indian and Thai securities which involve certain considerations and risks not typically associated with investments in other more developed markets. In addition to its smaller size, lesser liquidity and greater volatility, the Indian and Thai securities market is less developed and there is often substantially less publicly available information about Indian and Thai issuers than there is in developed markets. Future economic and political developments in India and Thailand could adversely affect the liquidity or value, or both, of securities in which the Company has invested. In addition, the Company's ability to hedge its currency risk is limited and accordingly, the Company may be exposed to currency devaluation and other exchange rate fluctuations.

Liquidity risk

The Company maintains sufficient cash and marketable securities, and manages liquidity risk through its ability to close out market positions.

List of investments

India — Class A and Class C

Analysis of Indian securities portfolio:

Class A Quoted — INR	Number of Shares 16 August 2006	Market Value 16 August 2006	% of Net Assets of the Class	% of the Company's Net Assets
		USD		
Cholamandalam Investment and Finance Ltd	37,125	117,636	0.10	0.08
Gujurat State Petronet Limited	—	—	—	—
GVK Power and Infrastructure Limited	67,844	258,696	0.21	0.17
Housing Development Finance Corporation Limited	214,500	5,925,361	4.89	3.92
Himatsingka Seide Limited	1,468,000	3,342,814	2.76	2.21
Hindustan Lever Limited	174,578	864,264	0.71	0.57
ICICI Bank Limited	185,000	2,342,406	1.93	1.55
Sundaram Finance Limited	1,389,250	10,438,028	8.62	6.91
Quoted — USD				
ICICI Bank Limited ADRs	—	—	—	—
		23,289,205	19.22	15.41
Unquoted				
India Capital Fund Limited*	50,000	2,031,000	1.68	1.34
Total Class A (Cost — USD 10,781,051)		25,320,205	20.90	16.75

* India Capital Fund Limited is incorporated in Mauritius as a Category 1 Global Business Company and invests in India.

HWIC ASIA FUND

	Number of Shares 16 August 2006	Market Value 16 August 2006 USD	% of Net Assets of the Class	% of the Company's Net Assets
Thailand — Class C				
Quoted — THB				
Bangkok Insurance Public Co. — Foreign	3,676,003	20,828,882	76.42	13.78
Thai Reinsurance Public Co. — Foreign	5,188,000	654,480	2.40	0.43
Thai Reinsurance Public Co — U Fund	1,662,000	209,666	0.77	0.14
Thai Union Frozen Products Public Co Ltd	1,598,500	999,730	3.67	0.66
		22,692,758	83.26	15.01
Unquoted — USD				
Thai Focused Equity Fund Limited		—	—	—
Thai Focused US Feeder Fund Limited	3,954	1,625,536	5.96	1.08
Total Class C (Cost — USD 11,576,316)		24,318,294	89.22	16.09
Total for all classes (Cost — USD 22,357,366)		49,638,499		32.84

4 MARGIN ACCOUNTS

Margin accounts represent the exchange traded futures contracts margin deposits amounts held with the broker or the exchange.

Futures contracts

The Company held futures contracts in Class A until July 2006.

Futures contracts entitle the Company with rights to buy or sell securities on an agreed future settlement date at a price agreed when the contracts are entered into. Futures contracts are not securities and thus, are not recorded as assets on the statement of assets and liabilities.

Futures trading involve credit risks and the custodian requires buyers and sellers of futures to pay a deposit, the initial margin. All movements up to the end of the day are recognised by variation in the margins. The variation margin is the gain or loss made so far and is paid to or taken from the Company on a daily basis.

5 TAXATION

INDIA

The Company invests in India and the directors expect to obtain benefits under the double taxation treaty between Mauritius and India. The Indian Supreme Court has re-affirmed in a ruling dated, October 7, 2003 the validity of the circular 789 issued by the Central Board of Direct Taxes which provided that wherever a "Certificate of Residence" was issued by the Mauritian Tax Authorities, such certificate constituted sufficient evidence for accepting the status of residence and beneficial ownership and for applying the benefits of the tax treaty between India and Mauritius. The Company has obtained a tax residence certification from the Mauritian authorities and believes such certification is determinative of its residence status for treaty purposes. A Company which is tax resident in Mauritius under the treaty, but has no branch or permanent establishment in India, will not be subject to capital gains tax in India on the sale of securities but is subject to Indian withholding tax on interest earned on Indian securities at the rate of 20%.

With effect from April 1, 2003, dividends are exempt in the hands of shareholders. Indian companies making distributions are however liable to a Dividend Distribution Tax equivalent to 12.5% of the dividends distributed.

THAILAND

The Company invests in Thailand and the directors expect to obtain benefits under the double taxation treaty between Mauritius and Thailand. To obtain benefits under the double taxation treaty the Company must meet certain tests and conditions, including the establishment of Mauritius tax residence and related requirements. The Company has obtained a tax residence certification from the Mauritian authorities and believes such certification is determinative of its resident status for treaty purposes.

Capital Gains

Capital gains realised by the Company on the disposal of its investments will not be subject to Mauritian tax and will qualify for full relief from Thai tax under the Taxation Treaty provided that the Company does not have a permanent establishment in Thailand. Capital gains realised on the exercise of warrants will generally be exempt from Thai withholding tax.

Capital Gains

No Thai tax will be payable in relation to capital gains realised on the disposal of shares in the Company to non-Thai resident investors provided payment is made neither from nor within Thailand. Capital gains realised on sales of shares in the Company to Thai resident investors, or where payment is made from or within Thailand, are subject to Thai withholding tax at 15%, subject to relief in accordance with the terms of any applicable double taxation treaty. If the payer of the consideration for a sale of the shares in the Company fails to comply with this withholding obligation, the recipient of the consideration may be assessed to tax by the Thai Revenue Department.

Dividends and interest

Dividends received by the Company will be subject to Thai withholding tax at the rate of 10%, subject to exemption in relation to dividends paid by companies qualifying for the Thai Board of Investment promotional status during the corporate income tax exemption period. Interest payments received by the Company will be subject to Thai withholding tax at 15%.

Stamp duty

Thai stamp duty at 0.1% will be payable on transfers by the Company of shares only in cases where the Thai Stock Depository Centre does not act as registrar. In all other cases, transfers of shares by the Company will not be subject to Thai stamp duty. No Thai stamp duty will be payable in relation to the transfer of bonds. No stamp duty or similar taxes will be payable in either Thailand or Mauritius in relation to transfers of shares in the Company executed outside Thailand.

MAURITIUS

The Company is a tax incentive company in Mauritius and under current laws and regulations liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of actual foreign tax suffered and 80% of Mauritius tax payable in respect of its foreign source income thus reducing its maximum effective tax rate to 3%.

No Mauritian capital gains tax is payable on profits arising from sale of securities, and any dividends and redemption proceeds paid by the Company to its shareholders will be exempt in Mauritius from any withholding tax.

The amount of Mauritius tax allocated to each Class of the Company is based on the contribution of the respective Class to the total tax expense of the Company.

The foregoing is based on the taxation laws and practices in force, which may be subject to change.

		2006
		USD
Charge:		
Tax expense attributable to profit is made up of:		
Mauritian income tax based on the profit for the period adjusted for tax purposes at 15%, net of tax credit		12,635
Foreign withholding tax on dividend		77,903
	USD	90,538

		2006 USD
Liability:		
At 01 January		338,978
Charge for the year		90,538
Payment during the year		(77,903)
	USD	351,613

The actual tax income differs from the theoretical amount that would arise using the applicable income tax rate as follows:

		2006 USD
Net profit from operations for the year before tax		385,778,962
Tax calculated at the rate of 15%		57,866,844
Impact of:		
Exempt income — Net		(58,034,526)
Non allowable expenses		308,825
Nondeductible items		214,058
Income not taxable		(17,091)
Dividend and withholding tax on dividend income		—
		338,110
Foreign tax credit: Higher of		
(1) 80% of foreign source deemed		270,488
(2) Actual foreign tax suffered Withholding tax		77,903
		270,488
Under-provision for the year		54,987
Mauritian tax		12,635
Foreign withholding tax		77,903
Tax expense	USD	90,538

6 STATED CAPITAL

	Class A		Class B		Class C		Class D		Class E		Company Stated Capital
	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Number of Shares	Stated Capital	
		USD		USD		USD		USD		USD	USD
Issued and fully paid											
Participating shares:											
											177,228,869
At January 1, 2006 . .	10,705,923	174,305,526	201,999	2,019,985	1,125,237	5,152,039	1,055,000	4,863,195	160,000	1,600,000	187,940,745
											25,000,000
Redemptions	(9,696,546)	(144,114,459)	(201,999)	(2,019,985)	—	—	(1,055,000)	(4,863,195)	—	—	(150,997,639)
At August 16, 2006 . .	1,009,377	30,191,067	—	—	1,125,237	5,152,039	—	—	160,000	1,600,000	36,943,106

Rights of the shares

Participating shares

These carry a right to a dividend, as determined by the directors. Each holder of Participating shares is entitled on show of hands to one vote and, on a poll, to vote for each Participating share held. In a winding up, each Participating share has a preferential right to share in all surplus assets after the return of capital paid up on nominal amount of Participating shares and Management shares.

Management shares

These carry a right to vote but are not entitled to receive dividends and in a winding up, rank only for a return of paid up capital after the return of capital paid up on participating shares.

The Management shares have been issued solely to facilitate transactions in the participating shares of the Company.

7 RELATED PARTY TRANSACTIONS

Two directors of the Company, Dev Joory and Couldip Basanta Lala, are also directors of International Financial Services Limited ("Administrator"), and hence deemed to have beneficial interests in the Administration Agreement between the Company and the Administrator.

Mr Chandran Ratnaswami, a director of the Company, is an officer of Hamblin Watsa Investment Counsel Ltd ("Investment Manager"), and deemed to have beneficial interests in the Investment Agreement between the Company and the Investment Manager.

(a) The following transactions were carried out with related parties:

		16 August 2006
		USD
Purchases of services:		
(i) *Hamblin Watsa Investment Counsel Ltd and Fairfax Financial Holdings Limited* Investment fees	USD	914,771
(iii) *International Financial Services Limited*		
Administration and valuation charges		49,964
Other general administrative expenses		12,357
Professional fees		650
	USD	62,971

Period-end balances arising from the purchases of services:

		16 August 2006
		USD
Payable to:		
Hamblin Watsa Investment Counsel Ltd and Fairfax Investment Counsel Ltd	USD	4,265
International Financial Services Limited	USD	8,464

8 ULTIMATE HOLDING COMPANY

The directors consider Fairfax Financial Holdings Limited, a company incorporated under the laws of Canada and listed on the Toronto and New York Stock Exchanges, as the Company's ultimate holding company.

9 REPORTING CURRENCY

The financial statements are presented in United States dollar. The Company has been granted a Category 1 Global Business Licence under the Financial Services Development Act 2001 which requires that the Company's business or activity is carried on in a currency other than the Mauritian Rupee. On 28 September 2007, the Financial Services Development Act 2001 has been repealed and replaced by the Financial Services Act 2007.

HWIC ASIA FUND

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

HWIC ASIA FUND

FINANCIAL STATEMENTS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2005

Contents	Pages

HWIC ASIA FUND

STATEMENT OF ASSETS AND LIABILITIES — DECEMBER 31, 2005 (UNAUDITED)

	Class A 2005	Class A 2004	Class B 2005	Class B 2004	Class C 2005	Class C 2004	Class D 2005	Class D 2004	Class E 2005	Class E 2004	Company 2005	Company 2004
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
ASSETS												
Cash at bank	**14,721,361**	775,119	**274,307**	145,063	**3,393,190**	2,683,574	**526,476**	2,048,727	**93,644**	59,677	**19,008,978**	5,712,160
Investments (Cost — USD 374,768,633 *(2004 — USD 329,600,742)*) (Note 3)	**665,984,497**	450,156,610	**9,837,750**	6,509,129	**20,588,974**	18,704,507	**15,527,477**	20,105,587	**2,406,715**	1,824,012	**714,345,413**	497,299,845
Investments — Treasury Bills (Note 4)	—	4,583,314	—	—	—	—	—	—	—	—	—	4,583,314
Margin accounts (Note 5)	**3,989,064**	4,118,318	—	—	—	—	—	—	—	—	**3,989,064**	4,118,318
Accounts receivable	**54,950**	7,053	**78**	78	**156**	156	—	500	—	—	**7,887**	7,787
Unpaid management shares	—	—	—	—	—	—	—	—	—	—	**100**	100
TOTAL ASSETS	**684,749,872**	459,640,414	**10,112,135**	6,654,270	**23,982,320**	21,388,237	**16,053,953**	22,154,814	**2,500,359**	1,883,689	**737,351,442**	511,721,524
LIABILITIES												
Share application monies (Note 8)	—	—	—	—	—	—	—	10,000,000	—	—	—	10,000,000
Accounts payable	—	—	**8,267**	—	**5,625**	—	**29,955**	—	**3,450**	—	—	—
Accrued expenses	**61,902**	47,535	**3,000**	2,000	**8,701**	12,101	**4,487**	4,132	**4,500**	5,500	**82,590**	71,268
Tax liabilities (Note 7)	**277,759**	119,930	**3,586**	2,542	**28,960**	21,181	**27,158**	—	**1,515**	—	**338,978**	143,653
TOTAL LIABILITIES	**339,661**	167,465	**14,853**	4,542	**43,286**	33,282	**61,600**	10,004,132	**9,465**	5,500	**421,588**	10,214,921
NET ASSETS	**684,410,211**	459,472,949	**10,097,282**	6,649,728	**23,939,034**	21,354,955	**15,992,353**	12,150,682	**2,490,894**	1,878,189	**736,929,874**	501,506,603
NET ASSETS REPRESENTED BY												
Stated Capital (unlimited number of shares of beneficial interest without par value authorised) (Note 9)	**174,305,526**	174,305,526	**2,019,985**	2,019,985	**5,152,039**	(11,246,642)	**4,863,195**	10,550,000	**1,600,000**	1,600,000	**187,940,745**	177,228,869
Management shares (Note 9)	—	—	—	—	—	—	—	—	—	—	**100**	100
Accumulated net investment gain/(loss)	**31,746,552**	23,492,125	**357,529**	238,596	**1,983,654**	1,277,091	**1,350,975**	163,784	**15,338**	(14,664)	**35,454,048**	25,156,932
Accumulated net realised gain on investments	**157,223,606**	107,343,783	—	—	**6,798,339**	23,197,020	**7,863,445**	(531,238)	—	—	**171,885,390**	130,009,565
Accumulated net unrealised appreciation on investments	**319,061,716**	*152,919,481*	**7,719,768**	*4,391,147*	***10,005,002***	*8,127,486*	**1,914,738**	*1,968,136*	**875,556**	292,853	**339,576,780**	*167,699,103*
Gain on futures contracts	**4,397,465**	1,412,034	—	—	—	—	—	—	—	—	**4,397,465**	1,412,034
Realised loss on share swap transaction	**(2,324,654)**	—	—	—	—	—	—	—	—	—	**(2,324,654)**	
TOTAL NET ASSETS APPLICABLE TO OUTSTANDING SHARES OF BENEFICIAL INTEREST	**684,410,211**	459,472,949	**10,097,282**	6,649,728	**23,939,034**	21,354,955	**15,992,353**	12,150,682	**2,490,894**	1,878,189	**736,929,874**	501,506,603
Number of shares (Note 9)	***10,705,923***	*10,705,923*	***201,999***	*201,999*	***1,125,237***	*1,125,237*	**1,055,000**	1,055,000	**160,000**	160,000		
Net asset value per Participating share	**63.93**	42.92	**49.99**	32.92	**21.27**	18.98	**15.16**	11.52	**15.57**	11.74		

HWIC ASIA FUND

STATEMENT OF OPERATIONS — YEAR ENDED DECEMBER 31, 2005 (UNAUDITED)

	Class A 2005	Class A 2004	Class B 2005	Class B 2004	Class C 2005	Class C 2004	Class D 2005	Class D 2004	Class E 2005	Class E 2004	Company 2005	Company 2004
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
INVESTMENT INCOME												
Dividends	**11,535,255**	9,970,062	**149,081**	125,790	**834,423**	739,625	**1,129,103**	181,384	**63,030**	—	**13,710,892**	11,016,861
Interest	**63,804**	37,283	**9**	—	**52,405**	35,528	**8,627**	819	**2**	91	**124,847**	73,721
TOTAL INVESTMENT INCOME (NET OF FOREIGN TAXES WITHHELD AT SOURCE WHICH AMOUNTED TO: CLASS A— USD 12,812 and CLASS C — USD 93,265 (2004 — CLASS A— Nil and CLASS C— USD 77,706)	**11,599,059**	10,007,345	**149,090**	125,790	**886,828**	775,153	**1,137,730**	182,203	**63,032**	91	**13,835,739**	11,090,582
EXPENSES												
Investment fees (Note 2)	**1,726,036**	1,012,418	**—**	—	**65,833**	68,246	**115,273**	22,311	**7,524**	—	**1,914,666**	1,102,975
Custodian fees (Note 2)	**393,705**	263,965	**6,392**	3,534	**17,562**	12,114	**28,080**	7,362	**1,574**	620	**447,313**	287,595
Administration and valuation charges	**36,000**	37,000	**5,000**	5,000	**15,000**	15,000	**16,000**	12,000	**16,000**	4,000	**88,000**	73,000
HSBC Brokerage fee	**126,259**	22,300	**—**	—	**—**	—	**—**	—	**—**	—	**126,259**	22,300
Bank charges	**14,120**	3,533	**270**	150	**839**	724	**881**	722	**330**	230	**16,440**	5,359
Licence fee	**375**	1,725	**375**	—	**375**	925	**375**	500	**375**	—	**1,875**	3,150
Audit fee	**34,027**	6,750	**1,500**	—	**1,850**	6,750	**1,500**	—	**500**	1,500	**39,377**	15,000
ICICI transaction fees	**27,816**	3,641	**—**	—	**—**	—	**—**	—	**—**	—	**27,816**	3,641
Professional fees	**—**	10,250	**—**	—	**—**	3,000	**—**	10,500		7,500	**—**	31,250
Other general administrative expenses	**13,083**	7,835	**743**	579	**2,011**	4,542	**2,096**	1,819	**1,118**	1,000	**19,051**	15,775
Equipment written off	**—**	2,393	**—**	240	**—**	478	**—**	—	**—**	—	**—**	3,111
SEBI fees	**1,200**	—	**1,000**	—	**—**	—	**1,500**	—	**1,000**	—	**4,700**	
TOTAL EXPENSES	**2,372,621**	1,371,810	**15,280**	9,503	**103,470**	111,779	**165,705**	55,214	**28,421**	14,850	**2,685,497**	1,563,156
NET INVESTMENT INCOME/(LOSS) BEFORE TAX	**9,226,438**	8,635,535	**133,810**	116,287	**783,358**	663,374	**972,025**	126,989	**34,611**	(14,759)	**11,150,242**	9,527,426
Tax (Note 7)	**(277,759)**	(119,930)	**(3,586)**	(2,542)	**(28,960)**	(21,181)	**(27,158)**	—	**(1,515)**	—	**(338,978)**	(143,653)
NET INVESTMENT INCOME/(LOSS) AFTER TAX	**8,948,679**	8,515,605	**130,224**	113,745	**754,398**	642,193	**944,867**	126,989	**33,096**	(14,759)	**10,811,264**	9,383,773
REALISED AND UNREALISED GAIN/(LOSS) ON INVESTMENTS												
Net realised gain/(loss) on investment transactions:												
Proceeds from sales	**88,887,073**	404,973	**—**	—	**—**	1,017,797	**40,202,146**	9,870,858	**—**	—	**129,089,219**	11,293,628
Cost of investments sold	**(39,007,250)**	(103,586)	**—**	—	**—**	(378,081)	**(31,807,463)**	(10,402,096)	**—**	—	**(70,814,713)**	(10,883,763)
Net realised gain/(loss) on investment transactions	**49,879,823**	301,387	**—**	—	**—**	639,716	**8,394,683**	(531,238)	**—**	—	**58,274,506**	409,865
Net unrealised appreciation/(depreciation) on investments:												
Beginning of year	**152,919,481**	99,633,206	**4,391,147**	2,858,822	**8,127,486**	9,695,983	**1,968,136**	—	**292,853**	—	**167,699,103**	112,188,011
End of year	**319,061,716**	152,919,481	**7,719,768**	4,391,147	**10,005,002**	8,127,486	**1,914,738**	1,968,136	**875,556**	292,853	**339,576,780**	167,699,103
Net change in unrealised appreciation/ (depreciation)	**166,142,235**	53,286,275	**3,328,621**	1,532,325	**1,877,516**	(1,568,497)	**(53,398)**	1,968,136	**582,703**	292,853	**171,877,677**	55,511,092
Gain on futures contracts	**2,985,431**	1,412,034	**—**	—	**—**	—	**—**	—	**—**	—	**2,985,431**	1,412,034
Realised loss on share swap transaction	**(2,324,654)**	—	**—**	—	**—**	—	**—**	—	**—**	—	**(2,324,654)**	—
Gain (loss) on foreign currency translation	**(694,252)**	625,177	**(11,291)**	7,385	**(47,835)**	5,008	**242,324**	36,795	**(3,094)**	95	**(514,148)**	674,460
Net realised and unrealised gain (loss) on investments and foreign currency	**215,988,583**	55,624,873	**3,317,330**	1,539,710	**1,829,681**	(923,773)	**8,583,609**	1,473,693	**579,609**	292,948	**230,298,812**	58,007,451
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	**224,937,262**	64,140,478	**3,447,554**	1,653,455	**2,584,079**	(281,580)	**9,528,476**	1,600,682	**612,705**	278,189	**241,110,076**	67,391,224

HWIC ASIA FUND

STATEMENT OF CHANGES IN NET ASSETS — YEAR ENDED DECEMBER 31, 2005 (UNAUDITED)

	Class A 2005	Class A 2004	Class B 2005	Class B 2004	Class C 2005	Class C 2004	Class D 2005	Class D 2004	Class E 2005	Class E 2004	Company 2005	Company 2004
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
OPERATIONS:												
Net investment income, after tax	**8,948,679**	8,515,605	**130,224**	113,745	**754,398**	642,193	**944,867**	126,989	**33,096**	(14,759)	**10,811,264**	9,383,773
Net realised gain/(loss) on investment transactions	**49,879,823**	301,387	—	—	—	639,716	**8,394,683**	(531,238)	—	—	**58,274,506**	409,865
Net change in unrealised appreciation/ (depreciation) on investments	**166,142,235**	53,286,275	**3,328,621**	1,532,325	**1,877,516**	(1,568,497)	**(53,398)**	1,968,136	**582,703**	292,853	**171,877,677**	55,511,092
Gain on futures contracts	**2,985,431**	1,412,034	—	—	—	—	—	—	—	—	**2,985,431**	1,412,034
Realised loss on share swap transaction	**(2,324,654)**	—	—	—	—	—	—	—	—	—	**(2,324,654)**	—
Gain (loss) on foreign currency translation	**(694,252)**	625,177	**(11,291)**	7,385	**(47,835)**	5,008	**242,324**	36,795	**(3,094)**	95	**(514,148)**	674,460
Net increase/(decrease) in net assets resulting from operations	**224,937,262**	64,140,478	**3,447,554**	1,653,455	**2,584,079**	(281,580)	**9,528,476**	1,600,682	**612,705**	278,189	**241,110,076**	67,391,224
CAPITAL TRANSACTIONS:												
Issue of participating shares	—	139,995,357	—	—	—	—	**25,000,000**	10,550,000	—	1,600,000	**25,000,000**	152,145,357
Redemption of participating shares	—	(16,398,355)	—	—	—	(33,710,016)	**(30,686,805)**	—	—	—	**(30,686,805)**	(50,108,371)
Decrease/(increase) in net assets from capital share transactions	—	123,597,002	—	—	—	(33,710,016)	**(5,686,805)**	10,550,000	—	1,600,000	**(5,686,805)**	102,036,986
Total increase/(decrease) in net assets	**224,937,262**	**187,737,480**	**3,447,554**	**1,653,455**	**2,584,079**	**(33,991,596)**	**3,841,671**	**12,150,682**	**612,705**	**1,878,189**	**235,423,271**	**169,428,210**
NET ASSETS:												
At beginning of year	**459,472,949**	271,735,469	**6,649,728**	4,996,273	**21,354,955**	55,346,551	**12,150,682**	—	**1,878,189**	—	**501,506,603**	332,078,393
At end of year	**684,410,211**	459,472,949	**10,097,282**	6,649,728	**23,939,034**	21,354,955	**15,992,353**	12,150,682	**2,490,894**	1,878,189	**736,929,874**	501,506,603

HWIC ASIA FUND

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2005 (UNAUDITED)

	Class A 2005	Class B 2005	Class C 2005	Class D 2005	Class E 2005	Class A 2004	Class B 2004	Class C 2004	Class D 2004	Class E 2004	Class A 2003	Class B 2003	Class C 2003
PER SHARE OPERATING PERFORMANCE													
Net asset value at beginning of year	**42.92**	**32.92**	**18.98**	**11.52**	**11.74**	37.58	24.73	19.38	—	—	17.18	10.87	10.42
First issue of shares	**—**	**—**	**—**	**—**	**—**	—	—	—	10.00	10.00	—	—	—
	42.92	**32.92**	**18.98**	**11.52**	**11.74**	37.58	24.73	19.38	10.00	10.00	17.18	10.87	10.42
Income from Investment Operations:													
Net investment income	**0.86**	**0.88**	**0.66**	**0.58**	**0.70**	0.48	0.33	0.12	0.22	(0.09)	0.95	0.58	0.13
Net realised and unrealised gain/(loss) on investments and foreign currency	**20.18**	**16.21**	**1.74**	**3.07**	**3.14**	4.87	7.87	(0.45)	1.30	1.83	19.45	13.28	8.85
Provision for income tax	**(0.03)**	**(0.02)**	**(0.11)**	**(0.01)**	**(0.01)**	(0.01)	(0.01)	(0.07)	—	—	—	—	(0.02)
Total from Investment Operations	**21.01**	**17.07**	**2.29**	**3.64**	**3.83**	5.34	8.19	(0.40)	1.52	1.74	20.40	13.86	8.96
Net asset value at end of year	**63.93**	**49.99**	**21.27**	**15.16**	**15.57**	42.92	32.92	18.98	11.52	11.74	37.58	24.73	19.38
RATIOS AND SUPPLEMENTAL DATA:													
Net assets at end of year (millions)	**684.41**	**10.10**	**23.94**	**15.99**	**2.49**	459.47	6.65	21.35	12.15	1.88	271.74	5.00	55.35
Ratio of expenses to average net assets*	**0.42%**	**0.41%**	**0.18%**	**0.18%**	**0.47%**	0.41%	0.56%	0.50%	1.34%	0.79%	0.42%	0.41%	0.18%
Ratio of net investment income/(loss) to average net assets*	**1.63%**	**2.56%**	**1.60%**	**2.26%**	**3.54%**	2.43%	3.30%	1.16%	1.64%	(0.79)%	1.63%	2.56%	1.60%
Total return	**48.95%**	**51.85%**	**12.07%**	**31.60%**	**32.62%**	14.21%	33.12%	(2.06)%	15.20%	17.40%	118.74%	127.51%	85.99%

* Ratios are presented unnannualized. The ratios of net investment income/(loss) to average net assets, of operating expenses to average net assets and total return are calculated for each Class shares of the Company. Average net assets is based on the quarterly net assets.

Total return reflects the annual change in net assets resulting from operations.

HWIC ASIA FUND

NOTES TO THE FINANCIAL STATEMENTS — DECEMBER 31, 2005

1 ORGANISATION AND SIGNIFICANT ACCOUNTING POLICIES

HWIC Asia 'Fund (the "Company") was incorporated in Mauritius under the Companies Act 1984 on January 20, 2000 as a public company limited by shares and holds a Category 1 Global Business Licence issued by the Financial Services Commission on December 5, 2005 the Company's registered office changed from 3rd Floor, Les Cascades, Edith Cavell Street, Port Louis, Mauritius to IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius.

The Company is a multi-class investment company and its objective is long-term capital appreciation through investment primarily in securities of Asian companies. The Company currently invests through Class A, Class B, Class D and Class E in India and in Thailand through Class C. Through Class A, the Company also invests in another collective investment scheme, which is incorporated as a Category 1 Global Business company in Mauritius and which invests in India. Class E was created on September 3, 2004 for investment in India.

The Company maintains a separate portfolio of assets and liabilities for each Class. In addition, all custodial, banking and registrar transactions, fees of the functionaries and expenses, where appropriate, are kept separate for each Class. All other expenses, which cannot be allocated to each Class, are apportioned equally among the Classes.

Use of Estimates

The financial statements have been prepared in accordance with and comply with accounting principles generally accepted in the United States of America,. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Significant Accounting Policies

Investments

All purchases and sales of investments are recognised on the trade date, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction cost. Investments are subsequently carried at fair value. Fair values for quoted equity instruments *are* based on quoted bid prices at year-end. But in the absence of bid prices, the last meaningful trading prices at year-end are used. Fair values for investments held in unquoted funds are based on the Net Asset Value (NAV) per share at year-end.

Gains and losses arising from changes in the fair value of investments are included in the statement of operations in the period in which they arise. When the financial assets are disposed of or are impaired, the related fair value gains or losses are included in the statement of operations.

Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the economic environment of the investors (the "functional currency"). The financial statements of the Company are presented in United States Dollars ("USD"), which is the functional currency of the Company.

Management has determined the functional currency of the Company to be USD. In making this judgment, management evaluates among other factors, the regulatory and competitive environment, the denomination of subscription/redemption and the fee structure as well as the economic environment in which the financial assets are invested of the Company and in particularly, the economic environment of the investors.

(ii) Transactions and balances

Foreign currency transactions are translated into USD using the exchange rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Statement of Operations.

Cash and cash equivalents

Cash comprises cash at bank.

Originated loans

Originated loans comprise investments in Treasury bills. Loans originated by the Company by providing money directly to the borrower or to a sub-participation agent at draw down are categorised as loans originated by the Company and are carried at amortised cost. Third party expenses, such as legal fees, incurred in securing a loan are treated as part of the cost of the transaction.

Investment securities — Treasury bills are recognised when cash is advanced to borrowers.

An impairment provision is established if there is objective evidence that the Company will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collaterals, discounted at the original effective interest rate of the loan.

When a loan is uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement.

Derivative financial instruments

Derivative financial instruments comprise futures contracts. Derivatives are initially recognised at fair value on the date on which the contract is entered into and are subsequently re-measured at their fair value. Fair values are based on quoted market prices in active markets. All derivatives are carried in assets when fair value is positive, and as liabilities when amounts are payable by the Company.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent changes in the fair value of any derivative instrument are included in the Statement of Operations.

Investment income

Dividend income and other distributions are recognised when the Company's right to receive payment is established. Interest income is recorded on the accrual basis.

Related Parties

Related parties are individuals and companies where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

2 INVESTMENT MANAGER, ADMINISTRATORS, BROKERS, CUSTODIANS AND DIRECTORS

Investment Manager and Investment Administrator

The Company has entered into an Investment Agreement with Hamblin Watsa Investment Counsel Ltd (the "Investment Manager") of 95 Wellington Street West, Suite 802, Toronto, Ontario M5J 2N7 and Fairfax Financial Holdings Limited (the "Investment Administrator") of 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Investment fee

Investment fee is payable at the end of each calendar quarter and is equal in aggregate to 0.30% of the average market value of the Company at the close of business for the three preceding months. All fees are payable to the Investment Administrator and the latter reimburses the Investment Manager for its investment management services.

HWIC ASIA FUND

NOTES TO THE FINANCIAL STATEMENTS — DECEMBER 31, 2005 (Continued)

Brokers

During the year under review, the Company transacted with HSBC Securities and Capital Markets (India) Private Ltd, Kotak Securities, JM Morgan Stanley Securities Private Limited, DSP Merrill Lynch Limited, ICICI Brokerage Services Limited and CLSA India Ltd.

Administrator

International Financial Services Limited has been appointed to provide various administrative services to the Company in Mauritius and until September 2, 2004 it was entitled to a fee of USD 17,750 per quarter exclusive of disbursements. With effect from September 3, 2004, the Administrator is entitled to a fee of USD 21,750 for each quarter payable in arrears. The directors have apportioned the fee among the classes as follows: Class A — USD 9,000, Class B — USD 1,000, Class C — USD 3,750, Class D — USD 4,000 and Class E — USD 4,000.

Custodians

INDIA

Deutsche Bank AG, Mumbai acts as the Indian Custodian with effect from January 26, 2000.

Fees and charges

Deutsche Bank AG, Mumbai fees are as follows:

(i) portfolio fee of 0.08% p.a. (2004 — 0.08%) of market value of Indian securities in dematerialised form payable monthly in arrears;

(ii) transaction fee of USD 80 (2004 — USD 80) per receipt/delivery for secondary market and primary market transactions.

(iii) dematerialisation charges of INR 10 per certificate (2004 — INR 10); and rematerialisation charges of INR 10 per certificate (2004 — INR 10).

ICICI Bank Limited

ICICI Bank Limited acts as custodian for the futures contracts held by the Company.

Fees and charges

Clearing charges of 0.01% (2004 — 0.01%) of the value of trade for equity derivatives is payable by the Company to IC ICI Bank Limited on a monthly basis.

ICICI Bank Limited will also be entitled to charge all service tax, other statutory levies and out-of-pocket incurred for the Company.

THAILAND

Deutsche Bank AG, Bangkok acts as the Thai Custodian with effect from April 19, 2002.

Fees and charges

Deutsche Bank AG, Bangkok fees are as follows:

(i) portfolio fee of 0.08% p.a (2004 — 0.08%); and

(ii) transaction fee of USD 60 (2004 — USD 60) billed on a per receipt/per delivery basis.

The above fees are inclusive of registration services and corporate action services. Portfolio fees are payable monthly on month-end valuation. Remittances related to securities will be waived. Clean cash payments will be subject to normal bank charges.

The Thai Custodian will also be entitled to charge all out-of-pocket and any third party expenses including communication costs and local duties and fees. Additional charges and fees may apply to any special services and reports requested of the Custodian by the Company.

SINGAPORE

Deutsche Bank AG, Singapore acts as Custodian for the Company with effect from 28 March 2005 and holds the ICICI Bank ADRs.

Deutsche Bank AG, Singapore fees are as follows:

- Custody fees will be calculated on a monthly basis, based on the value of securities under custody as at each month end.
- Transaction fees will be calculated on a monthly basis, based on the number of transactions advised to the Custodian in each month.
- All other fees must be agreed between both parties prior to payment/debit.
- Out of pocket expense such as, but not limited to registration fees and scrip fees, will be advised by the Custodian on a month monthly basis in the form of a month end summary.

Directors fees

All directors have agreed to waive their entitlement to director's fees.

3 INVESTMENTS

	Class A 2005	Class A 2004	Class B 2005	Class B 2004	Class C 2005	Class C 2004	Class D 2005	Class D 2004	Class E 2005	Class E 2004	Company 2005	Company 2004
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
At January 01	450,156,610	270,658,708	6,509,129	4,976,804	18,704,507	20,651,085	20,105,587	—	1,824,012	—	497,299,845	296,286,597
Additions	88,692,902	126,315,213	—	—	6,951	—	27,282,751	28,539,547	—	1,531,159	115,982,604	156,385,919
Disposals	(74,306,195)	(103,586)	—	—	—	(378,081)	(33,775,599)	(10,402,096)	—	—	(108,081,794)	(10,883,763)
Net change in unrealised appreciation/(depreciation)	201,441,180	53,286,275	3,328,621	1,532,325	1,877,516	(1,568,497)	1,914,738	1,968,136	582,703	292,853	209,144,758	55,511,092
At December 31 USD	665,984,497	450,156,610	9,837,750	6,509,129	20,588,974	18,704,507	15,527,477	20,105,587	2,406,715	1,824,012	714,345,413	497,299,845

Net change in unrealised appreciation/(depreciation) excludes USD 37,267,081 (Class A — USD 35,298,945 and Class D — 1,968,136) relating to gain on fair valuation of investments disposed during the year. These are included in the disposal amounts.

The cost of investments disposed during the year amounted to USD 70,814,713 (Class A — USD 39,007,250 and Class D — 31,807,463).

Associated risk

The Company's investment activities expose it to various types of risks, which are associated with financial instruments and markets in which it invests. The following is a summary of the main risks:

Currency risk

The Company invests in securities denominated in Indian rupees and Thai Baht. Consequently, the Company is exposed to risks that the exchange rate of the US dollar relative to the Indian rupee and Thai Baht may change in a manner which has an adverse effect on the reported value of that portion of the Company's assets which are denominated in Indian rupees and Thai Baht.

Concentration risk

At December 31, 2005, a significant portion of the Company's net assets consists of Indian and Thai securities which involve certain considerations and risks not typically associated with investments in other more developed markets. In addition to its smaller size, lesser liquidity and greater volatility, the Indian and Thai securities market is less developed and there is often substantially less publicly available information about Indian and Thai issuers than there is in developed markets. Future economic and political developments in India and Thailand could adversely affect the liquidity or value, or both, of securities in which the Company has invested. In addition, the Company's ability to hedge its currency risk is limited and accordingly, the Company may be exposed to currency devaluation and other exchange rate fluctuations.

Liquidity risk

The Company maintains sufficient cash and marketable securities, and manages liquidity risk through its ability to close out market positions.

List of investments

India — Class A, Class B, Class D and Class E

Analysis of Indian securities portfolio:

Class A Quoted — INR	Number of Shares 2005	Market Value 2005	% of Net Assets of the Class	% of the Company's Net Assets	Number of Shares 2004	Market Value 2004	% of Net Assets of the Class	% of the Company's Net Assets
		USD				USD		
Cholamandalam Investment and Finance Ltd.	**637,125**	**2,636,019**	**0.4**	**0.4**	637,125	1,088,134	0.2	0.2
Housing Development Finance Corporation Limited	**214,500**	**5,735,687**	**0.8**	**0.8**	314,500	5,568,256	1.2	1.1
Himatsingka Seide Limited	**1,468,000**	**4,556,053**	**0.7**	**0.6**	367,000	3,342,185	0.7	0.7
Hindustan Lever Limited	**38,843,576**	**169,973,497**	**24.8**	**23.1**	38,148,576	126,515,385	27.6	25.2
ICICI Bank Limited	**26,570,361**	**344,647,827**	**50.4**	**46.8**	33,215,361	284,598,916	61.9	56.7
Sundaram Finance Limited	**2,389,250**	**21,214,750**	**3.1**	**2.9**	2,389,250	14,450,352	3.2	2.9
Quoted — USD								
ICICI Bank Limited ADRs	**3,363,700**	**96,874,560**	**14.2**	**13.0**	—	—	—	—
		645,638,393	**94.3**	**87.6**		435,563,228	94.8	86.8
Unquoted								
India Capital Fund Limited*	**571,841 units**	**20,348,104**	**3.0**	**2.8**	571,841 units	14,593,382	3.2	2.9
Total Class A (Cost — USD 346,922,781) (2004 — USD 297,237,129)		**665,984,497**	**97.3**	**90.4**		450,156,610	98.0	89.7

* India Capital Fund Limited is incorporated in Mauritius as a Category 1 Global Business Company and invests in India.

India

	Number of Shares 2005	Market Value 2005 USD	% of Net Assets of the Class	% of the Company's Net Assets	Number of Shares 2004	Market Value 2004 USD	% of Net Assets of the Class	% of the Company's Net Assets
Class B Quoted — INR								
ICICI Bank Limited	**750,000**	**9,728,354**	**96.3**	**1.3**	750,000	6,426,219	96.6	1.3
Hindustan Lever Limited	**25,000**	**109,396**	**1.1**	**0.0**	25,000	82,910	1.3	0.0
Total Class B (Cost — USD 2,117,982) (2004 — USD 2,117,982)		**9,837,750**	**97.4**	**1.3**		6,509,129	97.9	1.3
Class D Quoted — INR								
Hindustan Lever Limited	—	—	—	—	6,062,500	20,105,587	165.5	4.0
ICICI Bank Limited	**1,197,079**	**15,527,477**	**97.0**	**2.1**	—	—	—	—
Total Class D (Cost — USD 13,612,739) (2003 — USD 18,137,451)		**15,527,477**	**97.0**	**2.1**		20,105,587	165.5	4.0
Class E Quoted — INR								
Hindustan Lever Limited	**550,000**	**2,406,715**	**96.6**	**0.3**	550,000	1,824,012	97.1	0.4
Total Class C (Cost — USD 1,531,159) (2004 — USD 1,531,159)		**2,406,715**	**96.6**	**0.3**		1,824,012	97.1	0.4

	Number of Shares 2005	Market Value 2005	% of Net Assets of the Class	% of the Company's Net Assets	Number of Shares 2004	Market Value 2004	% of Net Assets of the Class	% of the Company's Net Assets
		USD				USD		
Thailand — Class C								
Quoted — THB								
Bangkok Insurance Public Co. — Foreign	2,827,695	18,053,369	75.4	2.5	2,827,695	16,283,708	76.2	3.3
Thai Reinsurance Public Co. — Foreign	5,188,000	629,584	2.6	0.1	5,188,000	552,170	2.6	0.1
Thai Reinsurance Public Co., Ltd Thai Trust Fund — Foreign	1,662,000	201,690	0.8	0.0	1,662,000	176,890	0.8	0.0
		18,884,643	78.8	2.6		17,012,768	79.6	3.4
Unquoted — USD								
Thai Focused Equity Fund Limited	3,944 units	1,704,331	7.1	0.2	3,930 units	1,691,739	7.9	0.3
Total Class C (Cost — USD 10,583,972) (2004 — USD 10,577,021)		20,588,974	85.9	2.8		18,704,507	87.5	3.7
Total for all classes (Cost USD 374,768,633 (2004 — USD 329,600,742)		713,345,413		96.9		497,299,845		99.1

4 INVESTMENTS — TREASURY BILLS

Class A and Company

	2005 USD	2004 USD
At 01 January	**4,583,314**	—
Additions	**993,227**	5,472,391
Disposals	**(5,572,244)**	(1,094,877)
Gain on exchange	**(65,800)**	205,800
Interest income	**61,703**	—
At 31 December	—	4,583,314

5 MARGIN ACCOUNTS

Margin accounts represent the margin deposits and the unrealised gain/(loss) on exchange traded futures contracts held with the broker.

Futures contracts

Futures contracts entitle the Company with rights to buy or sell securities on an agreed future settlement date at a price agreed when the contracts are entered into. Futures contracts are not securities and thus, are not recorded as assets on the statement of assets and liabilities.

Futures trading involve credit risks and the custodian requires buyers and sellers of futures to pay a deposit, the initial margin. All movements up to the end of the day are recognised by variation in the margins. The variation margin is the gain or loss made so far and is paid to or taken from the Company on a daily basis.

At 31 December 2005, the Company held futures contracts to buy **2,774,000** shares (2004 — 3,000,000 shares) of Hindustan Lever Limited (1,974,000 shares on 25 January 2006 and 800,000 shares of Hindustan Lever on 25 February 2006) at pre-determined prices ranging from INR 191.78 to INR 199.55. The closing market price of the Hindustan Lever Limited futures was **INR 198.00** (2004 — INR 145.00) at December 31, 2005.

7 TAX

INDIA

The Company invests in India and the directors expect to obtain benefits under the double taxation treaty between Mauritius and India. The Indian Supreme Court has re-affirmed in a ruling dated, October 7, 2003 the validity of the circular 789 issued by the Central Board of Direct Taxes which provided that wherever a "Certificate of Residence" was issued by the Mauritian Tax Authorities, such certificate constituted sufficient evidence for accepting the status of residence and beneficial ownership and for applying the benefits of the tax treaty between India and Mauritius. The Company has obtained a tax residence certification from the Mauritian authorities and believes such certification is determinative of its residence status for treaty purposes. A Company which is tax resident in Mauritius under the treaty, but has no branch or permanent establishment in India, will not be subject to capital gains tax in India on the sale of securities but is subject to Indian withholding tax on interest earned on Indian securities at the rate of 20%. From July 1, 1997 to March 31, 2002 there was no withholding tax on dividends in India. From April 1, 2002 to March 31, 2003, dividends received on Indian securities were subject to a 5% withholding tax on holdings of 10% or more (15% in other cases).

With effect from April 1, 2003, dividends are exempt in the hands of shareholders. Indian companies making distributions are however liable to a Dividend Distribution Tax equivalent to 12.5% of the dividends distributed.

THAILAND

The Company invests in Thailand and the directors expect to obtain benefits under the double taxation treaty between Mauritius and Thailand. To obtain benefits under the double taxation treaty the Company must meet certain tests and conditions, including the establishment of Mauritius tax residence and related requirements. The Company has obtained a tax residence certification from the Mauritian authorities and believes such certification is determinative of its resident status for treaty purposes.

Capital Gains

Capital gains realised by the Company on the disposal of its investments will not be subject to Mauritian tax and will qualify for full relief from Thai tax under the Taxation Treaty provided that the Company does not have a permanent establishment in Thailand. Capital gains realised on the exercise of warrants will generally be exempt from Thai withholding tax. No Thai tax will be payable in relation to capital gains realised on the disposal of shares in the Company to non-Thai resident investors provided payment is made neither from nor within Thailand. Capital gains realised on sales of shares in the Company to Thai resident investors, or where payment is made from or within Thailand, are subject to Thai withholding tax at 15%, subject to relief in accordance with the terms of any applicable double taxation treaty. If the payer of the consideration for a sale of the shares in the Company fails to comply with this withholding obligation, the recipient of the consideration may be assessed to tax by the Thai Revenue Department.

Dividends and interest

Dividends received by the Company will be subject to Thai withholding tax at the rate of 10%, subject to exemption in relation to dividends paid by companies qualifying for the Thai Board of Investment promotional status during the corporate income tax exemption period. Interest payments received by the Company will be subject to Thai withholding tax at 15%.

Stamp duty

Thai stamp duty at 0.1% will be payable on transfers by the Company of shares only in cases where the Thai Stock Depository Centre does not act as registrar. In all other cases, transfers of shares by the Company will not be subject to Thai stamp duty. No Thai stamp duty will be payable in relation to the transfer of bonds. No stamp duty or similar taxes will be payable in either Thailand or Mauritius in relation to transfers of shares in the Company executed outside Thailand.

MAURITIUS

The Company is a tax incentive company in Mauritius and under current laws and regulations liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of actual foreign tax suffered and 80% of Mauritius tax payable in respect of its foreign source income thus reducing its maximum effective tax rate to 3%. At December 31, 2005, the Company had a tax liability of **USD 338,978** (2004 — Tax liability — USD 143,653)

No Mauritian capital gains tax is payable on profits arising from sale of securities, and any dividends and redemption proceeds paid by the Company to its shareholders will be exempt in Mauritius from any withholding tax.

The foregoing is based on the taxation laws and practices in force, which may be subject to change.

		2005 USD	2004 USD
Liability			
At January 1		**143,653**	—
Charge for the year			
Mauritian income tax based on the profit for the year adjusted for tax purposes at 15%, net of tax credit		**338,978**	143,653
Foreign withholding tax on dividend		**106,077**	77,706
		445,055	221,359
Payment during the year		**(249,730)**	(77,706)
At December 31	USD	**338,978**	143,653

The reconciliation between the actual tax rate and the applicable tax rate of **15%** is as follows:

		2005 USD	2004 USD
Net investment income before tax (before net off of withholding tax suffered)		**10,742,171**	10,279,592
Tax at the rate of 15%		**1,611,326**	1,541,939
Tax effect of income that are not chargeable for tax Purposes			
Exempt income		**(9,472)**	(112,227)
Non allowable expenses		**77,122**	373
Dividend and withholding tax on dividend income		**15,912**	227,017
		1,694,888	1,657,102
Foreign tax credit		**(1,355,910)**	(1,513,449)
Tax expense	USD	**338,978**	143,653

8 SHARE APPLICATION MONIES

(i) Share application monies of **USD 10,000,000** were received from Fairfax Financial Holdings Limited on 08 and 10 December 2004. These were converted into **868,267** Class D participating shares on 21 January 2005, based on the NAV per Class D shares at 31 December 2004 of **USD 11.52.**

(ii) Share application monies of **USD 10,000,000** were received from Fairfax Financial Holdings Limited on 27 January 2005. These were converted into **789,160** Class D participating shares on 21 February 2005, based on the NAV per Class D shares at 31 January 2005 of **USD 12.67.**

(iii) Share application monies of **USD 5,000,000** were received from Fairfax Financial Holdings Limited on 15 February 2005. These were converted into **440,056** Class D participating shares on 01 March 2005, based on the NAV per Class D shares at 28 February 2005 of **USD 11.36.**

9 STATED CAPITAL

	Class A		Class B		Class C		Class D		Class E		Company
	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Number of Shares	Stated Capital	Stated Capital
		USD		USD		USD		USD		USD	USD
Issued and fully paid											
Participating shares:											
At January 1, 2004	7,231,226	50,708,524	201,999	2,019,985	2,856,370	22,463,374	—	—	—	—	75,191,883
Subscriptions	3,939,041	139,995,357	—	—	—	—	1,055,000	10,550,000	160,000	1,600,000	152,145,357
Redemptions	(464,344)	(16,398,355)	—	—	(1,731,133)	(33,710,016)	—	—	—	—	(50,108,371)
At December 31, 2004	10,705,923	174,305,526	201,999	2,019,985	1,125,237	(11,246,642)	1,055,000	10,550,000	160,000	1,600,000	177,228,869
Subscriptions	—	—	—	—	—	—	2,097,483	25,000,000	—	—	25,000,000
Redemptions	—	—	—	—	—	—	(2,097,483)	(30,686,805)	—	—	(30,686,805)
						16,398,681					16,398,681
At December 31, 2005	10,705,923	174,305,526	201,999	2,019,985	1,125,237	5,152,039	1,055,000	4,863,195	160,000	1,600,000	187,940,745
Issued but not yet paid											
Management shares:											
At January 1, 2004 December 31, 2004 and December 31, 2005											100

Capitalisation Income

At the Board meeting held on 22 February 2006, the Board approved the reclassification of the excess between the redemption price and original issue price of the **1,731,133** participating Class C shares to accumulated realised gain/(loss) on disposal of investments.

Rights of the shares

Participating shares

These carry a right to a dividend, as determined by the directors. Each holder of Participating shares is entitled on show of hands to one vote and, on a poll, to vote for each Participating share held. In a winding up, each Participating share has a preferential right to share in all surplus assets after the return of capital paid up on nominal amount of Participating shares and Management shares.

Management shares

These carry a right to vote but are not entitled to receive dividends and in a winding up, rank only for a return of paid up capital after the return of capital paid up on participating shares.

The Management shares have been issued solely to facilitate transactions in the participating shares of the Company.

10 RELATED PARTY TRANSACTIONS

Two directors of the Company, Dev Joory and Couldip Basanta Lala, are also directors of International Financial Services Limited ("Administrator"), and hence deemed to have beneficial interests in the Administration Agreement between the Company and the Administrator.

Mr Chandran Ratnaswami, a director of the Company, is an officer of Hamblin Watsa Investment Counsel Ltd ("Investment Manager"), and deemed to have beneficial interests in the Investment Agreement between the Company and the Investment Manager.

(a) The following transactions were carried out with related parties:

		2005	2004
		USD	USD
Purchases of services:			
(i) *Hamblin Watsa Investment Counsel Ltd and Fairfax Financial Holdings Limited Investment fees*	**USD**	**1,914,666**	1,102,975
(iii) *International Financial Services Limited*			
Administration and valuation charges		**88,000**	73,000
Other general administrative expenses		**19,052**	
Professional fees		—	31,250
	USD	**107,052**	104,250

Year-end balances arising from the purchases of services.

		2005	2004
		USD	USD
Payable to:			
Hamblin Watsa Investment Counsel Ltd and Fairfax Financial Holdings Limited	USD	—	—
International Financial Services Limited	USD	23,750	22,750

11 ULTIMATE HOLDING COMPANY

The directors consider Fairfax Financial Holdings Limited, a company incorporated under the laws of Canada and listed on the Toronto and New York Stock Exchanges, as the Company's ultimate holding company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ODYSSEY RE HOLDINGS CORP.

By: /s/ ANDREW A. BARNARD

Name: Andrew A. Barnard

Title: President, Chief Executive Officer

Date: February 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW A. BARNARD Andrew A. Barnard	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 28, 2008
/s/ R. SCOTT DONOVAN R. Scott Donovan	Executive Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 28, 2008
* V. Prem Watsa	Director	February 28, 2008
* James F. Dowd	Director	February 28, 2008
* Peter M. Bennett	Director	February 28, 2008
* Anthony F. Griffiths	Director	February 28, 2008
* Patrick W. Kenny	Director	February 28, 2008
* Bradley P. Martin	Director	February 28, 2008
* Brandon Sweitzer	Director	February 28, 2008
* Paul M. Wolff	Director	February 28, 2008

*By: /s/ ANDREW A. BARNARD

Andrew A. Barnard

Attorney-in-fact

EXHIBIT INDEX

Number	Title of Exhibit
3.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001). Also see Exhibits 4.7 and 4.8 hereto.
3.2	Amended and Restated By-Laws (incorporated herein by reference to the Registrant's Current Report on Form 8-K, filed with the Commission on December 10, 2007)
4.1	Specimen Certificate representing Common Stock (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
4.4	Indenture dated October 31, 2003 between Odyssey Re Holdings Corp. and The Bank of New York regarding the 6.875% Senior Notes due 2015 and the 7.65% Senior Notes due 2013 (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003).
4.5	Global Security dated October 31, 2003 representing $150,000,000 aggregate principal amount of 7.65% Senior Notes due 2013 (incorporated by reference to Exhibit 4.2 of the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 3, 2003).
4.6	Global Security dated November 18, 2003 representing $75,000,000 aggregate principal amount of 7.65% Senior Notes due 2013 (incorporated by reference to Exhibit 4.6 of the Registrant's Annual Report on Form 10-K filed with the Commission on February 18, 2004).
4.7	Global Security dated May 13, 2005, representing $125,000,000 aggregate principal amount of 6.875% Senior Notes due 2015 (incorporated by reference to Exhibit 4.7 of the Registrant's Quarterly Report on Form 10-Q filed on August 9, 2005).
4.8	Certificate of Designations setting forth the specific rights, preferences, limitations and other terms of the Series A Preferred Shares (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.9	Certificate of Designations setting forth the specific rights, preferences, limitations and other terms of the Series B Preferred Shares (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.10	Form of Stock Certificate evidencing the Series A Preferred Shares (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.11	Form of Stock Certificate evidencing the Series B Preferred Shares (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 18, 2005).
4.12	Indenture dated as of February 22, 2006 between Odyssey Re Holdings Corp. and Wilmington Trust Company regarding the Floating Rate Senior Debentures, Series A (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2006).
4.13	Indenture dated as of February 22, 2006 between Odyssey Re Holdings Corp. and Wilmington Trust Company regarding the Floating Rate Senior Debentures, Series B (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2006).
4.14	Indenture dated as of November 28, 2006 between Odyssey Re Holdings Corp. and Wilmington Trust Company regarding the Floating Rate Senior Debentures, Series C (incorporated herein by reference to the Registrant's Current Report on Form 8-K filed with the Commission on November 29, 2006).
10.1	Affiliate Guarantee by Odyssey America Reinsurance Corporation dated as of July 14, 2000 relating to Compagnie Transcontinentale de Réassurance (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on March 26, 2001).
10.2	Blanket Assumption Endorsement Agreement between Ranger Insurance Company and Odyssey Reinsurance Corporation dated as of July 1, 1999 (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on March 26, 2001).

Number	Title of Exhibit
10.3	Tax Allocation Agreement effective as of June 19, 2001 among Fairfax Inc., Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, and Hudson Insurance Company (incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2002), Inter-Company Tax Allocation Agreement among TIG Holdings, Inc. and the subsidiary corporations party thereto and Agreement for the Allocation and Settlement of Consolidated Federal Income Tax Liability as amended (each incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001) and Inter-Company Tax Allocation Agreement effective as of March 4, 2003 between Odyssey Re Holdings Corp. and Fairfax Inc. (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-138340), filed with the Commission on October 31, 2006).
10.4	Employment Agreement dated as of September 14, 2005 between Andrew A. Barnard and Odyssey Re Holdings Corp. (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on September 16, 2005.**
10.5	Employment Agreement dated as of May 23, 2001 between Michael Wacek and Odyssey Re Holdings Corp (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).**
10.6	Employment Agreement dates as of August 24, 2006 between R. Scott Donovan and Odyssey Re Holdings Corp (incorporated herein by reference to the Registrant's Current Report on Form 8-K, filed with the Commission on August 25, 2006).
10.7	Third Amended and Modified Office Lease Agreement in relation to 300 First Stamford Place, Stamford, Connecticut and guarantee of Odyssey Re Holdings Corp. executed in connection therewith (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on November 4, 2004) which amends the Lease Agreement between TIG Insurance Company and First Stamford Place Company, as amended (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.8	Registration Rights Agreement dated as of June 19, 2001 among Odyssey Re Holdings Corp., TIG Insurance Company and ORH Holdings Inc. (incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2002).
10.9	Investment Agreement dated as of January 1, 2002 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Odyssey America Reinsurance Corporation (incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 4, 2003).
10.10	Investment Agreement dated as of January 1, 2003 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Clearwater Insurance Company (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2006).
10.11	Investment Agreement dated as of January 1, 2003 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Hudson Insurance Company (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2006).
10.12	Investment Agreement dated as of January 1, 2003 between Hamblin Watsa Investment Counsel Ltd., Fairfax Financial Holdings Limited and Newline Underwriting Management Ltd. (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2006).
10.13	Stop Loss Agreement dated December 31, 1995 among Skandia America Reinsurance Corporation and Skandia Insurance Company Ltd., as amended (incorporated herein by reference to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
10.14	Indemnification Agreements between Odyssey Re Holdings Corp. and each of its directors and officers dated as of March 21, 2001 (incorporated herein by reference to the Registrant's Annual Report on Form 10-K filed with the Commission on March 6, 2002).

Number	Title of Exhibit
10.15	Indemnification Agreement in favor of Odyssey Reinsurance Corporation and Hudson Insurance Company from Fairfax Financial Holdings Limited dated as of March 22, 2001 (incorporated herein by reference to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
10.16	Indemnification Agreement in favor of Odyssey Reinsurance Corporation from Fairfax Financial Holdings Limited dated as of March 20, 2001 (incorporated herein by reference to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 4, 2001).
10.17	Odyssey America Reinsurance Corporation Restated Employees Retirement Plan, as amended (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).**
10.18	Odyssey America Reinsurance Corporation Profit Sharing Plan, as amended (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).**
10.19	Odyssey Re Holdings Corp. Restricted Share Plan (incorporated herein by reference to the Registrant's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).**
10.20	Odyssey Re Holdings Corp. Stock Option Plan (incorporated herein by reference to the Registrant's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).**
10.21	Odyssey Re Holdings Corp. Long-Term Incentive Plan (incorporated herein by reference to the Registrant's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).**
10.22	Odyssey Re Holdings Corp. Employee Share Purchase Plan (incorporated herein by reference to the Registrant's Amendment No. 3 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on June 7, 2001).**
10.23	Odyssey America Reinsurance Corporation 401(k) Excess Plan, as amended (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).**
10.24	Odyssey America Reinsurance Corporation Restated Supplemental Retirement Plan, as amended (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).**
10.25	Tax Services Agreement between Fairfax Inc., Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation and Hudson Insurance Company dated as of May 10, 2001 (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.26	Tax Services Agreement between Fairfax Inc. and Odyssey Re Holdings Corp. dated as of May 10, 2001 (incorporated herein by reference to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (No. 333-57642), filed with the Commission on May 29, 2001).
10.27	Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (incorporated herein by reference to Appendix A of the Registrant's definitive proxy statement filed on March 21, 2002).**
10.28	Credit Agreement dated as of July 13, 2007 among Odyssey Re Holdings Corp., Wachovia Bank, National Association, KeyBank National Association and the other parties thereto, and the promissory notes executed in connection therewith (incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Commission on August 8, 2007).
10.29	Commutation and Release Agreement effective as of September 29, 2006 between Clearwater Insurance Company and nSpire Re Limited (incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (No. 333-138340), filed with the Commission on October 31, 2006).
10.30	Resignation and Separation Agreement dated March 9, 2007 by and between Odyssey Re Holdings Corp. and Robert Giammarco.**
*21.1	List of the Registrant's Subsidiaries.

Number	Title of Exhibit
*23.1	Consent of PricewaterhouseCoopers LLP.
*23.2	Consent of PricewaterhouseCoopers LLP.
*24	Powers of Attorney.
*31.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-15(e) or 15d-15(e), as enacted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Executive Vice President and Chief Financial Officer pursuant to Rule 13a-15(e) or 15d-15(e), as enacted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** Management contract or compensatory plan or arrangement

Investor Information

Shareholders' Meeting
The 2008 Annual Shareholders' Meeting will be held on Wednesday, April 23, 2008, at 9:30 a.m. (Eastern Daylight Saving Time), at The Yale Club, 50 Vanderbilt Avenue, New York, NY.

Auditors
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(866) 233-6644
(201) 680-6685 (Outside the U.S.)
(800) 231-5469 (Hearing Impaired – TDD Phone)
E-Mail Address: **shrrelations@mellon.com**
Website: **http://www.bnymellon.com/shareowner/isd**

Send Certificates For Transfer to:
BNY Mellon Shareowner Services
P.O. Box 3338
South Hackensack, NJ 07606-1936

Send Shareholder Inquires and Address Changes to:
BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310

Stock Trading
Odyssey Re Holdings Corp. shares are traded on the New York Stock Exchange under the trading symbol "ORH."

Common Shares and Dividends
Quarterly high and low sales prices per share of the Company's common stock, as reported by the New York Stock Exchange Composite, for the four quarters of 2007, and the four quarters of 2006, as well as dividends paid, were as follows:

Common Share Market Price
(In dollars)

	High	Low	Dividends Paid
2007			
Fourth quarter	41.76	34.16	$.0625 per share
Third quarter	44.02	32.51	$.0625 per share
Second quarter	45.08	39.31	$.0625 per share
First quarter	40.59	36.39	$.0625 per share
2006			
Fourth quarter	38.65	33.45	$.0313 per share
Third quarter	34.75	24.70	$.0313 per share
Second quarter	26.60	21.23	$.0313 per share
First quarter	25.41	19.50	$.0313 per share

On February 20, 2008, the Board of Directors declared a cash dividend of $0.0625 per common share to be paid on March 28, 2008 to shareholders of record as of March 14, 2008

As of February 20, 2008, the number of holders of the Company's common stock, including those whose common stock is held in nominee name, was approximately 28,230.

Employees
As of December 31, 2007, the Company and its subsidiaries had 635 employees.

Information Request:
A copy of Odyssey Re Holdings Corp. Annual Report and Form 10-K are available without charge on OdysseyRe's Website http://www.odysseyre.com, or upon written request to:

Odyssey Re Holdings Corp.
Attn: Investor Relations
300 First Stamford Place
Stamford, CT 06902
Telephone: (203) 940-8610
Facsimile: (203) 965-7960

For more information about Odyssey Re Holdings Corp., visit OdysseyRe's website at **http://www.odysseyre.com.**

Certifications
The Company has filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, the Company has submitted to the New York Stock Exchange the certification of its Chief Executive Officer required by Section 303A.12(a) of the Exchange's Listed Company Manual.

Caution Regarding Forward-Looking Statements:
This document may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which may relate to risks and uncertainties, are based upon management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those contained in, or suggested by, such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission.

OdysseyRe®

Safe Journey

END

300 First Stamford Place, Stamford, CT 06902
www.odysseyre.com